Filed Pursuant to Rule 424(b)(3)
SEC Registration No. 333-140031

Proxy Statement	Prospectus

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of First Valley Bancorp, Inc.:

Your board of directors has agreed on a transaction that will result in the merger of First Valley Bancorp, Inc. with New England Bancshares, Inc. You are being asked to approve the merger through the approval of the merger agreement at a special meeting of shareholders to be held on June 25, 2007.

If the merger agreement is approved at the special meeting, First Valley Bancorp will be merged into New England Bancshares Acquisition, Inc., a wholly-owned subsidiary of New England Bancshares formed to facilitate the acquisition. New England Bancshares Acquisition will be the surviving entity following the merger. Valley Bank will be a separate subsidiary of New England Bancshares following the merger. In connection with the merger, each share of First Valley Bancorp common stock will be converted into the right to receive $9.00 in cash and 0.8907 shares of New England Bancshares common stock (plus cash in lieu of any fractional share). New England Bancshares is offering approximately 1,063,986 shares of its common stock to First Valley Bancorp stockholders.

As a result of First Valley Bancorp shareholders receiving a combination of New England Bancshares common stock and cash in exchange for First Valley Bancorp common stock, First Valley Bancorp shareholders will recognize gain, but not loss, equal to the lesser of the amount of cash received or the amount of gain realized in the exchange. The common stock of New England Bancshares is listed on The NASDAQ Global Market under the symbol “NEBS.” The closing price of New England Bancshares common stock on May 9, 2007 was $13.09.

After careful consideration, the board of directors of First Valley Bancorp has unanimously determined that the merger is in the best interests of shareholders and recommends that First Valley Bancorp shareholders vote “FOR” the proposal to approve the merger agreement. The board of directors of First Valley Bancorp strongly supports this strategic combination between New England Bancshares and First Valley Bancorp and appreciates your prompt attention to this very important matter. First Valley Bancorp’s subsidiary bank, Valley Bank, will continue as a separate subsidiary of New England Bancshares.

This proxy statement/prospectus contains information that you should consider in evaluating the merger agreement and the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 11 for a discussion of certain risk factors relating to the merger agreement and the merger.

We cannot complete the merger unless First Valley Bancorp’s shareholders approve the merger agreement and we obtain all applicable regulatory approvals. Whether or not you plan to attend the special meeting of shareholders of First Valley Bancorp, please complete and return the enclosed proxy card. Your vote is important. If you do not return your proxy card, the effect will be a vote against the proposed merger.

Robert L. Messier, Jr.
President and Chief Executive Officer
First Valley Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated May 11, 2007 and is first being mailed to First Valley Bancorp shareholders on or about May 18, 2007.

FIRST VALLEY BANCORP, INC.

Four Riverside Avenue

Bristol, Connecticut 06010

(860) 582-8868

Notice of Special Meeting of Shareholders

to be held June 25, 2007

A special meeting of shareholders of First Valley Bancorp, Inc. will be held at 5:00 p.m., local time, on June 25, 2007 at Valley Bank, Four Riverside Avenue, Bristol, Connecticut. Any adjournments or postponements of the special meeting will be held at the same location.

At the special meeting, you will be asked to:

1.	Consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of November 21, 2006, by and among New England Bancshares, Inc., New England Bancshares Acquisition, Inc. and First Valley Bancorp, Inc. and the transactions contemplated by the merger agreement. A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus;

2.	Consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3.	Transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

The enclosed proxy statement/prospectus describes the merger agreement and the proposed merger in detail. We urge you to read these materials carefully. The enclosed proxy statement/prospectus forms a part of this notice.

The board of directors of First Valley Bancorp unanimously recommends that First Valley Bancorp shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger agreement.

The board of directors of First Valley Bancorp has fixed the close of business on April 30, 2007 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important. Your proxy is being solicited by the First Valley Bancorp board of directors. The proposal to approve the merger agreement must be approved by the affirmative vote of holders of a majority of the outstanding shares of First Valley Bancorp common stock entitled to vote in order for the proposed merger to be consummated. Whether or not you plan to attend the special meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used. If you do not return your proxy card or vote at the meeting itself, the effect will be a vote against the merger.

Under Connecticut law, if the merger is completed, First Valley Bancorp shareholders of record who do not vote to approve the merger agreement and otherwise comply with the applicable provisions of Connecticut law pertaining to dissenters’ rights will be entitled to exercise dissenters’ rights and obtain payment in cash of the fair value of their shares of First Valley Bancorp common stock by following the procedures set forth in detail in the enclosed proxy statement/prospectus. A copy of the section of the Connecticut General Statutes pertaining to dissenters’ rights is included as Annex C to the accompanying proxy statement/prospectus.

By Order of the Board of Directors

Robert L. Messier, Jr.
President and Chief Executive Officer

Bristol, Connecticut

May 18, 2007

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	You are being asked to vote on the approval of a merger agreement that provides for the acquisition of First Valley Bancorp by New England Bancshares. A copy of the merger agreement is provided as Annex A to this document. The First Valley Bancorp board of directors has determined that the proposed merger is in the best interests of First Valley Bancorp shareholders, has unanimously approved the merger agreement and recommends that First Valley Bancorp shareholders vote “FOR” the approval of the merger agreement.

Q:	What will happen to Valley Bank after the merger?

A:	The merger agreement provides that Valley Bank will be maintained as a separate subsidiary for a minimum of five years following the merger, absent the occurrence of certain unexpected events. Valley Bank’s current board of directors, supplemented by two representatives from Enfield Federal, will continue as Valley Bank’s board of directors.

Q:	What will I be entitled to receive in the merger?

A:	Under the merger agreement, each share of First Valley Bancorp common stock you own will be exchanged for 0.8907 shares of New England Bancshares common stock and $9.00 in cash.

New England Bancshares will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of New England Bancshares common stock that you would otherwise be entitled to receive. See “Description of the Merger—Consideration to be Received in the Merger” on page 37 and “Description of New England Bancshares Capital Stock” on page 60.

Q:	What will my dividends be after the merger?

A:	New England Bancshares currently pays a quarterly dividend of $0.03 per share. Although New England Bancshares has paid quarterly dividends on its common stock without interruption since the fourth quarter of 2005, there is no guarantee that New England Bancshares will continue to pay dividends on its common stock. All dividends on New England Bancshares common stock are declared at the discretion of the New England Bancshares board of directors.

Q:	How do I exchange my stock certificates?

A:	Shortly after the merger, Registrar and Transfer Company, the exchange agent, will send you a letter indicating how and where to surrender your stock certificates in exchange for the merger consideration. In any event, you should not send your First Valley Bancorp stock certificates with your proxy card.

Q:	What are the tax consequences of the merger to me?

A:	You will receive a combination of New England Bancshares common stock and cash and you should recognize capital gain, but not loss for federal income tax purposes, on the exchange to the extent of the lesser of the amount of cash received or the amount of gain realized in the exchange. This tax treatment may not apply to all First Valley Bancorp shareholders. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

Q:	Will I be required to pay backup withholding on the merger consideration paid to me?

A:	Unless an exemption exists under the Internal Revenue Code backup withholding rules, the exchange agent is required to withhold 28% of any cash payments made to you in the merger.

Q:	Am I entitled to dissenters’ rights?

A:	Yes. Connecticut law provides you with dissenters’ rights in the merger. This means that you are legally entitled to receive payment in cash of the fair value of your shares, excluding any appreciation in value that results from the merger. To maintain your dissenters’ rights you must (1) deliver written notice to the Secretary of First Valley Bancorp, Four Riverside Avenue, Bristol, Connecticut 06010, of your intent to demand payment for your shares to First Valley Bancorp before the special meeting of First Valley Bancorp shareholders or at the special meeting but before the vote is taken and (2) not vote in favor of the merger. This notice must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the merger. Neither voting against, abstaining from voting, or failing to vote on the adoption of the merger agreement will constitute notice of intent to demand payment or demand for payment of fair value under Connecticut law. Your failure to follow exactly the procedures specified under Connecticut law will result in the loss of your dissenters’ rights. A copy of the section of the Connecticut General Statutes pertaining to dissenters’ rights is provided as Annex C to this document. See “Rights of Dissenting Shareholders” on page 24.

Q:	Why do First Valley Bancorp and New England Bancshares want to merge?

A:	First Valley Bancorp believes that the proposed merger will provide First Valley Bancorp shareholders with substantial benefits and permits its subsidiary, Valley Bank, to operate independently and continue its growth with the greater capital strength of New England Bancshares. In addition, New England Bancshares believes that the merger will further its strategic growth plans. As a larger company, New England Bancshares can provide the capital and resources that Valley Bank needs to compete more effectively, continue to grow and to offer a broader array of products and services to better serve its banking customers. As part of the merger agreement, New England Bancshares has agreed to provide an additional $12 million in capital to Valley Bank. Further, the acquisition will accelerate New England Bancshares’ commercial lending growth and expand its market area. To review the reasons for the merger in more detail, see “Description of the Merger—New England Bancshares’ Reasons for the Merger” on page 35 and “Description of the Merger—First Valley Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors” on page 29.

Q:	What vote is required to approve the merger agreement?

A:	Holders of a majority of the outstanding shares of First Valley Bancorp common stock entitled to vote must vote in favor of the proposal to approve the merger agreement. New England Bancshares shareholders will not be voting on the merger agreement.

Q:	When and where is the First Valley Bancorp special meeting?

A:	The special meeting of First Valley Bancorp shareholders is scheduled to take place at Valley Bank, Four Riverside Avenue, Bristol, Connecticut at 5:00 p.m., local time, on June 25, 2007.

Q:	Who is entitled to vote at the First Valley Bancorp special meeting?

A:	Holders of shares of First Valley Bancorp common stock at the close of business on April 30, 2007, which is the record date, are entitled to vote on the proposal to adopt the merger agreement. As of the record date, 1,194,550 shares of First Valley Bancorp common stock were outstanding and entitled to vote.

Q:	If I plan to attend the First Valley Bancorp special meeting in person, should I still return my proxy?

A:	Yes. Whether or not you plan to attend the First Valley Bancorp special meeting, you should complete and return the enclosed proxy card to ensure your vote is counted. The failure of a First Valley Bancorp shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” the merger agreement.

Q:	What do I need to do now to vote my shares of First Valley Bancorp common stock?

A:	After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy card and do not vote at the special meeting, this will have the same effect as a vote “AGAINST” the merger agreement. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of adoption of the merger agreement. You may change your vote or revoke your proxy before the special meeting by filing with the Secretary of First Valley Bancorp a duly executed revocation of proxy, submitting a new proxy card with a later date, or voting in person at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares of First Valley Bancorp common stock on the proposal to adopt the merger agreement unless you provide instructions on how to vote. Please instruct you broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to approve the merger agreement, your shares will not be voted, and this will have the effect of voting against the merger agreement. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	When is the merger expected to be completed?

A:	We will try to complete the merger as soon as possible. Before that happens, the merger agreement must be approved by First Valley Bancorp’s shareholders and we must obtain the necessary regulatory approvals. Assuming holders of at least a majority of the outstanding shares of First Valley Bancorp common stock vote in favor of the merger agreement and we obtain the other necessary approvals, we expect to complete the merger in the second calendar quarter of 2007.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. To review the conditions of the merger in more detail, see “Description of the Merger—Conditions to Completing the Merger” on page 43.

Q:	Who can answer my other questions?

A:	If you have more questions about the merger, or how to submit your proxy, please contact Robert L. Messier, Jr., President and Chief Executive Officer of First Valley Bancorp or Mark J. Blum, Executive Vice President, Treasurer and Chief Financial Officer of First Valley Bancorp, at (860) 582-8868. If you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Mr. Blum at (860) 582-8868.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the documents attached to this proxy statement/prospectus.

The Companies

New England Bancshares, Inc.

855 Enfield Street

Enfield, Connecticut 06082

(860) 523-5200

New England Bancshares, Inc., a Maryland corporation, is a savings and loan holding company headquartered in Enfield, Connecticut that was incorporated and commenced business operations in 2005. New England Bancshares’ common stock is listed on The NASDAQ Global Market under the symbol “NEBS.” New England Bancshares conducts its operations primarily through Enfield Federal Savings and Loan Association, a federally chartered savings and loan association, headquartered in Enfield, Connecticut that was incorporated in 1916. Enfield Federal provides an array of financial products and services for businesses and retail customers through its eight full-service offices in the Hartford metropolitan area. Enfield Federal is primarily engaged in attracting deposits from individuals and businesses in its market area and using these deposits, together with borrowed funds, to originate a variety of residential, consumer and commercial loans. At December 31, 2006, New England Bancshares had total assets of $276.5 million, total deposits of $173.4 million and total shareholder’s equity of $57.0 million.

First Valley Bancorp, Inc.

Four Riverside Avenue

Bristol, Connecticut 06010

(860) 582-8868

First Valley Bancorp, Inc., a Connecticut corporation, is a bank holding company headquartered in Bristol, Connecticut that was incorporated and commenced business operations in 2005. First Valley Bancorp’s common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “FVLY.” The closing price per share of First Valley Bancorp common stock on May 9, 2007, the most recent practicable date before the mailing of this proxy statement/prospectus, was $20.30. Its primary business is operating its subsidiary, Valley Bank, a Connecticut chartered commercial bank, which has two offices in Bristol, Connecticut and one branch office in each of Terryville and Southington, Connecticut. Valley Bank was incorporated and commenced business operations in 1999. Its business consists primarily of attracting retail deposits from the general public and using those funds to originate commercial and commercial real estate loans, and to a lesser extent, residential and consumer loans. As of December 31, 2006, First Valley Bancorp had total assets of $193.1 million, total deposits of $164.8 million and total shareholders’ equity of $10.5 million. The merger agreement provides for Valley Bank to continue to be operated as a separate subsidiary for a minimum of five years after the merger, absent certain unexpected events.

Special Meeting of Shareholders; Required Vote (page 22)

A special meeting of First Valley Bancorp shareholders is scheduled to be held at Valley Bank, Four Riverside Avenue, Bristol, Connecticut at 5:00 p.m., local time, on June 25, 2007. At the special meeting, you will be asked to vote on a proposal to approve the merger agreement between New England Bancshares and First Valley Bancorp. You also will be asked to vote on a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement.

Only First Valley Bancorp shareholders of record as of the close of business on April 30, 2007 are entitled to notice of, and to vote at, the First Valley Bancorp special meeting and any adjournments or postponements of the meeting.

Approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of First Valley Bancorp common stock entitled to vote. As of the record date, there were 1,194,550 shares of First Valley Bancorp common stock outstanding. The directors and executive officers of First Valley Bancorp (and their affiliates), as a group, beneficially owned 415,177 shares of First Valley Bancorp common stock (including 98,313 currently exercisable stock options and 5,500 shares of common stock payable at a future date if the recipients remained employed with Valley Bank), representing 32.0% of the outstanding shares of First Valley Bancorp common stock as of the record date. The directors of First Valley Bancorp at the time the merger agreement was signed, who collectively own 301,594 shares of First Valley Bancorp common stock (25.3% of the outstanding shares of First Valley Bancorp as of the record date) have agreed to vote their shares in favor of the merger agreement at the special meeting. This amount does not include shares that may be acquired upon the exercise of stock options. Additionally, pursuant to the merger agreement, subject to any required regulatory approvals, First Valley Bancorp has the option to issue up to 67,250 shares (which equals 5.3% of the outstanding shares as adjusted for such issuance) to New England Bancshares at a price of $14.87 per share. If such shares were issued before the record date to be selected for the special meeting of First Valley Bancorp stockholders, then New England Bancshares would be eligible to vote those shares. It is expected that New England Bancshares would vote such shares in favor of adoption of the merger agreement. As of the date of this proxy statement/prospectus, First Valley Bancorp has not issued any shares to New England Bancshares under this option. No approval of the merger or merger agreement by New England Bancshares shareholders is required.

The Merger and the Merger Agreement (page 26)

New England Bancshares’ acquisition of First Valley Bancorp is governed by a merger agreement. The merger agreement provides that, if all of the conditions are satisfied or waived, First Valley Bancorp will be merged with and into New England Bancshares Acquisition, Inc., a wholly-owned subsidiary of New England Bancshares formed to facilitate the acquisition. New England Bancshares Acquisition will be the surviving entity following the merger. Enfield Federal and Valley Bank will be separate subsidiaries of New England Bancshares following the merger. We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/prospectus.

What First Valley Bancorp Shareholders Will Receive in the Merger (page 37)

Under the merger agreement, each share of First Valley Bancorp common stock you own will be exchanged for 0.8907 shares of New England Bancshares common stock and $9.00 in cash. New England Bancshares will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of New England Bancshares common stock that you would otherwise be entitled to receive.

Comparative Market Prices

The following table shows the closing price per share of New England Bancshares common stock and the equivalent price per share of First Valley Bancorp common stock, giving effect to the merger, on November 21, 2006, which is the last day on which shares of New England Bancshares common stock traded preceding the public announcement of the proposed merger, and on May 9, 2007, the most recent practicable date before the mailing of this proxy statement/prospectus. The equivalent price per share of First Valley Bancorp common stock was computed by multiplying the price of a share of New England Bancshares common stock by 0.8907, the exchange ratio, and adding $9.00, the amount of the per share cash consideration. See “Description of the Merger—Consideration to be Received in the Merger” on page 37.

	New England Bancshares Common Stock	Equivalent Price Per Share of First Valley Bancorp Common Stock
November 21, 2006	$12.79	$20.39
May 9, 2007	$13.09	$20.65

Recommendation of First Valley Bancorp Board of Directors (page 29)

The First Valley Bancorp board of directors has unanimously approved the merger agreement and the proposed merger. The First Valley Bancorp board believes that the merger agreement, including the merger contemplated by the merger agreement, is fair to, and in the best interests of, First Valley Bancorp and its shareholders, and therefore unanimously recommends that First Valley Bancorp shareholders vote “FOR” the proposal to approve the merger agreement. In its reaching this decision, First Valley Bancorp’s board of directors considered many factors, which are described in the section captioned “Description of the Merger—First Valley Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 29.

First Valley Bancorp’s Financial Advisor Believes the Merger Consideration is Fair to Shareholders (page 31)

In deciding to approve the merger, First Valley Bancorp’s board of directors considered the opinion of Ostrowski & Company, Inc. (“O&Co”). O&Co, which served as financial advisor to First Valley Bancorp’s board of directors, delivered its opinion dated November 20, 2006, that the merger consideration is fair to the holders of First Valley Bancorp common stock from a financial point of view. A copy of this opinion is included as Annex B to the proxy statement/prospectus. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by O&Co. First Valley Bancorp has agreed to pay O&Co fees totaling approximately $249,000 for its services in connection with the merger.

Regulatory Approvals (page 40)

Under the terms of the merger agreement, the merger cannot be completed unless it is first approved by the Federal Reserve Board (the “FRB”), who will become New England Bancshares’ regulator following the merger, and the Connecticut Department of Banking. New England Bancshares filed the required applications with the FRB and the Connecticut Department of Banking on January 23, 2007. New England Bancshares received the approval of the FRB and the Connecticut Department of Banking on March 1, 2007 and March 23, 2007, respectively.

Conditions to the Merger (page 43)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	approval of the merger agreement at the special meeting by at least a majority of the outstanding shares of First Valley Bancorp common stock entitled to vote;

•	approval of the transaction by the appropriate regulatory authorities (these have been received);

•

receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (these have been received); and

•	the continued accuracy of representations and warranties made on the date of the merger agreement.

Termination (page 50)

The merger agreement may be terminated by mutual consent of New England Bancshares and First Valley Bancorp at any time before the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either New England Bancshares or First Valley Bancorp may terminate the merger agreement if, among other things, any of the following occur:

•	the merger has not been consummated by September 30, 2007;

•	First Valley Bancorp shareholders do not approve the merger agreement at the First Valley Bancorp special meeting;

•	a required regulatory approval is denied or a governmental authority blocks the merger; or

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement, which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach.

New England Bancshares may also terminate the merger agreement if First Valley Bancorp materially breaches its agreements regarding the solicitation of other acquisition proposals and the submission of the merger agreement to shareholders or if the board of directors of First Valley Bancorp does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to New England Bancshares.

Termination Fee (page 51)

Under certain circumstances described in the merger agreement, New England Bancshares may demand from First Valley Bancorp a $1.3 million termination fee in connection with the termination of the merger agreement. Additionally, if: (1) either party terminates the merger agreement as a result of the failure of First Valley Bancorp’s stockholders to approve the merger; or (2) by New England Bancshares because of First Valley Bancorp’s willful breach of any representation, warranty, covenant or agreement; and an acquisition proposal from a third party has been publicly announced, disclosed or communicated before the date of the shareholders meeting in clause (1) above or before the termination date in clause (2) above, then First Valley Bancorp must pay 1/3 of the $1.3 million termination fee. If within 18 months after such termination, First Valley Bancorp consummates or enters into any agreement with respect to an acquisition proposal, then it must pay the remainder of the fee. See “Description of the Merger—Termination Fee” on page 51 for a list of the circumstances under which a termination fee is payable.

Willful Breach Fee (page 51)

If the merger agreement is terminated due to the willful breach of a representation, warranty, covenant or agreement, then the non-breaching party may demand from the breaching party a $750,000 willful breach fee in connection with the termination of the merger agreement.

Interests of Officers and Directors in the Merger that are Different from Yours (page 41)

You should be aware that some of First Valley Bancorp’s directors and officers may have interests in the merger that are different from, or in addition to, the interests of First Valley Bancorp’s shareholders generally. These include: the cancellation of stock options in exchange for a cash payment equal to the sum of the value of 0.8907 shares of New England Bancshares common stock on the third business day before closing and $9.00 minus the exercise price for each option; provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of First Valley Bancorp for events occurring before the merger; and the appointment of four directors of First Valley Bancorp to the board of directors of New England Bancshares and two directors of Valley Bank to the board of directors of Enfield Federal.

Additionally, New England Bancshares entered into an employment agreement with First Valley Bancorp’s president and chief executive officer pursuant to which he will become President of New England Bancshares and remain President and Chief Executive Officer of Valley Bank. The agreement provides for a term through October 1, 2008 and an initial salary of $180,000, subject to annual review. The agreement provides that a payment of approximately $476,000 will be made to the executive upon the closing of the merger. The agreement also provides for the maintenance of a supplemental executive retirement plan that will provide the executive with an annual retirement benefit of $30,000 per year for fifteen years following his retirement.

New England Bancshares also has caused Valley Bank to enter into change in control agreements or employment agreement with five officers of Valley Bank that will become effective upon the closing of the merger. Two change in control agreements (for each of Messrs. Blum and Mattioli) each have an initial term of two years that will begin at the closing of the merger and provide for a severance payment of 2.99 times the executive’s base amount upon the involuntary and certain voluntary termination of employment. One change in control agreement (for Mr. Lorusso) has an initial term of one year that will begin at the closing of the merger and provide for a severance payment of one times his base salary upon the involuntary and certain voluntary termination of employment. Two employment agreements (for each of Messrs. Barnes and Marinelli) each have a term of one year that will begin at the closing of the merger and will provide for a salary equal to the executive’s current salary. Mr. Barnes’ employment agreement also provides for a severance payment equal to one times his base salary and a payment for certain assets booked with Riverside Investment Services. Mr. Marinelli’s employment agreement provides for a severance payment equal to the greater of one times his base salary or the remaining cash payments due under his employment agreement.

First Valley Bancorp’s board of directors was aware of these interests and took them into account in approving the merger. See “Description of the Merger—Interests of Certain Persons in the Merger” on page 41.

Accounting Treatment of the Merger (page 38)

The merger will be accounted for as a purchase transaction in accordance with U.S. generally accepted accounting principles.

Certain Differences in Shareholder Rights (page 63)

When the merger is completed, First Valley Bancorp shareholders will become New England Bancshares shareholders and their rights will be governed by Maryland law and by New England Bancshares’ articles of incorporation and bylaws. See “Comparison of Rights of Shareholders” beginning on page 63 for a summary of the material differences between the respective rights of First Valley Bancorp and New England Bancshares shareholders.

Dissenters’ Rights (page 24)

First Valley Bancorp shareholders may dissent from the merger and, upon complying with the requirements of Connecticut law, receive cash in the amount of the fair value of their shares instead of shares of New England Bancshares common stock and the cash consideration specified in the merger agreement. A copy of the sections of the Connecticut General Statutes pertaining to dissenters’ rights is attached as Annex C to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

Tax Consequences of the Merger (page 38)

As a result of First Valley Bancorp shareholders receiving a combination of New England Bancshares common stock and cash in exchange for First Valley Bancorp common stock, First Valley Bancorp shareholders will recognize gain, but not loss for federal income tax purposes, equal to the lesser of the amount of cash received or the amount of gain realized in the exchange. The amount of gain a First Valley Bancorp shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of New England Bancshares common stock received exceeds (b) the shareholders’ basis in the First Valley Bancorp common stock to be surrendered in the merger. The merger will be a tax-free transaction for New England Bancshares shareholders.

This tax treatment may not apply to all First Valley Bancorp shareholders. Determining the actual tax consequences of the merger to First Valley Bancorp shareholders can be complicated. First Valley Bancorp shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the merger to First Valley Bancorp shareholders in greater detail, please see the section “Description of the Merger—Tax Consequences of the Merger” beginning on page 38.

RECENT DEVELOPMENTS

New England Bancshares’ Operating Results At and For the Three and Twelve Months Ended March 31, 2007

New England Bancshares reported net income for the quarter ended March 31, 2007 of $196,000, or $0.04 per diluted share. For the corresponding quarter in the prior fiscal year, New England Bancshares reported net income of $313,000, or $0.06 per diluted share. Net income for the twelve months ended March 31, 2007 was $970,000, or $0.19 per diluted share as compared to $1.3 million, or $0.26 per diluted share, for the prior year.

Net Interest and Dividend Income. Net interest and dividend income for the three and twelve months ended March 31, 2007 increased by $64,000 and $1.3 million, respectively. The increase for the quarter and year were primarily due to increases in interest-earning assets of $24.7 million and $39.2 million, respectively, partially offset by an increase in the cost of funds due to the higher interest rate environment. New England Bancshares’ net interest margin for the three and twelve months ended March 31, 2007 was 3.66% and 3.79%, respectively, compared to 3.91% and 3.87%, respectively, in the year earlier periods.

Total Assets and Deposits. At March 31, 2007, total assets were $284.2 million, an increase of $26.4 million from March 31, 2006. The increase in assets was caused primarily by a $50.3 million increase in net loans, partially offset by a $20.0 million decrease in cash and cash equivalents, a $2.8 million decrease in available-for-sale securities and a $2.3 million decrease in interest-bearing time deposits with other banks. The increase in net loans was primarily due to an increase of $28.3 million in one-to four-family residential mortgage loans, a $12.7 million increase in commercial real estate loans, a $7.2 million increase in commercial loans and a $1.7 million increase in consumer loans. Cash and cash equivalents decreased as these funds were used to fund the loan growth.

Total deposits were $181.7 million at March 31, 2007 and $169.0 million at March 31, 2006, a $12.6 million increase. The increase in deposits was due primarily to an $11.8 million increase in money market accounts, a $6.6 million increase in certificate of deposit accounts and a $1.9 million increase in checking accounts, partially offset by an $8.2 million decrease in savings accounts. Securities sold under agreements to repurchase increased $1.9 million from $7.3 million at March 31, 2006 to $9.2 million at March 31, 2007. Federal Home Loan Bank advances increased $11.9 million to $33.6 million at March 31, 2007 compared to $21.6 million at March 31, 2006. The increases in repurchase agreements and borrowings were used to fund loan growth.

Provision for Loan Losses. The provision for loan losses was $60,000 and $242,000 for the three and twelve months ended March 31, 2007, respectively, compared to $61,000 and $210,000 for the three and twelve months ended March 31, 2007, respectively.

Asset Quality. New England Bancshares’ asset quality remained favorable. Non-performing assets totaled $824,000 at March 31, 2007 compared to $600,000 at March 31, 2006. Charge-offs were $1,000 for the twelve months ended March 31, 2007 and $7,000 for the same period last year. The allowance for loan losses was 0.94% of total loans at March 31, 2007 compared to 1.09% of total loans at March 31, 2006.

Non-Interest Expense. Non-interest expense for the quarter ended March 31, 2007 was $2.2 million, an increase of $219,000, from $2.0 million for the same quarter a year ago. For the twelve months ended March 31, 2007, non-interest expense increased $1.9 million to $8.6 million compared to $6.8 million for the year ago period. The increase in the three and twelve month periods reflect additional salaries and employee benefits, professional fees, and occupancy and equipment expense. The increase in occupancy and equipment expense for the quarter and twelve months ended March 31, 2007 was due to New England Bancshares opening additional banking offices and moving its headquarters and main retail office. During the twelve months ended March 31, 2007, New England Bancshares recognized approximately $203,000 of compensation expense related to the expensing of stock options in accordance with SFAS 123 (revised 2004), “Share-based Payment.” In the prior year period, New England Bancshares did not record any expense related to stock options as the implementation date was April 1, 2006.

First Valley Bancorp’s Operating Results at and For the Three and Twelve Months Ended March 31, 2007

First Valley Bancorp reported a net loss of $66,000, or $0.05 per diluted share, for the quarter ended March 31, 2007. The loss includes expenses related to the opening of two new branch offices during the quarter as well as additional non-recurring expenses related to the proposed merger with New England Bancshares. First Valley Bancorp earned $221,000, or $0.18 per diluted share, in the first quarter of 2006.

Assets declined by $8.2 million during the quarter to $184.9 million reflecting the paydown of $8.1 million in wholesale funding. Over the past twelve months, total assets have increased by $23 million, or 14%. As of March 31, 2007, loans totaled $135.3 million and deposits totaled $162.4 million.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should consider carefully the risk factors described below, which include all known material risks related to the merger and New England Bancshares’ operations, in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document. Please refer to the section of this proxy statement/prospectus titled “Caution About Forward-Looking Statements” beginning on page 15.

Risks Related to the Merger

The price of New England Bancshares common stock might decrease after the merger.

Following the merger, the holders of First Valley Bancorp common stock will become shareholders of New England Bancshares. New England Bancshares common stock could decline in value after the merger. For example, during the twelve-month period ending on May 9, 2007 (the most recent practicable date before the printing of this proxy statement/prospectus), the closing price of New England Bancshares common stock varied from a low of $10.19 to a high of $13.70 and ended that period at $13.09. The market value of New England Bancshares common stock fluctuates based upon general market economic conditions, New England Bancshares’ business and prospects and other factors. No assurance can be given as to the value of New England Bancshares’ common stock at or after the closing of the merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire First Valley Bancorp.

Until the completion of the merger, with some limited exceptions, First Valley Bancorp is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than New England Bancshares. In addition, First Valley Bancorp has agreed to pay a termination fee of $1.3 million to New England Bancshares in specified circumstances. Additionally, if: (1) either party terminates the merger agreement as a result of the failure of First Valley Bancorp’s stockholders to approve the merger; or (2) by New England Bancshares because of First Valley Bancorp’s willful breach of any representation, warranty, covenant or agreement; and an acquisition proposal from a third party has been publicly announced, disclosed or communicated before the date of the shareholders meeting in clause (1) above or before the termination date in clause (2) above, then First Valley Bancorp must pay 1/3 of the $1.3 million termination fee. If within 18 months after such termination, First Valley Bancorp consummates or enters into any agreement with respect to an acquisition proposal, then it must pay the remainder of the fee. These provisions could discourage other companies from trying to acquire First Valley Bancorp even though those other companies might be willing to offer greater value to First Valley Bancorp’s shareholders than New England Bancshares has offered in the merger. The payment of the termination fee could also have a material adverse effect on First Valley Bancorp’s financial condition.

Certain of First Valley Bancorp’s officers and directors have interests that are different from, or in addition to, interests of First Valley Bancorp’s shareholders generally.

You should be aware that the directors and officers of First Valley Bancorp have interests in the merger that are different from, or in addition to, the interests of First Valley Bancorp shareholders generally. These include: the cancellation of stock options in exchange for a cash payment equal to the sum of the value of 0.8907 shares of New England Bancshares common stock on the third business day before closing and $9.00 minus the exercise price for each option; provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of First Valley Bancorp for events occurring before the merger; and the appointment of four directors of First Valley Bancorp to the board of directors of New England Bancshares and two directors of Valley Bank to the board of directors of Enfield Federal.

Additionally, New England Bancshares entered into an employment agreement with First Valley Bancorp’s president and chief executive officer pursuant to which he will become President of New England Bancshares and remain President and Chief Executive Officer of Valley Bank. The agreement provides for a term through October

1, 2008 and an initial salary of $180,000, subject to annual review. The agreement provides that a payment of approximately $476,000 will be made to the executive upon the closing of the merger. The agreement also provides for the maintenance of a supplemental executive retirement plan that will provide the executive with an annual retirement benefit of $30,000 per year for fifteen years following his retirement.

New England Bancshares also has caused Valley Bank to enter into change in control agreements or employment agreement with five officers of Valley Bank that will become effective upon the closing of the merger. Two change in control agreements (for each of Messrs. Blum and Mattioli) each have an initial term of two years that will begin at the closing of the merger and provide for a severance payment of 2.99 times the executive’s base amount upon the involuntary and certain voluntary termination of employment. One change in control agreement (for Mr. Lorusso) has an initial term of one year that will begin at the closing of the merger and provide for a severance payment of one times his base salary upon the involuntary and certain voluntary termination of employment. Two employment agreements (for each of Messrs. Barnes and Marinelli) each have a term of one year that will begin at the closing of the merger and will provide for a salary equal to the executive’s current salary. Mr. Barnes’ employment agreement also provides for a severance payment equal to one times his base salary and a payment for certain assets booked with Riverside Investment Services. Mr. Marinelli’s employment agreement provides for a severance payment equal to the greater of one times his base salary or the remaining cash payments due under his employment agreement.

For a more detailed discussion of these interests, see “Description of the Merger—Interests of Certain Persons in the Merger” beginning on page 41.

Applicable regulations and anti-takeover provisions in New England Bancshares’ articles of incorporation restrict the accumulation of New England Bancshares’ common stock, which may adversely affect its stock price.

Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of New England Bancshares’ second-step conversion, which closed on December 28, 2005, no person, acting alone, together with associates or in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of New England Bancshares’ common stock without the prior written approval of the Office of Thrift Supervision. In addition, New England Bancshares’ articles of incorporation provide that if a person acquires beneficial ownership of more than 10% of any class of any equity security of New England Bancshares, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote in connection with any matters submitted to the stockholders for a vote. Additionally, New England Bancshares’ articles of incorporation require at least 80% of the outstanding shares of stock to approve certain business combinations. These restrictions make it more difficult and less attractive for stockholders to acquire a significant amount of New England Bancshares’ common stock and may make it difficult and expensive for companies or persons to pursue a takeover attempt, which may adversely affect New England Bancshares’ stock price.

Risks Related to New England Bancshares’ Operations

New England Bancshares increased emphasis on commercial and construction lending may expose us to increased lending risks.

At December 31, 2006, New England Bancshares’ loan portfolio consisted of $50.1 million, or 25.6% of multi-family and commercial real estate loans, $12.8 million, or 6.5% of construction loans and $9.7 million, or 4.9% of commercial business loans. New England Bancshares intends to increase its emphasis on these types of loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property’s value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose New England Bancshares to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, New England Bancshares may need to increase its allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of New England Bancshares’ commercial and construction borrowers have more than one loan outstanding with New England Bancshares. Consequently, an adverse development with respect to one loan or one credit relationship can expose New England Bancshares to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Certain interest rate movements may hurt New England Bancshares’ earnings and asset value.

Interest rates have recently been at historically low levels. However, since June 30, 2004, the U.S. Federal Reserve has increased its target for the federal funds rate seventeen times, from 1.00% to 5.25%. While these short-term market interest rates (which New England Bancshares uses as a guide to price its deposits) have increased, longer-term market interest rates (which New England Bancshares uses as a guide to price its longer-term loans) have not. Although this “flattening” of the market yield curve has had a negative impact on New England Bancshares’ interest rate spread and net interest margin, which has reduced New England Bancshares’ profitability, if short-term interest rates continue to rise, and if rates on New England Bancshares’ deposits and borrowings continue to reprice upwards faster than the rates on New England Bancshares’ long-term loans and investments, New England Bancshares would continue to experience compression of its interest rate spread and net interest margin, which would have a negative effect on New England Bancshares’ profitability.

Changes in interest rates also affect the value of New England Bancshares’ interest-earning assets, and in particular New England Bancshares’ securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders’ equity.

Strong competition within New England Bancshares’ market area could hurt New England Bancshares’ profits and slow growth.

New England Bancshares faces intense competition both in making loans and attracting deposits. This competition has made it more difficult for New England Bancshares to make new loans and has occasionally forced New England Bancshares to offer higher deposit rates. Price competition for loans and deposits might result in New England Bancshares earning less on its loans and paying more on its deposits, which reduces net interest income. As of June 30, 2006, New England Bancshares held 0.8% of the deposits in Hartford County, which was the 14th largest market share of deposits out of the 28 financial institutions in the county. Some of the institutions with which New England Bancshares competes has substantially greater resources and lending limits than New England Bancshares has and may offer services that New England Bancshares does not provide. New England Bancshares expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. New England Bancshares’ profitability depends upon its continued ability to compete successfully in its market area.

If New England Bancshares does not achieve profitability on its new branches, they may negatively impact its earnings.

New England Bancshares opened its East Windsor branch office on October 3, 2005 and its Ellington branch on April 17, 2006. Numerous factors contribute to the performance of a new branch, such as a suitable location, qualified personnel and an effective marketing strategy. Additionally, it takes time for a new branch to generate significant deposits and make sufficient loans to produce enough income to offset expenses, some of which, like salaries and occupancy expense, are relatively fixed costs. New England Bancshares expects that it may take a period of time before the new branch offices can become profitable. During this period, operating these new branch offices may negatively impact New England Bancshares’ net income.

A downturn in the local economy or a decline in real estate values could hurt New England Bancshares’ profits.

Nearly all of New England Bancshares’ real estate loans are secured by real estate in the Hartford metropolitan area. As a result of this concentration, a downturn in the local economy could cause significant increases in non-performing loans, which would hurt New England Bancshares’ profits. Additionally, a decrease in asset quality could require additions to New England Bancshares’ allowance for loan losses through increased provisions for loan losses, which would hurt New England Bancshares’ profits. In recent years, there have been significant increases in real estate values in New England Bancshares’ market area. As a result of rising home prices, New England Bancshares’ loans have been well collateralized. A decline in real estate values could cause some of New England Bancshares’ mortgage loans to become inadequately collateralized, which would expose New England Bancshares to a greater risk of loss.

The loss of New England Bancshares’ President and Chief Executive Officer could hurt its operations.

New England Bancshares relies heavily on its President and Chief Executive Officer, David J. O’Connor. The loss of Mr. O’Connor could have an adverse effect on New England Bancshares because, as a small community bank, Mr. O’Connor has more responsibility than would be typical at a larger financial institution with more employees. In addition, as a small community bank, New England Bancshares has fewer management-level personnel who are in position to succeed and assume the responsibilities of Mr. O’Connor.

New England Bancshares operates in a highly regulated environment and it may be adversely affected by changes in laws and regulations.

Enfield Federal is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, its chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of its deposits. New England Bancshares is subject to regulation and supervision by the Office of Thrift Supervision and following the merger will be subject to regulation and supervision by the Federal Reserve Board. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of Enfield Federal. The regulation and supervision by the Federal Reserve Board, the Office of Thrift Supervision and the Federal Deposit Insurance Corporation are not intended to protect the interests of investors in New England Bancshares common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on New England Bancshares’ operations, the classification of our assets and determination of the level of New England Bancshares’ allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on New England Bancshares’ operations.

New England Bancshares’ low return on equity may negatively impact the value of its common stock.

Return on equity, which equals net income divided by average equity, is a ratio used by many investors to compare the performance of a particular company with other companies. For the nine months ended December 31, 2006 and for the year ended March 31, 2006, New England Bancshares’ return on average equity was 1.81% and 3.63%, respectively. Over time, New England Bancshares intends to use the net proceeds from its recent stock offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other publicly held companies. This goal could take a number of years to achieve, and New England Bancshares cannot assure you that it will be attained. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make New England Bancshares’ common stock unattractive to some investors and might cause its common stock to trade at lower prices than comparable companies with higher returns on equity.

There may be a limited market for New England Bancshares’ common stock, which may offset its stock price.

Although New England Bancshares’ stock is listed on the Nasdaq Global Market, there is no guarantee that its shares will be regularly traded. If an active trading market for New England Bancshares’ common stock does not develop, you may not be able to sell your shares of common stock on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and ask price for New England Bancshares’ common stock. When there is a wide spread between the bid and ask price, the price at which you may be able to sell New England Bancshares’ common stock may be significantly lower than the price at which you could buy it at that time.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to as the Securities Exchange Act), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, “Questions And Answers About the Merger and the Special Meeting,” “Summary,” “Risk Factors,” “Description of the Merger—Background of the Merger,” “Description of the Merger—New England Bancshares’ Reasons for the Merger,” and “Description of the Merger—First Valley Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors.” You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page 11.

Because of these and other uncertainties, New England Bancshares’ actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, New England Bancshares’ and First Valley Bancorp’s past results of operations do not necessarily indicate New England Bancshares’ and First Valley Bancorp’s combined future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. New England Bancshares is not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. New England Bancshares qualifies all of its forward-looking statements by these cautionary statements.

Further information on other factors which could affect the financial condition, results of operations, liquidity or capital resources of New England Bancshares before and after the merger is included in this proxy statement/prospectus under “Information About New England Bancshares—Business” and “Information About New England Bancshares—Management’s Results of Operations.”

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables show summarized historical financial data for New England Bancshares and First Valley Bancorp. You should read this summary financial information in connection with New England Bancshares’ and First Valley Bancorp’s historical financial information, which appears elsewhere in this proxy statement/prospectus.

Unaudited financial statements for New England Bancshares for the nine months ended December 31, 2006 and 2005 include normal, recurring adjustments necessary to fairly present the data for those periods. The unaudited data is not necessarily indicative of expected results of a full year’s operation.

Selected Historical Financial Data of New England Bancshares

	At or For the Nine Months Ended December 31,		At or For the Year Ended March 31,
	2006	2005	2006	2005	2004
	(unaudited)
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$276,511	$252,922	$257,799	$213,202	$203,168
Loans receivable, net of deferred loan fees	194,203	146,353	149,749	133,994	122,705
Investment securities, available-for-sale	57,050	48,950	52,297	46,585	42,309
Deposits	173,446	164,169	169,044	162,991	162,991
Borrowings	33,344	20,310	21,642	15,620	9,926
Stockholders’ equity	56,951	56,681	56,821	28,439	27,594

OPERATING DATA
Interest and dividend income	$11,191	$8,640	$11,954	$10,189	$8,772
Interest expense	4,126	2,763	3,837	2,986	2,828

Net interest and dividend income	7,065	5,877	8,117	7,203	5,944
Provision for loan losses	182	149	210	131	240

Net interest and dividend income after provision for loan losses	6,883	5,728	7,907	7,072	5,704
Non-interest income	673	584	835	805	593
Non-interest expense	6,430	4,797	6,789	6,059	5,171

Income before income taxes	1,126	1,515	1,953	1,818	1,126
Income taxes	352	519	644	630	309

Net income	$774	$996	$1,309	$1,188	$817

COMMON SHARE DATA
Basic net income per share	$0.16	$0.19	$0.27	$0.23	$0.17
Diluted net income per share	0.15	0.19	0.26	0.23	0.16
Dividends declared per share	0.09	0.06	0.09	0.05	—
Book value per share	11.58	11.43	10.63	13.02	12.72
Weighted average shares—basic	4,952	5,173	4,933	5,144	4,826
Weighted average shares—diluted	5,122	5,294	5,046	5,256	4,950
Shares outstanding—end of period	5,347	5,347	5,347	5,347	5,347

KEY OPERATING RATIOS
Return on average assets	0.39%	0.60%	0.57%	0.57%	0.47%
Return on average equity	1.81	4.53	3.63	4.26	3.33
Net interest margin	3.84	3.83	3.87	3.82	3.80
Dividend payout ratio	58.01	13.45	21.62	4.04	—
Nonperforming loans to total loans	0.30	0.55	0.40	0.35	0.76
Nonperforming assets to total assets	0.21	0.32	0.23	0.22	0.46
Allowance for loan losses to total loans	0.93	1.06	1.09	1.07	1.06
Allowance for loan losses to nonperforming loans	313.84	195.90	272.67	309.70	138.85
Average equity to average assets	21.43	13.18	15.72	13.48	14.02
Total equity to total assets	20.60	22.41	22.04	13.34	13.58

Selected Historical Financial Data of First Valley Bancorp

	At or For the Year Ended December 31,
	2006	2005	2004
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$193,147	$160,926	$130,940
Loans receivable, net	133,709	109,773	77,729
Investment securities	26,672	33,907	39,548
Deposits	164,758	129,200	107,746
Borrowings	14,952	19,117	12,679
Stockholders’ equity	10,531	9,700	9,159

OPERATING DATA
Interest income	$10,776	$7,599	$5,918
Interest expense	4,967	2,726	1,743

Net interest income	5,809	4,873	4,175
Provision for loan losses	321	348	353

Net interest income after provision for loan losses	5,488	4,525	3,822
Non-interest income	406	385	333
Non-interest expense	4,747	3,709	3,216

Income before income taxes	1,147	1,201	939
Income taxes	574	452	367

Net income	$573	$749	$572

COMMON SHARE DATA
Basic net income per share	$0.48	$0.63	$0.49
Diluted net income per share	0.45	0.60	0.47
Dividends declared per share	—	—	—
Book value per share	8.82	8.18	7.76
Weighted average shares—basic	1,191	1,185	1,179
Weighted average shares—diluted	1,262	1,239	1,208
Shares outstanding—end of period	1,195	1,186	1,180

KEY OPERATING RATIOS
Return on average assets	0.33%	0.54%	0.48%
Return on average equity	5.60	7.94	6.43
Net interest margin	3.53	3.64	3.72
Dividend payout ratio	—	—	—
Nonperforming loans to total loans	0.20	0.30	—
Nonperforming assets to total assets	0.14	0.21	—
Allowance for loan losses to total loans	1.37	1.39	1.63
Allowance for loan losses to nonperforming loans	689.08	458.59	—
Average equity to average assets	5.96	6.75	7.51
Total equity to total assets	5.45	6.03	6.99

SUMMARY SELECTED PRO FORMA COMBINED DATA

The following table shows selected financial information on a pro forma combined basis giving effect to the merger as if the merger had become effective at the end of the periods presented, in the case of balance sheet information, and at the beginning of each period presented, in the case of income statement information. The pro forma information reflects the purchase method of accounting.

New England Bancshares anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of New England Bancshares following the merger under one set of assumptions, does not reflect all of these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of New England Bancshares would have been had our companies been combined during these periods.

You should read this summary pro forma information in conjunction with the information under “Pro Forma Financial Information” and with the historical information in this document on which it is based.

	Nine Months Ended December 31, 2006	Year Ended March 31, 2006
	(In thousands, except per share data)
Pro forma combined income statement data:
Interest and dividend income	$19,318	$19,936
Interest expense	7,938	7,059

Net interest income	11,380	12,877
Provision for loan losses	428	556

Net interest income after provision for loan losses	10,952	12,321
Non-interest income	1,079	1,131
Non-interest expense	10,521	10,939

Income before income taxes	1,510	2,513
Income tax expense	618	847

Net income	$892	$1,666

Pro forma per share data:
Basic net income	$0.15	$0.28
Diluted net income	$0.14	$0.27

December 31, 2006
(In thousands)
Pro forma combined balance sheet data:
Total assets	$473,230
Loans receivable, net	326,648
Deposits	338,636
Total stockholders’ equity	70,730

COMPARATIVE PER SHARE DATA

The following table shows information about New England Bancshares’ and First Valley Bancorp’s income per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged on the dates or at the beginning of the periods indicated. See “Pro Forma Financial Information.”

The information listed as “per equivalent First Valley Bancorp share” was obtained by multiplying the pro forma amounts by 0.8907, the exchange ratio, and adding $9.00, the cash consideration. We present this information to reflect the consideration that First Valley Bancorp shareholders will receive in the merger. New England Bancshares anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of New England Bancshares following the merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of New England Bancshares would have been had our companies been combined during these periods.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in this document. See “Pro Forma Financial Information.”

	New England Bancshares Historical	First Valley Bancorp Historical (1)	Pro Forma Combined (2) (3)	Per Equivalent First Valley Bancorp Share
Book value per share:
At December 31, 2006	$11.58	$8.82	$11.83	$19.53

Cash dividends declared per share:
Nine months ended December 31, 2006	$0.09	$—	$0.09	$9.08
Year ended March 31, 2006	0.09	—	0.09	9.08

Diluted net income per share:
Nine months ended December 31, 2006	$0.16	$0.28	$0.14	$9.12
Year ended March 31, 2006	0.26	0.64	0.27	9.24

(1)	First Valley Bancorp has a December 31 fiscal year end and New England Bancshares has a March 31 fiscal year end. Accordingly, First Valley Bancorp’s historical data for the year ended March 31, 2006 is unaudited and was calculated by adding the results from the nine months ended December 31, 2005 to the first three months of fiscal 2006.
(2)	Pro forma dividends per share represent New England Bancshares’ historical dividends per share.
(3)	The pro forma combined book value per share of New England Bancshares common stock is based upon the pro forma combined common stockholders’ equity for New England Bancshares and First Valley Bancorp divided by total pro forma common shares of the combined entities, less any unallocated shares held by the Enfield Federal Savings and Loan Association Employee Stock Ownership Plan and any unvested shares of restricted stock.

MARKET PRICE AND DIVIDEND INFORMATION

New England Bancshares common stock is listed on The NASDAQ Global Market under the symbol “NEBS.” First Valley Bancorp common stock is quoted on the OTC Bulletin Board under the symbol “FVLY.” The following table lists the high and low prices per share for New England Bancshares common stock and First Valley Bancorp common stock and the cash dividends declared by each company for the periods indicated. The stock prices and dividends for New England Bancshares have been adjusted to reflect that each share of New England Bancshares common stock was exchanged for 2.3683 shares of New England Bancshares common stock in connection with New England Bancshares’ second-step conversion on December 28, 2005.

	New England Bancshares Common Stock			First Valley Bancorp Common Stock
	High	Low	Dividends	High	Low	Dividends
Quarter Ended

June 30, 2007 (through May 9, 2007)	$13.40	$12.84	$—	$21.00	$20.30	$—
March 31, 2007	13.70	12.65	0.03	20.85	20.10	—

December 31, 2006	13.33	12.25	0.03	21.85	15.00	—
September 30, 2006	13.10	11.25	0.03	16.50	14.10	—
June 30, 2006	11.69	10.74	0.03	18.75	16.00	—
March 31, 2006	10.90	10.47	0.03	21.00	14.55	—

December 31, 2005	11.40	10.24	0.02	17.00	16.25	—
September 30, 2005	11.65	6.61	0.02	20.70	15.00	—
June 30, 2005	7.52	6.19	0.02	20.00	14.00	—
March 31, 2005	8.66	7.39	0.02	20.00	12.10	—

You should obtain current market quotations for New England Bancshares common stock, as the market price of New England Bancshares common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of April 30, 2007, there were approximately 781 holders of record of New England Bancshares common stock. As of April 30, 2007, there were approximately 539 holders of record of First Valley Bancorp common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of New England Bancshares’ board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of New England Bancshares, applicable state law and government regulations and other factors deemed relevant by New England Bancshares’ board of directors.

SPECIAL MEETING OF FIRST VALLEY BANCORP SHAREHOLDERS

Date, Place, Time and Purpose

First Valley Bancorp’s board of directors is sending you this document to request that you allow your shares of First Valley Bancorp to be represented at the special meeting by the persons named in the enclosed proxy card. At the special meeting, the First Valley Bancorp board of directors will ask you to vote on a proposal to approve the merger agreement. You also may be asked to vote on a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement. The special meeting will be held at Valley Bank, Four Riverside Avenue, Bristol, Connecticut at 5:00 p.m., local time, on June 25, 2007.

Who Can Vote at the Meeting

You are entitled to vote if the records of First Valley Bancorp showed that you held shares of First Valley Bancorp common stock as of the close of business on April 30, 2007. As of the close of business on that date, a total of 1,194,550 shares of First Valley Bancorp common stock were outstanding. Each share of common stock has one vote. If you are a beneficial owner of shares of First Valley Bancorp common stock held by a broker, bank or other nominee (i.e., in “street name”) and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will conduct business only if a majority of the outstanding shares of First Valley Bancorp common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of First Valley Bancorp common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Approval of the merger agreement will require the affirmative vote of a majority of the outstanding shares of First Valley Bancorp common stock entitled to vote at the meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the merger agreement. Broker non-votes and abstentions from voting will have the same effect as voting against the merger agreement.

The affirmative vote of the majority of votes cast is required to approve the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Shares Held by First Valley Bancorp Officers and Directors and by New England Bancshares

As of April 30, 2007, directors and executive officers of First Valley Bancorp beneficially owned 311,364 shares of First Valley Bancorp common stock, not including shares that may be acquired upon the exercise of stock options. This equals 26.1% of the outstanding shares of First Valley Bancorp common stock. As of the same date, New England Bancshares and its directors and executive officers did not beneficially own any shares of First Valley Bancorp common stock. First Valley Bancorp’s directors at the time the merger agreement was signed, who collectively own 25.3% of First Valley Bancorp’s outstanding shares as of the record date, entered into voting agreements with New England Bancshares to vote all shares of First Valley Bancorp common stock owned by them in favor of the proposal to approve the merger agreement.

Voting and Revocability of Proxies

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, First Valley Bancorp recommends that you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

First Valley Bancorp shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger agreement. If you are the record holder of your shares of First Valley Bancorp common stock and submit your proxy without specifying a voting instruction, your shares of First Valley Bancorp common stock will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement. First Valley Bancorp’s board of directors recommends a vote “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

You may revoke your proxy before it is voted by:

•	filing with the Corporate Secretary of First Valley Bancorp a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Corporate Secretary

First Valley Bancorp, Inc.

Four Riverside Avenue

Bristol, Connecticut 06010

If any matters not described in this document are properly presented at the special meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. First Valley Bancorp does not know of any other matters to be presented at the meeting.

Solicitation of Proxies

First Valley Bancorp will pay for this proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of First Valley Bancorp may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. First Valley Bancorp will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

RIGHTS OF DISSENTING SHAREHOLDERS

Under Section 33-856 of the Connecticut General Statutes, when stockholder approval is required for a merger under Connecticut law, a shareholder is entitled to assert dissenters’ rights. In this section, First Valley Bancorp uses the term dissenters’ rights to refer to the rights set forth in Sections 33-855 to 33-872 of the Connecticut General Statutes. If the merger takes place, First Valley Bancorp shareholders who do not vote in favor of the merger will have the right to demand the purchase of their shares at their fair value if they fully comply with the provisions of Sections 33-855 to 33-872 of the Connecticut General Statutes. Fair value means the value of the shares immediately before the merger takes place, excluding any increase or decrease in value in anticipation of the merger.

This section presents a brief summary of the procedures which must be followed if you wish to dissent from the merger and demand the purchase of your shares at their fair value. This summary is qualified in its entirety by reference to Sections 33-855 to 33-872 of the Connecticut General Statutes. A complete text of these sections is attached to this proxy statement/prospectus as Annex C. You are advised to seek independent counsel concerning exercising your dissenters’ rights. This proxy statement/prospectus constitutes notice to you concerning the availability of dissenters’ rights under Connecticut law.

To dissent, shareholders must satisfy all of the following conditions of Sections 33-855 to 33-872 of the Connecticut General Statutes:

Before the vote on the adoption of the merger agreement occurs at the shareholder meeting, each dissenting shareholder must give written notice to the Secretary of First Valley Bancorp of the shareholder’s intent to demand payment for his or her shares if the merger takes place. This notice must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the merger. Neither voting against, abstaining from voting, or failing to vote on the adoption of the merger agreement will constitute notice of intent to demand payment or demand for payment of fair value within the meaning of Sections 33-855 to 33-872 of the Connecticut General Statutes.

A dissenting shareholder may NOT vote for approval of the merger agreement. If a First Valley Bancorp shareholder returns a signed proxy but does not specify in the proxy a vote against adoption of the merger agreement or an instruction to abstain, the proxy will be voted FOR adoption of the merger agreement, which will have the effect of waiving the rights of that First Valley Bancorp shareholder to have his or her shares purchased at fair value. Abstaining from voting or voting against the adoption of the merger agreement will NOT constitute a waiver of a shareholder’s rights to have his or her shares purchased at fair value.

If the merger is approved, no earlier than the effective date of the merger and no later than ten days after the merger takes place, a notice will be sent to each dissenting shareholder who has given the written notice described above and did not vote in favor of the merger. The notice will include a form for demanding payment that will require the dissenting shareholder to certify whether or not the shareholder acquired beneficial ownership of the shares before November 21, 2006 and that the shareholder did not vote in favor of the transaction. The notice will state:

•	where the demand payment must be sent and where and when share certificates must be deposited;

•

a date, not fewer than forty nor more than sixty days after the notice is sent, by which the payment demand must be received from the dissenting shareholders and state that the shareholder will have waived his or her appraisal rights if the payment demand notice is not received by New England Bancshares by such date;

•	New England Bancshares’ estimate of the fair value of the shares;

•

that, if requested in writing, New England Bancshares will provide within ten days after the date of the payment demand, the number of shareholders who requested payment and the number of shares owned by them; and

•	the date by which a dissenting shareholder can withdraw his or her demand for payment.

Please note that shares acquired after November 21, 2006, referred to in this section as “after acquired shares,” may be subject to different treatment in accordance with Section 33-867 of the Connecticut General Statutes than shares acquired before that date.

A dissenting shareholder who demands payment, depositing his certificates in accordance with the terms of the notice and certifying that beneficial ownership was acquired before November 21, 2006, will retain all other rights of a shareholder until these rights are canceled or modified by the merger. A dissenting shareholder who receives a dissenters’ notice and does not comply with the terms of the notice is not entitled to payment for his shares. The dissenters’ notice also will include a copy of Sections 33-855 to 33-872 of the Connecticut General Statutes.

Under Sections 33-855 through 33-872 of the Connecticut General Statutes, dissenters’ rights may be asserted either by a beneficial shareholder or a shareholder of record. A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if he submits the shareholder of record’s written consent before or at the time he asserts dissenters’ rights and he does so for all shares that he beneficially owns or over which he has the power to direct the vote. A shareholder of record may assert dissenters’ rights as to fewer than every share registered in his name only if he dissents for all shares beneficially owned by any one person and gives written notification of the name and address of each beneficial shareholder on whose behalf dissenters’ rights are being asserted.

After the merger takes place, or upon receipt of a payment demand, New England Bancshares will pay each dissenting shareholder who complied with the terms of the dissenters’ notice the amount New England Bancshares estimates to be the fair value of the shares, plus accrued interest. Within thirty days of payment, if a dissenting shareholder believes that the amount paid is less than the fair value of the shares or that the interest due is incorrectly calculated, the shareholder may notify New England Bancshares in writing of his or her own estimate of the fair value of the shares and interest due. If this kind of claim is made by a dissenting shareholder, and it cannot be settled, New England Bancshares will petition the court to determine the fair value of the shares and accrued interest within sixty days after receiving the payment demand.

The costs and expenses of a court proceeding will be determined by the court and generally will be assessed against New England Bancshares, but these costs and expenses may be assessed as the court deems equitable against any or all dissenting shareholders who are parties to the proceeding if the court finds the action of the dissenting shareholders in failing to accept New England Bancshares’ offer was arbitrary, vexatious or not in good faith. These expenses may include the fees and expenses of counsel and experts employed by the parties.

All written notices of intent to demand payment of fair value should be sent or delivered to the Corporate Secretary at First Valley Bancorp, Four Riverside Avenue, Bristol, Connecticut 06010. First Valley Bancorp suggests that shareholders use registered or certified mail, return receipt requested, for this purpose.

Shareholders considering demanding the purchase of their shares at fair value should keep in mind that the fair value of their shares determined under Sections 33-855 to 33-872 of the Connecticut General Statutes could be more, the same, or less than the merger consideration they are entitled to receive under the merger agreement. Also, shareholders should consider the federal income tax consequences of exercising dissenters’ rights.

This summary is not a complete statement of the provisions of the Connecticut General Statutes relating to the rights of dissenting shareholders and is qualified in its entirety by reference to Sections 33-855 through 33-872 of the Connecticut General Statutes, which are attached as Annex C to this proxy statement/prospectus. Shareholders intending to demand the purchase of their shares at fair value are urged to review Annex C carefully and to consult with legal counsel so as to be in strict compliance with the requirements for exercising dissenters’ rights.

DESCRIPTION OF THE MERGER

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The merger agreement provides for the merger of First Valley Bancorp with and into a subsidiary of New England Bancshares, with the subsidiary as the surviving entity. It is expected that the subsidiary will be merged with and into New England Bancshares after the merger. After the merger, Valley Bank will operate as a separate subsidiary of New England Bancshares. As a result of holding two banking subsidiaries, New England Bancshares will become a bank holding company regulated by the Federal Reserve Board.

Background of the Merger

The Board of Directors of First Valley Bancorp and its senior management have regularly reviewed First Valley Bancorp’s strategic alternatives and assessed various opportunities for increasing long-term shareholder value, including opportunities for enhancing earnings internally, de novo branching, and acquiring and/or affiliating with other financial institutions. These reviews included a periodic assessment by financial advisors of First Valley Bancorp’s financial performance and return to shareholders, stock trading patterns and trends in the financial marketplace, including merger and acquisition activity, both local and nationwide.

In June of 2004, First Valley Bancorp’s President and Chief Executive Officer, Robert L. Messier, Jr., and New England Bancshares’ President and Chief Executive Officer, David J. O’Connor met by chance at the Connecticut Community Bankers’ Association annual meeting. Their discussions were very preliminary in nature, concerning their respective banks and a possible affiliation in a multi-bank holding company structure.

During the remainder of 2004 and in 2005, Mr. Messier and Mr. O’Connor met informally several times to discuss the benefits of a multi-bank holding company structure. In late December 2005, Mr. Messier and Mr. O’Connor met to discuss the completion of New England Bancshares’ conversion into a savings and loan holding company and agreed to meet in early spring of 2006 to discuss New England Bancshares interest in First Valley Bancshares. No terms were proposed during these informal conversations and no formal next steps followed the conversations.

In March of 2006, the Presidents of First Valley Bancorp and New England Bancshares preliminarily discussed pricing of the transaction within a range of 2.00 to 2.25 times book value. New England Bancshares first proposed an all stock transaction at 2.00 times book value, and First Valley Bancorp indicated that it would expect a price at or near 2.25 times book value. New England Bancshares indicated that it might be able to pay closer to the higher multiple if cash was included in the consideration and depending upon resolution of other issues that would affect the economic cost of the transaction. In the following months, the parties negotiated within this pricing range as the parties discussed other issues necessary to reaching an agreement on price including how options would be treated, form of merger consideration (i.e., cash, stock or a combination of cash and stock), amount of capital to be infused pre- and post-merger into Valley Bank, issues relating to Valley Bank’s continuing independence and the employment agreements and change of control agreements with First Valley Bancorp’s officers.

In April of 2006, Mr. Messier, two First Valley Bancorp Directors, James J. Pryor and Thomas O. Barnes, Mr. O’Connor and two New England Bancshares Directors, Peter T. Dow and William C. Leary, met to discuss a possible affiliation. The representatives agreed to have further discussions upon review of preliminary terms from Mr. O’Connor.

On April 10, 2006, the President of First Valley Bancorp indicated to the President of New England Bancshares that the price would need to be at least 2.50 times book value.

On April 18, 2006, New England Bancshares presented an offer of a price at 2.25 times book value with consideration of 50% stock and 50% cash.

On April 24, 2006, the Board of Directors of First Valley Bancorp reviewed with Mr. Messier the results of his conversations with Mr. O’Connor and certain materials regarding New England Bancshares, and authorized Mr. Messier to further discuss with Mr. O’Connor questions raised by the Board regarding a possible affiliation.

In addition, at various times through August 2006, senior management and the Board of Directors of First Valley Bancorp discussed First Valley Bancorp’s strategic alternatives, including remaining independent, the potential value of First Valley Bancorp in a sale transaction, raising capital through a secondary offering and values obtained in recent bank merger and acquisition transactions.

On May 1, 2006, the Board of Directors of First Valley Bancorp held a special meeting at which it discussed the possible affiliation with New England Bancshares. The Directors considered the composition of the Board of Directors at New England Bancshares, the possible effects of a merger on First Valley Bancorp shareholders, its customers, community and employees, the possibility that Valley Bank could continue as an independent entity within the New England Bancshares holding company structure, and potential pricing of a transaction. Mr. Messier informed the Board of Directors of First Valley Bancorp that Mr. O’Connor requested a meeting with a small group of Directors from each company for the following week to further discuss a possible affiliation. The Board of Directors of First Valley Bancorp authorized Messrs. Messier, Pryor, Florian and Barnes to attend the meeting.

In May and June of 2006, a First Valley Bancorp ad hoc committee, including directors Edmund D. Donovan, James J. Pryor, and David W. Florian, reviewed various possible transaction terms with management. New England Bancshares and First Valley Bancorp continued these preliminary discussions throughout May 2006.

On May 19, 2006, Mr. O’Connor spoke with representatives of First Valley Bancorp and reiterated New England Bancshares’ offer of a price of 2.25 times book value.

On May 22, 2006, at a First Valley Bancorp Board of Directors meeting, the Board approved a further exchange of information and continued discussions, and approved a confidentiality agreement between First Valley Bancorp and New England Bancshares.

In July of 2006, First Valley Bancorp held a Board meeting offsite to meet with Mr. O’Connor and two Directors of New England Bancshares, Peter T. Dow and William C. Leary, to discuss potential terms for an agreement between First Valley Bancorp and New England Bancshares. The Directors of First Valley Bancorp thereafter appointed a committee consisting of David W. Florian, Robert L. Messier, Jr., Edmund D. Donovan and James J. Pryor to review deal agreements related to a possible affiliation.

The extended negotiations between New England Bancshares and First Valley Bancorp were, in part, due to First Valley Bancorp’s desire to achieve a transaction that satisfies First Valley Bancorp’s financial and social goals. Under Connecticut law, the First Valley Bancorp directors are required to consider the interests of shareholders, customers, employees, community and other constituencies in this type of transaction. The New England Bancshares transaction offered the possibility of achieving financial goals for First Valley Bancorp shareholders and the continued growth and independence of Valley Bank. Issues relating to the independence of Valley Bank, including preservation of its identity; terms of the infusion of additional capital by New England Bancshares to support Valley Bank’s continued growth; operational decision making at Valley Bank; and corporate governance at the holding company level as well as at the subsidiary levels were discussed throughout the negotiations.

At the July 24, 2006 First Valley Bancorp Board of Directors meeting, the Board voted to continue to move forward with discussions with New England Bancshares while simultaneously moving forward preliminarily to be prepared to initiate a possible secondary offering to raise capital that would be needed to support First Valley Bancorp’s growth. On July 27, 2006, First Valley Bancorp retained the services of O&Co to serve as its financial advisor in connection with its strategic alternatives.

In August of 2006, New England Bancshares presented an offer to First Valley Bancorp of $20 with consideration consisting of 55% stock and 45% cash.

First Valley Bancorp’s Board of Directors did not seek other offers during its extended negotiations with New England Bancshares because it determined that the proposed merger with New England Bancshares offered benefits to its shareholders, customers, employees and the communities that were unique to the proposed transaction with New England Bancshares. In addition, New England Bancshares indicated to First Valley Bancorp that it wished to negotiate on an exclusive basis. The First Valley Bancorp Board determined that the proposed affiliation with New England Bancshares provided Valley Bank the opportunity to preserve its identity and keep day-to-day decision making at Valley Bank together with the greater capital and resources available within the New England Bancshares holding company structure. While negotiating with New England Bancshares, the First Valley Bancorp Board continued to consider raising capital through a secondary offering. The First Valley Bancorp Board decided not to pursue this alternative primarily because of expected dilution to existing shareholders, uncertainty of the success of a capital raise and the execution risk of continuing to implement its growth plan versus the opportunity to do so within an organization with the capital strength of New England Bancshares.

On August 28, 2006, the Board of Directors of First Valley Bancorp held a special meeting at which it reviewed with O&Co recent stock performance of New England Bancshares, comparative financial performance for New England Bancshares relative to regional and national peers, merger pricing trends and other financial issues. The Board also reviewed structural and regulatory issues relevant to the potential transaction with its legal counsel, Tyler Cooper & Alcorn, LLP (“Tyler Cooper”). After an extensive discussion, First Valley Bancorp’s Board authorized management to proceed with negotiations with New England Bancshares.

On September 8, 2006, New England Bancshares’ counsel circulated an initial draft of the Merger Agreement. Through November 21, 2006, the parties and their advisors negotiated the terms of the Merger Agreement and executive contracts for executives who had existing contracts with First Valley Bancorp or Valley Bank.

In September of 2006, the parties preliminary agreed on the exchange ratio for the stock portion of the merger consideration at 0.8907.

On September 25, 2006, First Valley Bancorp’s Board of Directors held a Board meeting at which representatives of O&Co were present. O&Co presented comparative financial information on similar transactions for the past year. A thorough discussion followed among the Directors and O&Co. After such discussions, the Board authorized management to continue negotiations based on the price and consideration offered and proceed with due diligence.

Due diligence was conducted during the weeks of October 2, 2006 and October 9, 2006. New England Bancshares and their advisors conducted due diligence onsite at the offices of First Valley Bancorp. First Valley Bancorp and their advisors conducted due diligence onsite at the offices of New England Bancshares. Due diligence activities continued to some degree through the date of the announcement of the definitive Merger Agreement on November 21, 2006.

On October 23, 2006, First Valley Bancorp’s Board of Directors held a Board meeting at which it reviewed with O&Co and Tyler Cooper the status of negotiations of the Merger Agreement and the results of due diligence. The parties were not in agreement on several business terms, but First Valley Bancorp’s Board authorized the continuation of negotiations after a hiatus due to convention and vacation schedules. The business terms that were not agreed upon included the length of time of and conditions to Valley Bank’s continuing post-closing independence; an increase in the per share merger consideration in the event the closing of the merger did not occur by certain dates (i.e., an increase in the per share merger consideration in an amount equal to the cash dividend declared by New England Bancshares in the second quarter of 2007, if the closing did not occur by March 31, 2007 and another increase in the per share merger consideration in amount equal to the cash dividend declared by New England Bancshares in the third quarter of 2007, if the closing did not occur by June 30, 2007); the significant restrictions on First Valley Bancorp’s operational activities before closing; New England Bancshares’ obligation to provide D&O tail insurance coverage to First Valley Bancorp’s directors and officers; the terms of employment and change of control agreements for certain of Valley Bank’s officers; the amount and terms of the termination fee; the amount and terms of the willful breach fee; and the terms of New England Bancshares’ pre-merger and post-merger capital infusion to Valley Bank.

On November 20, 2006, First Valley Bancorp’s Board of Directors held a board meeting to discuss the proposed final terms of the transaction with New England Bancshares. At this meeting, O&Co and Tyler Cooper updated First Valley Bancorp’s Board of Directors on the material terms of the transaction and executive contracts. Tyler Cooper reviewed for First Valley Bancorp’s Board the material terms of the Merger Agreement, as well as the voting agreement to be entered into by each of the Directors of First Valley Bancorp, and the legal duties of First Valley Bancorp’s Board with respect to First Valley Bancorp’s shareholders. O&Co delivered its oral opinion (subsequently confirmed in writing) that as of the date of its opinion and based upon and subject to the considerations described in its opinion, the per share merger consideration offered by New England Bancshares was “fair” from a financial point of view to First Valley Bancorp’s shareholders. First Valley Bancorp’s Board engaged in extensive discussions concerning the merger and its expected impact on the long and short term interests of First Valley Bancorp and its shareholders, on First Valley Bancorp’s customers, employees and shareholders. The Board considered the fact that Valley Bank would retain its independence for a minimum of five years, and considered the amended employment agreements and change of control agreements proposed for its executives. The Board considered the alternative of First Valley Bancorp remaining an independent company. The Board also considered First Valley Bancorp’s need for additional capital and New England Bancshares’ agreement to provide an additional $12 million of capital to Valley Bank. The Board determined that it did not want to make a decision at the meeting and adjourned to 4:00 p.m. the following day to allow the Directors to further consider the Merger Agreement and related transactions. On November 21, 2006, one of the Directors, J. Yancey Brame, delivered his resignation letter as a Director of First Valley Bancorp and Valley Bank to First Valley Bancorp Chairman, James Pryor in the early afternoon. Mr. Brame’s resignation was related to the merger. Although he provided no reason for his resignation nor did he express any position with regard to the proposed transaction in his resignation letter, he was not in favor of the merger.

The First Valley Bancorp Board of Directors reconvened via telephone conference at 4:00 p.m. on November 21, 2006. The First Valley Bancorp Board of Directors voted to accept Mr. Brame’s resignation from the Board of Directors of First Valley Bancorp and Valley Bank with regrets effective immediately. Tyler Cooper reminded the Board of the prior evening’s lengthy discussion of the financial benefits of the proposed merger, long and short term, to the interests of First Valley Bancorp, Valley Bank and shareholders, and the benefits to the community, employees and customers as well as the fact that O&Co had provided their opinion that, from a financial perspective, the proposed merger consideration was fair to First Valley Bancorp’s shareholders. The First Valley Bancorp Board of Directors considered the fact that the merger provides a fair price for First Valley Bancorp shareholders while also preserving independence for Valley Bank, with the concomitant benefits that status provides for Valley Bank’s employees, customers and communities. First Valley Bancorp’s Board of Directors approved the Merger Agreement and the executive contracts unanimously. Immediately following the conference call meeting, the parties executed the Merger Agreement and issued a joint press release publicly announcing the transaction. On November 24, 2006, each of First Valley Bancorp and New England Bancshares filed a Form 8-K announcing the entry into the Merger Agreement with the Securities and Exchange Commission.

First Valley Bancorp’s Reasons for the Merger and the Recommendation of First Valley Bancorp’s Board of Directors

In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board of Directors of First Valley Bancorp consulted with senior management, O&Co and Tyler Cooper, and considered a number of factors, including but not limited to the following, which are not presented in order of priority:

•	advice from First Valley Bancorp’s financial advisors, O&Co, that the per share merger consideration is fair to First Valley Bancorp’s shareholders from a financial point of view;

•	the fact that the Merger provides a fair price to First Valley Bancorp shareholders while preserving the independence of Valley Bank for a minimum five-year period;

•

the merger consideration offered and the belief of the Board of Directors that the merger consideration is a fair amount, that the mixture of stock and cash is favorable and tax-free to the extent of stock received, and is expected to result in long-term value for the First Valley Bancorp’s shareholders;

•	New England Bancshares’ agreement to provide an additional $12.0 million of capital to Valley Bank;

•	the likelihood of obtaining the necessary approvals to closing;

•

the respective business strategies of First Valley Bancorp and New England Bancshares, prospects for the future, including expected financial results, and expectations relating to the proposed merger, based on discussions with management of First Valley Bancorp and New England Bancshares;

•	the historical performance of First Valley Bancorp;

•	the current and prospective environment in which First Valley Bancorp operates;

•	the ability of New England Bancshares to pay the merger consideration and complete the transaction;

•	the compatibility of the corporate cultures of First Valley Bancorp and New England Bancshares;

•

the business and future prospects of New England Bancshares and the Board of Directors’ view of the quality of New England Bancshares’ common stock as an investment for First Valley Bancorp’s shareholders;

•

the terms of the Merger Agreement, including but not limited to the representations and warranties of the parties, the covenants, the consideration, the benefits to First Valley Bancorp employees, employee and executive termination benefit, and the adequacy of the fiduciary out provision;

•	a review of the terms, to the extent publicly available, of certain other transactions deemed by O&Co to be relevant to its review of the proposed merger; and

•

First Valley Bancorp’s Board also considered New England Bancshares’ lower and declining ratios of return on average assets and return on equity experienced since the third quarter of 2005 but these factors were outweighed by the factors enumerated above.

The Board of Directors of First Valley Bancorp unanimously recommends a vote “FOR” approval of the merger agreement and the transactions contemplated therein.

The above discussion of the information and factors considered by First Valley Bancorp’s board of directors is not intended to be exhaustive, but includes all material factors considered by the board in arriving at its determination to approve, and to recommend that the First Valley Bancorp shareholders vote to approve the merger agreement and related transactions. The First Valley Bancorp board of directors did not assign any relative or specific weights to the above factors, and individual directors may have given differing weights to different factors. The First Valley Bancorp board of directors recommends that First Valley Bancorp’s shareholders vote to approve the merger agreement and the related transactions.

Opinion of First Valley Bancorp’s Financial Advisor

O&Co was retained by First Valley Bancorp, Inc. as its financial advisor in connection with the possible merger and sale of First Valley Bancorp. Pursuant to the terms of its engagement, O&Co agreed to assist First Valley Bancorp in analyzing, structuring, negotiating and effecting a transaction. First Valley Bancorp selected O&Co as its financial advisor based upon O&Co’s in-depth knowledge of the banking and financial service industry and the qualifications, experience and reputation of its personnel in the financial services and investment communities, as well as its experience in the valuation of bank and thrift institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

As part of the advisory services described above, First Valley Bancorp’s Board of Directors requested O&Co’s opinion as to the fairness, from a financial point of view, of the Merger Consideration (as defined below) to be received by the holders of First Valley Bancorp common stock, pursuant to the terms of the merger agreement to which First Valley Bancorp will be merged with and into New England Bancshares Acquisition, Inc., a wholly-owned subsidiary of New England Bancshares, Inc. organized to facilitate the business combination as contemplated in the merger agreement (the “Merger”). Under the terms of the merger agreement, at the time the Merger becomes effective, each share of First Valley Bancorp common stock, no par value, issued and outstanding immediately before the Merger (“First Valley Bancorp Shares”) will be converted into the right to receive (a) 0.8907 shares of the common stock, par value $.01 per share, of New England Bancshares (the “Stock Consideration”) and (b) $9.00 in cash, without interest (the “Cash Consideration”), together with the Stock Consideration, the “Per Share Merger Consideration,” provided, however, that the Per Share Merger Consideration shall be increased by the amount equal to the cash dividend declared by New England Bancshares in the third quarter of 2007 on its shares of common stock if the closing of the Merger does not occur by June 30, 2007 other than as the result of certain action, inaction or delay by First Valley Bancorp. The aggregate of the Cash Consideration and Stock Consideration payable and/or issuable pursuant to the merger agreement is referred to herein as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the merger agreement.

The full text of O&Co’s fairness opinion dated November 20, 2006 is attached as Annex B to this Proxy Statement/Prospectus and is incorporated into this document by reference. The description of the fairness opinion in this section is qualified in its entirety by reference to Annex B. Holders of First Valley Bancorp common stock are urged to read the opinion it its entirety. The opinion describes the procedures followed, assumptions made, matters considered and qualifications of the review undertaken by O&Co in connection with the opinion. O&Co’s opinion is directed solely to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of First Valley Bancorp common stock and does not constitute any recommendation to First Valley Bancorp’s Board of Directors or the holders of First Valley Bancorp’s common stock with respect to any vote at the shareholders’ meeting.

To determine the fairness of the terms of the Merger Consideration from a financial point of view, O&Co, in connection with rendering its opinion, reviewed and relied upon, among other things: (i) the merger agreement; (ii) certain publicly available financial statements and other historical financial information of First Valley Bancorp that were deemed relevant; (iii) certain publicly available financial statements and other historical financial information of New England Bancshares that were deemed relevant; (iv) internal financial projections for First Valley Bancorp for the years ending December 31, 2006 through 2008 prepared by and reviewed with management of First Valley Bancorp; (v) internal financial projections for New England Bancshares for the years ending June 30, 2005 through 2010 prepared by and reviewed with management of New England Bancshares; (vi) the pro forma financial impact of the Merger on New England Bancshares, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior managements of First Valley Bancorp and New England Bancshares; (vii) the publicly reported historical price and trading activity for First Valley Bancorp’s and New England Bancshares’ common stock, including a comparison of certain financial and stock market information for First Valley Bancorp and New England Bancshares with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the banking and savings industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria considered relevant. O&Co also discussed with certain members of senior management of First Valley Bancorp the business, financial condition, results of operations and prospects of First Valley Bancorp and held similar discussions with certain members of senior management of New England Bancshares regarding the business, financial condition, results of operations and prospects of New England Bancshares.

In performing its review, O&Co relied upon the accuracy and completeness of all of the financial and other information that was available from public sources, that was provided by First Valley Bancorp or New England Bancshares or that was otherwise reviewed and assumed such accuracy and completeness for purposes of rendering its opinion. O&Co further relied on the assurances of management of First Valley Bancorp and New England Bancshares that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. O&Co was not asked to and has not undertaken an independent verification of any of such information and O&Co does not assume any responsibility or liability for the accuracy or completeness thereof. O&Co did not make an independent evaluation or appraisal of the specific assets, or the liabilities (contingent or otherwise) of First Valley Bancorp or New England Bancshares. With respect to the financial projections for First Valley Bancorp and New England Bancshares and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared and reviewed with the managements of First Valley Bancorp and New England Bancshares and used by O&Co in its analyses, O&Co assumed that they reflected the best currently available estimates and judgments of the respective management of the future financial performances of First Valley Bancorp and New England Bancshares and that such performances will be achieved. O&Co has expressed no opinion as to such financial projections or the assumptions on which they are based. O&Co has also assumed that there has been no material change in First Valley Bancorp or New England Bancshares’ assets, financial condition, results of operation, business or prospects since the date of the most recent financial statements made available. O&Co has assumed in all respects material to its analysis that First Valley Bancorp and New England Bancshares will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the merger agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

The earnings projections furnished to O&Co and used by it in certain of its analyses were based on projections prepared by the senior managements of First Valley Bancorp and New England Bancshares. First Valley Bancorp and New England Bancshares do not publicly disclose internal management projections of the type provided to O&Co in connection with its review of the Merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

In performing its analyses, O&Co made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of First Valley Bancorp, New England Bancshares and O&Co. Any estimates contained in the analyses performed by O&Co are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, O&Co’s opinion was among several factors taken into consideration by the First Valley Bancorp board in making its determination to approve the merger agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the First Valley Bancorp board or management of First Valley Bancorp with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by O&Co to the First Valley Bancorp board in connection with its oral and written opinion. The summary is not a complete description of the analyses underlying the O&Co opinion or the presentation made by O&Co to the First Valley Bancorp board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, O&Co did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, O&Co believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The summaries presented below do not constitute a complete description of the financial analyses.

Summary of Proposal. Under the terms of the merger agreement, at the time the Merger becomes effective, each share of First Valley Bancorp common stock, no par value, issued and outstanding immediately prior to the Merger (“First Valley Bancorp Shares”) will be converted into the right to receive (a) 0.8907 shares of the common stock, par value $.01 per share, of New England Bancshares (“Stock Consideration”) and (b) $9.00 in cash, without interest (“Cash Consideration”), together with the Stock Consideration, the “Per Share Merger Consideration,” provided, however, that the Per Share Merger Consideration shall be increased by the amount equal to the cash dividend declared by New England Bancshares in the third quarter of 2007 on its shares of common stock if the closing of the Merger does not occur by June 30, 2007 other than as the result of certain action, inaction or delay by First Valley Bancorp. Based upon New England Bancshares’ November 17, 2006 closing price of $12.50 and the proration described above, the prorated value of the Merger Consideration was $20.13 per First Valley Bancorp share on that date. The value of the Merger Consideration represented a 15.0% premium to First Valley Bancorp’s closing price of $17.50 on November 17, 2006, 26.5 times First Valley Bancorp’s trailing twelve months earnings as reported, 24.8 times First Valley Bancorp’s trailing twelve months core earnings (earnings adjusted for non-recurring income and expense items. Core earnings per share is defined as net income before extraordinary items less the after tax portion of income or loss from the sale of non-trading securities and other non-recurring items. The assumed rate for calculating core earnings per share is 35%. First Valley Bancorp experienced a loss on the sale of non-traded securities over the period of $86,000, which resulted in core earnings per share for the trailing twelve months of $0.81 compared to reported earnings per share for the trailing twelve months of $0.76) and 227% of First Valley Bancorp’s book value per share. O&Co calculated the premium paid as a percent of core deposits (“franchise premium”) to be 16.8%.

Comparable Transaction Analysis. O&Co reviewed certain financial data for acquisitions of banks and thrifts headquartered in New England, New Jersey, New York and Pennsylvania (“Northeast”) announced between October 1, 2005 and September 30, 2006. O&Co calculated average multiples of deal price at announcement date to last twelve months earnings per share (“LTM EPS”), to book value per share and the franchise premium for both groups of transactions on a quarterly basis beginning October 1, 2005 through September 30, 2006 and compared those values to the ratios resulting from the Merger Consideration value of $20.13 per share. The results of the analysis are set forth in the following table.

Deal	New England Bancshares/ First Valley Bancorp		3-QTR-05			4-QTR-05				1-QTR-06				2-QTR-06				3-QTR-06
Multiples	Transaction		Banks		Thrifts	Banks		Thrifts		Banks		Thrifts		Banks		Thrifts		Banks		Thrifts
LTMs Earnings*	26.5	X	25.0	X	None	27.9	X	19.9	X	31.3	X	50.6	X	32.3	X	31.0	X	13.0	X	None
Percent of Book Value	227%		237%		None	207%		155%		197%		199%		186%		210%		153%		None
Franchise Premium	17%		19%		None	17%		23%		23%		21%		15%		16%		7%		None

*	Based upon First Valley Bancorp’s core LTM Earnings, this multiple increases to 24.8X.

O&Co also reviewed certain financial data for acquisitions of banks and thrifts headquartered in New England, announced between November 17, 2005 and November 17, 2006, with target total assets less than $370 million. O&Co calculated average multiples of deal price at announcement date to LTM EPS, book value per share and franchise premium on an annual basis. The average price to book for this group was 195%, price to LTM EPS was 23.5 times and franchise premium was 13%. This compares to the First Valley Bancorp multiples of 227%, 26.5 times and 17%, respectively.

No company or transaction used as a comparison in the above analysis is identical to First Valley Bancorp, New England Bancshares or the Merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial, operating, and market characteristics of the companies.

Selected Peer Group Analyses. O&Co compared the financial performance and market valuations of First Valley Bancorp to those of a group of exchange listed banks, headquartered in New England, with assets between $139.7 and $220.9 million (“First Valley Bancorp Peer Group”). First Valley Bancorp reported a return on average assets of 0.58%, return on average equity of 9.48%, net interest margin of 3.61% and an efficiency ratio of 67.43% based on the twelve months ended September 30, 2006 and an equity to total assets ratio of 5.74% at September 30, 2006. Based upon reported earnings for the twelve months ended September 30, 2006, the respective First Valley Bancorp Peer Group averages were: return on average assets of 0.91%; return on average equity of 9.64%; net interest margin of 4.48%; an efficiency ratio of 74.16%; and an equity to total asset ratio of 9.12% at September 30, 2006.

O&Co also compared the trading market performance of First Valley Bancorp common stock with the trading market performance of the common stocks of the First Valley Bancorp Peer Group. On September 30, 2006, the closing price of First Valley Bancorp was $14.40, or 19.0 times LTM earnings and 162% of reported book value, compared to First Valley Bancorp Peer Group averages of 16.4 times and 183%, respectively.

O&Co compared the financial condition and operating performance of New England Bancshares with a peer group of exchange listed thrifts with total assets between $83.3 million and $521.6 million (“New England Bancshares Peer Group”). Based on September 30, 2006 financial data, New England Bancshares reported a return on average assets of 0.44%, return on average equity of 2.22%, net interest margin of 3.88% and an efficiency ratio of 80.1% and an equity to total asset ratio of 21.0%. Based upon reported results for the same period, the New England Bancshares Peer Group averages were: return on average assets of 0.27%; return on average equity of 2.51%; net interest margin of 2.75%; an efficiency ratio of 83.4%; and an equity to total asset ratio of 10.68%.

O&Co also compared the trading market performance of New England Bancshares common stock with the trading market performance of the common stocks of the New England Bancshares Peer Group. On September 30, 2006, the closing price of New England Bancshares common stock on the NASDAQ Global Market was $12.80, or 120% of book value, and 61.0 times LTM earnings. These market multiples compare to the New England Bancshares Peer Group averages of 142% of book value and 37.5 times LTM Earnings.

Discounted Cash Flow Analysis. O&Co performed an analysis which estimated the future cash flows to First Valley Bancorp’s shareholders over a five year period under various circumstances, assuming First Valley Bancorp performed in accordance with earnings forecasts. These earnings forecasts assumed that First Valley Bancorp would raise additional capital in the amount of $7.5 million. To approximate the terminal value of First Valley Bancorp’s common stock, on a trading basis, at the end of the five-year-period, O&Co applied price to earnings multiples ranging from 10 times to 18 times, which resulted in values that equated to percentages of projected book value ranging from 90% to 162%. The terminal values were then discounted to present values using discount rates ranging from 7.5% to 15.0%, chosen to reflect assumptions regarding rates of return and risk premiums required by holders or prospective holders of First Valley Bancorp’s common stock. The analysis resulted in a range of present values per share of $6.34 to $16.00.

O&Co compared this analysis to the projected future cash flows to First Valley Bancorp’s shareholders over a five year period assuming the First Valley Bancorp common stock was exchanged at acquisition multiples between 18 to 26 times projected earnings at the end of five years. These acquisition multiples resulted in values that equated to percentages of projected book value ranging from 162% to 234%. The terminal values were then discounted to present values using discount rates ranging from 7.5% to 15.0%. The analysis resulted in a range of present values per share of $11.42 to $23.11.

Compensation of Financial Advisor. Pursuant to the O&Co engagement letter, First Valley Bancorp agreed to pay O&Co an advisory fee for advice and assistance in connection with the Merger, including rendering a written opinion as to the fairness of the proposed Merger Consideration, from a financial point of view, to First Valley Bancorp’s shareholders. The total advisory fee payable to O&Co is approximately $249,000. First Valley Bancorp has agreed to make interim payments to O&Co before the Merger takes place which will be credited against the total advisory fee. First Valley Bancorp has made interim payments to O&Co totaling $105,000 as of the mailing of this Proxy Statement/Prospectus. The balance of the advisory fee is payable upon completion of the Merger. Pursuant to the O&Co engagement letter, First Valley Bancorp also agreed to reimburse O&Co for its reasonable out-of-pocket expenses, including legal fees, incurred in connection with O&Co’s engagement and to indemnify O&Co and its directors, officers, employees, agents and controlling persons against certain expenses and liabilities.

New England Bancshares’ Reasons for the Merger

New England Bancshares’ board of directors believes that the merger is in the best interests of New England Bancshares and its shareholders. In deciding to approve the merger, New England Bancshares’ board of directors considered a number of factors, including:

•

Due Diligence Review. Information concerning the businesses, earnings, operations, financial condition and prospects of First Valley Bancorp and New England Bancshares, both individually and as combined. The New England Bancshares board of directors took into account the results of New England Bancshares’ due diligence review of First Valley Bancorp.

•

Keefe Bruyette Opinion. The opinion rendered by Keefe Bruyette, as financial advisor to New England Bancshares, that the merger consideration is fair, from a financial standpoint, to New England Bancshares shareholders.

•	Complementary Business Markets. The complementary nature of the businesses and market areas of New England Bancshares and First Valley Bancorp.

•	Commercial Lending. That Valley Bank’s commercial lending expertise would accelerate New England Bancshares’ strategy to increase commercial lending and result in higher yields.

•

Tax Consequences. The terms of the merger agreement and the structure of the merger, including the fact that the merger agreement provides a maximum number of shares of New England Bancshares common stock to be issued in the merger and that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes and as a purchase for accounting purposes.

•

Continuity of Management. The fact that New England Bancshares’ management team immediately before the merger will remain intact following the merger, with the exception of Robert L. Messier, Jr., who will be President of New England Bancshares, and that New England Bancshares’ board of directors will be increased to accommodate the addition of four current members of the First Valley Bancorp board of directors.

•	Stock Prices. The historical trading prices for New England Bancshares and First Valley Bancorp common stock.

•	Current Environment. The current and prospective economic, competitive and regulatory environment facing New England Bancshares, First Valley Bancorp and the financial services industry.

•	Termination Fee. The termination fee to which New England Bancshares would be entitled under certain circumstances.

•

More Competitive. The board of directors’ assessment that New England Bancshares would be better able to serve the convenience and needs of its customers and communities by becoming a larger institution better suited for competing against regional financial institutions in its market area.

•

Accretive to Earnings. That the merger is expected to be accretive to earnings in the first year after the merger and the belief that the business and financial advantages contemplated in connection with the merger will likely be achieved within a reasonable time frame.

•

Likelihood of Consummation. That First Valley Bancorp had thoroughly reviewed its strategic planning options and the likelihood that the proposed merger would receive the required approvals, and the anticipated impact of the foregoing on the successful consummation of the transaction.

While New England Bancshares’ board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. New England Bancshares’ board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of New England Bancshares’ shareholders. The terms of the merger were the result of arm’s-length negotiations between representatives of New England Bancshares and representatives of First Valley Bancorp.

Financial Forecasts. After the merger agreement was executed by the parties, First Valley Bancorp provided to New England Bancshares a copy of the 2007 budget for Valley Bank. This budget was not prepared with a view toward public disclosure or compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information, or generally accepted accounting principles and portions of the budget (i.e., projected revenue and net income) is included in this proxy statement/prospectus only because it was provided to New England Bancshares in connection with its continuing due diligence conducted during the pendency of the merger. The budget was prepared based on the assumptions that the merger was consummated and $12.0 million was downstreamed to Valley Bank in April 2007. The budget provided to New England Bancshares in the first quarter of 2007 was not subsequently revised or updated. First Valley Bancorp’s independent auditor did not examine or express any conclusion or provide any form of assurance with respect to the budget.

The financial forecasts described below are forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from such estimates and should be read with caution. Although presented with numerical specificity, these estimates are based upon a variety of assumptions made by First Valley Bancorp’s management with respect to, among other things: industry performance; general economic, market, interest rate, and financial conditions; operating and other revenues; and expenses, effective tax rates, capital expenditures, working capital, and other matters. None of the assumptions may be realized, and as historical performance suggests, they are inherently subject to significant business, economic, and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of First Valley Bancorp.

For these reasons, the description of the financial forecasts in the proxy statement/prospectus should not be regarded as an indication that they are an accurate prediction of future events, and they should not be relied on as such. No one has made, or makes, any representation regarding these estimates and, except as may be required by applicable securities laws, First Valley Bancorp does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even if any or all of the assumptions are shown to be in error.

The budget provided to New England Bancshares projected Valley Bank revenues and net income of approximately $13.8 million and $777,000, respectively, for the 2007 fiscal year.

Consideration to be Received in the Merger

When the merger becomes effective, each share of First Valley Bancorp common stock issued and outstanding immediately before the completion of the merger will automatically be converted into 0.8907 shares of New England Bancshares common stock and $9.00 in cash, without interest. Additionally, if the merger does not close by June 30, 2007, the per share merger consideration to be paid by New England Bancshares will be increased by an amount equal to the cash dividend declared by New England Bancshares on its shares of common stock in the third quarter of 2007 divided by the number of whole shares of common stock received by each First Valley Bancorp shareholder.

First Valley Bancorp’s shareholders will not receive fractional shares of New England Bancshares common stock. Instead, each shareholder will receive a cash payment for any fractional shares in an amount equal to the product of (1) the fraction of a share of New England Bancshares common stock to which each shareholder is entitled multiplied by (2) the average of the closing price of New England Bancshares common stock during the ten business days before the closing.

Exchange of Stock Certificates

If you are a shareholder of First Valley Bancorp when the merger is completed, Registrar and Transfer Company, the exchange agent, will mail to you a letter of transmittal and instructions for use in surrendering your First Valley Bancorp stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, New England Bancshares will promptly cancel the surrendered stock certificates and deliver to you the number of shares of New England Bancshares’ common stock and cash to which you are entitled under the merger agreement.

You should not send in your stock certificates until you receive the letter of transmittal and instructions.

After the effective time of the merger, and until surrendered as described above, each outstanding First Valley Bancorp stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. With respect to any First Valley Bancorp stock certificate that has been lost or destroyed, New England Bancshares will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with New England Bancshares’ standard policy, and evidence reasonably satisfactory to New England Bancshares of ownership of the shares in question. After the effective time of the merger, First Valley Bancorp’s transfer books will be closed and no transfer of the shares of First Valley Bancorp stock outstanding immediately before the effective time will be made on New England Bancshares’ stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger at any meeting of New England Bancshares’ shareholders the number of whole shares of New England Bancshares common stock into which your shares of First Valley Bancorp stock are converted, regardless of whether you have exchanged your First Valley Bancorp stock certificates for New England Bancshares stock certificates. Whenever New England Bancshares declares a dividend or other distribution on the New England Bancshares common stock, which has a record date after the effective time of the merger, the declaration will include dividends or other distributions on all shares of New England Bancshares common stock issuable pursuant to the merger agreement. However, no dividend or other distribution payable to the holders of record of New England Bancshares common stock will be delivered to you until you surrender your First Valley Bancorp stock certificate for exchange as described above. Upon surrender of your First Valley Bancorp stock certificate, the certificate representing the New England Bancshares common stock into which your shares of First Valley Bancorp stock have been converted, together with the cash portion of the merger consideration, any cash in lieu of any fractional share of New England

Bancshares common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

Accounting Treatment

New England Bancshares will account for the merger under the “purchase” method of accounting in accordance with U.S. generally accepted accounting principles. Using the purchase method of accounting, the assets and liabilities of First Valley Bancorp will be recorded by New England Bancshares at their respective fair values at the time of the completion of the merger. The excess of New England Bancshares’ purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.

Tax Consequences of the Merger

General. The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of First Valley Bancorp common stock. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of First Valley Bancorp common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of First Valley Bancorp common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, holders that exercise dissenters’ rights, persons that are, or hold their shares of First Valley Bancorp common stock through, partnerships or other pass-through entities, or persons who acquired their shares of First Valley Bancorp common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

First Valley Bancorp shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions. It is a condition to the obligations of New England Bancshares and First Valley Bancorp that New England Bancshares receive an opinion by Muldoon Murphy & Aguggia LLP and that First Valley Bancorp receive an opinion by Tyler Cooper & Alcorn LLP to the effect that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. New England Bancshares and First Valley Bancorp both expect to be able to obtain the tax opinions if, as expected:

•	New England Bancshares and First Valley Bancorp are able to deliver customary representations to New England Bancshares’ and First Valley Bancorp’s respective tax counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the merger agreement allows both New England Bancshares and First Valley Bancorp to waive the condition that tax opinions be delivered by Muldoon Murphy & Aguggia LLP and Tyler Cooper & Alcorn LLP,

neither party currently anticipates doing so. However, if this condition were waived, First Valley Bancorp would re-solicit the approval of its shareholders before completing the merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Muldoon Murphy & Aguggia LLP and Tyler Cooper & Alcorn LLP have delivered their opinions to New England Bancshares and First Valley Bancorp, respectively, dated as of the date of this proxy statement/prospectus, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Copies of these opinions have been filed as Exhibits 8.1 and 8.2 to the registration statement. Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of New England Bancshares and First Valley Bancorp, all of which must continue to be true and accurate in all material respects as of the effective time of the merger.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange for New England Bancshares Common Stock and Cash. As a result of receiving a combination of New England Bancshares common stock and cash in exchange for shares of First Valley Bancorp common stock, a First Valley Bancorp shareholder will not be permitted to recognize any loss for federal income tax purposes. Such a shareholder will recognize gain, if any, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the transaction. The amount of gain a First Valley Bancorp shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of New England Bancshares common stock received exceeds (b) the shareholders’ basis in the First Valley Bancorp common stock to be surrendered in the merger. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of New England Bancshares common stock received by such First Valley Bancorp shareholder will be the same as the basis of the shares of First Valley Bancorp common stock surrendered in exchange for the shares of New England Bancshares common stock, adjusted as provided in Section 358(a) of the Internal Revenue Code for the cash received in exchange for such shares of First Valley Bancorp common stock. The holding period for shares of New England Bancshares common stock received by such First Valley Bancorp shareholder will include such shareholder’s holding period for the First Valley Bancorp common stock surrendered in exchange for the New England Bancshares common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

A First Valley Bancorp shareholder’s federal income tax consequences also will depend on whether his or her shares of First Valley Bancorp common stock were purchased at different times at different prices. If they were, the First Valley Bancorp shareholder could realize gain with respect to some of the shares of First Valley Bancorp common stock and loss with respect to other shares. Such First Valley Bancorp shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the New England Bancshares common stock received, but could not recognize loss with respect to those shares in which the First Valley Bancorp shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the New England Bancshares common stock received. Any disallowed loss would be included in the adjusted basis of the New England Bancshares common stock. Such a First Valley Bancorp shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Possible Dividend Treatment. In certain circumstances, a First Valley Bancorp shareholder may receive ordinary income, rather than capital gain, treatment on all or a portion of the gain recognized by that shareholder if the receipt of the cash portion of the merger consideration “has the effect of the distribution of a dividend.” The determination of whether a cash payment has such effect is based on a comparison of the First Valley Bancorp shareholder’s proportionate interest in New England Bancshares after the merger with the proportionate interest the shareholder would have had if the shareholder had received solely New England Bancshares common stock in the merger. This could happen because of your purchase (or the purchase by a family member) of additional New England Bancshares stock or a repurchase of shares by New England Bancshares. For purposes of this comparison, the First Valley Bancorp shareholder may be deemed to constructively own shares of New England Bancshares common stock held by certain members of the shareholder’s family or certain entities in which the shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the shareholder’s shares of New England Bancshares common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of First Valley Bancorp at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the shareholder’s shares were held as capital assets at the effective time of the merger. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each First Valley Bancorp shareholder, shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

Cash in Lieu of Fractional Shares. A First Valley Bancorp shareholder who holds First Valley Bancorp common stock as a capital asset and who receives in the merger, in exchange for such stock, cash in lieu of a fractional share interest in New England Bancshares common stock will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a First Valley Bancorp shareholder is entitled pursuant to the merger, unless the First Valley Bancorp shareholder signs the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the First Valley Bancorp shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities. No gain or loss will be recognized by New England Bancshares or First Valley Bancorp as a result of the merger.

Regulatory Matters Relating to the Merger

Holding Company Merger. New England Bancshares is required to file a notice with and receive the prior approval of the Federal Reserve Board to become a bank holding company and for the acquisition by New England Bancshares of First Valley Bancorp, as provided under the Bank Holding Company Act of 1956, as amended. In granting its approval under the Bank Holding Company Act, the Federal Reserve must consider the financial and managerial resources and future prospects of New England Bancshares and the companies to be acquired and the convenience and needs of the communities to be served. Further, the Federal Reserve may not approve the merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in the United States, or if the effect of the merger in any section of the country may be to substantially lessen competition or to tend to create a monopoly or be in any other manner in restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the merger are clearly outweighed in the public interest by the probable effect of the merger and the needs of the communities to be served. In addition, the Federal Reserve must take into account the record of performance of the New England Bancshares and the companies to be acquired under the Community Reinvestment Act of 1977 in meeting the credit needs of the community served by the institutions. This approval was received on March 1, 2007.

New England Bancshares also is required to file an application with and receive the prior approval of the Connecticut Department of Banking for the acquisition of First Valley Bancorp. This approval was received on March 23, 2007. Also, Enfield Federal must file an application with the Office of Thrift Supervision to receive its prior approval to pay a dividend to New England Bancshares to help fund the merger consideration. This approval was received on February 21, 2007.

In addition, a period of 15 to 30 days must expire following approval by the Federal Reserve Bank of Boston before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While New England Bancshares and First Valley Bancorp believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger, or if any proceeding is instituted or challenge is made, as to the result of the challenge.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “Description of the Merger—Conditions to Completion of the Merger” and “—Termination.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “Description of the Merger—Conditions to Completion of the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the merger consideration. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Interests of Certain Persons in the Merger

Share Ownership. On the record date for the special meeting, First Valley Bancorp’s directors and executive officers beneficially owned, in the aggregate, 311,364 shares of First Valley Bancorp’s common stock (excluding shares that may be acquired upon the exercise of stock options), representing approximately 26.1% of the outstanding shares of First Valley Bancorp common stock.

As described below, certain of First Valley Bancorp’s officers and directors have interests in the merger that are in addition to, or different from, the interests of First Valley Bancorp’s shareholders generally. First Valley Bancorp’s board of directors was aware of these conflicts of interest and took them into account in approving the merger.

Treatment of First Valley Bancorp Stock Options. Each option to purchase shares of First Valley Bancorp common stock outstanding and unexercised immediately before the effective time of the merger will be cancelled and all rights under such option will be extinguished in exchange for a cash payment equal to the sum of the value of 0.8907 shares of New England Bancshares common stock on the third day before closing and $9.00 in cash, less the exercise price per share of the stock option, multiplied by the number of shares of First Valley Bancorp common stock subject to the stock option, less any required tax withholding. First Valley Bancorp’s president and chief executive officer holds, in the aggregate, options to acquire 7,623 shares with a weighted average exercise price of $8.26 and will receive approximately $94,570 for his options in the merger. All of his options were exercisable as of the date of the execution of the merger agreement. No other executive officer of First Valley Bancorp holds any options to acquire shares of First Valley Bancorp.

Change in Control and Employment Agreements. As of the date of the execution of the merger agreement, New England Bancshares entered into an employment agreement with First Valley Bancorp’s president and chief executive officer pursuant to which he will become President of New England Bancshares and remain President and Chief Executive Officer of Valley Bank. The agreement will become effective upon the closing of the merger. The agreement provides for a term through October 1, 2008 and will provide for a salary of $180,000, subject to annual review. The agreement provides that a payment of approximately $476,000 will be made to the executive upon the closing of the merger in consideration for terminating his former employment agreement with Valley Bank and his former change in control agreement with First Valley Bancorp. The payment also is in consideration for Mr. Messier entering into a new employment agreement with First Valley Bancorp that contains a fixed term and does not contain any severance payments if his employment was terminated in connection with a subsequent change in control. The agreement also provides for the maintenance of a supplemental executive retirement plan that will provide the executive with an annual retirement benefit of $30,000 per year for fifteen years following his retirement.

New England Bancshares also has caused Valley Bank to enter into change in control agreements or employment agreements with five officers of Valley Bank that will become effective upon the closing of the merger. The change in control agreements with Mark Blum, First Valley Bancorp’s Executive Vice President and Chief Financial Officer, and with Anthony M. Mattioli, Valley Bank’s Senior Vice President and Chief Lending Officer, each have an initial term of two years that will begin at the closing of the merger and provide for a severance payment of 2.99 times the executive’s base amount upon the involuntary and certain voluntary termination of employment. The amount of the severance is consistent with each executive’s current agreement with Valley Bank. The change in control agreement with Donald G. Lorusso, a senior vice president of Valley Bank, has an initial term of one year that will begin at the closing of the merger and provide for a severance payment of one times his base salary upon the involuntary and certain voluntary termination of employment. Mr. Lorusso currently maintains a change in control agreement with Valley Bank that provides for a severance payment of three times his annual compensation. The employment agreements with Thomas O. Barnes, the manager and registered investment advisor of Riverside Investment Services, a division of Valley Bank, and with Arnaldo Marinelli, a senior vice president of Valley Bank, each have an initial term of one year that will begin at the closing of the merger and provide for a salary equal to the executive’s current salary. Mr. Barnes’ employment agreement provides for a severance payment equal to the greater of one times his base salary. Additionally, the employment agreement with Mr. Barnes provides for a payment for certain assets that are (1) booked with Riverside Investment Services solely due to the efforts of Mr. Barnes and (2) retained by Riverside Investment Services for at least one year following Mr. Barnes termination of employment with Valley Bank. Mr. Barnes’ asset-based payment is payable in five equal installments commencing one year from his employment termination date. Mr. Marinelli’s employment agreement provides for a severance payment equal to the greater of one times his base salary or the remaining cash payments due under his employment agreement. Mr. Marinelli currently maintains a change in control agreement with Valley Bank that provides for a severance payment of three times the executive’s annual compensation. The amount of the severance to be paid to Mr. Barnes under the new agreement is consistent with his existing agreement. Assuming each executive had been terminated on December 31, 2006, the executive would have received a lump sum payment as follows:

Name	Severance Payment
Mark Blum	$299,408
Anthony M. Mattioli	305,515
Thomas O. Barnes	128,046
Donald G. Lorusso	110,000
Arnaldo Marinelli	110,000

In addition, Messrs. Blum, Mattioli, Lorusso and Marinelli would each have received continued benefit coverage under all Valley Bank health and welfare plans the executive participated in as of the date of the change in control for a period ending upon the earlier of (1) one year after the executive’s employment termination date or (2) the date the executive receives full time employment by another employer.

Appointment of Directors to the New England Bancshares Board of Directors. New England Bancshares will appoint four of First Valley Bancorp’s directors to the board of directors of New England Bancshares. Those people will be Thomas O. Barnes, Edmund D. Donovan, Robert L. Messier, Jr. and James J. Pryor.

Appointment of Director to the New England Bancshares Nominating Committee. New England Bancshares will appoint one of First Valley Bancorp’s directors to the nominating committee of New England Bancshares. That person will be Thomas O. Barnes.

Appointment of Directors to Enfield Federal’s Board of Directors. Enfield Federal will appoint two of Valley Bank’s directors to the board of directors of Enfield Federal. Those people will be Robert L. Messier, Jr. and James J. Pryor.

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the merger, New England Bancshares has agreed to indemnify and hold harmless the current and former officers and directors of First Valley Bancorp and its subsidiaries against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation that is a result of matters that existed or occurred at or before the effective time of the merger to the same extent as First Valley Bancorp currently provides for indemnification of its officers and directors. For a period of five years following the effective time of the merger, New England Bancshares has also agreed to provide coverage to the officers and directors of First Valley Bancorp immediately before the effective time of the merger under the directors’ and officers’ liability insurance policy currently maintained by First Valley Bancorp or under a policy with comparable or better coverage.

Operations of Valley Bank after the Merger

After the merger of First Valley Bancorp and New England Bancshares, Valley Bank will operate as a separate subsidiary of New England Bancshares. It will retain its current branch offices, its current name and its current management and Board of Directors, supplemented by two directors selected by Enfield Federal.

Restrictions on Resale of Shares of New England Bancshares Common Stock

All shares of New England Bancshares common stock issued to First Valley Bancorp’s shareholders in connection with the merger will be freely transferable, except that shares received by persons deemed to be “affiliates” of First Valley Bancorp under the Securities Act at the time of the special meeting may be resold only in transactions permitted by Rule 145 under the Securities Act or otherwise permitted under the Securities Act. This proxy statement/prospectus does not cover any resales of the shares of New England Bancshares common stock to be received by First Valley Bancorp’s shareholders upon completion of the merger, and no person may use this proxy statement/prospectus in connection with any resale. Based on the number of shares of New England Bancshares common stock anticipated to be received in the merger, it is expected that Rule 145 will limit the amount of shares that certain affiliates of First Valley Bancorp will be able to sell into the market. Persons who may be deemed affiliates of First Valley Bancorp for this purpose generally include directors, executive officers and the holders of 10% or more of the outstanding shares of First Valley Bancorp’s common stock.

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place on a date designated by New England Bancshares that is no later than 30 days following the date on which all of the conditions to the merger contained in the merger agreement are satisfied or waived. See “—Conditions to Completion of the Merger.” On the closing date, New England Bancshares will file a certificate of merger with the Connecticut Secretary of State merging First Valley Bancorp into New England Bancshares Acquisition. The merger will become effective at the time stated in the certificate of merger.

New England Bancshares and First Valley Bancorp are working hard to complete the merger quickly. It is currently expected that the merger will be completed in the second calendar quarter of 2007. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

New England Bancshares’ and First Valley Bancorp’s obligations to consummate the merger are conditioned on the following:

•	approval of the merger agreement by First Valley Bancorp shareholders;

•	receipt of all required regulatory approvals without any materially adverse conditions and the expiration of all statutory waiting periods;

•

no party to the merger being subject to any legal order, decree or injunction that prohibits consummating any part of the transaction, no governmental entity having instituted any proceeding for the purpose of blocking the transaction, and the absence of any statute, rule or regulation that prohibits completion of any part of the transaction;

•

receipt by each party of all consents and approvals from third parties (other than those required from government agencies) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on New England Bancshares after completion of the merger;

•

the registration statement of which this proxy statement/prospectus forms a part being declared effective by the Securities and Exchange Commission, the absence of any pending or threatened proceeding by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the receipt of all required state “blue sky” approvals;

•

receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

the performance by each party in all material respects of each party’s obligations under the merger agreement, the representations and warranties of each party being true and correct as of the date of the merger agreement and as of the closing date, and receipt of a certificate signed by each party’s chief executive officer and chief financial officer to that effect;

•	to the extent required, the shares of New England Bancshares common stock issuable pursuant to the merger being approved for listing on The Nasdaq Global Market; and

•	receipt by New England Bancshares of all regulatory approvals required to permit it to make a $12.0 million capital contribution to Valley Bank immediately following the merger.

New England Bancshares and First Valley Bancorp cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

Forbearances by First Valley Bancorp. First Valley Bancorp has agreed that, until completion of the merger and unless permitted by New England Bancshares or as expressly provided for in the current written loan or investment policies of First Valley Bancorp or Valley Bank, or in a written budget or written operation plan approved by the Board of Directors of First Valley Bancorp or Valley Bank and provided to New England Bancshares as of the date of the merger agreement, neither it nor its subsidiaries will:

General Business

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

•	fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

•	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

Indebtedness

•

incur, modify, extend or renegotiate any indebtedness or become responsible for the obligations of any person or entity, other than (a) the creation of deposit liabilities in the ordinary course of business consistent with past practice; and (b) advances from the Federal Home Loan Bank of Boston with a maturity of not more than one year;

•	prepay any such indebtedness so as to cause itself to incur a prepayment penalty thereunder;

Capital Stock

•	adjust, split, combine or reclassify its capital stock;

•	pay any cash or stock dividends or make any other distribution on its capital stock;

•	grant any stock appreciation rights or grant any third party a right to acquire any of its shares of capital stock;

•

issue any additional shares of capital stock or any securities convertible or exercisable for any shares of its capital stock, except for the issuance of up to 67,250 shares of its common stock to New England Bancshares at a per share price of $14.87, except pursuant to the exercise of outstanding stock options and except pursuant to past practices with respect to annual stock bonuses;

•	redeem, purchase or otherwise acquire any shares of its capital stock;

Dispositions

•

dispose of any of its material properties or assets or cancel or release any indebtedness, other than in the ordinary course of business or pursuant to commitments existing as of the date of the merger agreement;

Investments

•	make any equity investment other than pursuant to commitments existing as of the date of the merger agreement;

Contracts

•

enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving the payment of less than $50,000 per year, and those specifically permitted by the merger agreement;

Loans

•

make, renegotiate, renew, increase, extend, modify or purchase any loans, advances, credit enhancements or extensions, other than existing loan commitments or those in conformity with lending policies in effect as of the date of the merger agreement, in amounts not to exceed an aggregate of $2.0 million with respect to any one borrower;

•

make or increase any loan or extension of credit or commit to make or increase any such loan or extension of credit to any director or executive officer of First Valley Bancorp or Valley Bank, except for loans or extensions of credit on terms made available to the general public and other than renewals of existing loans or commitments to loan;

Employees

•	increase the compensation or fringe benefits of any of its employees or directors, except in the ordinary course of business consistent with past practice and pursuant to policies currently in effect;

•	pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any employees or directors;

•	become a party to, amend or commit to any benefit plan or employment agreement;

•

amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting or the lapsing of any restrictions with respect to any stock options or other stock-based compensation;

•	elect any new senior executive officer or director;

•	hire any employee with an annual total compensation in excess of $75,000;

Settling Claims

•	settle any claim against it for more than $50,000 or impose or agree to material restrictions on its operations;

Governing Documents

•	amend its articles of incorporation or bylaws;

Investment in Debt Securities

•	make any material change to its investment securities portfolio or interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

•

make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

Capital Expenditures

•

make any capital expenditures other than: (1) pursuant to binding commitments; (2) expenditures incurred in connection with the opening of any new branch office the amounts of which are within 10% of a written budget or written projection of costs that has been approved by the board of directors of First Valley Bancorp or Valley Bank and has been provided to New England Bancshares and such expenditures are consistent with such budget or projections; and (3) expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

Branches

•

establish or commit to establish any new branch or other office or file an application to relocate or terminate the operation of an existing banking office other than the opening of a branch office the amounts for which are within 10% of a written budget or written projection of costs that has been specifically approved by the board of directors of First Valley Bancorp or Valley Bank and has been provided to New England Bancshares and such expenditures are consistent with such budget or projections;

Accounting

•	change its method of accounting, except as required by changes in generally accepted accounting principles or regulatory guidelines;

Merger Agreement

•

take any action that is intended or expected to result in any of its representations and warranties under the merger agreement being or becoming untrue in any material respect or in the conditions to the merger not being satisfied or in a violation of a provision of the merger agreement;

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code; or

Other Agreements

•	agree to take, commit to take any or adopt any resolutions in support of any of the foregoing actions.

Forbearances by New England Bancshares. Except: (1) as allowed under the merger agreement; (2) as to any purchases by a third party trustee to fund New England Bancshares’ obligations under existing benefit plans; (3) any stock repurchase program that may be adopted by New England Bancshares where it may repurchase up to 10% of its outstanding common stock; provided, however, that no shares will be repurchased if doing so would cause the number of shares to be issued by New England Bancshares under the merger agreement to exceed 20% of New England Bancshares outstanding shares thus causing New England Bancshares to be required to obtain shareholder approval; or (4) as required by law or regulation, New England Bancshares has agreed that, until the completion of the merger and unless permitted by First Valley Bancorp, it will not:

•	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

•

take any action that is intended or expected to result in any of its representations and warranties under the merger agreement being or becoming untrue in any material respect or in the conditions to the merger not being satisfied or in a violation of a provision of the merger agreement;

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code;

•	adjust, split, combine or reclassify its common stock;

•	pay any cash or stock dividends or make any other distribution on its capital stock, other than consistent with past practices;

•	grant any third party a right to acquire any of its shares of common stock;

•	amend its articles of incorporation or bylaws; or

•	agree to take, commit to take or adopt any resolutions in support of any of the foregoing actions.

Covenants of First Valley Bancorp and New England Bancshares in the Merger Agreement

Agreement Not to Solicit Other Proposals. First Valley Bancorp has agreed not to solicit, initiate, encourage or facilitate any acquisition proposal by a third party, to participate in discussions or negotiations regarding an acquisition proposal or to enter into any agreement requiring it to abandon or terminate the merger agreement with New England Bancshares. An acquisition proposal includes the following:

•	any merger, consolidation, share exchange, business combination, or other similar transaction involving First Valley Bancorp or its subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of First Valley Bancorp;

•	any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of First Valley Bancorp; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Despite the agreement of First Valley Bancorp not to solicit other acquisition proposals, the board of directors of First Valley Bancorp may generally negotiate or have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide acquisition proposal, provided that:

•

the First Valley Bancorp board of directors, after consultation with its outside legal counsel and its financial advisor, determines in good faith that the transaction presented by such unsolicited acquisition proposal, taking into account all legal, financial and regulatory aspects of the proposal, any financing contingencies included in such proposal, the person making the proposal and the ability to obtain regulatory and/or shareholder approval in a timely manner, is a more favorable transaction (a “superior proposal”) than the transaction contemplated by the merger agreement with New England Bancshares;

•	the proposal is for 100% of the outstanding shares of First Valley Bancorp common stock; and

•

the proposal is, in the written opinion of First Valley’s financial advisor, more favorable to First Valley Bancorp’s shareholders from a financial point of view than the transaction contemplated by the merger agreement with New England Bancshares, including any adjustments to the terms and conditions proposed by New England Bancshares in response to such acquisition proposal.

If First Valley Bancorp receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, First Valley Bancorp must immediately notify New England Bancshares and provide New England Bancshares with information about the third party and its proposal.

Certain Other Covenants. The merger agreement also contains other agreements relating to the conduct of New England Bancshares and First Valley Bancorp before consummation of the merger, including the following:

•	each party will give the other party reasonable access during normal business hours to its property, books, records and personnel and furnish all information as may reasonably be requested;

•

First Valley Bancorp will promptly provide New England Bancshares with a copy of all documents filed with its banking regulators, each management report provided to its board of directors and each public press release;

•

First Valley Bancorp will invite two non-voting designees of New England Bancshares to attend all regular and special board of directors or senior management committee meetings of First Valley Bancorp or Valley Bank except that New England Bancshares’ designees will not attend portions of any meeting during which there is being discussed: (a) matters involving the merger; (b) information or material that First Valley Bancorp or Valley Bank must keep confidential under applicable laws or regulations; or (c) pending or threatened litigation or investigations if, in the opinion of counsel, the presence of such designees would adversely affect the confidential nature of the matters being discussed;

•

New England Bancshares will invite two non-voting designees of First Valley Bancorp to attend all regular and special board of directors or senior management committee meetings of New England Bancshares or Enfield Federal except that First Valley Bancorp’s designees will not attend portions of any meeting during which there is being discussed: (a) matters involving the merger; (b) information or material that New England Bancshares or Enfield Federal must keep confidential under applicable laws or regulations; or (c) pending or threatened litigation or investigations if, in the opinion of counsel, the presence of such designees would adversely affect the confidential nature of the matters being discussed;

•

New England Bancshares and First Valley Bancorp will use their reasonable best efforts to submit all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions;

•	New England Bancshares and First Valley Bancorp will use their reasonable best efforts to obtain all third party consents necessary to consummate the merger;

•

First Valley Bancorp will take any necessary action to exempt New England Bancshares and this transaction from any anti-takeover provisions contained in First Valley Bancorp’s certificate of incorporation or bylaws or federal or state law;

•	New England Bancshares and First Valley Bancorp will use all reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the merger agreement;

•	First Valley Bancorp and New England Bancshares will consult with each other regarding any public statements about the merger and any filings with any governmental entity;

•

New England Bancshares will file a registration statement, of which this proxy statement/prospectus forms a part, with the Securities and Exchange Commission registering the shares of New England Bancshares common stock to be issued in the merger to First Valley Bancorp shareholders;

•	New England Bancshares and First Valley Bancorp will consult with one another before issuing any press release or otherwise making public statements with respect to the merger;

•

First Valley Bancorp will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement. The First Valley Bancorp board of directors will recommend at the shareholder meeting that the shareholders vote to approve the merger and will use its reasonable best efforts to solicit shareholder approval, unless it receives an additional offer and determines, based on the advice of counsel, that such recommendation would violate its fiduciary obligations to First Valley Bancorp shareholders;

•

Before completion of the merger, New England Bancshares will notify The NASDAQ Stock Market of the additional shares of New England Bancshares common stock that New England Bancshares will issue in exchange for shares of First Valley Bancorp common stock;

•

First Valley Bancorp will use its reasonable best efforts to cause each person who is an affiliate of it under Rule 145 of the Securities Act to deliver to New England Bancshares a letter to the effect that such person will comply with Rule 145;

•

New England Bancshares will not take any action to terminate any of the employees of Valley Bank existing as of the closing of the merger and agrees that the Board of Directors of Valley Bank has exclusive and continuing authority with respect to the employment of individuals of Valley Bank.

•

New England Bancshares and First Valley Bancorp will notify each other of any material contract defaults and any events that would reasonably be likely to result in a material adverse effect on the other. They also will notify each other of any communication from a third party regarding the need to obtain that party’s consent in connection with the merger;

•	New England Bancshares will take all action necessary to downstream $12.0 million (less any amount invested as described below) to Valley Bank immediately after closing; and

•

Subject to receipt of any required regulatory approvals, First Valley Bancorp will take all necessary actions to issue and New England Bancshares will take all necessary action to purchase 67,250 shares at $14.87 per share (or such lesser number of shares for which regulatory approval can be obtained).

Representations and Warranties Made by New England Bancshares and First Valley Bancorp in the Merger Agreement

New England Bancshares and First Valley Bancorp have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. For information on these representations and warranties, please refer to the merger agreement attached as Annex A. The representations and warranties must be true in all material respects through the completion of the merger unless the change does not have a material negative impact on the parties’ business, financial condition or results of operations. See “— Conditions to Completion of the Merger.”

The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Terminating the Merger Agreement

The merger agreement may be terminated at any time before the completion of the merger, either before or after approval of the merger agreement by First Valley Bancorp shareholders, as follows:

•	by the written mutual consent of New England Bancshares and First Valley Bancorp;

•

by either party, if the shareholders of First Valley Bancorp fail to approve the merger agreement (provided that First Valley Bancorp will only be entitled to terminate for this reason if it has complied with its obligations under the merger agreement with respect to its shareholder meeting);

•

by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the merger or the transactions contemplated by the merger agreement;

•

by either party, if the merger is not consummated by September 30, 2007, unless failure to complete the merger by that time is due to a misrepresentation, breach of a warranty or failure to fulfill a covenant by the party seeking to terminate the agreement;

•

by either party, if the other party makes a misrepresentation, breaches a warranty or fails to fulfill a covenant that has not been cured within 30 days following written notice to the party in default; or

•

by New England Bancshares, if First Valley Bancorp materially breaches its agreements regarding the solicitation of other acquisition proposals or the submission of the merger agreement to shareholders, or if the board of directors of First Valley Bancorp does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to New England Bancshares.

Termination Fee

The merger agreement requires First Valley Bancorp to pay New England Bancshares a fee of $1.3 million if New England Bancshares terminates the merger agreement (1) as a result of a breach by First Valley Bancorp of its covenant regarding the solicitation of competing offers or its obligation to call a shareholder meeting or (2) if First Valley Bancorp’s board of directors fails to recommend approval of the merger or upon the withdrawal, qualification or revision of its recommendation to approve the merger.

Additionally, if: (1) either party terminates the merger agreement as a result of the failure of First Valley Bancorp’s stockholders to approve the merger; or (2) by New England Bancshares because of First Valley Bancorp’s willful breach of any representation, warranty, covenant or agreement; and an acquisition proposal from a third party has been publicly announced, disclosed or communicated before the date of the shareholders meeting in clause (1) above or before the termination date in clause (2) above, then First Valley Bancorp must pay 1/3 of the $1.3 million termination fee. If within 18 months after such termination, First Valley Bancorp consummates or enters into any agreement with respect to an acquisition proposal, then it must pay the remainder of the fee.

Under no circumstances will First Valley Bancorp be required to pay more than $1.3 million in the aggregate under the termination fee provisions.

Willful Breach Fee

If either party terminates the merger agreement due to the willful breach of a representation, warranty, covenant or agreement by the other party, then the breaching party must pay $750,000 to the other party.

Expenses

Each of New England Bancshares and First Valley Bancorp will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Merger Agreement

Before the completion of the merger, New England Bancshares and First Valley Bancorp may agree to waive, amend or modify any provision of the merger agreement. However, after the vote by First Valley Bancorp shareholders, New England Bancshares and First Valley Bancorp can make no amendment or modification that would reduce the amount or alter the kind of consideration to be received by First Valley Bancorp’s shareholders under the terms of the merger agreement.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated condensed combined balance sheet as of December 31, 2006 and the unaudited pro forma consolidated condensed combined statements of income for the nine months ended December 31, 2006 and the year ended March 31, 2006 give effect to the pending merger. New England Bancshares fiscal year ends March 31 and First Valley Bancorp’s fiscal year ends December 31. The historical consolidated statements of income of First Valley Bancorp as presented in the unaudited pro forma condensed combined statements of income are for the nine months ended December 31, 2006 and the year ended March 31, 2006.

The unaudited pro forma consolidated condensed combined financial information is based on the historical consolidated financial statements of New England Bancshares and First Valley Bancorp under the assumptions and adjustments set forth in the accompanying notes. The unaudited pro forma consolidated condensed combined balance sheet gives effect to the merger as if the merger had been consummated at December 31, 2006. The unaudited pro forma consolidated condensed combined statements of income give effect to the merger as if the merger had been completed at the beginning of the periods presented.

You should read the unaudited pro forma consolidated condensed combined financial statements in conjunction with the historical consolidated financial statements of New England Bancshares and First Valley Bancorp that appear elsewhere in this document. The pro forma information is not necessarily indicative of the combined financial position or the results of operations in the future or of the combined financial position or the results of operations that would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma information is presented.

Pro forma per share amounts for the combined company are based on exchange ratio of 0.8907 and $9.00.

New England Bancshares, Inc. and First Valley Bancorp, Inc.

Unaudited Pro Forma Consolidated Condensed Combined Balance Sheet

As of December 31, 2006

(in thousands)	Historical		Pro Forma Adjustments		Pro Forma Combined
	New England Bancshares	First Valley Bancorp
Assets
Cash and cash equivalents	$7,745	$26,160	$—		$33,905
Interest-bearing time deposits with other banks	2,173	—	—		2,173
Securities available for sale	57,050	26,672	(13,110)	C	70,612
Loans, net of allowance for loan losses	194,203	133,709	(1,264)	D	326,648
Premises and equipment, net	4,388	2,321	—		6,709
Goodwill	1,090	60	15,296	D	16,446
Core deposit intangibles	620	—	2,073	E	2,693
Federal Home Loan Bank stock	1,968	719	—		2,687
Deferred income taxes, net	1,165	1,052	577	F	2,794
Cash surrender value of life insurance	4,175	—	—		4,175
Other assets	1,934	2,454	—		4,388

Total assets	$276,511	$193,147	$3,572		$473,230

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$16,697	$18,225	$—		$34,922
Interest-bearing	156,749	146,533	432	D	303,714

Total deposits	173,446	164,758	432		338,636

Advanced payments by borrowers for taxes and insurance	1,252	169	—		1,421
Federal Home Loan Bank advances	33,344	10,848	(108)	D	44,084
Subordinated debentures	—	4,104	—		4,104
Securities sold under agreements to repurchase	9,830	—	—		9,830
Other liabilities	1,688	2,737	—		4,425

Total liabilities	219,560	182,616	324		402,500

Common stock	53	899	(888)	G	64
Capital surplus	42,631	8,273	5,495	G	56,399
Retained earnings	18,476	1,627	(1,627)	G	18,476
Net accumulated other comprehensive income (loss)	(448)	(268)	268	G	(448)
Unearned employee stock ownership plan shares	(2,666)	—	—		(2,666)
Unearned shares, stock-based incentive plan	(1,095)	—	—		(1,095)

Total stockholders’ equity	56,951	10,531	3,248		70,730

Total liabilities and stockholders’ equity	$276,511	$193,147	$3,572		$473,230

See Notes to the Unaudited Pro Forma Consolidated Condensed Combined Financial Statements

New England Bancshares, Inc. and First Valley Bancorp, Inc.

Unaudited Pro Forma Consolidated Condensed Combined Statement of Income

Nine Months Ended December 31, 2006

(In thousands, except per share data)	Historical		Pro Forma Adjustments		Pro Forma Combined
	New England Bancshares	First Valley Bancorp
Interest and Dividend Income:
Loans	$8,294	$7,026	$46	H	$15,366
Investment securities	1,968	855	(315)	H	2,508
Other	929	515	—		1,444

Total interest and dividend income	11,191	8,396	(269)		19,318

Interest Expense:
Deposits and escrows	3,014	3,443	(223)	H	6,234
FHLB advances	838	330	60	H	1,228
Other	274	202	—		476

Total interest expense	4,126	3,975	(163)		7,938

Net interest income	7,065	4,421	(106)		11,380
Less provision for loan losses	182	246	—		428

Net interest income, after provision for loan losses	6,883	4,175	(106)		10,952

Non-Interest Income:
Service charges on deposit accounts	390	216	—		606
Net gain on sales and calls of securities	33	—	—		33
Increase in cash surrender value of life insurance	108	—	—		108
Other non-interest income	142	190	—		332

Total non-interest income	673	406	—		1,079

Non-Interest Expense:
Salaries and employee benefits	3,678	2,080	—		5,758
Occupancy, equipment and data processing	1,490	609	—		2,099
Merger-related expenses	—	345	—		345
Other non-interest expense	1,262	774	283	I	2,319

Total non-interest expense	6,430	3,808	283		10,521

Income before income taxes	1,126	773	(389)		1,510
Income tax expense	352	421	(155)		618

Net income	$774	$352	$(234)		$892

Net Income Per Share Amounts:
Basic	$0.16	$0.29	—		$0.15
Diluted	0.15	0.28	—		0.14
Weighted Average Common Shares:
Basic	4,952	1,192	1,064	J	6,016
Diluted	5,122	1,266	1,064	J	6,207

See Notes to the Unaudited Pro Forma Consolidated Condensed Combined Financial Statements

New England Bancshares, Inc. and First Valley Bancorp, Inc.

Unaudited Pro Forma Consolidated Condensed Combined Statement of Income

Year Ended March 31, 2006

(In thousands, except per share data)	Historical		Pro Forma Adjustments		Pro Forma Combined
	New England Bancshares	First Valley Bancorp
Interest and Dividend Income:
Loans	$9,001	$6,704	$189	H	$15,894
Investment securities	2,018	1,324	(501)	H	2,841
Other	935	266	—		1,201

Total interest and dividend income	11,954	8,294	(312)		19,936

Interest Expense:
Deposits and escrows	2,861	2,545	(79)	H	5,327
FHLB advances	801	447	125	H	1,373
Other	175	184	—		359

Total interest expense	3,837	3,176	46		7,059

Net interest income	8,117	5,118	(358)		12,877
Less: provision for loan losses	210	346	—		556

Net interest income, after provision for loan losses	7,907	4,772	(358)		12,321

Non-Interest Income:
Service charges on deposit accounts	514	179	—		693
Net loss on sales and calls of securities	33	(86)	—		(53)
Increase in cash surrender value of life insurance	150	—	—		150
Other non-interest income	138	203	—		341

Total non-interest income	835	296	—		1,131

Non-Interest Expense:
Salaries and employee benefits	3,842	2,130	—		5,972
Occupancy, equipment and data processing	1,414	849	—		2,263
Other non-interest expense	1,533	794	377	I	2,704

Total non-interest expense	6,789	3,773	377		10,939

Income before income taxes	1,953	1,295	(735)		2,513
Income tax expense	644	496	(293)		847

Net income	$1,309	$799	$(442)		$1,666

Net Income Per Share Amounts:
Basic	$0.27	$0.67	—		$0.28
Diluted	0.26	0.64	—		0.27
Weighted Average Common Shares:
Basic	4,933	1,186	1,064	J	5,997
Diluted	5,046	1,246	1,064	J	6,110

See Notes to the Unaudited Pro Forma Consolidated Condensed Combined Financial Statements

New England Bancshares, Inc. and First Valley Bancorp, Inc.

Notes to Unaudited Pro Forma Consolidated

Condensed Combined Financial Statements

Note A

The unaudited pro forma consolidated condensed combined balance sheet of New England Bancshares and subsidiaries and First Valley Bancorp and subsidiaries at December 31, 2006 has been prepared as if the merger had been consummated on that date. The unaudited pro forma consolidated condensed combined statements of income for the nine months ended December 31, 2006 and year ended March 31, 2006 have been prepared as if the merger had been consummated at the beginning of the periods presented. The unaudited pro forma consolidated condensed combined financial statements are based on the historical financial statements of New England Bancshares and First Valley Bancorp and give effect to the merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.

Since First Valley Bancorp has a December 31 fiscal year end and New England Bancshares has a March 31 fiscal year end, First Valley Bancorp’s historical data for the nine months ended December 31, 2006 was calculated by subtracting the results from the first quarter of fiscal 2006 from the full year of fiscal 2006. Data for First Valley Bancorp for the year ended March 31, 2006 was calculated by subtracting the first quarter of fiscal 2005 from the fiscal 2005 historical data and adding the first quarter of fiscal 2006.

Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma consolidated condensed combined financial statements are summarized as follows:

(i) Estimated fair values—The estimated fair value and resulting net discount/premium on securities available for sale, for purposes of these pro forma financial statements, is being accreted/amortized to interest income on a straight-line method over three years. The actual discount/premium will be accreted/amortized to interest income to produce a constant yield to maturity. The resulting net premium and discount on deposits and borrowings, respectively, is being amortized/accreted into interest expense on a straight-line method over their remaining estimated lives.

(ii) Income taxes—A net deferred tax asset was recorded equal to the deferred tax consequences associated with the differences between the tax basis and book basis of the assets acquired and liabilities assumed, using an effective tax rate of 39.9%. New England Bancshares’ actual effective tax rate for fiscal 2006 was 33.0% and First Valley Bancorp’s actual effective tax rate for fiscal 2005 was 37.6%. New England Bancshares calculated the expected pro forma effective tax rate on the basis of federal, state, and local statutory tax rates.

Certain reclassifications have been made to First Valley Bancorp’s financial information to conform to New England Bancshares’ financial information.

Note B

Purchase Price of First Valley Bancorp

First Valley Bancorp common stock outstanding	1,194,550	(1)
Exchange ratio	0.8907
Total New England Bancshares common stock to be issued	1,063,986
Purchase price per New England Bancshares common share	$12.95	(2)

			$13,778,619
Cash payment to First Valley Bancorp shareholders			10,750,950	(1)
Cash-out of stock options, net of tax			875,115	(3)
Estimated transaction costs, net of tax			694,076	(4)

Total purchase price			$26,098,760

(1)	Based on shares of First Valley Bancorp common stock outstanding as of December 31, 2006.
(2)	Based on the average per share closing price of New England Bancshares common stock from March 15, 2007 through March 29, 2007.
(3)	Based on 39.9% tax rate. Assumes all outstanding First Valley Bancorp stock options are exchanged for cash and no First Valley Bancorp stock options are exchanged for New England Bancshares stock options. At December 31, 2006, there were 118,242 options to purchase shares of First Valley Bancorp common stock at a weighted average price of $8.22.
(4)	Based on 39.9% tax rate assuming certain expenses are not deductible for tax purposes. Estimated transaction costs, net of tax, are $1,058,000, as follows:

	New England Bancshares	First Valley Bancorp
	(in thousands)
Professional services	$408	$364
Merger-related compensation and severance	476	—

Sub-total	884	364
Tax (effective rate 39.9%)	190	—

Estimated transaction cost, net of tax	$694	$364

As of December 31, 2006 First Valley Bancorp has expensed $345,000 of their estimated $364,000 merger expenses.

The merger related compensation and severance relates to the change in control agreement payment to be made to Valley Bank’s president and chief executive officer.

Note C

Reflects cash paid in exchange for First Valley Bancorp common stock totaling $10,750,950, payments for the cash-out of stock options totaling $1,456,099, New England Bancshares transaction costs of $884,000, and First Valley Bancorp transaction costs of $19,000.

Note D

Purchase accounting adjustments are estimated as follows:

	(in thousands)
First Valley Bancorp’s net assets at December 31, 2006		$10,531
Accrual of First Valley Bancorp after-tax merger related charges		(19)
Fair value adjustment (1):
Loans	$(1,264)
Deposits	(432)
Borrowings	108
Core deposit intangibles	2,073

	485
Deferred taxes on purchase accounting adjustments (39.9%)	194

Total net fair value adjustments to net assets acquired	291	291

Elimination of all of First Valley Bancorp’s intangible assets		(60)

Adjusted net assets acquired		$10,743

The excess of cost over the fair value of the net assets acquired is set forth below:

(in thousands)
Total purchase price	$26,099
Net assets acquired	10,743

Total excess of cost over fair value of net assets acquired	$15,356

(1)	Fair value adjustments in accordance with purchase accounting under generally accepted accounting principles.

Note E

Reflects core deposit intangible created, which is estimated to be $2,073,000.

Note F

Reflects $577,000 of net additions to deferred tax assets as a result of fair value adjustments, cash-out of stock options, and transaction costs.

Note G

Issuance of New England Bancshares common stock of $13,885,000 and elimination of First Valley Bancorp’s equity of $10,531,000.

Note H

Pro forma adjustments to interest income and interest expense were calculated as follows:

	For the Year Ended March 31, 2006	For the Nine Months Ended December 31, 2006
Accretion of discount on securities (3 years using straight line method)	$85	$179
Accretion of discount on loans (5 years using straight line method)	189	46
Opportunity cost on net cash disbursed at average security rate over the applicable period	(586)	(494)

Total net adjustments—interest income	$(312)	$(269)

Amortization of premium on deposits (1 year using straight line method)	$(79)	$(223)
Accretion of discount on borrowings (actual amount maturing in period)	125	60

Total net adjustments—interest expense	$46	$(163)

The use of the straight line method approximates the level-yield method.

The accretion of discount and amortization of premium is due to New England Bancshares valuing the assets and liabilities of First Valley Bancorp at their fair market values at the beginning of the respective accounting periods. The fair market values are amortized over the lives of the assets acquired and liabilities assumed.

The opportunity cost on net cash disbursed at average security rate over the applicable period is due to the interest income foregone on the $13,110,000 reduction in securities available for sale which will be liquidated by New England Bancshares to raise the funds needed to pay the cash portion of the merger consideration. See Note C.

Note I

(1)	The core deposit intangible of $2,073,000 is estimated to have a useful life of 10 years and is amortized on a sum of years basis.

Note J

Basic and fully diluted weighted average number of common and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using New England Bancshares’ historical weighted average basic and diluted shares plus 1,063,986 shares to be issued to First Valley Bancorp’s shareholders under the terms of the merger agreement.

DESCRIPTION OF NEW ENGLAND BANCSHARES CAPITAL STOCK

General

New England Bancshares is authorized to issue 19,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of New England Bancshares’ common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. At April 30, 2007, 5,346,583 shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

Dividends. New England Bancshares can pay dividends on its common stock if, after giving effect to the distribution, it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and its total assets exceed the sum of its liabilities and the amount needed, if New England Bancshares were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of New England Bancshares are entitled to receive and share equally in dividends as may be declared by the Board of Directors of New England Bancshares out of funds legally available for dividends. If New England Bancshares issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of New England Bancshares possess exclusive voting rights in New England Bancshares. They elect New England Bancshares’ Board of Directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the Board of Directors. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If New England Bancshares issues preferred stock, holders of New England Bancshares preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Enfield Federal, New England Bancshares, as the sole holder of Enfield Federal’s capital stock, would be entitled to receive all of Enfield Federal’s assets available for distribution after payment or provision for payment of all debts and liabilities of Enfield Federal, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of New England Bancshares, the holders of its common stock would be entitled to receive all of the assets of New England Bancshares available for distribution after payment or provision for payment of all its debts and liabilities. If New England Bancshares issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of New England Bancshares are not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

Preferred stock may be issued with designations, powers, preferences and rights as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Restrictions on Acquisition of New England Bancshares and Enfield Federal

Maryland Corporate Law. Maryland law contains certain provisions, described below, which may be applicable to New England Bancshares upon consummation of the conversion.

Business Combinations with Interested Stockholders. The articles of incorporation require the approval of the holders of at least 80% of New England Bancshares’ outstanding shares of voting stock entitled to vote to approve certain “business combinations” with an “interested stockholder.” This supermajority voting requirement will not apply in cases where the proposed transaction has been approved by a majority of those members of New England Bancshares’ Board of Directors who are unaffiliated with the interested stockholder and who were directors before the time when the interested stockholder became an interested stockholder or if the proposed transaction meets certain conditions that are designed to afford the stockholders a fair price in consideration for their shares. In each such case, where stockholder approval is required, the approval of only a majority of the outstanding shares of voting stock is sufficient.

The term “interested stockholder” includes any individual, group acting in concert, corporation, partnership, association or other entity (other than New England Bancshares or its subsidiary) who or which is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of voting stock of New England Bancshares.

A “business combination” includes:

•

any merger or consolidation of New England Bancshares or any of its subsidiaries with any interested stockholder or affiliate of an interested stockholder or any corporation which is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

•	any sale or other disposition to or with any interested stockholder of 25% or more of the assets of New England Bancshares or combined assets of New England Bancshares and its subsidiaries;

•

the issuance or transfer to any interested stockholder or its affiliate by New England Bancshares (or any subsidiary) of any securities of New England Bancshares (or any subsidiary) in exchange for cash, securities or other property the value of which equals or exceeds 25% of the fair market value of the common stock of New England Bancshares;

•	the adoption of any plan for the liquidation or dissolution of New England Bancshares proposed by or on behalf of any interested stockholder or its affiliate; and

•

any reclassification of securities, recapitalization, merger or consolidation of New England Bancshares with any of its subsidiaries which has the effect of increasing the proportionate share of common stock or any class of equity or convertible securities of New England Bancshares or subsidiary owned directly or indirectly, by an interested stockholder or its affiliate.

Control Share Acquisitions. The Maryland general corporation law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation’s officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	20% or more but less than 33 1/3%;

•	33 1/3% or more but less than a majority; or

•	a majority of all voting power.

Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

A person who has made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders’ meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to the absence of voting rights as of the date of the last control share acquisition or of any stockholders’ meeting at which the voting rights of the shares are considered and not approved. If voting rights for “control shares” are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisition previously approved or exempted by a provision in the charter or bylaws of the corporation.

Regulatory Restrictions

Office of Thrift Supervision Regulations. Regulations issued by the Office of Thrift Supervision provide that, for a period of three years following the date of the completion of the conversion, which occurred on December 28, 2005 with respect to New England Bancshares, no person, acting singly or together with associates in a group of persons acting in concert, will directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of any equity security of New England Bancshares without the prior written approval of the Office of Thrift Supervision. Where any person, directly or indirectly, acquires beneficial ownership of more than 10% of any class of any equity security of New England Bancshares without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% will not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Change in Bank Control Act. The acquisition of 10% or more of the common stock outstanding may trigger the provisions of the Change in Bank Control Act. The Office of Thrift Supervision has also adopted a regulation under the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a federally chartered savings association, including a converted savings and loan association such as Enfield Federal, to provide 60 days prior written notice and certain financial and other information to the Office of Thrift Supervision.

The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25% of any class of New England Bancshares’ voting stock or the power to direct the management or policies of New England Bancshares. However, under Office of Thrift Supervision regulations, “control” is presumed to exist where the acquiring party has voting control of at least 10% of any class of New England Bancshares’ voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Office of Thrift Supervision to disapprove a proposed acquisition on certain specified grounds.

Transfer Agent and Registrar

The Transfer Agent and Registrar for New England Bancshares’ common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

COMPARISON OF RIGHTS OF SHAREHOLDERS

The rights of shareholders of New England Bancshares are currently governed by New England Bancshares’ articles of incorporation, bylaws and applicable provisions of Maryland general corporation law. The rights of shareholders of First Valley Bancorp are currently governed by First Valley Bancorp’s certificate of incorporation, bylaws and applicable provisions of the Connecticut General Statutes. If the merger is completed, First Valley Bancorp shareholders who receive New England Bancshares common stock will become New England Bancshares shareholders and their rights will likewise be governed by New England Bancshares’ articles of incorporation and bylaws and Maryland general corporation law.

The following is a summary of the material differences between the rights of a First Valley Bancorp shareholder and the rights of a New England Bancshares shareholder. This summary is not a complete statement of the differences between the rights of First Valley Bancorp shareholders and the rights of New England Bancshares shareholders and is qualified in its entirety by reference to the governing law of each corporation and to the articles of incorporation and bylaws of each corporation. Copies of New England Bancshares’ articles of incorporation and bylaws are on file with the Securities and Exchange Commission. Copies of First Valley Bancorp’s certificate of incorporation and bylaws are also on file with the Securities and Exchange Commission.

Authorized Stock
New England Bancshares	First Valley Bancorp

•     The New England Bancshares articles of incorporation authorize 20,000,000 shares of capital stock, consisting of 19,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value.

•     At December 31, 2006, there were 5,346,583 shares of New England Bancshares common stock issued and outstanding.

•     As of December 31, 2006, there were no shares of preferred stock issued or outstanding.

•     The First Valley Bancorp certificate of incorporation authorize 3,000,000 shares of capital stock, all of which is common stock with no par value.

•     As of December 31, 2006, there were 1,194,550 shares of First Valley Bancorp common stock issued and outstanding.

Voting Rights
New England Bancshares	First Valley Bancorp

•     The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.

•     Each share of common stock is entitled to one vote. Beneficial owners of 10% or more of the outstanding stock are subject to voting limitations.

•     Holders of common stock may not cumulate their votes for the election of directors.

• The holders of the common stock exclusively possess all voting power. • Holders of common stock may not cumulate their votes for the election of directors.

Required Vote for Authorization of Certain Actions
New England Bancshares	First Valley Bancorp

•     At least 80% of the outstanding shares of voting stock must approve certain “business combinations” involving an “interested stockholder” or any affiliate of a “interested stockholder.” However, if a majority of directors not affiliated with the interested shareholder approves the business combination or certain pricing criteria are satisfied, a majority vote of the outstanding shares is sufficient to approve a business combination.

•     Connecticut law prohibits engaging in certain “business combinations” involving an “interested stockholder” or any affiliate of an “interested stockholder” for five years after such person became an “interested stockholder,” unless the full board of directors and a majority of directors not affiliated with the interested stockholder approve the business combination.

Dividends
New England Bancshares	First Valley Bancorp
• Holders of common stock are entitled, when declared by the New England Bancshares Board, to receive dividends, subject to the rights of holders of preferred stock.	• Holders of common stock are entitled, when declared by the First Valley Bancorp Board, to receive dividends.

Shareholders’ Meetings
New England Bancshares	First Valley Bancorp

•     New England Bancshares must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than ten days and no more than 90 days before the meeting to each shareholder entitled to vote.

•     Only the chairman of the board, the president or a majority of the board of directors may call a special meeting.

•     For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 90 days before the meeting.

•     The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business. • To nominate a director or propose new business, shareholders must give written notice to the Secretary of New England Bancshares not less than 60 days nor more than 90 days prior to the meeting. However, if New England Bancshares gives less than 100 days’ notice or prior public disclosure of the meeting, written notice of the shareholder proposal or nomination must be delivered to the Secretary not later than ten days following the date notice of the meeting was mailed to shareholders or public disclosure of the meeting was made. Each notice given by a

•     First Valley Bancorp must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than ten days and no more than 60 days before the meeting to each shareholder entitled to vote.

•     Special meetings may be called only by the chairman of the board, the president or a majority of the board of directors.

•     For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not less than 10 days and not more than 70 days before the meeting.

•     The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.

•     To nominate a director or propose new business, shareholders must give written notice to the Corporate Secretary of First Valley Bancorp not less than 20 nor more than 130 days prior to the meeting. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

Action by Shareholders Without a Meeting
New England Bancshares	First Valley Bancorp
• Under Maryland law, action that may be taken at a meeting of shareholders may be taken by the unanimous written consent of the shareholders.	• Action taken at an annual or special meeting of shareholders must be effected at a duly called meeting and may not be effected by written consent of shareholders.

Board of Directors
New England Bancshares	First Valley Bancorp

•     The bylaws provide that the number of directors, to be fixed by resolution, shall be between 5 and 15.

•     The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.

•     Vacancies on the board of directors will be filled by a vote of a majority of the remaining directors.

•     Directors may be removed only for cause by the vote of at least 80% of the outstanding shares entitled to vote for directors.

•     The certificate of incorporation provides that the number of directors, to be fixed by resolution, shall be between 7 and 15.

•     The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.

•     Vacancies on the board of directors will be filled by a majority vote of the remaining directors.

•     Directors may be removed with or without cause by a majority of the votes cast by shareholders.

Amendment of the Bylaws
New England Bancshares	First Valley Bancorp
• The bylaws may be amended or repealed only by the board of directors.

•     The bylaws may be amended or repealed with the approval of at least a majority of the board of directors or a majority vote of shareholders, except for certain provisions that require 60% approval by shareholders.

Amendment of the Articles of Incorporation
New England Bancshares	First Valley Bancorp
• The articles of incorporation may be amended or repealed upon approval of at least a majority of the shares entitled to vote on the matter, except for certain provisions that require 80% approval.	• The articles of incorporation may be amended or repealed upon approval of at least a majority of the shares entitled to vote on the matter, except for certain provisions that require 60% approval.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

After the completion of the merger, the board of directors of New England Bancshares will consist of all of the current directors of New England Bancshares plus four members of First Valley Bancorp’s board of directors. Information regarding the directors of New England Bancshares and the members of First Valley Bancorp’s board of directors who will be joining the board of directors of New England Bancshares is provided below. The age indicated for each individual is as of December 31, 2006. The indicated period of service as a director includes service as a director of Enfield Federal for current directors of New England Bancshares and Valley Bank for the proposed appointees from First Valley Bancorp.

The following directors of New England Bancshares have terms ending in 2007:

David J. O’Connor has been the President and Chief Executive Officer of Enfield Federal since 1999 and of New England Bancshares since 2002. Mr. O’Connor has over 30 years of banking experience in New England. Before joining Enfield Federal, he was the Executive Vice President, Treasurer and Chief Financial Officer of The Berlin City Bank, a community bank in New Hampshire. Age 60. Director since 1999.

Richard K. Stevens is owner and President of Leete-Stevens, Inc., a funeral home located in Enfield, Connecticut. Age 60. Director since 1995.

Richard M. Tatoian is a self-employed attorney practicing in Enfield, Connecticut. Age 60. Director since 1995.

The following directors of New England Bancshares have terms ending in 2008:

Peter T. Dow is President of Dow Mechanical Corporation, a manufacturer of quality control inspection equipment, located in Enfield, Connecticut. Mr. Dow has also been a consultant with Dow Gage LLC, which provides consulting advice to manufacturing companies, since December 2005. Mr. Dow was appointed Chairman of the Board of Directors in April 2004. Age 67. Director since 1982.

William C. Leary has been a judge for the Probate Court of Windsor Locks since 1971 and a partner with the firm of O’Malley Deneen Leary Messina and Oswecki since 1994. Mr. Leary served as the Chairman of the Board of Windsor Locks Community Bank, FSL from March 2002 until its acquisition by Enfield Federal in December 2003. Age 68. Director since 2003.

Dorothy K. McCarty is a retired town clerk of Suffield, Connecticut. Age 76. Director since 1990.

The following directors of New England Bancshares have terms ending in 2009:

Lucien P. Bolduc is a certified public accountant with the accounting firm of Mercik, Kuczarski & Bolduc, LLC located in Enfield, Connecticut. Age 46. Director since 2002.

Myron J. Marek is a retired retail jeweler. Age 74. Director since 1987.

Proposed appointees from First Valley Bancorp:

The following director has a term ending in 2007:

Edmund D. Donovan serves as the Executive Vice President of Nickson Industries, Inc., a Plainville, Connecticut manufacturer of automotive exhaust hardware and has been in its employ since 1977. He is also involved in a real estate development in Southington, Connecticut. Age 62. Director since 1998.

The following director has a term ending in 2008:

James J. Pryor is the Chairman of the Board of Valley Bank and First Valley Bancorp. Mr. Pryor is a Director of Allied Insurance Center. Mr. Pryor is a past Director of St. Francis Hospital and past Chairman of Bristol Hospital. Mr. Pryor was formerly an organizer and a Director of Bank of Southington in Southington, Connecticut. Age 70. Director since 1998.

The following directors have terms ending in 2009:

Thomas O. Barnes is the Chairman of the Board of Barnes Group, Inc. (NYSE: B), a public company involved in various manufacturing and distribution enterprises. Mr. Barnes is currently Chairman of the Board of the Main St. Community Foundation and has served on many other boards of charitable organizations. Age 57. Director since 1998.

Robert L. Messier, Jr. the President and Chief Executive Officer of Valley Bank and First Valley Bancorp. Mr. Messier served as Vice President and regional commercial banking officer with Eagle Bank from 1996 until its merger with Webster Bank in 1998. From 1992 to 1996, Mr. Messier was a Vice President, with corporate/small business lending regional manager responsibilities of BankBoston Connecticut. He is Director Emeritus and Past Chairman of Greater Bristol Health Care, Inc., a Director of St. Francis Hospital and Medical Center and Director of Central Connecticut Medical Management. He has been the President of the Business Education Foundation since 1990 and Chairman of the Central Connecticut Revolving Loan Fund from 1995 to 2006. Age 64. Director since 1998.

Cash Retainer and Meeting Fees for Non-Employee Directors. The following table sets forth the applicable retainers and fees that will be paid to our non-employee directors for their service on our Boards of Directors during fiscal 2007.

Annual Retainer for New England Bancshares Board Service	$4,000
Annual Retainer for Enfield Federal Board Service	4,000
Fee for Attendance at Enfield Federal Board Meetings	400
Fee for Attendance at Enfield Federal Committee Meetings (except Executive Committee)	400
Fee for Attendance at Enfield Federal Executive Committee Meeting	225

Non-Employee Director Compensation. The following table sets forth the total cash compensation paid to our non-employee directors for their service on our Boards of Directors during fiscal 2006. During fiscal 2006, no restricted stock awards or stock options were granted to our non-employee directors.

Directors	Cash
Lucien P. Bolduc	$11,400
Peter T. Dow	14,150
William C. Leary	12,900
Myron J. Marek	11,400
Dorothy K. McCarty	11,200
Richard K. Stevens	11,800
Richard M. Tatoian	12,000

Directors’ Retirement Plan. Enfield Federal established the Enfield Federal Savings and Loan Association Director Fee Continuation Plan to provide the directors serving on the board as of the date of the plan’s implementation with a retirement income supplement. The plan has six participants. Under the plan, participants are entitled to an annual benefit, as of their retirement date, of $1,000 for each full year of service as a director from June 1, 1995, plus $250 for each full year of service as a director before June 1, 1995. The maximum benefit under the plan is $6,000 per year, payable in ten annual installments. For purposes of the plan, “retirement date” is defined as the June 1st following a director’s 70th birthday. Upon an eligible retired director’s death, but before the ten payments have been made, Enfield Federal must pay the director’s beneficiary, at its option, a discounted lump sum payment equal to the remaining payments or the remaining installment payments. If an active eligible non-employee director dies before his or her retirement date, Enfield Federal must pay the director’s designated beneficiary a benefit equal to the discounted value of the ten annual installments the director would have been entitled to had he or she lived to his or her retirement date. The benefit is payable, at Enfield Federal’s discretion, in a lump sum or in ten annual installments. Enfield Federal has acquired life insurance policies for each of the eligible non-employee directors as an informal source of funding for its obligations under the plan.

Executive Officers Who are not Directors

With the exception of Robert L. Messier, Jr. being named as President of New England Bancshares, the executive officers of New England Bancshares and Enfield Federal will not change as a result of the merger. Information regarding the executive officers of New England Bancshares and Enfield Federal who are not also directors is provided below. The age indicated for each individual is as of March 31, 2006.

John F. Parda joined Enfield Federal in 1999 as Vice President and Senior Loan Officer. He was named Senior Vice President and Senior Loan Officer in 2001. Mr. Parda has over 30 years of diversified banking experience with Connecticut financial institutions. Before joining Enfield Federal, he was a Vice President and Commercial Loan Officer with the former First International Bank, now a subsidiary of UPS Capital, a lender specializing in government guaranteed loans. Age 58.

Scott D. Nogles joined New England Bancshares and Enfield Federal in 2004 as Senior Vice President and Chief Financial Officer. Before joining Enfield Federal, he was Vice President and Chief Financial Officer of Luzerne National Bank in Luzerne, Pennsylvania from 2003 to 2004. For the three years prior to 2003, Mr. Nogles worked in senior accounting positions for Asian Bank, Silicon Power Corporation and ThinAir Apps, a software development company. Mr. Nogles has an MBA from the University of Connecticut. Age 37.

Executive Compensation

Summary Compensation Table. The following information is furnished for Messrs. O’Connor, Nogles and Parda. No other executive officer of New England Bancshares received a salary and bonus of $100,000 or more during the year ended March 31, 2006.

Name and Principal Positions	Year	Annual Compensation (1)		Long-Term Compensation Awards			All Other Compensation (3)
				Restricted Stock Awards	Securities Underlying Options/SARs
		Salary	Bonus	($)(2)	(#)
David J. O’Connor	2006	$212,500	$50,000	$—	—		$30,108
President and Chief	2005	202,871	33,600	—	—		28,617
Executive Officer	2004	174,500	32,000	—	—		26,203

John F. Parda	2006	$100,000	$12,000	$—	—		$14,553
Senior Vice President and	2005	96,634	15,000	—	4,736	(4)	13,336
Chief Loan Officer	2004	89,914	12,000	—	—		12,777

Scott D. Nogles(5)	2006	$93,500	$12,000	$—	—		$12,137
Senior Vice President and Chief Financial Officer	2005	76,962	8,000	—	7,104	(4)	693

(1)	Does not include the aggregate amount of perquisites and other benefits, which was less than $50,000 or 10% of the total annual salary and bonus reported.

(footnotes continued on next page)

(2)	The number and value of all unvested shares of restricted stock held by each named executive officer as of March 31, 2006, is as follows, based on $10.72, the closing price of New England Bancshares’ common stock on March 31, 2006:

	Number of Unvested Shares	Value of Unvested Shares
Mr. O’Connor	13,532	$145,063
Mr. Parda	4,736	50,770
Mr. Nogles	—	—

(3)	Details of the amounts reported in the “All Other Compensation” column for 2006 are provided in the table below.

Item	Mr. O’Connor	Mr. Parda	Mr. Nogles
Employer contribution to 401(k) plan	$6,375	$3,000	$2,735
Market value of allocations under the employee stock ownership plan	19,825	10,739	9,252
Value of insurance premiums under endorsement method split-dollar life insurance arrangement	2,295	—	—
Value of life insurance policy	1,613	814	150

Total	$30,108	$14,553	$12,137

(4)	The number of options granted in 2005 has been adjusted to reflect the exchange of an option to purchase one share of former New England Bancshares common stock for an option to purchase 2.3683 shares of current New England Bancshares common stock on December 28, 2005 in connection with New England Bancshares’ second-step conversion.
(5)	Mr. Nogles joined New England Bancshares in May 2004.

Employment Agreements. Enfield Federal and New England Bancshares each maintain an employment agreement with Mr. O’Connor. The employment agreements are intended to ensure that New England Bancshares and Enfield Federal will be able to retain Mr. O’Connor’s services. The continued success of New England Bancshares and Enfield Federal depends to a significant degree on the skills and competence of Mr. O’Connor.

The employment agreements each provide for a three-year term. The Enfield Federal employment agreement is renewable on an annual basis following a review of Mr. O’Connor’s performance by the Board of Directors. The New England Bancshares employment agreement renews daily. The employment agreements provide that Mr. O’Connor’s base salary will be reviewed annually. Mr. O’Connor’s current base salary is $231,000.

In addition to the base salary, Mr. O’Connor’s employment agreements provide for, among other things, participation in stock benefit plans and other fringe benefits applicable to executive personnel. Under the terms of both of the employment agreements, Mr. O’Connor will be entitled to receive a severance benefit if he is terminated by Enfield Federal or New England Bancshares without cause or he voluntarily terminates for reasons constituting constructive termination under the agreements. The severance benefit he would be entitled to is equal to the base salary payments due to him for the remaining term of the employment agreement and the contributions that would have been made on his behalf to any employee benefit plans of New England Bancshares and Enfield Federal during the remaining term of the employment agreement. The employment agreements also provide for a severance benefit if Mr. O’Connor voluntarily (upon circumstances discussed in the agreement) or involuntarily terminates his employment following a change in control of New England Bancshares or Enfield Federal. The severance payment would be equal to the greater of: (1) the payments due for the remaining term of the agreement; or (2) three times the average of Mr. O’Connor’s five preceding taxable years’ annual compensation. In addition to a severance payment, New England Bancshares or Enfield Federal would also be required to continue and/or pay for Mr. O’Connor’s life, health, dental and disability coverage for thirty-six months following his termination of employment in connection with a change in control.

Even though both the Enfield Federal and the New England Bancshares employment agreements provide for a severance payment if a change in control occurs, Mr. O’Connor would only be entitled to receive a severance payment under one agreement. Mr. O’Connor would also be entitled to receive an additional tax indemnification payment under the New England Bancshares employment agreement if payments under the agreements or any other payments triggered liability under the Code as an excise tax constituting “excess parachute payments.” Under applicable law, the excise tax is triggered by change in control-related payments that equal or exceed three times the executive’s average annual compensation over the five years preceding the change in control. The excise tax equals 20% of the amount of the payment in excess of one times the executive’s average compensation over the preceding five-year period.

Payments to Mr. O’Connor under the Enfield Federal employment agreement are guaranteed by New England Bancshares if payments or benefits are not paid by Enfield Federal. Payment under the New England Bancshares employment agreement will be made by New England Bancshares. The employment agreements also provide that the Enfield Federal and New England Bancshares will indemnify Mr. O’Connor to the fullest extent legally allowable.

The employment agreements restrict Mr. O’Connor from competing against New England Bancshares or Enfield Federal for a period of one year from the date of termination of the agreement if Mr. O’Connor is terminated without cause, except if such termination occurs after a change in control.

Change in Control Agreements. Enfield Federal currently maintains a two-year change in control agreement with each of Messrs. Parda and Nogles. Each agreement is renewable annually. Each agreement provides that if involuntary termination or, under certain circumstances, voluntary termination follows a change in control of New England Bancshares or Enfield Federal, the executive would be entitled to receive a severance payment equal to 2.99 times his “base amount,” as defined under the Internal Revenue Code. Enfield Federal would also continue and/or pay for life, health and disability coverage for twenty-four months following termination. Payments to the executive under each agreement will be paid by New England Bancshares if payments (or other benefits) are not paid by Enfield Federal.

Supplemental Executive Retirement Plans. Enfield Federal maintains the Executive Supplemental Retirement Plan, as amended and restated, to provide Mr. O’Connor with, upon his attainment of age 65, an annual retirement benefit of $172,796 payable in equal monthly installments over a period equal to the later of: (1) 20 years following Mr. O’Connor’s retirement or termination of employment for reason other than cause; or (2) Mr. O’Connor’s lifetime. If Mr. O’Connor voluntarily terminates his employment with Enfield Federal, Mr. O’Connor will be entitled to receive at age 65 the balance of his accrued benefit under the plan. If Mr. O’Connor is discharged from Enfield Federal for reasons other than cause, he will be entitled to his annual benefit upon the attainment of age 65. If Mr. O’Connor dies before the completion of benefit payments under the plan, his beneficiary will receive the remaining installments due from the plan. If a change in control occurs (as defined in the plan), followed by Mr. O’Connor’s voluntary or involuntary termination of employment with Enfield Federal, Mr. O’Connor will receive a lump sum payment equal to the actuarial equivalent of the benefit he would have received at age 65. The lump sum payment will be made within 30 days following Mr. O’Connor’s termination of employment in connection with a change in control.

Enfield Federal has established a rabbi trust to hold the insurance policies purchased to satisfy the obligations of Enfield Federal with respect to the Executive Supplemental Retirement Plan. Until the plan benefits are paid to Mr. O’Connor, creditors may make claims against the trust’s assets if Enfield Federal becomes insolvent. As of March 31, 2006, Enfield Federal had accrued $519,000 for its liabilities under the plan.

In addition to the Executive Supplemental Retirement Plan, Enfield Federal maintains the Enfield Federal Savings and Loan Association Supplemental Executive Retirement Plan. This plan provides restorative payments to designated executives who are prevented from receiving the full benefits under the ESOP or the full matching contribution under the 401(k) Plan due to the legal limitations imposed on tax-qualified plans. The Board of Directors of Enfield Federal has designated Mr. O’Connor to participate in the plan. In addition to providing for benefits lost under the ESOP and the 401(k) Plan, the supplemental executive retirement plan also provides supplemental benefits to participants upon a change in control (as defined in the plan) before the complete scheduled repayment of the ESOP loan. Generally, upon such an event, the supplemental executive retirement plan will provide the participant with a benefit equal to what the participant would have received under the ESOP had he or she remained employed throughout the term of the ESOP loan, less the benefits actually provided.

Split-Dollar Life Insurance. In August 1999, Enfield Federal established a split-dollar life insurance arrangement to provide Mr. O’Connor with a death benefit. Under the terms of the arrangement, title and ownership of the life insurance policy resides with Enfield Federal and Enfield Federal pays all of the insurance premiums. Upon Mr. O’Connor’s death, his beneficiaries will be entitled to 25% of the total proceeds, less the cash value of the policy. Enfield Federal will be entitled to the remaining life insurance proceeds. Enfield Federal will be entitled at all times to the cash surrender value of the life insurance policy.

Fiscal Year-End Option Values. No stock options were exercised by Messrs. O’Connor, Parda or Nogles during the fiscal year ended March 31, 2006. The following table provides certain information with respect to the number of shares of common stock represented by outstanding options held by Messrs. O’Connor, Parda and Nogles as of March 31, 2006.

	Number of Securities Underlying Unexercised Options at Fiscal Year- End(#)(1)		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(1)(2)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
David J. O’Connor	50,749	33,832	$219,235	$146,154
John F. Parda	6,632	7,577	26,972	26,027
Scott D. Nogles	1,421	5,683	3,624	14,492

(1)	The number of options reflect the exchange of an option to purchase one share of former New England Bancshares common stock for an option to purchase 2.3683 shares of current New England Bancshares common stock on December 28, 2005 in connection with New England Bancshares’ second-step conversion. A corresponding adjustment was also made to each option’s exercise price.
(2)	Value of unexercised in-the-money stock options equals the market value of shares covered by in-the-money options on March 31, 2006, less the option exercise price. Options are in-the-money if the market value of shares covered by the options is greater than the exercise price.

Transactions with Management

The Sarbanes-Oxley Act of 2002 generally prohibits loans by New England Bancshares to its executive officers and directors. However, the Sarbanes-Oxley Act contains an exception from such prohibition for loans made by Enfield Federal to its executive officers and directors in compliance with the federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors must generally be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, unless the loan or extension of credit is made under a benefit program generally available to all other employees and does not give preference to any insider over any other employee, and must not involve more than the normal risk of repayment or present other unfavorable features. Enfield Federal currently makes new loans and extensions of credit to Enfield Federal’s executive officers, directors and employees at different rates than those to the general public; however, Enfield Federal does not give preference to any director or officer over any other employee, and such loans do not involve more than the normal risk of repayment or present other unfavorable features. In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, are in excess of the greater of $25,000 or 5% of Enfield Federal’s capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors.

INFORMATION ABOUT NEW ENGLAND BANCSHARES

Business

New England Bancshares, Inc. New England Bancshares is a Maryland corporation which was organized in 2005. In December 2005, New England Bancshares, Inc. became the holding company parent of Enfield Federal following the completion of the “second step” mutual-to-stock conversion of Enfield Mutual Holding Company. The principal asset of New England Bancshares is its investment in Enfield Federal. As a result of the second step conversion, New England Bancshares sold 3,075,855 shares resulting in net proceeds of $27.2 million, of which $12.2 million was retained as capital by New England Bancshares and $15.0 million was infused as capital into Enfield Federal. Shareholders of New England Bancshares immediately prior to the completion of the second step conversion received 2.3683 shares for each share of common stock they held in New England Bancshares, resulting in an additional 1,311,863 shares being issued. New England Bancshares had 5,346,583 shares issued and outstanding at December 31, 2006.

The second step conversion was accounted for as a change in corporate form with no subsequent change in the historical carrying amounts of New England Bancshares’ assets and liabilities. Consolidated stockholders’ equity increased by the net cash proceeds from the offering. All references in the consolidated financial statements and notes thereto to share data (including the number of shares and per share amounts) have been adjusted to reflect the additional shares outstanding as a result of the offering and the share exchange.

Enfield Federal Savings and Loan Association. Enfield Federal, incorporated in 1916, is a federally chartered savings association headquartered in Enfield, Connecticut. Enfield Federal’s deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”). Enfield Federal is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in residential and commercial real estate loans, and to a lesser extent, in consumer, construction, commercial and small business loans. In June 2002, Enfield Federal reorganized from the mutual form of organization to the mutual holding company structure. In December 2003, Enfield Federal acquired Windsor Locks Community Bank, FSL. At December 31, 2006, Enfield Federal operated from eight locations in Connecticut.

New England Bancshares’ Website and Availability of Securities and Exchange Commission Filings

New England Bancshares’ internet website is www.enfieldfederal.com. New England Bancshares makes available free of charge on or through its website its annual reports on Forms 10-KSB, quarterly reports on Forms 10-QSB, current reports on Forms 8-K and any amendments to these reports filed or furnished pursuant to the Securities and Exchange Act of 1934, as soon as reasonably practicable after New England Bancshares electronically files such material with, or furnishes it to, the Securities and Exchange Commission. Except as specifically incorporated by reference into proxy statement/prospectus, information on our website is not a part of this proxy statement/prospectus.

Market Area

We conduct our operations through our main office and one other branch office in Enfield and our branch offices in Broad Brook, East Windsor, Manchester, Ellington, Suffield and Windsor Locks, Connecticut. Our deposits are gathered from, and our lending activities are concentrated primarily in, the towns and the communities contiguous to our branch offices.

Enfield is a largely suburban town located along the Massachusetts border in the north-central part of the state in Hartford County, Connecticut. Enfield is between the cities of Hartford, Connecticut and Springfield, Massachusetts, and is two hours from both Boston and New York City. Enfield is near Interstate 91, the major north-south highway that runs directly through the heart of New England. The region serves as the governmental and financial center of Connecticut. Hartford County has a diversified mix of industry groups, including insurance and financial services, manufacturing, service, government and retail. The major employers in the area include several prominent international and national insurance and manufacturing companies, such as Aetna, Inc., The

Hartford Financial Services Group, Inc., St. Paul Travelers Property Casualty Corp., United Technologies Corp., CIGNA Corporation, Stanley Works, Lego Toys, Hallmark Cards, as well as many regional banks and the Connecticut State Government.

According to published statistics, Hartford County’s 2005 population was approximately 875,000 and consisted of approximately 345,000 households. The population increased approximately 2.1% from 2000. Per capita income in 2005 for Hartford County was approximately $32,000, which was less than the Connecticut average of approximately $35,000. Likewise, median household income for Hartford County was $59,000 compared to approximately $63,000 for Connecticut.

Competition

We face intense competition both in making loans and attracting deposits. As of June 30, 2005, the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held approximately 0.7% of the deposits in Hartford County, which was the 14th largest share of deposits out of 28 financial institutions in the county. North-central Connecticut has a high concentration of financial institutions and financial services providers, many of which are branches of large money centers, super-regional and regional banks which have resulted from the consolidation of the banking industry in New England. Many of these competitors have greater resources than we do and may offer products and services that we do not provide.

Our competition for loans comes from commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, insurance companies and brokerage and investment banking firms. Our most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations, credit unions and mutual funds. We face additional competition for deposits from short-term money market funds and other corporate and government securities funds and from brokerage firms and insurance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General. The largest segment of our loan portfolio is one- to four-family residential real estate loans. The other significant segments of our loan portfolio are multi-family and commercial real estate loans, construction loans, consumer loans and commercial loans. We originate loans for investment purposes.

One- to Four-Family Loans. Our primary lending activity is to originate loans secured by one- to four-family residences located in our primary market area. At March 31, 2006, one- to four-family loans totaled $94.8 million or 63.1% of total loans. At March 31, 2006, 82.9% of our one- to four-family loans were fixed-rate and 17.1% were adjustable-rate.

We originate fixed-rate fully amortizing loans with maturities ranging between 10 and 30 years. Management establishes the loan interest rates based on market conditions. We offer mortgage loans that conform to Fannie Mae and Freddie Mac guidelines, as well as jumbo loans, which presently are loans in amounts over $417,000.

We also currently offer adjustable-rate mortgage loans, with an interest rate based on the one-year Constant Maturity Treasury Bill index, which adjust annually from the outset of the loan or which adjust annually after a three-, five- or ten-year initial fixed period and with terms of up to 30 years, with the majority of adjustable rate loans adjusting after a five-year period. Interest rate adjustments on such loans are generally limited to no more than 2% during any adjustment period and 6% over the life of the loan.

We underwrite fixed-rate and variable-rate one- to four-family residential mortgage loans with loan-to-value ratios of up to 100% and 95%, respectively, provided that a borrower obtains private mortgage insurance on loans that exceed 80% of the appraised value or sales price, whichever is less, of the secured property. We also require that fire, casualty, title, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans made by us. An independent licensed appraiser generally appraises all properties.

We offer our full-time employees who satisfy certain criteria and our general underwriting standards fixed- and adjustable-rate mortgage loans with reduced interest rates that are currently 50 basis points below the rates offered to our other customers. The employee mortgage rate normally ceases upon termination of employment. Upon termination of the employee mortgage rate, the interest rate reverts to the contract rate in effect at the time that the loan was extended. All other terms and conditions contained in the original mortgage and note continue to remain in effect. As of March 31, 2006, we had $2.5 million of employee mortgage rate loans, or 1.7% of total loans.

Home Equity Loans and Lines of Credit. We offer home equity loans and home equity lines of credit, both of which are secured by owner-occupied one- to four-family residences. At March 31, 2006, home equity loans and equity lines of credit totaled $13.9 million, or 9.3% of total loans. Additionally, at March 31, 2006, the unadvanced amounts of home equity lines of credit totaled $1.8 million. Home equity loans are offered with fixed rates of interest and with terms up to 15 years. Home equity lines of credit are offered with adjustable rates of interest that are indexed to the prime rate as reported in The Wall Street Journal. Interest rate adjustments on home equity lines of credit are limited to a maximum of 18% or 6% above the initial interest rate, whichever is lower.

The procedures for underwriting home equity loans and lines of credit include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loans. We will offer home equity loans with maximum combined loan-to-value ratios of 90%, provided that loans in excess of 80% will be charged a higher rate of interest. A home equity line of credit may be drawn down by the borrower for an initial period of 10 years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only interest. If not renewed, the borrower has to pay back the amount outstanding under the line of credit over a term not to exceed 10 years, beginning at the end of the 10-year period.

Multi-Family and Commercial Real Estate Loans. We originate multi-family and commercial real estate loans that are generally secured by five or more unit apartment buildings and properties used for business purposes such as small office buildings, industrial facilities or retail facilities primarily located in our primary market area. At March 31, 2006, multi-family real estate loans totaled $5.9 million, or 3.9% of total loans. Also on March 31, 2006, commercial real estate loans totaled $37.5 million, or 25.0% of total loans. Our multi-family loans are generally made with terms up to 20 years and our commercial real estate loans are generally made with terms of up to 25 years. These loans are offered with interest rates that are fixed or adjust periodically and are generally indexed to the prime rate as reported in The Wall Street Journal plus a margin of 100 basis points or the five-year Federal Home Loan Bank (the “FHLB”) Classic Advance Rate plus a margin of 225 to 325 basis points. At March 31, 2006, the largest multi-family loan was a $1.3 million loan, which was secured by a 42-unit apartment building. This loan was performing according to its terms at March 31, 2006. At March 31, 2006, the largest commercial real estate loan was a $3.3 million loan, which was secured by a hotel. This loan was performing according to its terms at March 31, 2006. We generally do not make these loans with loan-to-value ratios exceeding 80%.

We also originate land loans primarily to local contractors and developers for making improvements on approved building lots. Such loans are generally written with a maximum loan-to-value ratio based upon the appraised value or purchase price, whichever is less, of 75% for a term of up to 15 years. Interest rates on our land loans are fixed for the first three years and them adjust annually thereafter to a rate typically 3.25% over the one year Constant Maturity Treasury index. At March 31, 2006, we had nine land loans totaling $3.1 million and are included in the commercial real estate loan category.

Construction Loans. We originate construction loans to individuals for the construction and acquisition of personal residences. At March 31, 2006, residential construction loans amounted to $4.5 million, or 3.0% of total loans. At March 31, 2006, the unadvanced portion of these construction loans totaled $741,000. Our residential mortgage construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 months. At the end of the construction phase, the loan converts to a permanent mortgage loan. Loans generally can be made with a maximum loan-to-value ratio of 90% of the appraised value or cost of the project, whichever is less. At March 31, 2006, the largest residential construction loan commitment was for $620,000, $160,000 of which was disbursed. The loan was performing according to its terms at March 31, 2006.

We make construction loans for commercial development projects. The projects include multi-family, apartment, small industrial, retail and office buildings. These loans generally have an interest-only phase during construction, which is usually 12 months, then convert to permanent financing. Disbursements of funds are at the sole discretion of Enfield Federal and are based on the progress of construction. At March 31, 2006, commercial construction loans totaled $2.8 million, or 1.8% of total loans. At March 31, 2006, the unadvanced portion of these construction loans totaled $4.7 million. Loans generally can be made with a maximum loan-to-value ratio of 75% of the appraised value or cost of the project, whichever is less. At March 31, 2006, the largest commercial loan commitment was for $2.3 million, $688,000 of which was disbursed. The loan was performing according to its terms at March 31, 2006.

Commercial Loans. At March 31, 2006, we had $3.8 million in commercial loans which amounted to 2.6% of total loans. In addition, at such date, we had $3.3 million of unadvanced commercial lines of credit. We make commercial business loans primarily in our market area to a variety of professionals, sole proprietorships and small businesses. Commercial lending products include term loans, revolving lines of credit and Small Business Administration guaranteed loans. Commercial loans and lines of credit are made with either variable or fixed rates of interest. Variable rates are based on the prime rate as published in The Wall Street Journal, plus a margin. Fixed-rate business loans are generally indexed to the two-, five- or ten-year FHLB Amortizing Advance Rate, as corresponds to the term of the loan, plus a margin. New England Bancshares generally does not make unsecured commercial loans.

When making commercial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral, primarily accounts receivable, inventory and equipment, and are supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loans are made in amounts of up to 80% of the value of the collateral securing the loan. At March 31, 2006, our largest commercial loan was a $344,000 loan secured by equipment and machinery. This loan was performing according to its original terms at March 31, 2006.

Consumer Loans. We offer fixed-rate automobile loans for new or used vehicles with terms of up to 66 months and loan-to-value ratios of up to 90% of the lesser of the purchase price or the retail value shown in the NADA Car Guide. At March 31, 2006, automobile loans totaled $387,000 or 0.3% of total loans and 37.8% of consumer loans. For the fiscal year ended March 31, 2006, New England Bancshares originated $232,000 of automobile loans.

Other consumer loans at March 31, 2006 amounted to $636,000, or 0.4% of total loans and 62.2% of consumer loans. These loans include secured and unsecured personal loans. Personal loans generally have a fixed-rate, a maximum borrowing limitation of $10,000 and a maximum term of four years. Collateral loans are generally secured by a passbook account or a certificate of deposit.

Loan Underwriting Risks. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and commercial real estate loans. In reaching a decision on whether to make a multi-family and commercial real estate loan, we consider the net operating income of the property, the borrower’s expertise, credit history, and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, we will also consider the term of the lease and the quality of the tenants. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x. Environmental surveys are generally required for commercial real estate loans of $250,000 or more.

Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower’s continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Originations, Purchases and Sales. Our mortgage lending activities are conducted by our salaried loan representatives operating at our main office in Enfield. We underwrite all loans that we originate under our loan policies and procedures, which model those of Fannie Mae and Freddie Mac. We originate both adjustable-rate and fixed-rate mortgage loans. Our ability to originate fixed- or adjustable-rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future level of interest rates.

We generally retain all of the loans that we originate for our portfolio; however, we will sell participation interests to local financial institutions, primarily on the portion of loans that exceed our borrowing limits. The sales occur at time of origination, therefore no loans have been classified as held-for-sale. We sold $3.1 million of these loans in fiscal 2006 and we did not sell any such loans in fiscal 2005.

In fiscal 2006, we purchased participation interests, primarily in commercial real estate loans and commercial construction loans. Such loans totaled $6.6 million at March 31, 2006. We perform our own underwriting analysis on each of our participation interests before purchasing such loans and therefore believe there is no greater risk of default on these obligations. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. We are permitted to review all of the documentation relating to any loan in which we participate, including any annual financial statements provided by a borrower. Additionally, we receive periodic updates on the loan from the lead lender. We have not historically purchased any whole loans. However, we would entertain doing so if a loan was presented to us that met our underwriting criteria and fit within our interest rate strategy.

Loan Approval Procedures and Authority. Our lending policies and loan approval limits are recommended by senior management, reviewed by the Executive Committee of the Board of Directors and approved by the Board of Directors. The Executive Committee must be comprised of at a minimum: the Chairman of the Board, the President and Chief Executive Officer and at least one independent director. The Senior Loan Officer and all division heads also serve as non-voting members of the committee. Each individual’s lending authority limit is based on his or her experience and capability and reviewed annually by the board. Certain individuals are assigned lending authority grades of “Level 1” through “Level 4” and may approve extensions of credit up to their individual lending authority limit. Any extension of credit that exceeds an individual’s authority requires the approval of a second individual with a higher level of authority sufficient to accommodate the request as appropriate, or requires the approval of the Executive Committee. Notwithstanding individual and joint lending authority, board approval is required for any request involving any compromise of indebtedness, such as the forgiveness of unpaid principal, accrued interest, accumulated fees, or acceptance of collateral or other assets in lieu of payment.

The Executive Committee has the authority to approve all loans up to $1.5 million. Requests in excess of this limit must be submitted to the full Board of Directors for approval. Individuals possessing “Level 1” authority may approve residential mortgage loans in amounts of up to $750,000 (owner occupied) and $500,000 (non-owner occupied), commercial and multi-family real estate loans in amounts of up to $750,000, commercial loans in amounts of up to $500,000 (secured) and $250,000 (unsecured) and consumer loans, including home equity loans and lines of credit, in amounts of up to $150,000.

Individuals possessing “Level 2” authority may approve residential mortgage loans in amounts of up to $350,000 (owner occupied) and $250,000 (non-owner occupied), commercial and multi-family real estate loans in amounts of up to $375,000, commercial loans in amounts of up to $250,000 (secured) and $125,000 (unsecured) and consumer loans, including home equity loans and lines of credit, in amounts of up to $100,000.

Individuals possessing “Level 3” authority may approve residential mortgage loans in amounts of up to $175,000 (owner occupied) and $125,000 (non-owner occupied), commercial and multi-family real estate loans in amounts of up to $175,000, commercial loans in amounts of up to $100,000 (secured) and $25,000 (unsecured) and consumer loans, including home equity loans and lines of credit, in amounts of up to $50,000.

Individuals possessing “Level 4” authority may approve only secured consumer loans in amounts of up to $25,000.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers.

Investment Activities

The Board of Directors reviews and approves our investment policy annually. The Board of Directors is responsible for establishing policies for conducting investment activities, including the establishment of risk limits. The Board of Directors reviews the investment portfolio and reviews investment transactions on a monthly basis and is responsible for ensuring that the day-to-day management of the investment portfolio is conducted by qualified individuals. The Board has directed the President and Chief Executive Officer to implement the investment policy based on the Board’s established guidelines as reflected in the written investment policy, and other established guidelines, including those set periodically by the Asset/Liability Management Committee. The President and Chief

Executive Officer presents the Board of Directors with potential investment strategies and investment portfolio performance reports, at least on a monthly basis.

The investment portfolio is primarily viewed as a source of liquidity. Our policy is to invest funds in assets with varying maturities that will result in the best possible yield while maintaining the safety of the principal invested and assist in managing interest rate risk. The investment portfolio management policy is designed to:

1.	enhance profitability by maintaining an acceptable spread over the cost of funds;

2.	absorb funds when loan demand is low and infuse funds into loans when loan demand is high;

3.	provide both the regulatory and the operational liquidity necessary to conduct our daily business activities;

4.	provide a degree of low-risk, quality assets to the balance sheet;

5.	provide a medium for the implementation of certain interest rate risk management measures intended to establish and maintain an appropriate balance between the sensitivity to changes in interest rates of: (i) interest income from loans and investments, and (ii) interest expense from deposits and borrowings;

6.	have collateral available for pledging requirements;

7.	generate a favorable return on investments without undue compromise of other objectives; and

8.	evaluate and take advantage of opportunities to generate tax-exempt income when appropriate.

In determining its investment strategies, we consider the interest rate sensitivity, yield, credit risk factors, maturity and amortization schedules, collateral value and other characteristics of the securities to be held. We also consider the secondary market for the sale of assets and the ratings of debt instruments in which it invests and the financial condition of the obligors issuing such instruments.

We have authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, mortgage-backed securities, certain certificates of deposit of insured financial institutions, overnight and short-term loans to other banks, corporate debt instruments, and Fannie Mae and Freddie Mac equity securities. We primarily invest in: U.S. agency obligations; collateralized mortgage obligations and mortgage-backed securities; municipal obligations; and equity investments. With respect to municipal obligations, our investment policy provides that all municipal issues must be rated investment grade or higher to qualify for its portfolio. If any such municipal issues in our investment portfolio are subsequently downgraded below the minimum requirements, it is our general policy to liquidate the investment.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of the State of Connecticut. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non interest-bearing demand accounts (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), passbook and savings accounts and certificates of deposit. At March 31, 2006, core deposits, which consist of savings, demand, NOW and money market accounts, comprised 50.6% of our deposits. We do not currently utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates, but not to be the market leader.

In addition to accounts for individuals, we also offer deposit accounts designed for the businesses operating in our market area. Our business banking deposit products and services include a non-interest-bearing commercial checking account, a NOW account for sole proprietors and a commercial cash management account for larger businesses. We have sought to increase our commercial deposits through the offering of these products, particularly to our commercial borrowers.

Borrowings. We utilize advances from the Federal Home Loan Bank of Boston and securities sold under agreements to repurchase to supplement our supply of investable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness. Under its current credit policies, the Federal Home Loan Bank generally limits advances to 25% of a member’s assets, and short-term borrowings of less than one year may not exceed 10% of the institution’s assets. The Federal Home Loan Bank determines specific lines of credit for each member institution.

Securities sold under agreements to repurchase are customer deposits that are invested overnight in U.S. government or U.S. government agency securities. The customers, predominantly commercial customers, set a predetermined balance and deposits in excess of that amount are transferred into the repurchase account from each customer’s checking account. The next banking day, the funds are recredited to their individual checking account along with interest earned at market rates. These types of accounts are often referred to as sweep accounts.

Financial Services

We have a partnership with a third-party registered broker-dealer, Infinex Investments, Inc. Infinex operates an office at Enfield Federal and offers customers a complete range of nondeposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. We receive a portion of the commissions generated by Infinex from sales to customers. For the years ended March 31, 2006 and 2005, we received fees of $4,000 and $94,000, respectively, through our relationship with Infinex.

Personnel

As of March 31, 2006, we had 62 full-time employees and 9 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Regulation and Supervision

General

As a savings and loan holding company, New England Bancshares is required by federal law to file reports with and otherwise comply with, the rules and regulations, of the Office of Thrift Supervision. However, after the completion of the transaction, New England Bancshares will become a bank holding company and be required to file reports with and otherwise comply with, the rules and regulations, of the Federal Reserve Board. Enfield Federal, as a federal savings association, is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposit insurer. Enfield Federal is a member of the Federal Home Loan Bank System. Enfield Federal must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Office of Thrift Supervision and/or the Federal Deposit Insurance Corporation conduct periodic examinations to test Enfield Federal’s safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Federal Reserve Board or the Congress, could have a material adverse impact on New England Bancshares, Enfield Federal and their operations.

Certain of the applicable regulatory requirements are referred to below. This description of statutory provisions and regulations applicable to savings institutions and their holding companies does not purport to be a complete description of such statutes and regulations and their effect on New England Bancshares and Enfield Federal and is qualified in its entirety by reference to the actual statutes and regulations involved.

Federal Banking Regulation

Business Activities. The activities of federal savings associations are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, certain lending authority for federal associations, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution’s capital or assets.

Loans-to-One-Borrower Limitations. Enfield Federal is generally subject to the same limits on loans to one borrower as a national bank. With specified exceptions, Enfield Federal’s total loans or extensions of credit to a single borrower cannot exceed 15% of Enfield Federal’s unimpaired capital and surplus. Enfield Federal may lend additional amounts up to 10% of its unimpaired capital and surplus, if the loans or extensions of credit are fully-secured by readily-marketable collateral. At March 31, 2006, Enfield Federal’s loans-to-one borrower limitation was $6.3 million and Enfield Federal’s largest aggregate outstanding balance of loans to one borrower was $4.7 million. This amount included two commercial real estate loans, one commercial line of credit and one residential mortgage loan.

QTL Test. Under federal law, Enfield Federal must comply with the qualified thrift lender, or “QTL” test. Under the QTL test, Enfield Federal is required to maintain at least 65% of its “portfolio assets” in certain “qualified thrift investments” in at least nine months of the most recent 12-month period. “Portfolio assets” means, in general, Enfield Federal’s total assets less the sum of:

(1)	specified liquid assets up to 20% of total assets;

(2)	goodwill and other intangible assets; and

(3)	the value of property used to conduct Enfield Federal’s business.

“Qualified thrift investments” includes various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and loans for personal, family, household and certain other purposes up to a limit of 20% of Enfield Federal’s portfolio assets. Recent legislation broadened the scope of “qualified thrift investments” to include 100% of an institution’s credit card loans, education loans and small business loans. Enfield Federal may also satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code of 1986 (the “Code”).

If Enfield Federal fails the QTL test it must either operate under certain restrictions on its activities or convert to a bank charter. Enfield Federal met the QTL test at March 31, 2006, and in each of the prior 12 months, and, therefore, qualifies as a thrift lender.

Capital Requirements. Office of Thrift Supervision regulations require Enfield Federal to meet three minimum capital standards:

(1)	a tangible capital ratio requirement of 1.5% of total assets, as adjusted under the Office of Thrift Supervision regulations;

(2)	a leverage ratio requirement of 3% of core capital to adjusted total assets, if a savings association has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Ratings System (the minimum leverage capital ratio for any other depository institution that does not have a composite examination rating of 1 is 4%, unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution) and is not anticipating or expecting significant growth and have well-diversified risks; and

(3)	a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-weighted assets of which at least half must be core capital.

In determining compliance with the risk-based capital requirement, Enfield Federal must compute its risk-weighted assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the Office of Thrift Supervision capital regulation based on the risks that the Office of Thrift Supervision believes are inherent in the type of asset.

Tangible capital is defined, generally, as common stockholders’ equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of fully consolidated subsidiaries, less intangibles (other than certain mortgage servicing rights) and investments in and loans to subsidiaries engaged in activities not permissible for a national bank. Core capital is defined similarly to tangible capital, but core capital also includes certain qualifying credit card relationships. Supplementary capital currently includes cumulative and other perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and the allowance for loan and lease losses. In addition, up to 45% of unrealized gains on available-for-sale equity securities with a readily determinable fair value may be included in supplementary capital. The allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets, and the amount of supplementary capital that may be included as total capital cannot exceed the amount of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular circumstances. At March 31, 2006, Enfield Federal met each of its capital requirements.

The following table presents Enfield Federal’s capital position at March 31, 2006.

	Actual	Ratio	OTS Minimum Capital Requirements
			Actual	Ratio
Tangible	$40,543	15.77%	$3,855	1.5%
Core (Leverage)	$40,543	15.77%	$10,281	4.0%
Risk-based	$42,179	28.75%	$11,738	8.0%

Standards For Safety and Soundness. The Office of Thrift Supervision has adopted a set of guidelines prescribing safety and soundness standards. These guidelines establish the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that an institution fails to meet any standard prescribed by the guidelines, it may require the institution to submit and implement an acceptable plan to achieve compliance with the standard.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to stockholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required prior to any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under Office of Thrift Supervision regulations (i.e., generally, examination ratings, including safety and soundness, compliance and Community Reinvestment Act, in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to Office of Thrift Supervision of the capital distribution if the institution, like Enfield Federal, is a subsidiary of a holding company. If Enfield Federal’s capital fell below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Office of Thrift Supervision determines that such distribution would constitute an unsafe or unsound practice.

Assessments. Savings institutions are required to pay assessments to the Office of Thrift Supervision to fund the agency’s operations. The general assessments, paid on a semi-annual basis, are computed upon the savings institution’s total assets, including consolidated subsidiaries, as reported in the institution’s latest quarterly thrift financial report. The assessments paid by Enfield Federal for the year ended March 31, 2006 totaled $60,000.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings institution receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings institutions and has the authority to bring action against the institution and all “institution-affiliated parties,” including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors, receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or $1.0 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal and state law also establishes criminal penalties for certain violations.

Insurance of Deposit Accounts. Deposits of Enfield Federal are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation determines insurance premiums based on a number of factors, primarily the risk of loss that insured institutions pose to the Deposit

Insurance Fund. Recent legislation eliminated the minimum 1.25% reserve ratio for the insurance funds, the mandatory assessments when the ratio fall below 1.25% and the prohibition on assessing the highest quality banks when the ratio is above 1.25%. The Federal Deposit Insurance Corporation has the ability to adjust the new insurance fund’s reserve ratio between 1.15% and 1.5%, depending on projected losses, economic changes and assessment rates at the end of a calendar year. The Federal Deposit Insurance Corporation has adopted regulations that set assessment rates that took effect at the beginning of 2007. The new assessment rates for most banks vary between five cents and seven cents for every $100 of deposits. A change in insurance premiums could have an adverse effect on the operating expenses and results of operations of Enfield Federal. We cannot predict what insurance assessment rates will be in the future. Assessment credits have been provided to institutions that paid high premiums in the past.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of Enfield Federal does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Transactions with Related Parties. Enfield Federal’s authority to engage in transactions with its “affiliates” (e.g., any company that controls or is under common control with an institution, including New England Bancshares) is limited by federal law. In general, these transactions must be on terms which are as favorable to Enfield Federal as comparable transactions with non-affiliates. In addition, certain types of these transactions are restricted to an aggregate percentage of Enfield Federal’s capital. Collateral in specified amounts must usually be provided by affiliates to receive loans from Enfield Federal. The purchase of low quality assets from affiliates is generally prohibited. In addition, the Office of Thrift Supervision regulations prohibit a savings association from lending to any of its affiliates that is engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary.

The Sarbanes-Oxley Act generally prohibits loans by New England Bancshares to its executive officers and directors. However, that act contains a specific exception for loans by Enfield Federal to its executive officers and directors in compliance with federal banking laws. Under such laws, Enfield Federal’s authority to extend credit to executive officers, directors and 10% stockholders (“insiders”), as well as entities such persons control, is limited. Among other things, these provisions require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders. There are also certain limitations on the amount of credit extended to insiders, individually and in the aggregate, which limits are based, in part, on the amount of Enfield Federal’s capital. In addition, extensions of credit in excess of certain limits must be approved by Enfield Federal’s board of directors.

Community Reinvestment Act. Under the Community Reinvestment Act (“CRA”), as implemented by Office of Thrift Supervision regulations, Enfield Federal has a continuing and affirmative obligation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for Enfield Federal nor does it limit its discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the Office of Thrift Supervision, in connection with its examination of Enfield Federal, to assess Enfield Federal’s record of meeting the credit needs of its community and to take the record into account in its evaluation of certain applications by Enfield Federal. The CRA also requires all institutions to make public disclosure of their CRA ratings. Enfield Federal received a “Satisfactory” CRA rating in its most recent examination.

Federal Home Loan Bank System. Enfield Federal is a member of the Federal Home Loan Bank of Boston, which is one of the 12 regional Federal Home Loan Banks making up the Federal Home Loan Bank System. Each Federal Home Loan Bank provides a central credit facility primarily for its member institutions. Enfield Federal is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Enfield Federal was in compliance with this requirement with an investment in the capital stock of the Federal Home Loan Bank of Boston at March 31, 2006 of $1.4 million.

The Federal Home Loan Banks have been required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of earnings that the Federal Home Loan Banks can pay as dividends to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, Enfield Federal’s net interest income would be affected.

Federal Reserve System. Under Federal Reserve Board regulations, Enfield Federal is required to maintain noninterest-earning reserves against its transaction accounts. The Federal Reserve Board regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $48.3 million or less, subject to adjustment by the Federal Reserve Board, and reserves of 10%, subject to adjustment by the Federal Reserve Board, against that portion of total transaction accounts in excess of $48.3 million. The first $7.8 million of otherwise reservable balances, subject to adjustment by the Federal Reserve Board, are exempted from the reserve requirements. Enfield Federal is in compliance with these requirements.

Current Holding Company Regulation. New England Bancshares is a nondiversified unitary savings and loan holding company within the meaning of federal law. Under federal law, New England Bancshares may engage only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Upon any non-supervisory acquisition by New England Bancshares of another savings association or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the Office of Thrift Supervision, New England Bancshares would become a multiple savings and loan holding company (if the acquired association is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain activities authorized by Office of Thrift Supervision regulations. However, the Office of Thrift Supervision has issued an interpretation concluding that the multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company without prior written approval of the Office of Thrift Supervision and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of New England Bancshares and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Enfield Federal must notify the Office of Thrift Supervision 30 days before declaring any dividend to New England Bancshares. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Under the Federal Change in Bank Control Act (“CIBCA”), a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings association or as otherwise defined by Office of Thrift Supervision. Under the CIBCA, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Holding Company Regulation After the Merger. After the completion of the merger, New England Bancshares will be subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. New England Bancshares is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval would be required for New England Bancshares to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In addition to the approval of the Federal Reserve Board, before any bank acquisition can be completed, prior approval may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being “well capitalized” and “well managed,” to opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking.

After completion of the merger, New England Bancshares will be subject to the Federal Reserve Board’s capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the Office of Thrift Supervision for Enfield Federal.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve Board’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

These regulatory policies could affect the ability of New England Bancshares to pay dividends or otherwise engage in capital distributions.

Under the Federal Deposit Insurance Act, depository institutions are liable to the Federal Deposit Insurance Corporation for losses suffered or anticipated by the Federal Deposit Insurance Corporation in connection with the default of a commonly controlled depository institution or any assistance provided by the Federal Deposit Insurance Corporation to such an institution in danger of default.

New England Bancshares and Enfield Federal will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of New England Bancshares or Enfield Federal.

The status of New England Bancshares as a registered bank holding company under the Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Properties

New England Bancshares currently conducts its business through eight full-service banking offices. The net book value of New England Bancshares’ properties or leasehold improvements was $4.4 million at March 31, 2006.

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration
Executive/Branch Office:
855 Enfield Street Enfield, Connecticut	Leased	2006	2031

Branch Offices:
268 Hazard Avenue Enfield, Connecticut	Owned	1962	—

112 Mountain Road Suffield, Connecticut	Leased	1988	2008

23 Main Street Manchester, Connecticut	Owned	2002	—

124 Main Street Broad Brook, Connecticut	Owned	2003	—

20 Main Street Windsor Locks, Connecticut	Leased	2002	2012	(1)

One Shoham Road East Windsor, Connecticut	Leased	2005	2015	(2)

287 Somers Road Ellington, Connecticut	Owned	2005	—

(1)	We have an option to renew this lease for one additional five-year term.
(2)	We have an option to renew this lease for two additional seven-year terms.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving Enfield Federal, such as claims to enforce liens, condemnation proceedings on properties in which Enfield Federal holds security interests, claims involving the making and servicing of real property loans and other issues incident to Enfield Federal’s business. In the opinion of management, after consultation with New England Bancshares’ legal counsel, no such pending claims or lawsuits are expected to have a material adverse effect on the financial condition or operations of New England Bancshares, taken as a whole. New England Bancshares is not a party to any material pending legal proceedings.

Management’s Discussion and Analysis of Results of Operations

Management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of New England Bancshares. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained in this proxy statement/prospectus.

Overview

Income. Our primary source of pre-tax income is net interest and dividend income. Net interest and dividend income is the difference between interest and dividend income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. To a much lesser extent, we also recognize pre-tax income from service charge income – mostly from service charges on deposit accounts, from the increase in cash surrender value of our bank-owned life insurance and from the sale of securities.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, advertising and promotion expenses, professional fees, data processing expense, stationery and supplies expense, amortization of identifiable intangible assets and other miscellaneous expenses.

Salaries and employee benefits expenses consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for health insurance, retirement plans and other employee benefits. It also includes expenses related to our employee stock ownership plan and restricted stock awards granted under our stock-based incentive plan. Expense for the employee stock ownership plan is based on the average market value of the shares committed to be released. An equal number of shares is released each year over the ten-year term of the loan. Expense for shares of restricted stock awards is based on the fair market value of the shares on the date of grant. Compensation and related expenses is recognized on a straight-line basis over the vesting period. We did not expense in fiscal 2006 any stock options that we have granted. However, all stock options were expensed beginning in fiscal 2007.

Occupancy and equipment expenses, which are the fixed and variable costs of land, building and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, furniture and equipment expenses, maintenance and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from ten to 50 years for buildings and premises and three to 20 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Advertising and promotion expenses include expenses for print advertisements, promotions and premium items.

Professional fees primarily include fees paid to our independent auditors, our attorneys, our internal auditor and any consultants we employ, such as to review our loan or investment portfolios.

Data processing expenses include fees paid to our third-party data processing service and ATM expense.

Stationery and supplies expense consists of expenses for office supplies.

Amortization of identifiable intangible assets consists of the amortization, on a straight-line basis over a ten-year period, of the $886,000 core deposit intangible that was incurred in connection with our acquisition of Windsor Locks Community Bank, FSL in December 2003.

Other expenses include federal insurance deposit premiums, charitable contributions, regulatory assessments, telephone, insurance and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or income to be critical accounting policies. We consider accounting policies relating to the allowance for loan losses and goodwill and other intangibles to be critical accounting policies.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; the value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change.

Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on an evaluation of the portfolio, past loss experience, economic conditions and business conditions affecting our primary market area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, the duration of the current business cycle, bank regulatory examination results and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary if certain future events occur that cause actual results to differ from the assumptions used in making the evaluation. For example, a downturn in the local economy could cause increases in non-performing loans. Additionally, a decline in real estate values could cause some of our loans to become inadequately collateralized. In either case, this may require us to increase our provisions for loan losses, which would negatively impact earnings. Further, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. An increase to the allowance required to be made by the Office of Thrift Supervision would negatively impact our earnings. Additionally, a large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. See notes 2 and 4 to the notes to consolidated financial statements included in this proxy statement/prospectus.

Goodwill and Other Intangibles. We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by Statement of Financial Accounting Standards No. 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded, and subsequent impairment analysis, requires us to make subjective judgments concerning estimates of how the acquired assets will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue grown trends, specific industry conditions and changes in competition.

Operating Strategy

Our mission is to operate and further expand a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

•	pursuing opportunities to increase multi-family and commercial real estate and commercial business lending in our market area;

•	continuing to emphasize the origination of one- to four-family residential real estate loans;

•	expanding our delivery system through a combination of increased uses of technology and additional branch facilities;

•	aggressively attracting core deposits;

•

managing our net interest margin and net interest spread by having a greater percentage of our assets in loans, especially higher-yielding loans, which generally have a higher yield than securities; and

•	managing interest rate risk by emphasizing the origination of adjustable-rate or shorter duration loans.

Pursue opportunities to increase multi-family, commercial real estate and commercial business lending in our market area

Multi-family, commercial real estate and commercial business loans provide us with the opportunity to earn more income because they tend to have higher interest rates than residential mortgage loans. In addition, these loans are beneficial for interest rate risk management because they typically have shorter terms and adjustable interest rates. Multi-family, commercial real estate and commercial business loans increased $13.0 million and $3.9 million for the years ended March 31, 2006 and 2005, respectively, and at March 31, 2006 comprised approximately 31.4% of total loans. There are many multi-family and commercial properties and businesses located in our market area, and with the additional capital we raised in the offering we may pursue the larger lending relationships associated with these opportunities, while continuing to originate any such loans in accordance with what we believe are our conservative underwriting guidelines. We have added expertise in our commercial loan department in recent years. Additionally, we may employ additional commercial lenders in the future to help increase our multi-family and commercial lending.

However, these types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Continue to emphasize the origination of one- to four-family residential real estate loans

Our primary lending activity is the origination of residential mortgage loans secured by homes in our market area. We intend to continue emphasizing the origination of residential mortgage loans going forward. At March 31, 2006, 63.1% of our total loans were one- to four-family residential real estate loans. We believe that our emphasis on residential lending, which carries a lower credit risk, contributes to our high asset quality.

Expand our delivery system through a combination of increased uses of technology and additional branch facilities

We intend to expand the ways in which we reach and serve our customers. We implemented internet banking in fiscal 2003, which allows our customers to access their accounts and pay bills online. In fiscal 2006, we introduced an enhancement to our website to enable customers to obtain loan information to apply for a residential or commercial loan online. Also, we opened new branch offices in East Windsor, Connecticut in October 2005 and Ellington, Connecticut in April 2006. We intend to pursue expansion in our market area in the future, whether through de novo branching or acquisition. However, we have not entered into any binding commitments regarding our expansion plans.

Aggressively attract core deposits

Core deposits (accounts other than certificates of deposit) comprised 50.6% of our total deposits at March 31, 2006. We value core deposits because they represent longer-term customer relationships and a lower cost of funding compared to certificates of deposit. We aggressively seek core deposits through competitive pricing and targeted advertising. In addition, we offer business checking accounts for our commercial customers. We also hope to increase core deposits by pursuing expansion inside and outside of our market area through de novo branching.

Manage net interest margin and net interest spread by having a greater percentage of our assets in loans, especially higher-yielding loans, which generally have a higher yield than securities

We intend to continue to manage our net interest margin and net interest spread by seeking to increase lending levels and by originating higher-yielding loans. Loans secured by multi-family and commercial real estate and commercial business loans are generally larger and involve a greater degree of risk than one-to four-family residential mortgage loans. Consequently, multi-family and commercial real estate and commercial business loans typically have higher yields, which increase our net interest margin and net interest spread.

Manage interest rate risk by emphasizing the origination of adjustable-rate or shorter duration loans

We manage our interest rate sensitivity to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than longer-term loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to: (1) improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread; and (2) decrease the maturities of our assets, in part by the origination of adjustable-rate and shorter-term loans.

Comparison of Financial Condition at December 31, 2006 and March 31, 2006

Assets

At December 31, 2006, total assets were $276.5 million, an increase of $18.7 million from March 31, 2006. The increase in assets was caused primarily by the $46.1 million increase in net loans and a $4.8 million increase in available-for-sale investments, partially offset by a $30.9 million decrease in cash and cash equivalents and a $2.0 million decrease in interest-bearing time deposits with other banks. The increase in net loans was primarily due to an increase of $26.4 million in one-to four-family residential mortgage loans, an $8.4 million increase in commercial real estate loans, a $5.8 million increase in commercial loans and a $4.0 million increase in construction loans. During the current fiscal year, New England Bancshares purchased approximately $14.0 million of participation interests in residential one-to four-family loans, sold approximately $2.3 million of one- to four-family loans and sold $3.1 million of participation interests. The decrease in cash and cash equivalents was due to the investment of proceeds received in New England Bancshares’ stock offering in loans and securities.

Allowance for Loan Losses

Management determines the adequacy of the allowance for loan losses on a regular basis. The determination is based upon management’s assessment of the credit quality of the loan portfolio, previous loss experience, current economic conditions and their effect on borrowers and the market area in general, and the performance of individual credits in relation to the contract terms.

New England Bancshares’ methodology for assessing the appropriateness of the allowance for loan losses consists of specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management’s evaluation of the collectibility of the loan portfolio. While management believes that, based on information currently available, New England Bancshares’ allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that New England Bancshares’ level of allowance for loan losses will be sufficient to cover actual loan losses incurred by New England Bancshares or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. In addition, the Office of Thrift Supervision as an integral part of its examination process, periodically reviews New England Bancshares’ allowance for loan losses and may require New England Bancshares to provide additions to the allowance based upon judgments different from management.

The table below indicates the relationship between the allowance for loan losses, total loans outstanding and nonperforming loans at the dates indicated.

	December 31, 2006	March 31, 2006
Allowance for loan losses	$1,814	$1,636
Gross loans outstanding	196,017	149,749
Non-accrual loans	578	600
Allowance/Loans outstanding	0.93%	1.09%
Allowance/Nonperforming loans	313.84%	272.67%

Past due and Nonperforming Loans

The following table sets forth information regarding past due loans:

	December 31, 2006	March 31, 2006
	(In thousands)
Past due 30 days through 89 days	$3,065	$2,553
Past due 90 days or more	255	553

The increase in loans past due 30 through 89 days was due to additional one-to four-family loans being past due at December 31, 2006 compared to March 31, 2006. The decrease in total loans past due 90 days or more was caused by the reduction of past due commercial loans, offset by two one- to four-family loans being more than 90 days past due.

Liabilities

Total liabilities were $219.6 million at December 31, 2006, an increase of $18.6 million, or 9.2%, compared to $201.0 million at March 31, 2006. The increase in total liabilities was caused primarily by an $11.7 million increase in Federal Home Loan Bank advances, a $2.5 million increase in securities sold under agreements to repurchase and a $4.4 million increase in total deposits. Deposits increased $4.4 million, or 2.6%, from $169.0 million at March 31, 2006 to $173.4 million at December 31, 2006. The increase in deposits was due primarily to a $7.8 million increase in money market accounts, a $2.9 million increase in certificate of deposit accounts and a $987,000 increase in checking accounts, partially offset by a $7.4 million decrease in savings accounts. Since March 31, 2005, New England Bancshares has experienced a shift in deposits as customers with generally lower-yielding savings accounts invest those funds in generally higher-yielding money market accounts and certificates of deposit. The increase in FHLB advances was used to fund the increase in assets.

Stockholders’ Equity

Total stockholders’ equity increased $130,000, or 0.2%, to $57.0 million at December 31, 2006. The increase was caused by net income of $774,000, $400,000 allocation of stock from the employee stock ownership plan, a $128,000 decrease in unearned shares due to the vesting of restricted shares, stock option expense, net of taxes, of $138,000, and a $160,000 decrease in accumulated other comprehensive loss, partially offset by $1.0 million of stock purchased to fund the new incentive stock plan and $449,000 of dividends declared.

Comparison of Financial Condition at March 31, 2006 and March 31, 2005

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family residential real estate, and to a lesser extent, secured by multi-family and commercial real estate. At March 31, 2006, real estate loans totaled $145.3 million, or 96.8% of total loans, compared to $127.9 million, or 95.2%, of total loans at March 31, 2005.

The largest segment of our real estate loans is one- to four-family residential real estate loans. At March 31, 2006, one- to four-family residential real estate loans totaled $94.8 million, which represented 65.2% of real estate loans and 63.1% of total loans compared to $88.8 million at March 31, 2005, which represented 69.4% of real estate loans and 66.1% of total loans. One- to four-family residential real estate loans increased $6.0 million, or 6.7% for the year ended March 31, 2006 due to the prevailing low interest rate environment and competitive pricing.

Multi-family and commercial real estate loans totaled $43.3 million at March 31, 2006, which represented 29.8% of real estate loans and 28.8% of total loans, compared to $28.8 million at March 31, 2005, which represented 22.5% of real estate loans and 21.4% of total loans. Multi-family and commercial real estate loans increased $14.5 million, or 50.4% for the year ended March 31, 2006 due to the continued emphasis of this type of lending and $4.1 million in loan participations.

We originate construction loans secured by residential and multi-family and commercial real estate. This portfolio totaled $7.2 million at March 31, 2006, which represented 4.8% of total loans, compared to $10.3 million at March 31, 2005, which represented 7.7% of total loans. Construction loans decreased $3.1 million, or 30.1% for the year ended March 31, 2006 primarily due to the completion of construction projects and the loans on such projects converting to permanent financing.

We also originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit. Commercial business loans totaled $3.8 million at March 31, 2006, which represented 2.6% of total loans, compared to $5.3 million at March 31, 2005, which represented 4.0% of total loans. Commercial business loans decreased $1.5 million, or 28.0% for the year ended March 31, 2006 primarily due to the payoff of a $1.5 million commercial loan due to the sale of the business.

We originate a variety of consumer loans, including loans secured by automobiles and passbook or certificate accounts. Consumer loans totaled $1.0 million and represented 0.7% of total loans at March 31, 2006 and $1.1 million at March 31, 2005 which represented 0.8% of total loans.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At March 31,
	2006		2005		2004		2003		2002
	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total
	(Dollars in thousands)
Mortgage loans:
Residential loans:
One- to four-family (1)	$94,754	63.11%	$88,774	66.08%	$80,999	65.82%	$63,726	67.17%	$56,625	69.50%
Multi-family	5,850	3.90	6,621	4.93	6,789	5.52	5,256	5.54	5,348	6.56
Commercial real estate	37,453	24.95	22,166	16.50	17,475	14.20	13,378	14.10	10,222	12.55
Construction loans	7,208	4.80	10,309	7.68	10,324	8.39	4,625	4.87	2,436	2.99

Total mortgage loans	145,265	96.76	127,870	95.19	115,587	93.93	86,985	91.68	74,631	91.60
Consumer loans	1,023	0.68	1,132	0.84	1,467	1.19	1,629	1.72	2,066	2.54
Commercial loans	3,838	2.56	5,332	3.97	6,004	4.88	6,262	6.60	4,777	5.86

Total loans	150,126	100.00%	134,334	100.00%	123,058	100.00%	94,876	100.00%	81,474	100.00%

Deferred loan origination fees, net	(377)		(340)		(353)		(287)		(233)
Allowance for loan losses	(1,636)		(1,437)		(1,301)		(1,008)		(773)

Total loans, net	$148,113		$132,557		$121,404		$93,581		$80,468

(1)	Includes $13.9 million, $9.6 million, $8.4 million, $7.5 million and $5.6 million of home equity loans and lines of credit at March 31, 2006, 2005, 2004, 2003 and 2002, respectively.

The following table sets forth certain information at March 31, 2006 regarding the dollar amount of principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments that significantly shorten the average life of our loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One- to Four- Family	Multi- Family	Commercial Real Estate	Construction	Consumer	Commercial	Total Loans
	(In thousands)
Amounts due in:
One year or less	$615	$—	$1,397	$5,281	$232	$712	$8,237
More than one year to three years	1,006	182	1,776	856	391	485	4,696
More than three years to five years	1,186	—	1,267	—	329	1,251	4,033
More than five years to ten years	6,179	63	7,917	15	51	1,167	15,392
More than ten years to fifteen years	19,544	3,308	5,784	—	—	—	28,636
More than fifteen years	66,224	2,297	19,312	1,056	20	223	89,132

Total amount due	$94,754	$5,850	$37,453	$7,208	$1,023	$3,838	$150,126

The following table sets forth the dollar amount of all loans at March 31, 2006 that are due after March 31, 2007 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process, unearned interest on consumer loans and deferred loan fees.

	Due After March 31, 2007
	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
Mortgage loans:
Residential loans:
One- to four-family	$78,007	$16,132	$94,139
Multi-family	1,529	4,321	5,850
Commercial real estate	18,598	17,458	36,056
Construction loans	751	1,176	1,927

Total mortgage loans	98,885	39,087	137,972
Consumer loans	791	—	791
Commercial loans	1,827	1,299	3,126

Total loans	$101,503	$40,386	$141,889

The following table shows loan activity during the periods indicated.

	For the Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)
Beginning balance, loans, net	$132,557	$121,404	$93,581

Originations:
Mortgage loans:
Residential loans:
One- to four-family	19,543	19,232	26,181
Multi-family	563	704	2,163
Commercial real estate	10,921	5,289	3,765
Construction loans	8,984	17,809	12,913

Total mortgage loans	40,011	43,034	45,022
Consumer loans	553	382	556
Commercial loans	1,297	1,872	741

Total loan originations	41,861	45,288	46,319
Obtained through merger	—	—	16,399
Loan participations	4,127	1,786	—
Deduct:
Principal loan repayments and other, net	(30,421)	(35,926)	(34,788)
Loan charge-offs, net of recoveries	(11)	5	(107)

Ending balance, loans, net	$148,113	$132,557	$121,404

Securities. Our securities portfolio consists primarily of U.S. government and agency securities, mortgage-backed securities, marketable equitable securities, municipal securities and, to a lesser extent, corporate debt securities. Although corporate debt securities and municipal securities generally have greater credit risk than U.S. Treasury and government securities, they generally have higher yields than government securities of similar duration. Securities increased $5.7 million, or 12.3%, in year ended March 31, 2006 as we invested excess liquidity, including the proceeds from the maturation of mortgage-backed securities, in agency and municipal securities. All of our mortgage-backed securities were issued by Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the carrying values and fair values of our securities portfolio at the dates indicated.

	At March 31,
	2006		2005		2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Investments in available-for-sale securities:
U.S. government and federal agencies	$25,666	$25,125	$21,129	$20,719	$12,742	$12,826
Municipal securities	8,199	8,099	5,995	5,897	3,831	3,864
Corporate securities	101	102	546	559	754	794
Mortgage-backed securities	12,689	12,530	12,963	12,893	18,246	18,372
Marketable equity securities	9,403	9,207	12,952	12,834	12,020	11,971

Total	56,058	55,063	53,585	52,902	47,593	47,827
Money market mutual funds included in cash and cash equivalents	(2,766)	(2,766)	(6,317)	(6,317)	(5,518)	(5,518)

Total	$53,292	$52,297	$47,268	$46,585	$42,075	$42,309

The aggregate amortized cost basis and fair value of securities of issuers (other than the U.S. Government or an agency of the U.S. Government) which exceeded 10% of stockholders’ equity were as follows as of March 31, 2006:

	Amortized Cost Basis	Fair Value
	(In thousands)
Issuer
Asset Management Fund	$9,350	$9,154

The following table sets forth our securities:

	At and For the Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)
Mortgage-related securities:
Mortgage-related securities, beginning of period(1)	$12,893	$18,372	$21,810
Purchases	6,160	8,854	16,267
Sales	(368)	(1,880)	(1,529)
Obtained through merger	—	—	2,895
Repayments and prepayments	(5,963)	(12,221)	(20,888)
Decrease in net premium	(101)	(37)	(182)
Decrease in net unrealized gain	(91)	(195)	(1)

Net decrease in mortgage-related securities	(363)	(5,479)	(3,438)

Mortgage-related securities, end of period(1)	$12,530	$12,893	$18,372

Investment securities:
Investment securities, beginning of period(1)	$33,692	$23,937	$16,258
Purchases	11,161	18,073	23,033
Sales	(4,199)	(4,686)	(10,321)
Obtained through merger	—	—	4,074
Maturities	(630)	(2,808)	(9,034)
Decrease in net premium	(35)	(104)	(123)
(Decrease) increase in net unrealized gain	(222)	(720)	50

Net increase in investment securities	6,075	9,755	7,679

Investment securities, end of period(1)	$39,767	$33,692	$23,937

(1)	At fair value

The following table sets forth the maturities and weighted average yields of securities at March 31, 2006. Weighted average yields are not presented on a tax-equivalent basis as the investment portfolio does not include any tax exempt obligations.

	Within One Year		One To Five Years		Five To Ten Years		After Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. Government and Federal agencies	$247	3.13%	$3,701	4.19%	$10,216	4.83%	$10,961	5.18%	$25,125	4.87%
Municipal securities	—	—	235	2.70	4,736	3.66	3,128	3.87	8,099	3.71
Corporate securities	—	—	—	—	102	5.85	—	—	102	5.85
Mortgage-backed securities	—	—	233	4.73	118	6.73	12,179	5.17	12,530	5.18

Total	$247	3.13%	$4,169	4.14%	$15,172	4.49%	$26,268	5.02%	$45,856	4.75%

Deposits. Our primary source of funds is our deposit accounts, which are comprised of demand deposits, savings accounts and time deposits. These deposits are provided primarily by individuals and, a lesser extent, commercial customers, within our market area. We do not currently use brokered deposits as a source of funding. Deposits increased $6.1 million, or 3.7%, for the year ended March 31, 2006 due primarily to an increase in NOW and money market accounts, partially offset by a decrease in savings accounts. The increase in NOW and money market accounts and the decrease in savings accounts was primarily due to disintermediation, as rates on other types of investments (CD’s and money market accounts) have increased substantially over the past one to two years that customers have been moving funds from the generally lower rates of savings accounts.

The following table sets forth the balances of our deposit products at the dates indicated.

	At March 31,
	2006	2005
	(In thousands)
Non-interest bearing accounts	$14,146	$13,562
NOW and money market accounts	22,913	13,640
Savings accounts	48,431	54,379
Certificates of deposit	83,554	81,410

Total	$169,044	$162,991

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of March 31, 2006. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Amount	Weighted Average Rate
	(Dollars in thousands)
Three months or less	$1,449	2.11%
Over three through six months	2,824	3.05
Over six through twelve months	4,469	3.51
Over twelve months	7,781	3.97

Total	$16,523	3.52%

The following table sets forth the time deposits classified by rates at the dates indicated.

	At March 31,
	2006	2005	2004
	(In thousands)
Certificate accounts:
0.00 to 2.00%	$5,858	$40,600	$49,304
2.01 to 3.00%	25,820	9,620	7,860
3.01 to 4.00%	29,634	19,224	10,062
4.01 to 5.00%	21,797	7,822	4,389
5.01 to 6.00%	372	398	1,587
6.01 to 7.00%	—	3,462	9,412
7.01 to 8.00%	—	116	108
Fair value adjustment	73	168	266

Total	$83,554	$81,410	$82,988

The following table sets forth the amount and maturities of time deposits classified by rates at March 31, 2006.

	Amount Due				Total	Percent of Total Certificate Accounts
	Less than One Year	One to Two Years	Two to Three Years	Over Three Years
	(In thousands)
Certificate accounts:
0 to 2.00%	$5,858	$—	$—	$—	$5,858	7.0%
2.01 to 3.00%	21,697	3,995	128	—	25,820	30.9
3.01 to 4.00%	11,745	3,737	12,099	2,053	29,634	35.5
4.01 to 5.00%	9,286	5,068	—	7,443	21,797	26.1
5.01 to 6.00%	137	182	—	53	372	0.5
Fair value adjustment	73	—	—	—	73	—

Total	$48,796	$12,982	$12,227	$9,549	$83,554	100.0%

The following table sets forth the deposit activity for the periods indicated.

	For the Fiscal Year Ended March 31,
	2006	2005	2004
	(In thousands)
Net deposits (withdrawals)	$3,203	$(2,334)	$(3,013)
Deposits acquired through merger	—	—	34,357
Interest credited on deposit accounts (1)	2,850	2,535	2,493

Total increase in deposit accounts	$6,053	$201	$33,837

(1)	Includes amortization of fair value adjustment.

Borrowings. We use advances from the Federal Home Loan Bank to supplement our supply of funds for loans and investments and to meet deposit withdrawal requirements.

The following table sets forth certain information regarding our borrowed funds:

	At or For the Years Ended March 31,
	2006	2005	2004
	(Dollars in thousands)
Federal Home Loan Bank advances:
Average balance outstanding	$20,129	$10,791	$8,055
Maximum amount outstanding at any month-end during the period	21,642	15,749	10,133
Balance outstanding at end of period	21,642	15,620	9,926
Weighted average interest rate during the period	3.98%	3.69%	4.00%
Weighted average interest rate at end of period	4.00%	3.76%	3.73%

Comparison of Operating Results for the Nine Months Ended December 31, 2006 and 2005

Net Income

For the nine months ended December 31, 2006, New England Bancshares reported net income of $774,000, a decrease of $222,000 compared to the year ago period. Basic and diluted earnings per share for the nine months ended December 31, 2006 were $0.16 and $0.15, respectively, and for the nine months ended December 31, 2005 were each $0.19. The decrease in net income was due primarily to a $1.6 million increase in noninterest expense and a $33,000 increase in the provision for loan losses, partially offset by a $1.2 million increase in net interest and dividend income, a $167,000 decrease in income taxes and a $89,000 increase in noninterest income.

Net Interest and Dividend Income

Net interest and dividend income for the nine months ended December 31, 2006 totaled $7.1 million compared to $5.9 million for the same period in 2005. This represented an increase of $1.2 million or 20.2%. The change in net interest and dividend income was primarily due to a $43.9 million increase in interest-earning assets, partially offset by a $13.9 million increase in interest-bearing liabilities. The net interest margin increased slightly from 3.83% for the nine months ended December 31, 2005 to 3.84% for the nine months ended December 31, 2006, however, the interest rate spread decreased from 3.55% for the nine months ended December 31, 2005 to 3.17% for the current year period.

Interest and dividend income amounted to $11.2 million and $8.6 million for the nine months ended December 31, 2006 and 2005, respectively. Average interest-earning assets were $249.8 million for the nine months ended December 31, 2006, an increase of $43.9 million, or 21.3%, compared to $205.9 million for the nine months ended December 31, 2005. The increase in average interest-earning assets resulted primarily from the growth in the loan portfolio and investments. The yield earned on average interest-earning assets increased to 6.03% for the nine months ended December 31, 2006 from 5.61% for the nine months ended December 31, 2005 due primarily to the increase in short-term rates and the growth in higher-yielding commercial real estate, commercial and construction loans.

Interest expense for the nine months was $4.1 million, an increase of $1.3 million, or 46.4%, from the $2.8 million reported in the same nine months last year. Average interest-bearing liabilities grew $13.9 million during the nine months ended December 31, 2006 from $177.8 million to $191.7 million primarily due to a $6.0 million increase in the average balance of Federal Home Loan Bank advances, a $3.8 million increase in the average balance of deposits and a $4.0 million increase in the average balance of securities sold under agreements to repurchase. The average rate paid on interest-bearing liabilities increased to 2.86% for the nine months ended December 31, 2006 from 2.06% for the year ago period, due primarily to the increase in Federal Home Loan Bank advances and securities sold under agreements to repurchase, which carry higher rates than deposits. In addition, the average rate paid on certificates of deposit increased from 2.74% for the nine months ended December 31, 2005 to 3.64% for the current year nine months as competition has increased for this type of deposit.

Provision for Loan Losses

The provision for loan losses for the nine months ended December 31, 2006 and 2005 was $182,000 and $149,000, respectively. The additions to the allowance for loan losses reflected continued growth in the loan portfolio, partially offset by continued strong asset quality.

Noninterest Income

For the nine months ended December 31, 2006, noninterest income was $673,000 compared to $584,000 in the same nine months a year ago. The increase in noninterest income was primarily due to an increase of $68,000 in other income, a $6,000 increase in cash surrender value of life insurance policies, a $4,000 increase in service charges on deposit accounts and an $11,000 increase in gain on sales and calls of investments.

Noninterest Expense

Noninterest expense for the nine months ended December 31, 2006 was $6.4 million, an increase of $1.6 million, or 33.3%, from $4.8 million in the nine months ended December 31, 2005. Salaries and employee benefits increased $902,000 as New England Bancshares increased staff for a new branch office and incurred $138,000 of stock option expense. Occupancy and equipment expenses increased $510,000 due to the opening of the Bank’s eighth banking office and the additional expenses related to New England Bancshares’ new main office and headquarters. Professional fees increased $115,000 as New England Bancshares’ legal, accounting and regulatory fees increased.

Provision for Income Taxes

The income tax provision for the nine months ended December 31, 2006 was $352,000 compared to $519,000 for the nine months ended December 31, 2005. The effective tax rate decreased from 34.3% for the nine months ended December 31, 2005 to 31.3% for the current year nine months. The decrease in the effective tax rate was caused primarily by the increase in tax-exempt interest income.

Liquidity and Capital Resources

The term liquidity refers to the ability of New England Bancshares and Enfield Federal to meet current and future short-term financial obligations. New England Bancshares and Enfield Federal further define liquidity as the ability to generate adequate amounts of cash to fund loan originations, deposit withdrawals and operating expenses. Liquidity management is both a daily and long-term function of business management. New England Bancshares’ main source of liquidity is the proceeds it retained from its stock offering. Enfield Federal’s primary sources of liquidity are deposits, scheduled amortization and prepayments of loan principal and mortgage-related securities, funds provided by operations and borrowings.

Enfield Federal’s primary investing activities are the origination of loans and the purchase of mortgage and investment securities. During the nine months ended December 31, 2006 and 2005, Enfield Federal originated loans, net of principal paydowns of approximately $37.6 million and $14.0 million, respectively. In addition, New England Bancshares purchased $14.0 million of one- to four-family loans during the nine months ended December 31, 2006. Purchases of investment securities totaled $16.8 million and $12.0 million for the nine months ended December 31, 2006 and 2005, respectively.

Loan repayment and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds. Total deposits were $173.4 million at December 31, 2006, a $4.4 million increase from the $169.0 million balance at March 31, 2006.

At December 31, 2006, Enfield Federal had outstanding commitments to originate $6.9 million of loans, and available home equity and unadvanced lines of credit and construction loans of approximately $11.7 million. In connection with the merger, New England Bancshares sold $7.2 million in securities, at a net loss of $726, to fund payment of the cash portion of the merger consideration. Notwithstanding the loss of liquid funds that will occur upon the payment of the merger consideration, management of Enfield Federal anticipates that it will have sufficient funds to meet its current loan commitments, deposit outflows and operating expenses. Enfield Federal can borrow funds from the Federal Home Loan Bank based on eligible collateral of loans and securities. Enfield Federal had Federal Home Loan Bank borrowings as of December 31, 2006 of $33.3 million with unused borrowing capacity of $33.1 million. Additionally, retail certificates of deposit scheduled to mature in one year or less at September 30, 2006 totaled $59.7 million, or 34.4% of total deposits. Enfield Federal relies on competitive rates, customer service and long-standing relationships with customers to retain deposits. Based on Enfield Federal’s experience with deposit retention and current retention strategies, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with Enfield Federal.

Enfield Federal was “well capitalized” under regulatory guidelines at December 31, 2006 and exceeded each of the applicable regulatory capital requirements at such date. The table below presents the capital required as a percentage of total assets and the percentage and the total amount of capital maintained at December 31, 2006.

(dollars in thousands)

	Required	Enfield Federal
		Actual	Ratio
Tier 1 Capital	4%	$41,337	15.01%
Total Risk-Based Capital	8%	$43,151	25.88%
Tier 1 Risk-Based Capital	4%	$41,337	24.60%

New England Bancshares will downstream $12.0 million to Valley Bank immediately after the closing of the merger. Valley Bank intends to deposit such funds with Enfield Federal. As a deposit, Enfield Federal would have full access to such funds. Accordingly, such capital infusion to Valley Bank would not have any negative impact on New England Bancshares’ liquidity. Additionally, New England Bancshares expects to remain “well capitalized” under regulatory guidelines after such capital contribution.

Management is not aware of any known trends, events or uncertainties that will have or are reasonably likely to have a material effect on New England Bancshares’ or Enfield Federal’s liquidity, capital or operations, nor is management aware of any current recommendations by regulatory authorities which, if implemented, would have a material effect on New England Bancshares’ or Enfield Federal’s liquidity, capital or operations.

In addition to regulatory requirements, we also manage our capital for the benefit of our stockholders. The capital from the offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations have been enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering has initially had an adverse impact on our return on equity. We may use capital management tools such as cash dividends and share repurchases. However, under Office of Thrift Supervision regulations, we will not be allowed to repurchase any shares during the first year following the offering, except to fund the restricted stock awards under the stock-based benefit plan, unless extraordinary circumstances exist and we receive regulatory approval.

Comparison of Operating Results for the Three Months Ended December 31, 2006 and 2005

General. New England Bancshares’ results of operations depend primarily on net interest and dividend income, which is the difference between the interest and dividend income earned on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. New England Bancshares also generates noninterest income, primarily from fees and service charges. Gains on sales of securities and increases in cash surrender value of life insurance policies are additional sources of noninterest income. New England Bancshares’ noninterest expense primarily consists of employee compensation and benefits, occupancy and equipment expense, advertising, data processing, professional fees and other operating expense.

Net Income. For the three months ended December 31, 2006, New England Bancshares reported net income of $264,000, a decrease of $27,000 compared to the year ago period. Basic and diluted earnings per share for the quarter ended December 31, 2006 were each $0.05, compared to $0.06 and $0.05, respectively, for the quarter ended December 31, 2005. The decrease in net income was due primarily to a $519,000 increase in noninterest expense, partially offset by a $410,000 increase in net interest and dividend income, a $60,000 increase in noninterest income and an $18,000 decrease in income tax expense.

Net Interest and Dividend Income. Net interest and dividend income for the three months ended December 31, 2006 totaled $2.4 million compared to $2.0 million for the same period in 2005. This represented an increase of $410,000 or 20.7%. The change in net interest and dividend income was primarily due to a $45.2 million increase in interest-earning assets, partially offset by a $14.4 million increase in interest-bearing liabilities. The net interest margin stayed relatively constant, increasing one basis point to 3.79% for the quarter ended December 31, 2006, however, the interest rate spread decreased from 3.49% for the quarter ended December 31, 2005 to 3.08% for the current year period.

Interest and dividend income amounted to $3.9 million and $3.0 million for the three months ended December 31, 2006 and 2005, respectively. Average interest-earning assets were $255.8 million for the quarter ended December 31, 2006, an increase of $45.2 million, or 21.5%, compared to $210.6 million for the quarter ended December 31, 2005. The increase in average interest-earning assets resulted primarily from the growth in the loan portfolio and investments. The yield earned on average interest-earning assets increased to 6.18% for the three months ended December 31, 2006 from 5.66% for the three months ended December 31, 2005 due primarily to the increase in short-term rates and the growth in higher-yielding commercial real estate, commercial and construction loans.

Interest expense for the quarter was $1.5 million, an increase of $542,000, or 54.4%, from the $996,000 reported in the same quarter last year. Average interest-bearing liabilities grew $14.4 million during the quarter ended December 31, 2006 from $182.7 million to $197.1 million primarily due to a $9.7 million increase in the average balance of Federal Home Loan Bank advances, a $1.2 million increase in the average balance of deposits and a $3.5 million increase in the average balance of securities sold under agreements to repurchase. The average rate paid on interest-bearing liabilities increased to 3.10% for the quarter ended December 31, 2006 from 2.16% for the year ago period, due primarily to the increase in the Federal Home Loan Bank advances and securities sold under agreements to repurchase, which carry higher rates than deposits. In addition, the average rate paid on certificates of deposit increased from 2.90% for the quarter ended December 31, 2005 to 3.92% for the current year quarter as competition has increased for this type of deposit.

Provision for Loan Losses. The provision for loan losses for the quarters ended December 31, 2006 and 2005 was $60,000 and $64,000, respectively. The additions to the allowance for loan losses reflected continued growth in the loan portfolio, partially offset by continued strong asset quality, reflected by a decrease in non-accrual loans.

Noninterest Income. For the quarter ended December 31, 2006, noninterest income was $247,000 compared to $187,000 in the same quarter a year ago. The increase in noninterest income was primarily due to an increase of $54,000 in other income. The increase in other income was caused primarily by a $28,000 gain on sale of loans and a $29,000 increase in Infinex income. During the quarter, the Bank initiated a program of selling loans, while retaining the servicing rights, to the Federal Home Loan Bank of Boston for interest rate risk and liquidity purposes. During the quarter, loan sales totaled approximately $2.3 million.

Noninterest Expense. Noninterest expense for the quarter ended December 31, 2006 was $2.2 million, an increase of $519,000, or 31.0%, from $1.7 million in the quarter ended December 31, 2005. Salaries and employee benefits increased $306,000 as New England Bancshares increased staff for a new branch office, incurred $58,000 of stock option expense and additional incentive stock expense of $23,000 for new stock grants in September 2006. Occupancy and equipment expenses increased $142,000 due to the opening of the Bank’s eighth banking office and the additional expenses related to New England Bancshares’ new main office and headquarters. Professional fees increased $21,000 as New England Bancshares’ legal, accounting and regulatory fees increased.

Provision for Income Taxes. The income tax provision for the quarter ended December 31, 2006 was $125,000 compared to $143,000 for the quarter ended December 31, 2005. The effective tax rate decreased from 32.9% for the quarter ended December 31, 2005 to 32.1% for the current year quarter. The decrease in the effective tax rate was caused primarily by the increase in tax-exempt interest income.

Comparison of Operating Results for the Years Ended March 31, 2006 and 2005

Overview.

	2006	2005	% Change
	(Dollars in thousands)
Net income	$1,309	$1,188	10.2%
Return on average assets	0.57%	0.57%	—
Return on average equity	3.63%	4.26%	(14.8)
Average equity to average assets	15.72%	13.48%	16.6

Net income increased due primarily to increases in net interest and dividend income, offset by an increase in non interest expenses. Net interest income increased primarily as a result of a higher volume of and yield on interest-earning assets, partially offset by an increase in the cost of funds.

Net Interest and Dividend Income. Net interest and dividend income totaled $8.1 million for the year ended March 31, 2006, an increase of $914,000 or 12.7%. This resulted mainly from a $22.0 million increase in average interest-earning assets during the year. Our interest rate spread decreased 7 basis points to 3.51% for the year ended March 31, 2006 and net interest margin increased 5 basis points to 3.87% for the same time period.

Interest and dividend income increased $1.8 million, or 17.3% from $10.2 million for fiscal 2005 to $12.0 million for fiscal 2006. Average interest-earning assets were $213.3 million for fiscal 2006, an increase of $22.0 million, or 11.5%, compared to $191.3 million for fiscal 2005. The increase in average interest-earning assets resulted primarily from the growth in the loan portfolio, federal funds sold and investment securities. The yield in interest-earning assets increased from 5.38% to 5.67% as market interest rates continued increasing in fiscal 2006.

Interest expense increased $851,000, or 28.5%, from $3.0 million for fiscal 2005 to $3.8 million for fiscal 2006. Average interest-bearing liabilities grew $11.4 million, or 6.9%, from $166.0 million for fiscal 2005 to $177.4 million for fiscal 2006 due to a $9.3 million increase in the average balance of Federal Home Loan Bank advances and a $3.3 million increase in the average balance of securities sold under agreements to repurchase. The average rate paid on interest-bearing liabilities increased to 2.16% for fiscal 2006 from 1.80% for fiscal 2005 due to increased rates paid on deposits and borrowings.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of month-end balances and non-accrual loans are included in average balances; however, accrued interest income has been excluded from these loans.

	For the Fiscal Years Ended March 31,
	2006			2005			2004
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Assets:
Federal funds sold, interest-bearing deposits and marketable equity securities	$21,948	$871	3.97%	$18,725	$434	2.32%	$11,250	$196	1.74%
Investments in available for sale securities, other than mortgage-backed and mortgage-related securities (1)	35,420	1,597	4.51	30,372	1,289	4.24	21,032	738	3.51
Mortgage-backed and mortgage-related securities	12,774	555	4.35	15,623	604	3.86	21,641	788	3.64
Federal Home Loan Bank stock	1,383	64	4.63	1,025	33	3.25	877	24	2.75
Loans, net (2)	141,802	9,001	6.35	125,567	7,943	6.33	103,386	7,086	6.85

Total interest-earning assets	213,327	12,088	5.67	191,312	10,303	5.38	158,186	8,832	5.58

Noninterest-earning assets	12,028			11,975			11,234
Cash surrender value of life insurance	3,979			3,818			3,644

Total assets	$229,334			$207,105			$173,064

Liabilities and Stockholders’ Equity:
Deposits:
Savings accounts	$51,371	$319	0.62%	$55,280	$337	0.61%	$46,001	$328	0.71%
NOW accounts	7,413	19	0.26	7,020	17	0.25	5,220	16	0.30
Money market accounts	9,413	180	1.91	6,532	65	0.99	6,177	63	1.01
Certificate accounts	82,414	2,332	2.83	83,161	2,115	2.54	73,725	2,087	2.83

Total deposits	150,611	2,850	1.89	151,993	2,534	1.67	131,123	2,494	1.90
Federal Home Loan Bank advances	20,129	801	3.98	10,791	398	3.69	8,055	322	4.00
Advanced payments by borrowers for taxes and insurance	876	11	1.26	643	8	1.32	451	7	1.50
Securities sold under agreements to repurchase	5,802	175	3.02	2,549	46	1.79	439	5	1.19

Total interest-bearing liabilities	177,418	3,837	2.16	165,976	2,986	1.80	140,068	2,828	2.02

Demand deposits	14,440			12,284			7,792
Other liabilities	1,425			935			948

Total liabilities	193,283			179,195			148,808
Stockholders’ equity	36,051			27,910			24,256

Total liabilities and stockholders’ equity	$229,334			$207,105			$173,064

Net interest income/net interest rate spread (3)		$8,251	3.51%		$7,317	3.58%		$6,004	3.56%

Net interest margin (4)			3.87%			3.82%			3.80%

Ratio of interest-earning assets to interest-bearing liabilities	120.24%			115.26%			112.94%

(1)	Reported on a tax equivalent basis, using a 34% tax rate.
(2)	Amount is net of deferred loan origination costs, undisbursed proceeds of construction loans in process, allowance for loan losses and includes non-accruing loans. We record interest income on non-accruing loans on a cash basis. Loan fees are included in interest income.

(3)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005			Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004
	Increase (Decrease) Due to		Net	Increase (Decrease) Due to		Net
	Rate	Volume		Volume	Rate
	(In thousands)
Interest-earning assets:
Federal funds sold, interest-bearing deposits and marketable equity securities	$352	$85	$437	$79	$159	$238
Investments in available-for-sale securities, other than mortgage-backed and mortgage-related securities	74	234	308	176	375	551
Mortgage-backed and mortgage-related securities	130	(179)	(49)	52	(236)	(184)
Federal Home Loan Bank stock	17	14	31	5	4	9
Loan, net (1)	27	1,031	1,058	(480)	1,337	857

Total interest-earning assets	600	1,185	1,785	(168)	1,639	1,471

Interest-bearing liabilities:
Savings accounts	7	(25)	(18)	(22)	31	9
NOW accounts	1	1	2	(2)	3	1
Money market accounts	78	37	115	(1)	3	2
Certificate accounts	235	(18)	217	(109)	137	28
Federal Home Loan Bank advances	34	369	403	(22)	98	76
Advanced payments by borrowers for taxes and insurance	—	3	3	(1)	2	1
Securities sold under agreements to repurchase	45	84	129	4	37	41

Total interest-bearing liabilities	400	451	851	(153)	311	158

Increase in net interest income	$200	$734	$934	$(15)	$1,328	$1,313

(1)

Amount is net of deferred loan origination costs, undisbursed proceeds of construction loans in process, allowance for loan losses and includes non-accruing loans. We record interest income on non-accruing loans. We record interest income on non-accruing loans on a cash basis. Loan fees are included in interest income.

Provision for Loan Losses. The provision for loan losses are charges to earnings to bring the total allowance for losses to a level considered by management as adequate to provide for estimated losses inherent in the loan portfolio. The size of the provision for each year is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of loan portfolio quality, the value of collateral and general economic factors.

We recorded a $210,000 and $131,000 provision for loan losses in the years ended March 31, 2006 and 2005, respectively. The increase in the provision was caused primarily by increased loan growth, primarily in the generally higher risk commercial real estate loan category and a slight increase in non-accrual loans and classified assets, partially offset by low net loan charge-offs for fiscal year 2006.

Although management utilizes its best judgment in providing for losses, there can be no assurance that we will not have to change its provisions for loan losses in subsequent periods. Management will continue to monitor the allowance for loan losses and make additional provisions to the allowance as appropriate.

An analysis of the changes in the allowance for loan losses, non-performing loans and classified loans is presented under “—Risk Management—Analysis of Non-Performing and Classified Assets” and “—Risk Management—Analysis and Determination of the Allowance for Loan Losses.”

Non-interest Income. The following table shows the components of non-interest income and the percentage changes from 2006 to 2005.

	2006	2005	% Change
	(In thousands)
Service fees on deposit accounts	$514	$456	12.7%
Gain on securities and interest-bearing time deposits, net	33	44	(25.0)
Increase in cash surrender value of life insurance policies	150	149	0.7
Other income	138	156	(11.5)

Total	$835	$805	3.7

Service charges on deposit accounts increased due to the introduction of an overdraft privilege product. Net gains on sales and calls of securities decreased due to fewer sales in fiscal 2006. Gains from the sale of securities are subject to market and economic conditions and, as a result, there can be no assurance that gains reported in prior periods will be achieved in the future. The decrease in other income was due primarily to lower commissions received from Infinex Financial Group, a third party registered broker-dealer, due to decreased sales in fiscal 2006.

Non-interest Expenses. The following table shows the components of non-interest expenses and the percentage changes from fiscal 2006 to fiscal 2005.

	2006	2005	% Change
	(In thousands)
Salaries and employee benefits	$3,842	$3,595	6.9%
Occupancy and equipment expenses	1,113	850	30.9
Advertising and promotion	216	159	35.8
Professional fees	303	224	35.3
Data processing expense	301	275	9.5
Stationery and supplies	91	86	5.8
Amortization of identifiable intangible assets	88	89	(1.1)
Other expense	835	781	6.9

Total	$6,789	$6,059	12.0

Efficiency ratio (1)	75.8%	75.7%

(1)	Computed as non-interest expenses divided by the sum of net interest and dividend income and other income.

During fiscal 2006, New England Bancshares opened an additional branch and moved its headquarters and main branch office into a newly constructed building, which caused increases in salary and employee benefits, occupancy and equipment expenses, and advertising and promotion. Product expansion initiatives caused data processing expense to increase. Professional fees increased as New England Bancshares hired additional third-parties for the increased compliance regulations.

Income Taxes. Income tax expense for the year ended March 31, 2006 increased to $644,000 from $630,000 in the previous year. The increase was primarily due to the increase in income before taxes. The effective tax rate decreased from 34.7% for the year ended March 31, 2005 to 33.0% for the year ended March 31, 2006 as a result of increased state tax credits due to New England Bancshares’ retail franchise expansion.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we encounter are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family residential real estate loans, which typically have lower default rates than other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. We make initial contact with the borrower when the loan becomes 15 days past due. If payment is not received by the 30th day of delinquency, additional letters and phone calls generally are made. Typically, when the loan becomes 60 days past due, we send a letter notifying the borrower that we will commence foreclosure proceedings if the loan is not paid in full within 30 days. Generally, loan workout arrangements are made with the borrower at this time; however, if an arrangement cannot be structured before the loan becomes 90 days past due, we will send a formal demand letter and, once the time period specified in that letter expires, commence foreclosure proceedings against any real property that secures the loan or attempt to repossess any personal property that secures a consumer loan. If a foreclosure action is instituted and the loan is not brought current, paid in full or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure.

Management informs the executive committee of the board of directors monthly of the amount of loans delinquent more than 90 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Analysis of Non-performing and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be non-performing assets. When a loan becomes 90 days delinquent, the loan is placed on non-accrual status at which time the accrual of interest ceases and an allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a non-accrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired, it is recorded at the lower of the recorded investment in the loan or at fair value. Thereafter, we carry foreclosed real estate at fair value, net of estimated selling costs. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Non-performing assets totaled $600,000, or 0.23% of total assets, at March 31, 2006, which was an increase of $136,000, or 29.3%, from March 31, 2005. Non-accrual loans accounted for all of non-performing assets at March 31, 2006. At March 31, 2006, non-accrual loans consisted of three one- to four-family residential real estate loans and three commercial loans.

The following table provides information with respect to our non-performing assets at the dates indicated. We did not have any troubled debt restructurings at the dates presented.

	At March 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Non-accruing loans:
Mortgage loans:
Residential loans:
One- to four-family	$331	$464	$182	$81	$201
Multi-family	—	—	72	—	—
Commercial real estate	—	—	155	159	—

Total mortgage loans	331	464	409	240	201
Consumer loans	—	—	—	—	—
Commercial loans	269	—	528	—	—

Total nonaccrual loans	600	464	937	240	201
Other real estate owned	—	—	—	—	—

Total nonperforming assets	$600	$464	$937	$240	$201

Impaired loans	$—	$—	$755	$159	$—
Accruing loans 90 days or more past due	—	—	411	5	—
Allowance for loan losses as a percent of loans (1)	1.09%	1.07%	1.06%	1.07%	0.95%
Allowance for loan losses as a percent of nonperforming loans (2)	272.67%	309.70%	138.85%	420.00%	384.58%
Nonperforming loans as a percent of loans (1)(2)	0.40%	0.35%	0.76%	0.25%	0.25%
Nonperforming assets as a percent of total assets	0.23%	0.22%	0.46%	0.15%	0.15%

(1)	Loans are presented before allowance for loan losses.
(2)	Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by Enfield Federal as presenting uncertainty with respect to the collectibility of interest or principal.

Other than disclosed in the above table, there were no other loans at March 31, 2006 that management has serious doubts about the ability of the borrowers to comply with the present repayment terms.

Interest income that would have been recorded for the year ended March 31, 2006 had non-accruing loans been current according to their original terms amounted to $13,000, none of which was recognized in interest income.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets that do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful, we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified as loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At March 31,
	2006	2005
	(In thousands)
Substandard assets	$782	$652
Doubtful assets	47	47
Loss assets	—	—

Total classified assets	$829	$699

Classified assets at March 31, 2006 included six loans totaling $600,000 that were considered non-performing. Classified assets at March 31, 2005 included three loans totaling $464,000 that were considered non-performing.

In addition, loans totaling $478,000 were categorized as special mention at March 31, 2006, consisting of two one- to four-family loans and three commercial loans.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At March 31, 2006				At March 31, 2005				At March 31, 2004
	30-89 Days		90 Days or More		30-89 Days		90 Days or More		30-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Mortgage loans:
Residential loans:
One- to four-family	24	$2,086	1	$284	23	$2,038	2	$420	31	$1,949	4	$253
Multi-family	—	—	—	—	—	—	—	—	—	—	2	266
Commercial real estate	1	430	—	—	2	102	—	—	—	—	2	155
Construction loans	—	—	—	—	1	250	—	—	—	—	—	—

Total mortgage loans	25	2,516	1	284	26	2,390	2	420	31	1,949	8	674
Consumer loans	3	37	—	—	1	3	—	—	7	49	2	10
Commercial loans	—	—	3	269	—	—	—	—	—	—	1	528

Total	28	$2,553	4	$553	27	$2,393	2	$420	38	$1,998	11	$1,212

Delinquent loans to loans (1)		1.70%		0.37%		1.78%		0.31%		1.62%		0.99%

(1)	Loans are presented before the allowance for loan losses and net of deferred loan origination fees.

Analysis and Determination of the Allowance for Loan Losses. We maintain an allowance for loan losses to absorb probable losses inherent in the existing portfolio. When a loan, or portion thereof, is considered uncollectible, it is charged against the allowance. Recoveries of amounts previously charged-off are added to the allowance when collected. The adequacy of the allowance for loan losses is evaluated on a regular basis by management. Based on management’s judgment, the allowance for loan losses covers all known losses and inherent losses in the loan portfolio March 31, 2006, 2005, 2004, 2003, and 2002.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowances for Identified Problem Loans. We establish an allowance on identified problem loans based on factors including, but not limited to: (1) the borrower’s ability to repay the loan; (2) the type and value of the collateral; (3) the strength of our collateral position; and (4) the borrower’s repayment history.

General Valuation Allowance on the Remainder of the Portfolio. We also establish a general allowance by applying loss factors to the remainder of the loan portfolio to capture the inherent losses associated with the lending activity. This general valuation allowance is determined by segregating the loans by loan category and assigning loss factors to each category. The loss factors are determined based on our historical loss experience, delinquency trends and management’s evaluation of the collectibility of the loan portfolio. Based on management’s judgment, we may adjust the loss factors due to: (1) changes in lending policies and procedures; (2) changes in existing general economic and business conditions affecting our primary market area; (3) credit quality trends; (4) collateral value; (5) loan volumes and concentrations; (6) seasoning of the loan portfolio; (7) recent loss experience in particular segments of the portfolio; (8) duration of the current business cycle; and (9) bank regulatory examination results. Loss factors are reevaluated quarterly to ensure their relevance in the current real estate environment.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. The Office of Thrift Supervision may require us to increase the allowance for loan losses or the valuation allowance for foreclosed real estate based on their judgments of information available to them at the time of their examination, thereby adversely affecting our results of operations.

At March 31, 2006, our allowance for loan losses represented 1.09% of total loans and 272.7% of non-performing loans. The allowance for loan losses increased $199,000 from March 31, 2005 to March 31, 2006 due to a provision for loan losses of $210,000, offset by net charge-offs of $11,000. The provision for loan losses for the year ended March 31, 2006 reflected continued growth of the loan portfolio, particularly the increase in commercial real estate loans, which carry a higher risk of default than one-to four-family residential real estate loans. There was no change in the loss factors used to calculate the allowance from March 31, 2005 to March 31, 2006 and a slight increase in non-accrual loans and classified assets, partially offset by low net charge-offs.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At March 31,
	2006		2005		2004		2003		2002
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Mortgage loans:
Residential loans:
One- to four-family	$329	63.11%	$401	66.08%	$389	65.82%	$381	67.17%	$292	69.50%
Multi-family	154	3.90	27	4.93	134	5.52	116	5.54	89	6.56
Commercial real estate	1,002	24.95	637	16.50	368	14.20	329	14.10	252	12.55
Construction loans	84	4.80	235	7.68	180	8.39	50	4.87	39	2.99
Consumer loans	12	0.68	20	0.84	15	1.19	23	1.72	18	2.54
Commercial loans	55	2.56	117	3.97	215	4.88	109	6.60	83	5.86

Total allowance for loan losses	$1,636	100.00%	$1,437	100.00%	$1,301	100.00%	$1,008	100.00%	$773	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loan deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

	At or For the Fiscal Year Ended March 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Balance at beginning of period	$1,437	$1,301	$1,008	$773	$603
Provision for loan losses	210	131	240	240	200
Charge-offs:
Mortgage loans:
Residential loans:
One- to four-family	—	—	—	—	—
Multi-family	—	83	42	—	—
Consumer loans	17	16	—	12	30
Commercial loans	—	—	65	—	—

Total charge-offs	17	99	107	12	30

Recoveries:
Mortgage loans:
Residential loans:
One- to four-family	—	—	—	—	—
Multi-family	—	80	—	—	—
Consumer loans	6	2	—	7	—
Commercial loans	—	22	—	—	—

Total Recoveries	6	104	—	7	—

Net charge-offs (recoveries)	11	(5)	107	5	30

Allowance obtained through merger	—	—	160	—	—

Balance at end of period	$1,636	$1,437	$1,301	$1,008	$773

Ratio of net charge-offs during the period to average loans outstanding during the period	0.01%	—%	0.10%	0.01%	0.04%
Allowance for loan losses as a percent of loans (1)	1.09%	1.07%	1.06%	1.07%	0.95%
Allowance for loan losses as a percent of nonperforming loans (2)	272.67%	309.70%	138.85%	420.00%	384.58%

(1)	Loans are presented before allowance for loan losses.
(2)	Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by New England Bancshares as presenting uncertainty with respect to the collectibility of interest or principal.

During the fiscal year ended March 31, 2004, we acquired $160,000 of allowance for loan losses in connection with the acquisition of Windsor Locks Community Bank. The loans acquired in the merger were primarily one- to four-family loans, which had a face value of $16.7 million and a fair value of $16.6 million. In determining the fair value of the loans, we used a discounted cash flow method utilizing the current loan rate as of the date of the consummation of the merger. The amount of the allowance for loan losses that was attributable to these loans was calculated based on the collectibility of the loans, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Also, we attempt to manage our interest rate risk through: our investment portfolio, an increased focus on multi-family and commercial real estate lending, which emphasizes the origination of shorter-term adjustable-rate loans; and efforts to originate adjustable-rate residential mortgage loans. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

We have an Asset/Liability Committee, which includes members of both the board of directors and management, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Net Interest Income Simulation Analysis. We analyze our interest rate sensitivity position to manage the risk associated with interest rate movements through the use of interest income simulation. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest sensitive.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income. Interest income simulations are completed quarterly and presented to the Asset/Liability Committee. The simulations provide an estimate of the impact of changes in interest rates on net interest income under a range of assumptions. The numerous assumptions used in the simulation process are reviewed by the Asset/Liability Committee on a quarterly basis. Changes to these assumptions can significantly affect the results of the simulation. The simulation incorporates assumptions regarding the potential timing in the repricing of certain assets and liabilities when market rates change and the changes in spreads between different market rates. The simulation analysis incorporates management’s current assessment of the risk that pricing margins will change adversely over time due to competition or other factors.

Simulation analysis is only an estimate of our interest rate risk exposure at a particular point in time. We continually review the potential effect changes in interest rates could have on the repayment of rate sensitive assets and funding requirements of rate sensitive liabilities.

The table below sets forth an approximation of our exposure as a percentage of estimated net interest income for the next twelve months and for the twelve month period thereafter using interest income simulation. The simulation uses projected repricing of assets and liabilities at March 31, 2006 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rates can have a significant impact on interest income simulation. Because of the large percentage of loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

The following table reflects changes in our estimated net interest income.

	At March 31, 2006 Percentage Change in Estimated Net Interest Income Over
	First 12 Months	Second 12 Months
200 basis point increase in rates	(2.21)%	(4.30)%
200 basis point decrease in rates	(3.18)	(9.23)

The changes in rates in the above table is assumed to occur evenly over the following twelve months. Based on the scenario above, net interest income would be adversely affected in the first twelve months and the twelve months thereafter if rates rose by 200 basis points. In addition, if rates declined by 200 basis points net interest income would be adversely affected in the first twelve months and the twelve months thereafter. The above changes are all within Enfield Federal’s internal guidelines for net interest income simulation.

Net Portfolio Value Simulation Analysis. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at March 31, 2006 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point (“bp”) Change in Rates	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
	(Dollars in thousands)
	$ Amount	$ Change	% Change	NPV Ratio	Change
300 bp	$40,016	$(12,399)	(24)%	16.18%	(355	)bp
200	43,987	(8,429)	(16)	17.38	(235)
100	48,095	(4,321)	(8)	18.55	(118)
0	52,415	—	—	19.73	—
(100)	54,126	1,710	3	20.07	34
(200)	53,509	1,094	2	19.70	(3)

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities, borrowings from the Federal Home Loan Bank of Boston and securities sold under agreements to repurchase. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in money market mutual funds, federal funds sold and short- and intermediate-term agency and municipal securities.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At March 31, 2006, cash and cash equivalents totaled $38.7 million. Securities classified as available for sale, which provide additional sources of liquidity, totaled $52.3 million at March 31, 2006. In addition, at March 31, 2006, we had the ability to borrow approximately $44.8 million from the Federal Home Loan Bank of Boston. On that date, we had $21.6 million outstanding.

At March 31, 2006, we had $14.3 million in loan commitments outstanding, which included $5.5 million in undisbursed construction loans and $5.0 in unused lines of credit. Certificates of deposit due within one year of March 31, 2006 totaled $48.7 million, or 28.8% of total deposits. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2007. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents our contractual obligations at March 31, 2006.

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Long-Term Debt Obligations (1)	$21,642	$3,755	$6,292	$5,875	$5,720
Operating Lease Obligations	11,540	458	873	858	9,351

Total	$33,182	$4,213	$7,165	$6,733	$15,071

(1)	Consists of Federal Home Loan Bank advances.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts, Federal Home Loan Bank advances and securities sold under agreements to repurchase. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposits and commercial banking relationships. Occasionally, we offer promotional rates on certain deposit products to attract certain deposit products.

The following table presents our primary investing and financing activities during the periods indicated.

	Years Ended March 31,
	2006	2005	2004
	(In thousands)
Investing activities:
Loan originations and participations	$45,988	$47,074	$52,156
Securities purchases	17,321	26,927	39,300

Financing activities:
Increase in deposits	$6,053	$201	$33,837
Increase in FHLB advances	6,022	5,694	1,784
Increase in securities sold under agreements to repurchase	3,081	3,456	788

Capital Management. We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2006, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See Item 1. Description of Business—”Regulation and Supervision—Federal Banking Regulation—Capital Requirements” and note 14 of the notes to the consolidated financial statements.

The capital we raised in the offering significantly increased our liquidity and capital resources. Over time, our liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity that resulted from the capital raised in the offering initially had an adverse impact on our return on equity. We may use capital management tools such as cash dividends and share repurchases. However, under Office of Thrift Supervision regulations, we will not be allowed to repurchase any shares during the first year following the offering, except to fund the restricted stock awards under the stock-based benefit plan, unless extraordinary circumstances exist and we receive regulatory approval.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. A presentation of our outstanding loan commitments and unused lines of credit at March 31, 2006 and their effect on our liquidity is presented at note 17 of the notes to the consolidated financial statements included in this proxy statement/prospectus and under “—Risk Management—Liquidity Management.”

For the year ended March 31, 2006, we did not engage in any off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). This Statement revises FASB Statement No. 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for New England Bancshares as of the beginning of the first interim or annual reporting period of New England Bancshares’ first fiscal year that begins after December 15, 2005. The additional annual compensation cost for our stock options outstanding at March 31, 2006 that is expected to be recognized in fiscal year 2007, as a result of the adoption of SFAS No. 123R, is approximately $143,000 before taxes.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-3 (“SOP 03-3”) “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created nor “carried over” in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, “Accounting by Creditors for Impairment of a Loan.” This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The adoption of SOP 03-3 did not have a material impact on our financial position or results of operations.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this proxy statement/prospectus have been prepared in accordance with generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Stock Ownership

The following table provides information as of May 4, 2007, with respect to persons known by New England Bancshares to be the beneficial owners of more than 5% of New England Bancshares’ outstanding common stock. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned		Percent of Common Stock Outstanding
Enfield Federal Savings and Loan Association Employee Stock Ownership Plan 855 Enfield Street Enfield, Connecticut 06082	417,646	(1)	7.8%

Investors of America, Limited Partnership James F. Dierberg Dierberg Operating Foundation, Inc. 135 North Meramec Clayton, Missouri 63105	371,300	(2)	7.0%

(1)	Includes 350,945 shares that have not been allocated to participants’ accounts. Under the terms of the ESOP, the ESOP trustee will vote shares allocated to participants’ accounts in the manner directed by the participants. The ESOP trustee, subject to its fiduciary responsibilities, will vote unallocated shares and allocated shares for which no timely voting instructions are received in the same proportion as shares for which the trustee has received proper voting instructions from participants.
(2)	Based on information contained in a Schedule 13G filed with the Securities and Exchange commission on May 4, 2007.

The following table provides information about the shares of our common stock that may be considered to be owned by each of our directors, by the executive officers named in the Summary Compensation Table and by all of our directors and executive officers as a group as of May 4, 2007. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

Name	Number of Shares Owned (excluding options) (1)(2)(3)		Number of Shares That May Be Acquired Within 60 Days By Exercising Options (1)	Percent of Common Stock Outstanding (4)
Lucien P. Bolduc	13,299		11,599	*
Peter T. Dow	20,082	(5)	11,599	*
William C. Leary	20,259		—	*
Myron J. Marek	17,153		11,599	*
Dorothy K. McCarty	13,714		11,599	*
Scott D. Nogles	21,126		2,842	*
David J. O’Connor	72,910	(6)	67,664	2.6%
John F. Parda	26,858	(7)	9,473	*
Richard K. Stevens	31,223		11,599	*
Richard M. Tatoian	13,530		11,599	*
All executive officers and directors as a group (10 persons)	250,154		149,573	7.3%

*	Less than 1% of shares outstanding
(1)	The number of shares owned and the number of shares that may be acquired by exercising options reflects the exchange of one share of the former New England Bancshares common stock and options to purchase one share of the former New England Bancshares common stock for 2.3683 shares or options to purchase 2.3683 shares of current New England Bancshares common stock on December 28, 2005 in connection with New England Bancshares’ second-step conversion.
(2)	Includes unvested shares of restricted stock held in trust under the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan, with respect to which the beneficial owner has voting but not investment power as follows: Messrs. Bolduc, Dow, Marek, Stevens and Tatoian and Ms. McCarty—5,682 shares; Mr. O’Connor—33,166 shares; Mr. Nogles—5,000 shares and Mr. Parda—9,736 shares.
(3)	Includes shares allocated under the Enfield Federal Savings and Loan Association Employee Stock Ownership Plan, with respect to the individual has voting but not investment power as follows: Mr. Nogles—865 shares; Mr. O’Connor—8,660 shares; and Mr. Parda—4,506 shares.
(4)	Based on 5,346,583 shares of our common stock outstanding as of May 4, 2007, plus the number of shares that each person may acquire within 60 days by exercising stock options.
(5)	Includes 10,920 shares held in a trust in which Mr. Dow shares voting and investment power.
(6)	Includes 703 shares held in trust in which Mr. O’Connor shares voting and investment power.
(7)	Includes 464 shares held in trust in which Mr. Parda shares voting and investment power.

INFORMATION ABOUT FIRST VALLEY BANCORP

General

First Valley Bancorp, Inc., a Connecticut corporation was formed in 2005, for the purpose of becoming the one-bank holding company of Valley Bank, a wholly-owned subsidiary. First Valley Bancorp’s activity is currently limited to the holding of Valley Bank’s outstanding common stock and Valley Bank is First Valley Bancorp’s primary investment. First Valley Bancorp’s net income is largely derived from the business of Valley Bank.

Valley Bank commenced operations as a Connecticut state-chartered commercial bank on November 15, 1999. Valley Bank is an insured bank under the Federal Deposit Insurance Act up to its applicable limits. Like most state-chartered commercial banks in Connecticut, it is not a member of the Federal Reserve System.

Valley Bank conducts its business from four full-service locations serving the greater Bristol community, its main office at Four Riverside Avenue, Bristol, Connecticut, 06010, and three additional full-service offices at 8 South Main Street in the Terryville section of Plymouth, Connecticut, 06786, at 98 Main Street in Southington, Connecticut, 06489 and an office at 888 Farmington Avenue in Bristol, Connecticut 06010.

Valley Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in small business, commercial real estate, residential real estate and consumer loans. In connection with both loans and deposits, Valley Bank does a substantial amount of business with individuals as well as customers in commercial and professional businesses. Valley Bank offers safe deposit boxes at all full-service locations, and other customary bank services to its customers. Valley Bank has drive-up facilities and automated teller machines which are connected to the NYCE, SUM and PLUS networks. In January 2006, the Board of Directors authorized Valley Bank to begin offering full-time access to advisory and investment services to consumers and businesses on retirement planning, individual investment portfolios, and strategic asset management. The new services to be provided by Valley Bank (d/b/a Riverside Investment Services) include mutual funds, life insurance options, tax and estate planning, and investment portfolio analysis. In April 2006, Valley Bank hired Thomas O. Barnes, Jr. as the Manager of Riverside Investment Services and began to provide these services. Riverside Investment Services is located on the second floor of Valley Bank’s main office on Four Riverside Avenue, Bristol, Connecticut.

In April 2006, Valley Bank entered into a broker/dealer relationship with LPL (Linsco/Private Ledger) in Boston. Before April 2006, Valley Bank had offered its customers investment services on a part-time basis through a relationship with Tracy Driscoll, Inc., a local insurance agency, and Bannon, Ohanesian & Lecours, Inc., a full-service, independent broker/dealer headquartered in West Hartford, Connecticut.

The officers and employees of Valley Bank have engaged in marketing activities, including the evaluation and development of new products and services, in order to enable Valley Bank to retain and improve its competitive position in its market. The incremental cost to Valley Bank for these marketing activities, which occur largely in the course of general duties by such officers and employees, cannot be calculated with any degree of certainty.

Neither First Valley Bancorp nor Valley Bank hold any patents, trademarks, licenses, franchises or concessions materially important to Valley Bank, other than those required or granted by regulatory authorities.

The retail nature of Valley Bank’s operations allows for full diversification of depositors and borrowers. Most of Valley Bank’s deposits are from individuals and small to medium size business-related sources. No material portion of Valley Bank’s loans is concentrated within a single industry or group of related industries. No loans are made to foreign companies or governments. Valley Bank generally finances real estate within its market area.

At December 31, 2006, Valley Bank had 52 full time equivalent employees.

Valley Bank competes with virtually all banks and savings institutions, which offer services in its market area. Valley Bank directly competes in its service areas with branches of most of Connecticut’s largest banks, each of which has greater financial and other resources to conduct large advertising campaigns and to allocate their investment assets in areas of highest yield and demand. These banks have higher lending limits than does Valley Bank by virtue of greater total capitalization and generally perform certain other functions, such as private banking and international banking services, which Valley Bank is not equipped to offer directly. To attract business in this competitive environment, Valley Bank relies heavily on local promotional activities and personal contact by its officers, directors, staff and shareholders, and on its ability to provide personalized service in a unique banking environment.

Valley Bank’s business is affected not only by competition and general economic conditions, but also by governmental, tax, monetary and fiscal policies.

Valley Bank faces significant competition from other banking institutions as well as non-banks operating in Valley Bank’s market area. Connecticut currently allows institutions from outside Connecticut to establish operations in Connecticut either through newly chartered or acquired Connecticut institutions. In recent years, institutions based in other states have opened facilities in Valley Bank’s market area. It is uncertain what effect competition from such institutions, generally having much larger resources than Valley Bank, will have on Valley Bank.

As a bank holding company, First Valley Bancorp’s operations are subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve Board. The Federal Reserve Board has established capital adequacy guidelines for bank holding companies that are similar to the Federal Deposit Insurance Corporation’s capital guidelines applicable to Valley Bank. The Bank Holding Company Act of 1956, as amended, limits the types of companies that a bank holding company may acquire or organize and the activities in which it or they may engage. In general, bank holding companies and their subsidiaries are only permitted to engage in, or acquire direct control of, any company engaged in banking or in a business so closely related to banking as to be a proper incident thereto. Federal legislation enacted in 1999 authorizes certain entities to register as financial holding companies. Registered financial holding companies are permitted to engage in businesses, including securities and investment banking businesses, which are prohibited to bank holding companies. While the creation of financial holding companies is evolving, to date there has been no significant impact on First Valley Bancorp.

Under the Bank Holding Company Act, First Valley Bancorp is required to file annually with the Federal Reserve Board a report of its operations. First Valley Bancorp is subject to examination by the Federal Reserve Board. In addition, First Valley Bancorp will be required to obtain prior approval of the Federal Reserve Board to acquire, with certain exceptions, more than five percent of the outstanding voting stock of any bank or bank holding company, to acquire all or substantially all of the assets of a bank, or to merge or consolidate with another bank holding company. Moreover, First Valley Bancorp and Valley Bank are prohibited from engaging in certain tying arrangements in connection with any extension of credit or provision of any property or services. Valley Bank is also subject to certain restrictions imposed by the Federal Reserve Act on issuing any extension of credit to First Valley Bancorp or making any investments in the stock or other securities thereof and on the taking of such stock or securities as collateral for loans to any borrower. If First Valley Bancorp wants to engage in businesses permitted to financial holding companies but not to bank holding companies, it would need to register with the Federal Reserve Board as a financial holding company.

The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that a bank holding company’s net income for the past year is sufficient to cover both the cash dividend and a rate of earnings retention that is consistent with the bank holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board has also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board pursuant to applicable law, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the bank holding company’s bank subsidiary is classified as “undercapitalized.”

A bank holding company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net considerations paid for all such purchases or redemptions during the preceding twelve months, is equal to ten percent or more of its consolidated retained earnings. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order, or any condition imposed by, or written agreement with, the Federal Reserve Board.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Riegle-Neal Act”) was enacted to ease restrictions on interstate banking. Effective September 29, 1995, the Riegle-Neal Act allows the Federal Reserve Board to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company’s state, without regard to whether the transaction is prohibited by laws of any state. The Federal Reserve Board may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Riegle-Neal Act also prohibits the Federal Reserve Board from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank’s home state or in any state in which the target bank maintains a branch. The Riegle-Neal Act does not affect the authority of state to limit the percentage of total insured deposits in the state, which may be held or controlled by a bank or bank holding company to the extent that such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% statewide concentration limits contained in the Riegle-Neal Act.

First Valley Bancorp is subject to capital adequacy rules and guidelines issued by the Federal Reserve Board, and Valley Bank is subject to capital adequacy rules and guidelines issued by the Federal Deposit Insurance Corporation. The substantially parallel rules and guidelines require First Valley Bancorp to maintain certain minimum ratios of capital to adjusted total assets and/or risk-weighted assets. Under provisions of the Federal Deposit Insurance Corp Improvement Act of 1991, the Federal regulatory agencies are required to implement and enforce these rules in a stringent manner. First Valley Bancorp is also subject to applicable provisions of Connecticut law insofar as they do not conflict with, or are not otherwise preempted by, Federal banking law.

First Valley Bancorp is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with the Exchange Act, files periodic reports, proxy statements and other information with the Securities Exchange Commission.

Valley Bank’s operations are subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation and the State of Connecticut Department of Banking.

Federal and state banking regulations regulate, among other things, the scope of the business a bank, a bank holding company, or a financial holding company, the investments a bank may make, deposit reserves a bank must maintain, the nature and amount of collateral for certain loans a bank makes, the establishment of branches and the activities of a bank with respect to mergers and acquisitions. Valley Bank is subject to the federal regulations promulgated pursuant to the Financial Institutions Supervisory Act to prevent banks from engaging in unsafe and unsound practices, as well as various other federal and state laws and consumer protection laws.

The earnings and growth of First Valley Bancorp, Valley Bank and the banking industry are affected by the monetary and fiscal policies of the United States government and its agencies, particularly the Federal Reserve Board. The Open Market Committee of the Federal Reserve Board implements national monetary policy to curb inflation and combat recession. The Federal Reserve Board uses its power to adjust interest rates in United States Government securities, the Discount rate and the deposit reserve retention rates. The actions of the Federal Reserve Board influence growth of bank loans, investment and deposits. They can also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

In addition to other laws and regulations, Valley Bank is subject to the Community Reinvestment Act, which requires the Federal bank regulatory agencies, when considering certain applications involving First Valley Bancorp or Valley Bank, to consider Valley Bank’s record of helping to meet the credit needs of the entire community, including low- and moderate-income neighborhoods. The Community Reinvestment Act was originally enacted because of concern over unfair treatment of prospective borrowers by banks and over unwarranted geographic differences in lending patterns. Existing banks have sought to comply with Community Reinvestment Act in various ways; some banks have made use of more flexible lending criteria for certain types of loans and borrowers (consistent with the requirement to conduct safe and sound operations), while other banks have increased their efforts to make loans to help meet identified credit needs within the consumer community, such as those for home mortgages, home improvements and small business loans. For example, this may include participation in various government insured lending programs, such as Federal Housing Administration insured or Veterans Administration guaranteed mortgage loans, Small Business Administration loans, and participation in other types of lending programs such as high loan-to-value conventional mortgage loans with private mortgage insurance. To date, the market area from which Valley Bank draws much of its business is Bristol, Burlington, Farmington, Plainville, Plymouth, Southington and Wolcott. As Valley Bank expands further, the market areas served by Valley Bank will continue to evolve. First Valley Bancorp and Valley Bank have not and will not adopt any policies or practices, which discourage credit applications from, or unlawfully discriminate against, individuals or segments of the communities served by Valley Bank. Valley Bank’s current Community Reinvestment Act rating is satisfactory.

On October 26, 2001, the United and Strengthening America by Providing Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA Patriot Act, was enacted to further strengthen domestic security following the September 11, 2001 attacks. The USA Patriot Act amends various federal banking laws, particularly the Bank Secrecy Act with the intent to curtail money laundering and other activities that might be undertaken to finance terrorist actions. The USA Patriot Act also requires that financial institutions in the United States enhance already established anti-money laundering policies, procedures and audit functions and ensure that controls are reasonably designed to detect instances of money laundering through certain correspondent and private bank accounts. Verification of customer identification, maintenance of said verification records, and cross-checking names of new customers against government lists of known or suspected terrorists is also required. The Patriot Act was recently re-authorized and modified with the enactment of the USA Patriot Act Improvement and Reauthorization Act of 2005.

On July 20, 2002, the Sarbanes-Oxley Act of 2002 (the “SOX Act”) was enacted, the primary purpose of which is to protect investors through improved corporate governance and responsibilities of and disclosures by public companies. The SOX Act contains provisions for the limitations of services that external auditors may provide as well as requirements for the credentials of the Audit/Compliance Committee members. In addition, the principal executive and principal financial officers are required to certify in quarterly and annual reports that they have reviewed the report; and based on the officers’ knowledge, the reports accurately present the financial condition and results of operations of the Company and contain no untrue statement or omission of material fact. The officers also certify their responsibility for establishing and maintaining a system of internal controls, which insure that all material information is made known to the officers; this certification also includes the evaluation of the effectiveness of disclosure controls and procedures and their impact upon financial reporting. Section 404 of the SOX Act entitled Management Assessment of Internal Controls, requires that each annual report include an internal control report which states that it is the responsibility of management for establishing and maintaining an adequate internal control structure and procedures for financial reporting, as well as an assessment by management of the effectiveness of the internal control structure and procedures for financial reporting. This section further requires that the external auditors attest to, and report on, the assessment made by management. On December 15, 2006, the Securities Exchange Commission extended the Section 404 compliance dates for non-accelerated filers (those issuers with non-affiliated public float of less that $75 million) to (a) fiscal years ending on or after December 15, 2007 for management’s assessment regarding internal control over financial reporting and (b) fiscal years ending on or after December 15, 2008 for the auditor attestation due to the burdens on smaller companies in designing and implementing compliance with this section.

First Valley Bancorp does not anticipate that compliance with applicable federal and state banking laws will have a material adverse effect on its business or the business of Valley Bank. Compliance by First Valley Bancorp and Valley Bank with federal, state and local provisions which have been enacted or adopted regulating or otherwise relating to the discharge of material into the environment is not expected to have a material effect upon the capital expenditures, earnings or competitive position of First Valley Bancorp.

Management’s Discussion and Analysis of Results of Operations

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

Overview

First Valley Bancorp, a Connecticut corporation, is a bank holding company for Valley Bank, a Connecticut state-chartered, commercial bank and Federal Deposit Insurance Corporation insured commercial bank headquartered in Bristol, Connecticut. First Valley Bancorp’s principal business consists of the business of Valley Bank. First Valley Bancorp and Valley Bank were formed in 2005 and 1999, respectively. Valley Bank, which has its main office in Bristol, opened a second full service office in the Terryville section of Plymouth in 2002. In the first quarter of 2007, Valley Bank opened its third and fourth full service offices in Southington, Connecticut and at 888 Farmington Avenue in Bristol. Valley Bank provides banking services to commercial and individual customers primarily in the town of Bristol and the neighboring communities of Burlington, Farmington, Plainville, Plymouth, Southington and Wolcott. Valley Bank offers to its business customer’s demand, savings and time deposit accounts and the granting of various types of commercial loans and commercial real estate loans. The services provided by Valley Bank to consumers include checking, savings and time deposit accounts, as well as mortgage loans and consumer loans.

Valley Bank (d/b/a/ Riverside Investment Services) provides full-time access to advisory and investment services to consumers and businesses on retirement planning, individual investment portfolios, and strategic asset management. Riverside Investment Services offers mutual funds, life insurance options, tax planning, estate planning and investment portfolio analysis.

In December 2004, Valley Bank’s Board of Directors approved reorganizing Valley Bank into a bank holding company structure. It was the Board’s belief that the reorganization would increase the corporate flexibility of Valley Bank, would allow Valley Bank to better take advantage of additional business opportunities, and would provide Valley Bank with operational and competitive benefits. The reorganization received all regulatory approvals and became effective in July 2005. As a result of the reorganization, Valley Bank became the wholly-owned subsidiary of First Valley Bancorp through a one-for-one, tax free exchange of Valley Bank’s common stock for common stock of the holding company. First Valley Bancorp’s stock is listed at www.otcbb.com under the symbol “FVLY.”

In December 2005, First Valley Bancorp’s Board of Directors declared a 1 for 10 stock split of First Valley Bancorp’s common stock (i.e. each shareholder received one (1) additional share of common stock for each ten (10) shares owned). The stock split had a record date of December 30, 2005 and a payment date of January 30, 2006. All stock shares and per share amounts prior to the split have been restated to give effect to the stock split.

The following discussion and analysis presents a review of the operating results and financial condition of First Valley Bancorp and Valley Bank, as applicable, for the years ended December 31, 2006, 2005 and 2004. The discussion below should be read in conjunction with the financial statements and other financial data presented in First Valley Bancorp’s 2006 Financial Statements.

Capital Resources

During 2006, capital accounts increased by $831,000, or 8.6%, to $10.5 million, while book value per share increased from $8.18 at December 31, 2005 to $8.82 at December 31, 2006. The increase in capital accounts resulted from net income of $573,000, proceeds from stock issued under the stock option plan of $40,000, proceeds from shares issued through the exercise of stock options of $46,000 and net unrealized gains of $172,000 on securities available for sale, net of income taxes.

First Valley Bancorp and Valley Bank are subject to minimum capital requirements established, respectively, by the Federal Reserve Board and the Federal Deposit Insurance Corporation. The Federal Reserve Board capital requirements for bank holding companies generally parallel the capital requirements applicable to state non-member banks, such as Valley Bank, under regulations promulgated by the Federal Deposit Insurance Corporation. At December 31, 2006, First Valley Bancorp’s Tier I leverage ratio was 7.5% and its Tier 1 and total risk-based capital ratios were 9.5% and 10.8%, respectively. At the end of 2005, these ratios were 8.8%, 11.6% and 12.8%, respectively. First Valley Bancorp is deemed to be “well capitalized” under applicable Federal Reserve Board regulations on the basis of its current capital measures. Valley Bank’s capital ratios as of December 31, 2006 were a Tier 1 leverage ratio of 7.8%, and Tier 1 and total risk-based capital ratios of 9.9% and 11.1%, respectively. At the end of 2005, these ratios were 8.8%, 11.6% and 12.9%, respectively. The capital ratios of Valley Bank at December 31, 2005 were considered “well capitalized” for regulatory purposes.

At December 31, 2006, First Valley Bancorp had a total of 1,194,550 shares outstanding and approximately 513 shareholders.

Liquidity

A primary function of Valley Bank’s asset/liability management process is to provide Valley Bank with adequate funds for loan requests, deposit outflows and other recurring financial obligations. Valley Bank’s primary sources of liquidity include cash on hand and due from banks, federal funds sold, money market accounts, maturities and principal and interest payments on loans and securities, deposits and Federal Home Loan Bank of Boston advances. Valley Bank monitors its liquidity position carefully, so that it might identify trends that could impact its liquidity/cash flow position.

At December 31, 2006, approximately 27% of Valley Bank’s assets were held in cash and cash equivalents and securities and 69% of Valley Bank’s assets were held in loans. Valley Bank’s ratio of loans to deposits, which is used as a general guideline in managing its asset/liability mix, was 81% at December 31, 2006.

Valley Bank has other liquidity related policy targets and thresholds which are reviewed on a regular basis by the Asset/Liability Committee. Valley Bank reviews and sets deposit rates weekly based upon Valley Bank’s need for funds, competition in the market area, and the availability and pricing of other funding sources.

Valley Bank is also a member of the Federal Home Loan Bank of Boston, which provides an alternative-funding source for Valley Bank’s liquidity needs. There were $10.8 million of Federal Home Loan Bank of Boston advances outstanding at December 31, 2006 and $15.0 million of Federal Home Loan Bank of Boston advances outstanding at December 31, 2005. Valley Bank had additional borrowing capacity at the Federal Home Loan Bank of Boston of approximately $17 million at December 31, 2006.

First Valley Bancorp had $4.1 million of subordinated debt at December 31, 2006 that resulted from the trust preferred offering that was completed in July 2005. The debt bears an interest rate fixed at 6.42% for the first five years and a floating interest rate set at three-month LIBOR plus 190 basis points thereafter.

Each of Valley Bank’s sources of liquidity is vulnerable to various uncertainties beyond the control of Valley Bank. Scheduled loan and security payments are a relatively stable source of funds, but prepayments on loans and securities, security calls, and deposit flows can all vary widely in reaction to market conditions, primarily prevailing interest rates. Valley Bank’s financial condition is also affected by its ability to borrow at attractive rates and other market conditions.

Valley Bank considers its sources of liquidity to be adequate to provide for expected and unexpected balance sheet fluctuations and to provide funds for growth. Management closely monitors Valley Bank’s liquidity/cash flow position and is not currently aware of any trends or uncertainties that would create liquidity problems in the near future.

Asset / Liability Management and Market Risk

Market risk is defined as the sensitivity of income to fluctuations in interest rates, foreign exchange rates, equity prices, commodity prices and other market-driven rates or prices. Based upon the nature of First Valley Bancorp’s business, market risk is primarily limited to interest rate risk, which exposes First Valley Bancorp to risks caused by changes in interest rates affecting its loans, securities, deposits and borrowings.

First Valley Bancorp’s Asset/Liability Committee is responsible for the financial management of net interest income, liquidity, capital, and other such activities. The primary objective of First Valley Bancorp’s interest rate risk management process is to minimize the volatility to earnings from changes in interest rates. First Valley Bancorp manages interest rate risk by structuring its balance sheet to attempt to maximize overall profitability, increase revenue, and achieve a desired level of net interest income while managing interest rate sensitivity risk and liquidity.

First Valley Bancorp manages interest rate risk within limits approved by its Board of Directors using an earnings simulation model that simulates earnings over a specified time horizon to measure the amount of short-term earnings at risk under a variety of interest rate scenarios. First Valley Bancorp also utilizes balance sheet gap analysis to measure and monitor its short-, medium- and long-term interest rate positions and exposures. First Valley Bancorp’s earnings analysis incorporates numerous assumptions about balance sheet changes, prepayments, product pricing and the behavior of interest rates. This type of earnings simulation includes assumptions that are inherently uncertain and, as a result, the model cannot precisely estimate the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions, and management’s strategies, among other factors. The purpose of the earnings simulations is to provide management with a reasonably comprehensive view of the magnitude of the interest rate risk, the distribution of risk along the yield curve, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships.

Impact of Inflation and Changing Prices

First Valley Bancorp’s financial statements have been prepared in terms of historical dollars, without considering changes in relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on the financial institution’s performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular, real estate. Inflation, or disinflation, could significantly affect First Valley Bancorp’s earnings in future periods.

Off-Balance Sheet Arrangements

At December 31, 2006, Valley Bank had total unadvanced commercial and consumer lines of credit of $22.0 million and total commercial and consumer loan commitments of $8.8 million. In addition, Valley Bank had $2.1 million in standby letters of credit at December 31, 2006. Valley Bank had no arrangements with any other entities that have or are reasonably likely to have a material affect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Note 11 of First Valley Bancorp’s 2006 Financial Statements contains information on off-balance sheet arrangements.

Contractual Obligations

At December 31, 2006, Valley Bank had $10.8 million in fixed rate advances from the Federal Home Loan Bank of Boston. Payments of the advances include monthly principal and interest payments as well as principal payments that are due at maturity. First Valley Bancorp had $4.1 million in subordinated debentures at December 31, 2006, which are at a fixed rate of interest until 2010 after which the notes will become floating rate. Note 6 of First Valley Bancorp’s 2006 Financial Statements includes a schedule of borrowings by maturity.

Investments

Valley Bank’s investment portfolio is comprised primarily of U.S. agency obligations and mortgage-backed securities. Valley Bank also has corporate and municipal bonds and variable rate preferred securities in its investment portfolio. Note 2 of First Valley Bancorp’s 2006 Financial Statements identifies the composition and maturity structure of the investment portfolio.

The following schedule sets forth the carrying values and fair values of the securities portfolio at the dates indicated.

	December 31,
	2006		2005
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Government and agency obligations	$7,500	$7,398	$9,008	$8,817
Corporate bonds	2,060	2,010	2,095	2,020
Municipal bonds	2,562	2,556	2,564	2,549
Mortgage-backed securities	12,986	12,708	20,456	20,021
Equity securitites	2,000	2,000	500	500

Total	$27,108	$26,672	$34,623	$33,907

The following table sets forth the stated maturities and weighted average yields of our debt securities at December 31, 2006. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. Municipal bonds and variable rate preferred securities have not been adjusted to a tax equivalent basis. These repricing schedules are not reflected in the table below.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
December 31, 2006 (In thousands)	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
U.S. Government and agency obligations	$3,471	3.39%	$3,927	3.86%	$—	—%	$—	—%	$7,398	3.64%
Corporate bonds	504	2.93	1,506	3.68	—	—	—	—	2,010	3.49
Municipal bonds	—	—	—	—	1,179	5.59	1,377	5.82	2,556	5.71
Mortgage-backed securities	—	—	1,414	3.81	—	—	11,294	4.25	12,708	4.20

Total	$3,975	3.33	$6,847	3.81	$1,179	5.59	$12,671	4.42	$24,672	4.13

Loans

Valley Bank engages in a variety of lending activities with loans primarily categorized as commercial, commercial real estate, residential mortgage and consumer loans. Both fixed and adjustable rate loans are originated under a variety of terms. Note 3 of First Valley Bancorp’s 2006 Financial Statements shows the composition of the loan portfolio and also gives a breakout of Valley Bank’s investment in fixed and adjustable rate loans based upon term to maturity.

Valley Bank has been able to maintain a high overall credit quality through the establishment and observance of prudent lending practices and policies. Valley Bank established a written loan policy, which has been adopted by the Board of Directors and is reviewed at least annually. All loans are reviewed at least monthly by a Loan Committee consisting of members of the Board of Directors. Valley Bank currently does not engage in loan participations outside the State of Connecticut. Valley Bank does not have any foreign loans.

In managing the growth of its loan portfolio, Valley Bank has focused on: (1) the application of prudent underwriting criteria; (2) active involvement by executive Bank officers and the Loan Committee in the approval process; and (3) active monitoring of loans to ensure that repayments are made in a timely manner and to identify potential loan problems. At December 31, 2006, Valley Bank had $270,000 in non-performing loans compared with $337,000 at December 31, 2005 and no non-performing loans at December 31, 2004. These loans, delinquent 90 days or more, were accounted for on a non-accrual basis. Valley Bank had no accruing loans, which were contractually past due 90 days or more as to principal or interest payments. Impaired loans totaled $720,000 and

$337,000, respectively, at December 31, 2006 and 2005. Valley Bank had no loans considered impaired at December 31, 2004. Note 3 of First Valley Bancorp’s 2006 Financial Statements provides an analysis of Valley Bank’s loan loss experience and allowance for possible loan losses.

	December 31,
	2006		2005
(In thousands)	Amount	Percent	Amount	Percent
Real estate loans:
Residential	$22,925	16.9%	$22,848	20.5%
Commercial	69,603	51.2	54,653	49.0

Total real estate loans	92,528	68.1	77,501	69.5
Commercial loans	30,162	22.2	22,726	20.4
Consumer loans	13,127	9.7	11,317	10.1

Total loans	135,817	100.0%	111,544	100.0%

Net deferred loan fees	248		225
Allowance for losses	1,860		1,546

Loans, net	$133,709		$109,773

The following table shows contractual maturities and interest-rate sensitivity of selected loan categories:

December 31, 2006 (In thousands)	One Year or Less	More than One to Five Years	More than Five Years	Total
Contractual Maturity:
Residential real estate	$1,315	$1,160	$20,450	$22,925
Commercial real estate	13,188	7,785	48,630	69,603
Commercial	8,339	13,960	7,863	30,162
Consumer and home equity loans	655	3,368	9,104	13,127

Total	$23,497	$26,273	$86,047	$135,817

Interest rate sensitivity:
Fixed-rate loans	$7,389	$17,654	$14,425	$39,468
Variable rate loans	16,108	8,619	71,622	96,349

Total	$23,497	$26,273	$86,047	$135,817

The following table provides information on troubled debt restructurings and nonperforming assets at the dates indicated:

	December 31,
(In thousands)	2006	2005
Nonaccrual loans:
Residential real estate	$257	$257
Commercial real estate	—	—
Commercial	—	80
Consumer and home equity	13	—

Total	270	337

Accruing loans past due 90 days or more:
Residential real estate	—	—
Commercial real estate	—	—
Commercial	—	—
Consumer and home equity	—	—

Total	—	—
Total of nonaccrual and 90 days or more past due loans	270	337

Real estate owned	—	—
Other nonperforming assets	—	—

Total nonperforming assets	270	337
Troubled debt restructurings	174	—

Troubled debt restructurings and total nonperforming assets	$444	$337

Total nonperforming loans to total loans	0.20%	0.30%
Total nonperforming loans to total assets	0.14%	0.21%
Total nonperforming assets and troubled debt restructurings to total assets	0.23%	0.21%

Interest income that would have been recorded for the year ended December 31, 2006, had nonaccruing loans been current according to their original terms amounted to $30,000. No interest related to nonaccrual loans was included in interest income for the year ended December 31, 2006.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	December 31,
	2006		2005
(In thousands)	Amount	% of Loans in Category To Total Loans	Amount	% of Loans in Category To Total Loans
Residential real estate	$132	16.9%	$96	20.5%
Commercial real estate	673	51.2	596	49.0
Commercial	789	22.2	564	20.4
Consumer and home equity	149	9.7	147	10.1
Unallocated	117	—	143	—

Total allowance for loan losses	$1,860	100.0%	$1,546	100.0%

Transactions in the allowance for possible loan losses for the years ended December 31, were as follows:

	December 31,
(In thousands)	2006	2005
Allowance at beginning of period	$1,546	$1,295

Provision for loan losses	321	348
Charge offs:
Residential real estate loans	—	—
Commercial real estate loans	—	—
Commercial loans	—	(114)
Consumer and home equity loans	(11)	—

Total charge-offs	(11)	(114)

Recoveries	4	17

Net charge-offs	(7)	(97)

Allowance at end of period	$1,860	$1,546

Allowance to nonperforming loans	689.08%	458.59%
Allowance to total loans outstanding at the end of the period	1.37%	1.39%
Net charge-offs to average loans outstanding during the period	0.01%	0.11%

Deposits

Valley Bank offers a number of different deposit accounts, including NOW accounts, business and personal checking accounts, statement and passbook savings accounts, money market deposit accounts, certificates of deposit, and IRA accounts. Note 5 of First Valley Bancorp’s 2006 Financial Statements identifies the composition of deposits and the maturity structure of certificates of deposit.

As of December 31, 2006, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $42 million. The following table sets forth the maturity of those certificates.

December 31, 2006 (In thousands)	Certificates of Deposit
Maturity Period
Three months or less	$10,450
Over three through six months	9,233
Over six through twelve months	17,763
Over twelve months	4,073

Total	$41,519

Borrowed Funds

Valley Bank is a member of the Federal Home Loan Bank of Boston and has the ability to borrow from the Federal Home Loan Bank of Boston based on a certain percentage of the value of Valley Bank’s qualified collateral, as defined in the Federal Home Loan Bank of Boston Statement of Products Policy.

Valley Bank utilizes advances for a number of purposes including to match fund loans and investment securities and to fill temporary funding gaps. Note 6 of First Valley Bancorp’s 2006 Financial Statements identifies the composition and maturity structure of First Valley Bancorp’s borrowed funds.

At December 31, 2006 and December 31, 2005, First Valley Bancorp had $15.0 million and $19.1 million, respectively, in borrowed funds. First Valley Bancorp has used excess deposit flows during the year to repay maturing Federal Home Loan Bank of Boston advances. The weighted average rates on borrowed funds at December 31, 2006 and December 31, 2005 were 5.32% and 4.79%, respectively.

	Years Ended December 31,
(In thousands)	2006	2005
Maximum amount outstanding at any month-end during the period:
FHLB advances	$16,976	$15,019
Subordinated debt	4,104	4,098
Average amount outstanding during the period (1):
FHLB advances	11,210	10,707
Subordinated debt	4,101	1,717
Weighted average interest rate during the period (1):
FHLB advances	4.48%	3.30%
Subordinated debt	6.42%	6.42%
Balance outstanding at end of period:
FHLB advances	10,848	15,019
Subordinated debt	4,104	4,098
Weighted average interest rate at end of period:
FHLB advances	4.90%	4.34%
Subordinated debt	6.42%	6.42%

(1)	Averages are based on daily balances.

Ratios

The following are measurements relating to First Valley Bancorp’s earnings.

	For the year ended December 31,
	2006	2005	2004
Return on Average Assets	0.33%	0.54%	0.48%
Return on Average Equity	5.60	7.94	6.43
Average Equity to Average Assets	5.96	6.75	7.51

Basic Income per Share	$0.48	$0.63	$0.49
Diluted Income per Share	$0.45	$0.60	$0.47

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

The following discussion and analysis presents a review of the operating results and financial condition of First Valley Bancorp and Valley Bank, as applicable, for the years ended December 31, 2006 and 2005. The discussion below should be read in conjunction with the financial statements and other financial data presented in First Valley Bancorp’s 2006 Financial Statements.

Earnings Review

Net income for the year ended December 31, 2006 was $573,000, or $0.48 basic income per share and $0.45 income per diluted share, compared to net income of $749,000, or $0.63 basic income per share and $0.60 income per diluted share, for the prior year, a decrease of $176,000, or 23%, in net income.

The decline in 2006 net income is attributable to one-time expenses of $345,000 incurred in the last quarter of the year related to First Valley Bancorp’s proposed merger with New England Bancshares, Inc. Excluding the one-time expenses related to the proposed merger, net income would have been $918,000, or $0.73 per diluted share, for the year. The increase in 2006 net income excluding the merger related expenses is primarily attributable to higher levels of net interest income, which more than offset the growth in noninterest expenses.

Total assets increased by $32.2 million, or 20%, during 2006. Over the same period, First Valley Bancorp’s loan portfolio grew by $23.9 million, or 22%, while deposits increased by $35.6 million, or 28%. First Valley Bancorp’s investment securities portfolio declined by $7.2 million, or 21%, in 2006 while borrowed money decreased by $4.2 million, or 22%.

Net Interest Income

Net interest income for the year ended December 31, 2006 amounted to $5.8 million compared to $4.9 million in 2005. The growth in 2006 is due to the increase in average interest-earning assets that more than offset a reduction in First Valley Bancorp’s net interest margin. The net interest margin for 2006 was 3.53% compared to 3.64% in the previous year. The decline in net interest margin reflects the rising short-term interest rate environment during 2006 and a corresponding increase in Valley Bank’s cost of funds.

Interest Income

Total interest income for 2006 was $10.8 million compared to $7.6 million in 2005. The increase in 2006 reflects both growth in average interest-earning assets, which increased by $30.9 million, and a higher average yield on interest earning assets from 5.68% in 2005 to 6.54% in 2006. The increase in average interest-earning assets was almost entirely in loans.

Interest Expense

Total interest expense for 2006 increased by $2.3 million from $2.7 million in 2005 to $5.0 million in 2006. The increase in interest expense reflects $28.5 million of growth in average interest bearing deposits and borrowed funds and a 110 basis point increase in the average cost of funds. The average cost of interest-bearing liabilities for 2006 was 3.50% compared to 2.40% in 2005.

Provision for Loan Losses

The provision for loan losses was $321,000 in 2006 compared to $348,000 in 2005. Management performs a quarterly review of the loan portfolio and based on this review, sets the level of provision it deems necessary to maintain an adequate possible loan loss allowance. At December 31, 2006, the allowance for loan losses totaled $1,860,000, or 1.37% of total loans outstanding, compared to $1,546,000, or 1.39% of total loans outstanding, at December 31, 2005. First Valley Bancorp had nonaccrual loans totaling $270,000 at December 31, 2006 compared to $337,000 at December 31, 2005.

Noninterest Income

Noninterest income in 2006 totaled $406,000 compared to $385,000 in 2005, an increase of $21,000, or 5%. The 2006 total includes an $86,000 realized loss on the sale of investment securities. Excluding the loss on sale of investment securities, total noninterest income in 2006 was $492,000, an increase of 28% over the prior year. The growth in 2006 excluding the loss on sale of investments reflects fees from Riverside Investment Services and growth in loan fees earned.

Noninterest Expense

Total noninterest expenses for 2006, which include $345,000 of one-time expenses relating to First Valley Bancorp’s proposed merger with New England Bancshares, Inc., increased by $1.0 million, or 28%. Excluding the one-time merger expenses, noninterest expenses were higher by $693,000, or 19%. In addition to the merger expenses, the overall increase is primarily due to higher expenses for salaries, benefits and taxes, including pre-opening costs related to staff hired for Valley Bank’s two new branch offices that opened in the first quarter of 2007, and occupancy and equipment expenses including those related to the new operations center in Bristol and full-service branch office in Southington. Total 2005 expenses included $98,000 of one-time expenses related to the formation of First Valley Bancorp.

Income Taxes

First Valley Bancorp had a total income tax expense of $574,000 in 2006 compared to $452,000 in 2005. The increase reflects the fact that First Valley Bancorp does not receive an income tax benefit for the $345,000 of merger related expenses incurred in the last quarter of 2006. The effective tax rates for 2006 and 2005 were 50.0% and 37.6%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

The following discussion and analysis presents a review of the operating results and financial condition of First Valley Bancorp and Valley Bank, as applicable, for the years ended December 31, 2005 and 2004. The discussion below should be read in conjunction with the financial statements and other financial data presented in First Valley Bancorp’s 2006 Financial Statements.

Earnings Review

Net income for the year ended December 31, 2005 was $749,000, or $0.63 basic income per share and $0.60 diluted income per share, compared to net income of $572,000, or $0.49 basic income per share and $0.47 diluted income per share, for the prior year, an increase of $177,000, or 30.9%, in net income.

The increase in 2005 net income is primarily attributable to higher levels of net interest income, which more than offset the growth in noninterest expenses.

Total assets increased by $30.0 million, or 22.9%, during 2005. Over the same period, First Valley Bancorp’s loan portfolio grew by $32.0 million, or 41.2%, while deposits increased by $21.5 million, or 19.9%. First Valley Bancorp’s investment securities portfolio declined by $5.6 million, or 14.3%, in 2005 while borrowed money increased by $6.4 million, or 50.8%.

Net Interest Income

Net interest income for the year ended December 31, 2005 amounted to $4.9 million compared to $4.2 million in 2004. The growth in 2005 is due to the increase in average interest-earning assets that more than offset a reduction in First Valley Bancorp’s net interest margin. The net interest margin for 2005 was 3.64% compared to 3.72% in the previous year. The decline in net interest margin reflects the rising short-term interest rate environment during 2005 and a corresponding increase in Valley Bank’s cost of funds.

Interest Income

Total interest income for 2005 was $7.6 million compared to $5.9 million in 2004. The increase in 2005 reflects both growth in average interest-earning assets, which increased by $21.8 million, and a higher average yield on interest earning assets from 5.28% in 2004 to 5.68% in 2005. The increase in average interest-earning assets was almost entirely in loans.

Interest Expense

Total interest expense for 2005 increased by $1.0 million from $1.7 million in 2004 to $2.7 million in 2005. The increase in interest expense reflects $18.0 million of growth in average interest bearing liabilities and a 58 basis point increase in the average cost of funds. The average cost of interest-bearing liabilities for 2005 was 2.40% compared to 1.82% in 2004.

Provision for Loan Losses

The provision for loan losses was $348,000 in 2005 compared to $353,000 in 2004. Management performs a quarterly review of the loan portfolio and based on this review, sets the level of provision it deems necessary to maintain an adequate loan loss allowance. At December 31, 2005, the allowance for loan losses totaled $1,546,000, or 1.39% of total loans outstanding, compared to $1,295,000, or 1.63% of total loans outstanding, at December 31,

2004. First Valley Bancorp had nonaccrual loans totaling $337,000 at December 31, 2005 compared to no nonaccrual loans at December 31, 2004.

Noninterest Income

Noninterest income in 2005 totaled $385,000 compared to $333,000 in 2004, an increase of $52,000, or 15.6%. The growth in 2005 reflects higher fees from deposit accounts, ATM fees, and loan fees earned.

Noninterest Expense

Total noninterest expenses for 2005 increased by $493,000, or 15.3%. The increase is primarily attributable to higher expenses for salaries, employee benefits and taxes and reflects the overall growth in First Valley Bancorp and the staffing required to service a larger loan portfolio and a greater number of deposit accounts. Total 2005 expenses also include $98,000 of one-time expenses related to the formation of First Valley Bancorp. Excluding the holding company formation expenses, total noninterest expenses increased by $395,000, or 12.3%.

Income Taxes

First Valley Bancorp had a total income tax expense of $452,000 in 2005 compared to $367,000 in 2004. The increase reflects the higher net income in the current year. The effective tax rates for 2005 and 2004 were 37.6% and 39.1%, respectively.

Average Balances, Yields and Costs

The following tables show the major categories of average assets and average liabilities together with their respective interest income or expense and the rates earned and paid by First Valley Bancorp (dollars in thousands):

	For Years Ended
	December 31, 2006			December 31, 2005
	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
Assets:
Federal funds sold and money market accounts	$10,477	$528	5.04%	$5,846	$166	2.84%
Investment securities	29,994	1,226	4.09	38,088	1,419	3.73
Loans	124,270	9,022	7.26	89,951	6,014	6.69

Total interest-earnings assets	164,741	10,776	6.54	133,885	7,599	5.68
Non-interest-earning assets	7,044			5,940

Total assets	$171,785			$139,825

Liabilities and Stockholders’ Equity:
NOW accounts	$3,125	$26	0.83%	$3,024	$19	0.63%
Savings and money market accounts	40,044	690	1.72	43,973	5,735	1.30
Time deposits	83,528	3,480	4.17	54,060	1,667	3.08
Borrowed money	15,311	771	5.04	12,424	467	3.76

Total interest- bearing liabilities	142,008	4,967	3.50	113,481	2,726	2.40
Non-interest- bearing demand deposits	18,273			15,467
Other non-interest-bearing liabilities	1,272			1,438
Stockholders’ equity	10,232			9,439

Total liabilities and stockholders’ equity	$171,785			$139,825

Net interest income		$5,809			$4,873
Net interest margin			3.53%			3.64%
Interest rate spread			3.04			3.28

	For Years Ended
	December 31, 2005			December 31, 2004
	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
Assets:
Federal funds sold and money market accounts	$5,846	$166	2.84%	$3,989	$48	1.20%
Investment securities	38,088	1,419	3.73	37,075	1,309	3.53
Loans	89,951	6,014	6.69	71,055	4,561	6.42

Total interest-earnings assets	133,885	7,599	5.68	112,119	5,918	5.28
Non-interest-earning assets	5,940			6,286

Total assets	$139,825			$118,405

Liabilities and Stockholders’ Equity:
NOW accounts	$3,024	$19	0.63%	$2,907	$11	0.38%
Savings and money market accounts	43,973	5,735	1.30	41,608	455	1.09
Time deposits	54,060	1,667	3.08	40,066	1,009	2.52
Borrowed money	12,424	467	3.76	10,920	268	2.45

Total interest-bearing liabilities	113,481	2,726	2.40	95,501	1,743	1.82
Non-interest-bearing demand deposits	15,467			12,751
Other non-interest-bearing liabilities	1,438			1,260
Stockholders’ equity	9,439			8,893

Total liabilities and stockholders’ equity	$139,825			$118,405

Net interest income		$4,873			$4,175
Net interest margin			3.64%			3.72%
Interest rate spread			3.28			3.46

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume

Net interest income can be analyzed in terms of the impact of changing rates and changing volumes. The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Valley Bank’s interest income and interest expense during the periods indicated (dollars in thousands):

	2006 Compared to 2005 Increase (Decrease) Due to			2005 Compared to 2004 Increase (Decrease) Due to
	Rate	Volume	Total	Rate	Volume	Total
Interest Income:
Federal funds sold and money market accounts	$179	$183	$362	$88	$30	$118
Investment securities	34	(227)	(193)	74	36	110
Loans	553	2,455	3,008	198	1,255	1,453

Total interest income	766	2,411	3,177	360	1,321	1,681

Interest Expense:
NOW accounts	6	1	7	8	—	8
Savings and money market accounts	132	(15)	117	91	27	118
Time deposits	709	1,104	1,813	256	402	658
Borrowed money	180	124	304	158	41	199

Total interest expense	1,027	1,214	2,241	513	470	983

Change in net interest income	$(261)	$1,197	$936	$(153)	$851	$698

Stock Ownership

The table below provides certain information about beneficial ownership of First Valley Bancorp common stock as of April 30, 2007. The table shows information for:

•	each person, or group of affiliated person, who is known to First Valley Bancorp to beneficially own more than 5% of First Valley Bancorp’s common stock;

•	each of First Valley Bancorp’s directors;

•	each of First Valley Bancorp’s executive officers; and

•	all of First Valley Bancorp’s directors and executive officers as a group.

Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable. The address of each person is care of Bancorp at First Valley Bancorp’s principal executive office.

The percentage ownership column below is based on a total of 1,194,550 shares of common stock outstanding as of April 30, 2007. For purposes of the table below, 98,313 shares of common stock subject to options that are currently exercisable or exercisable within 60 days after April 30, 2007 and 5,500 shares of common stock payable at a future date contingent upon the recipients continued employment with First Valley Bancorp are deemed to be outstanding and to be beneficially owned by the person holding the options or entitled to the contingent shares for the purpose of computing the percentage ownership of the person, but such shares are not treated as outstanding for the purpose of computing the percentage ownership of any other shareholder.

Name	Number of Shares Beneficially Owned (Excluding Options and Contingent Stock Awards) (1)		Number of Shares That May Be Acquired By Exercising Options or Through Contingent Stock Awards (2)(3)		Percentage of Ownership (4)
5% Shareholders:

Leo G. Charette 244 Winding Ridge Road P.O. Box 384 Southington, CT 06489	60,816	**	1,331	**	5.2%

David W. Florian – Director 35 Copper Ridge Southington, CT 06489	65,277		8,228		6.1

Edward T. McPhee, Jr. – Director 99 Beechwood Lane Bristol, CT 06010	55,280		8,228		5.3

Directors and Executive Officers:

Thomas O. Barnes Director	34,664		8,228		3.6

James G. Biondi Director	46,250		8,228		4.5

Mark J. Blum Executive Vice President, Treasurer and Chief Financial Officer, and Director	5,343		2,750		0.7

Bonnie Crane Director	8,880		8,228		1.4

Edmund D. Donovan Director	9,499		8,228		1.5

Mark A. Gibson Director	4,740		—		0.4

Anthony M. Mattioli Executive Vice President and Senior Lending Officer	4,427		2,750		0.6

Robert L. Messier, Jr. President, Chief Executive Officer and Director	21,246		7,623		2.4

Thomas P. O’Brien Director	31,462		8,228		3.3

David J. Preleski Director (and Director Nominee)	4,015		8,228		1.0

James J. Pryor Chairman of the Board, Director (and Director Nominee)	20,281		24,866		3.7

All directors and executive officers as a group (13 persons)	311,364	**	103,813	**	32.0%

**	Mr. Charette’s stock and options are not included in above total as Mr. Charette is not a director or executive officer of First Valley Bancorp, Inc. or Valley Bank.
(1)	“Beneficial ownership” is defined pursuant to regulations of the Securities and Exchange Commission as shares over which a person has direct or indirect sole or shared voting or investment (purchase and sale) power, and includes shares subject to options exercisable within sixty days.

The table above includes certain shares owned by spouses, other immediate family members and others over which the persons named in the table possess shared voting and/or shared investment power as follows: Mr. Barnes, 363 shares; Mr. Blum, 363 shares; Mr. Biondi, 8,897 shares; Mrs. Crane, 965 shares; Mr. Donovan, 4,602 shares; Mr. Gibson, 3,386 shares; Mr. Mattioli, 242 shares; Mr. McPhee, 26,495 shares; Mr. Messier, 11,306 shares; Mr. O’Brien, 7,262 shares, Attorney Preleski, 3,346 shares; and Mr. Pryor, 20,281 shares.

(2)	The table above includes a total of 98,313 outstanding options exercisable within 60 days.
(3)	The table above includes a total of 5,500 contingent stock awards (2,750 shares awarded to Mr. Blum and 2,750 shares awarded to Mr. Mattioli), not due and payable unless the employee remains employed by Valley Bank through July 2008.
(4)	Based on 1,194,550 shares of our common stock outstanding as of March 9, 2007, 98,313 shares that each person may acquire within 60 days by exercising stock options and 5,500 shares representing contingent stock awards.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or to approve the merger agreement at the time of the special meeting, the merger agreement cannot be approved unless the annual meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. To allow proxies that have been received by First Valley Bancorp at the time of the special meeting to be voted for an adjournment, if deemed necessary, First Valley Bancorp has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of First Valley Bancorp unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the meeting of the place, date and time to which the meeting is adjourned.

LEGAL MATTERS

The validity of the New England Bancshares common stock to be issued in the proposed merger has been passed upon for New England Bancshares by Muldoon Murphy & Aguggia LLP, Washington, D.C. Certain federal income tax matters will also be provided by Muldoon Murphy & Aguggia LLP, Washington, D.C. on behalf of New England Bancshares and by Tyler Cooper & Alcorn, LLP, Hartford, Connecticut on behalf of First Valley Bancorp.

EXPERTS

The consolidated financial statements of New England Bancshares as of March 31, 2006 and 2005 and for the years then ended have been included in this proxy statement/prospectus in reliance upon the report of Shatswell, MacLeod & Company, P.C., independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of First Valley Bancorp as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 have been included in this proxy statement/prospectus in reliance upon the report of Whittlesey & Hadley, P.C., independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

First Valley Bancorp will hold an annual meeting for the year ended December 31, 2006 only if the merger is not completed. First Valley Bancorp’s bylaws provide that in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Secretary of First Valley Bancorp at least 30 days prior to the date of the annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

New England Bancshares files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document New England Bancshares files with the SEC at its public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

New England Bancshares filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of New England Bancshares common stock to be issued to First Valley Bancorp shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of New England Bancshares in addition to being a proxy statement of First Valley Bancorp for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

All information concerning New England Bancshares and its subsidiaries has been furnished by New England Bancshares and all information concerning First Valley Bancorp and its subsidiaries has been furnished by First Valley Bancorp.

You should rely only on the information contained in this proxy statement/prospectus when evaluating the merger agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 11, 2007. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of First Valley Bancorp nor the issuance of shares of New England Bancshares common stock as contemplated by the merger agreement shall create any implication to the contrary.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Balance Sheets

(Dollars in thousands)

	December 31, 2006	March 31, 2006
	(Unaudited)
ASSETS
Cash and due from banks	$4,781	$4,882
Interest-bearing demand deposits with other banks	600	308
Federal funds sold	2,270	30,700
Money market mutual funds	94	2,766

Total cash and cash equivalents	7,745	38,656
Interest-bearing time deposits with other banks	2,173	4,222
Investments in available-for-sale securities, at fair value	57,050	52,297
Federal Home Loan Bank stock, at cost	1,968	1,417
Loans, net of allowance for loan losses of $1,814 as of December 31, 2006 and $1,636 as of March 31, 2006	194,203	148,113
Premises and equipment, net	4,388	4,441
Accrued interest receivable	1,342	978
Deferred income taxes, net	1,165	1,152
Cash surrender value of life insurance	4,175	4,060
Identifiable intangible assets	620	687
Goodwill	1,090	1,090
Other assets	592	686

Total assets	$276,511	$257,799

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$16,697	$14,146
Interest-bearing	156,749	154,898

Total deposits	173,446	169,044
Advanced payments by borrowers for taxes and insurance	1,252	969
Federal Home Loan Bank advances	33,344	21,642
Securities sold under agreements to repurchase	9,830	7,325
Other liabilities	1,688	1,998

Total liabilities	219,560	200,978

Stockholders’ Equity:
Preferred stock, par value $.01 per share: 1,000,000 shares authorized; none issued	—	—
Common stock, par value $.01 per share: 19,000,000 shares authorized; 5,346,583 shares issued and outstanding	53	53
Paid-in capital	42,631	42,339
Retained earnings	18,476	18,151
Accumulated other comprehensive loss	(448)	(608)
Unearned ESOP shares, 317,065 shares at December 31, 2006 and 350,945 at March 30, 2006	(2,666)	(2,903)
Unearned shares, stock-based incentive plan, 113,036 shares at December 31, 2006 and 34,500 shares at March 30, 2006	(1,095)	(211)

Total stockholders’ equity	56,951	56,821

Total liabilities and stockholders’ equity	$276,511	$257,799

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Income

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2005	2006	2005
Interest and dividend income:
Interest on loans	$3,095	$2,291	$8,294	$6,684
Interest and dividends on securities:
Taxable	586	449	1,667	1,276
Tax-exempt	106	64	301	188
Dividends on Federal Home Loan Bank stock	24	17	64	46
Interest on federal funds sold, interest-bearing deposits and dividends on money market mutual funds	120	158	865	446

Total interest and dividend income	3,931	2,979	11,191	8,640

Interest expense:
Interest on deposits	1,104	741	3,005	2,049
Interest on advanced payments by borrowers for taxes and insurance	3	3	9	8
Interest on Federal Home Loan Bank advances	334	205	838	603
Interest on securities sold under agreements to repurchase	97	47	274	103

Total interest expense	1,538	996	4,126	2,763

Net interest and dividend income	2,393	1,983	7,065	5,877
Provision for loan losses	60	64	182	149

Net interest and dividend income after provision for loan losses	2,333	1,919	6,883	5,728

Noninterest income:
Service charges on deposit accounts	130	133	390	386
Gain on sales and calls of investments, net	8	—	33	22
Increase in cash surrender value of life insurance policies	34	33	108	102
Other income	75	21	142	74

Total noninterest income	247	187	673	584

Noninterest expense:
Salaries and employee benefits	1,276	970	3,678	2,776
Occupancy and equipment expense	398	256	1,239	729
Advertising and promotion	40	68	120	170
Professional fees	81	60	298	183
Data processing expense	84	77	251	221
Stationery and supplies	31	26	83	63
Amortization of identifiable intangible assets	22	23	67	67
Other expense	259	192	694	588

Total noninterest expense	2,191	1,672	6,430	4,797

Income before income taxes	389	434	1,126	1,515
Income taxes	125	143	352	519

Net income	$264	$291	$774	$996

Earnings per share:
Basic	$0.05	$0.06	$0.16	$0.19
Diluted	0.05	0.05	0.15	0.19
Dividends per share	0.03	0.02	0.09	0.06

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine Months Ended December 31,
	2006	2005
Cash flows from operating activities:
Net income	$774	$996
Adjustments to reconcile net income to net cash provided by operating activities:
Net accretion of fair value adjustments	(67)	(66)
Amortization of securities, net	21	120
Gain on sales and calls of investments, net .	(33)	(22)
Provision for loan losses	182	149
Change in deferred loan origination fees	(146)	10
Depreciation and amortization	384	248
Loss on disposal of equipment	2	—
Increase in accrued interest receivable	(364)	(61)
Deferred income tax benefit	(114)	(97)
Increase in cash surrender value of life insurance policies	(108)	(102)
Decrease (increase) in prepaid expenses and other assets	83	(102)
Amortization of identifiable intangible assets	67	67
Increase in accrued expenses and other liabilities	315	88
Compensation cost for stock option plan	138	—
ESOP shares released	400	155
Compensation cost for stock-based incentive plan	128	83

Net cash provided by operating activities	1,662	1,466

Cash flows from investing activities:
Purchases of available-for-sale securities	(16,782)	(11,952)
Proceeds from sales of available-for-sale securities	7,706	3,889
Proceeds from maturities of available-for-sale securities	3,971	5,084
Purchases of Federal Home Loan Bank stock	(551)	(290)
Loan originations and principal collections, net	(37,615)	(13,962)
Purchases of loans	(13,952)	—
Proceeds from sales of loans	5,434	—
Purchases of interest-bearing time deposits with other banks	—	(292)
Proceeds from maturities of interest-bearing time deposits with other banks.	2,049	1,377
Investments in life insurance policies	(7)	(5)
Capital expenditures—premises and equipment	(322)	(1,574)

Net cash used in investing activities	(50,069)	(17,725)

Cash flows from financing activities:
Net increase (decrease) in demand, NOW, money market and savings accounts	1,537	(169)
Net increase in time deposits	2,938	1,420
Net increase in advanced payments by borrowers for taxes and insurance	283	792
Proceeds from Federal Home Loan Bank long-term advances	17,879	6,500
Principal payments on Federal Home Loan Bank long-term advances	(6,177)	(1,810)
Net increase in securities sold under agreements to repurchase	2,505	4,776
Proceeds from stock offering, net of related costs	—	27,520
Purchase of stock for stock-based plans	(1,020)	—
Payments of cash dividends on common stock	(449)	(134)

Net cash provided by financing activities	17,496	38,895

Net (decrease) increase in cash and cash equivalents	(30,911)	22,636
Cash and cash equivalents at beginning of period	38,656	16,544

Cash and cash equivalents at end of period	$7,745	$39,180

Supplemental disclosures:
Interest paid	$4,070	$2,750
Income taxes paid	158	688

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1—Organization

New England Bancshares, Inc. New England Bancshares, Inc. (the “Company”) is a Maryland corporation which was organized in December 2005 to be the holding company parent of Enfield Federal Savings and Loan Association (the “Association” or “Enfield Federal”), following the completion of the “second-step” mutual-to-stock conversion of Enfield Mutual Holding Company. Reference is made to “New England Bancshares” or the “Company” for periods both before and after the second-step conversion. The principal asset of the Company is its investment in Enfield Federal. As a part of the second-step conversion, the Company sold 3,075,855 shares resulting in net proceeds of $27.2 million, of which $12.2 million was retained as capital by the Company and $15.0 million was infused as capital into the Association. Shareholders of the Company immediately prior to the completion of the second-step conversion received 2.3683 shares for each share of common stock they held in the Company, resulting in an additional 1,311,863 shares being issued.

The second-step conversion was accounted for as a change in corporate form with no subsequent change in the historical carrying amounts of the Company’s assets and liabilities. Consolidated stockholders’ equity increased by the net cash proceeds from the offering. All references in the consolidated financial statements and notes thereto to share data (including the number of shares and per share amounts) have been adjusted to reflect the additional shares outstanding as a result of the offering and the share exchange.

Enfield Federal Savings and Loan Association. The Association, incorporated in 1916, is a federally chartered savings association headquartered in Enfield, Connecticut. The Association’s deposits are insured by the Federal Deposit Insurance Corporation. The Association is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in residential and commercial real estate loans, and to a lesser extent, in consumer, construction, commercial and small business loans. In June 2002, the Association reorganized from the mutual form of organization to the mutual holding company structure. In December 2003, the Association acquired Windsor Locks Community Bank, FSL. At December 31, 2006, the Association operated from eight locations in Connecticut.

NOTE 2—Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and the instructions to Form 10-QSB, and accordingly do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments necessary, consisting of only normal recurring accruals, to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. In preparing the interim financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The interim results of operations are not necessarily indicative of the operating results to be expected for the year ending March 31, 2007 or any other interim period.

While management believes that the disclosures presented are adequate so as not to make the information misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes included in New England Bancshares’ Form 10-KSB for the year ended March 31, 2006.

NEW ENGLAND BANCSHARES, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The condensed consolidated balance sheet as of March 31, 2006 was derived from the audited financial statements of the former New England Bancshares, Inc., but does not include all the disclosures required by accounting principles generally accepted in the United States of America.

NOTE 3—Earnings Per Share (EPS)

Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

	Quarter Ended December 31,		Nine Months Ended December 31,
	2006	2005	2006	2005
	(In thousands, except per share data)
Net income	$264	$291	$774	$996
Weighted average common shares outstanding for computation of basic EPS	4,934	5,173	4,952	5,173
Effect of dilutive stock options and stock awards	209	146	170	121

Weighted average common shares for computation of diluted EPS	5,143	5,319	5,122	5,294

Earnings per share:
Basic	$0.05	$0.06	$0.16	$0.19
Diluted	$0.05	$0.05	$0.15	$0.19

NOTE 4—Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). This Statement revises FASB Statement No. 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement was effective for the Company as of the beginning of the first annual reporting period that begins after December 15, 2005.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (“SFAS 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of April 1, 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company’s financial condition and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the “amortization method” or “fair value method” for subsequent balance

NEW ENGLAND BANCSHARES, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

sheet reporting periods. SFAS No. 156 is effective as of an entity’s first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and other Postretirement Plans—an amendment of FASB Statements No 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires: (1) the recognition of an asset or liability for the over-funded or under-funded status of a defined benefit plan; (2) the recognition of actuarial gains and losses and prior service costs and credits in other comprehensive income; (3) measurement of plan assets and benefit obligations as of the employer’s balance sheet date, rather than at interim measurement dates as currently allowed; and (4) disclosure of additional information concerning actuarial gains and losses and prior service costs and credits recognized in other comprehensive income. This statement is effective for financial statements with fiscal years ending after December 15, 2006. The Company does not believe the adoption of this Statement will have a material impact on the Company’s financial position, result of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and other Postretirement Plans—an amendment of FASB Statements No 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires: (1) the recognition of an asset or liability for the over-funded or under-funded status of a defined benefit plan; (2) the recognition of actuarial gains and losses and prior service costs and credits in other comprehensive income; (3) measurement of plan assets and benefit obligations as of the employer’s balance sheet date, rather than at interim measurement dates as currently allowed; and (4) disclosure of additional information concerning actuarial gains and losses and prior service costs and credits recognized in other comprehensive income. This statement is effective for financial statements with fiscal years ending after December 15, 2006. The Company does not believe the adoption of this Statement will have a material impact on the Company’s financial position, result of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of the Company’s fiscal year beginning March 31, 2008, and early adoption may be elected in certain circumstances. The Company is currently evaluating and has not yet determined the impact the new standard is expected to have on its financial position, results of operations or cash flow.

NOTE 5—Stock-Based Incentive Plan

At December 31, 2006, the Company maintained a stock-based incentive plan and an equity incentive plan. The Company currently accounts for the plans under the recognition and measurement principles of Statement of Financial Accounting Standards (SFAS) No. 123, (amended 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires the Company to recognize the cost resulting from all share-based payment transactions in the consolidated financial statements as of the beginning of the first annual reporting period that begins after

NEW ENGLAND BANCSHARES, INC.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

December 15, 2005. For the nine months ended December 31, 2006, compensation cost for the Company’s stock plans was measured at the grant date based on the value of the award and was recognized over the service period, which was the vesting period. However, for the six months ended September 30, 2005 compensation cost for the stock-based incentive plan used the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost was the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock-based incentive plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost was recognized for them in the nine months ended December 31, 2005. The compensation cost that has been charged against income for the granting of stock options under the plans in the nine months ended December 31, 2006 was $138,000. During the quarter ended September 30, 2006 the Company granted 108,563 options.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation for the three and nine months ended December 31, 2006.

	Quarter Ended December 31, 2005	Nine Months Ended December 31, 2005
	(Dollars in thousands, except per share data)
Net income, as reported	$291	$996
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	30	92

Pro forma net income	$261	$904

Earnings per share:
Basic—as reported	$0.06	$0.19
Basic—pro forma	$0.05	$0.17
Diluted—as reported	$0.05	$0.19
Diluted —pro forma	$0.05	$0.17

The compensation cost that has been charged against income for the granting of restricted stock awards under the plan for the nine months ended December 31, 2006 and 2005 was $128,000 and $83,000, respectively.

The Board of Directors

New England Bancshares, Inc.

Enfield, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of New England Bancshares, Inc. and Subsidiary as of March 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New England Bancshares, Inc. and Subsidiary as of March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

April 19, 2006

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908

smc@shatswell.com                      www.shatswell.com

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

March 31, 2006 and 2005

(Dollars In Thousands)

	2006	2005
ASSETS
Cash and due from banks	$4,882	$4,412
Interest-bearing demand deposits with other banks	308	240
Federal funds sold	30,700	5,575
Money market mutual funds	2,766	6,317

Total cash and cash equivalents	38,656	16,544
Interest-bearing time deposits with other banks	4,222	5,902
Investments in available-for-sale securities (at fair value)	52,297	46,585
Federal Home Loan Bank stock, at cost	1,417	1,126
Loans, net of the allowance for loan losses of $1,636 as of March 31, 2006 and $1,437 as of March 31, 2005	148,113	132,557
Premises and equipment, net	4,441	2,067
Accrued interest receivable	978	896
Deferred income taxes, net	1,152	852
Cash surrender value of life insurance	4,060	3,905
Identifiable intangible assets	687	775
Goodwill	1,090	1,090
Other assets	686	903

Total assets	$257,799	$213,202

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$14,146	$13,562
Interest-bearing	154,898	149,429

Total deposits	169,044	162,991
Advanced payments by borrowers for taxes and insurance	969	644
Federal Home Loan Bank advances	21,642	15,620
Securities sold under agreements to repurchase	7,325	4,244
Due to broker	626	278
Other liabilities	1,372	986

Total liabilities	200,978	184,763

Stockholders’ equity:
Preferred stock, par value $.01 per share; 1,000,000 shares authorized; none issued	—	—
Common stock, par value $.01 per share; 10,000,000 shares authorized; 5,346,583 shares issued as of March 31, 2006 and 2,257,651 shares issued as of March 31, 2005	53	23
Paid-in capital	42,339	12,547
Retained earnings	18,151	17,125
Unearned ESOP shares, 350,945 shares as of March 31, 2006 and 139,824 shares as of March 31, 2005	(2,903)	(517)
Unearned shares, stock-based incentive plan, 34,500 shares as of March 31, 2006 and 51,750 as of March 31, 2005	(211)	(322)
Accumulated other comprehensive loss	(608)	(417)

Total stockholders’ equity	56,821	28,439

Total liabilities and stockholders’ equity	$257,799	$213,202

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended March 31, 2006 and 2005

(Dollars In Thousands, Except Per Share Amounts)

	2006	2005
Interest and dividend income:
Interest and fees on loans	$9,001	$7,943
Interest on debt securities:
Taxable	1,757	1,560
Tax-exempt	261	219
Dividends on Federal Home Loan Bank stock	64	33
Interest on federal funds sold, interest-bearing deposits and dividends on marketable equity securities	871	434

Total interest and dividend income	11,954	10,189

Interest expense:
Interest on deposits	2,850	2,534
Interest on advanced payments by borrowers for taxes and insurance	11	8
Interest on Federal Home Loan Bank advances	801	398
Interest on securities sold under agreements to repurchase	175	46

Total interest expense	3,837	2,986

Net interest and dividend income	8,117	7,203
Provision for loan losses	210	131

Net interest and dividend income after provision for loan losses	7,907	7,072

Noninterest income:
Service charges on deposit accounts	514	456
Gain on securities and interest-bearing time deposits, net	33	44
Increase in cash surrender value of life insurance policies	150	149
Other income	138	156

Total noninterest income	835	805

Noninterest expense:
Salaries and employee benefits	3,842	3,595
Occupancy and equipment expense	1,113	850
Advertising and promotion	216	159
Professional fees	303	224
Data processing expense	301	275
Stationery and supplies	91	86
Amortization of identifiable intangible assets	88	89
Other expense	835	781

Total noninterest expense	6,789	6,059

Income before income taxes	1,953	1,818
Income taxes	644	630

Net income	$1,309	$1,188

Earnings per share:
Basic	$0.27	$0.23

Diluted	$0.26	$0.23

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended March 31, 2006 and 2005

(Dollars In Thousands, Except Per Share Amounts)

	Common Stock	Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Unearned Shares Stock- Based Incentive Plan	Accumulated Other Comprehensive (Loss) Income	Total
Balance, March 31, 2004	$23	$12,465	$15,985	$(590)	$(432)	$143	$27,594
ESOP shares released	—	69	—	73	—	—	142
Tax benefit relating to stock-based incentive plan	—	13	—	—	—	—	13
Compensation cost for stock-based incentive plan	—	—	—	—	110	—	110
Dividends paid ($0.05 per share)	—	—	(48)	—	—	—	(48)
Comprehensive income:
Net income	—	—	1,188	—	—	—	—
Net change in unrealized holding gain on available-for-sale securities, net of tax effect	—	—	—	—	—	(560)	—
Comprehensive income	—	—	—	—	—	—	628

Balance, March 31, 2005	23	12,547	17,125	(517)	(322)	(417)	28,439
ESOP shares released	—	81	—	75	—	—	156
Tax benefit relating to stock-based incentive plan	—	29	—	—	—	—	29
Compensation cost for stock-based incentive plan	—	—	—	—	111	—	111
Dividends paid ($0.09 per share)	—	—	(283)	—	—	—	(283)
Reorganization and related stock offering (note 1):
Merger of Enfield Federal, MHC	(14)	43	—	—	—	—	29
Exchange of common stock (958,865 shares exchanged for 2,270,728 shares)	13	(15)	—	—	—	—	(2)
Proceeds from stock offering, net of related costs (3,075,855 shares issued)	31	29,654	—	—	—	—	29,685
Common stock acquired by ESOP (246,068 shares)	—	—	—	(2,461)	—	—	(2,461)
Comprehensive income:
Net income	—	—	1,309	—	—	—	—
Net change in unrealized holding loss on available-for-sale securities, net of tax effect	—	—	—	—	—	(191)	—
Comprehensive income	—	—	—	—	—	—	1,118

Balance, March 31, 2006	$53	$42,339	$18,151	$(2,903)	$(211)	$(608)	$56,821

Reclassification disclosure for the years ended March 31:
				2006	2005
Net unrealized holding losses on available-for-sale securities				$(279)	$(874)
Reclassification adjustment for realized gains in net income				(33)	(43)

Other comprehensive loss before income tax effect				(312)	(917)
Income tax benefit				121	357

Other comprehensive loss, net of tax				$(191)	$(560)

Accumulated other comprehensive loss as of March 31, 2006 and 2005 consists of net unrealized holding losses on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2006 and 2005

(In Thousands)

	2006	2005
Cash flows from operating activities:
Net income	$1,309	$1,188
Adjustments to reconcile net income to net cash provided by operating activities:
Net accretion of fair value adjustments	(86)	(85)
Amortization of securities, net	136	195
Gain on securities and interest-bearing time deposits, net	(33)	(44)
Provision for loan losses	210	131
Change in deferred loan origination fees	37	(13)
Depreciation and amortization	327	290
Disposal of property and equipment	48	—
Increase in accrued interest receivable	(82)	(112)
Deferred income tax benefit	(179)	(158)
Increase in cash surrender value life insurance policies	(150)	(149)
Increase in prepaid expenses and other assets	(169)	(23)
Amortization of identifiable intangible assets	88	89
Increase in accrued expenses and other liabilities	386	204
Compensation cost for stock-based incentive plan	111	110
ESOP shares released	156	142

Net cash provided by operating activities	2,109	1,765

Cash flows from investing activities:
Purchases of available-for-sale securities	(16,973)	(27,453)
Proceeds from sales of available-for-sale securities	4,601	6,609
Proceeds from maturities of available-for-sale securities	6,593	15,029
Loan originations and principal collections, net	(11,692)	(9,599)
Purchases of loans	(4,127)	(1,786)
Recoveries of loans previously charged off	6	104
Proceeds from maturities of interest-bearing time deposits with other banks	1,972	2,298
Purchases of interest-bearing time deposits with other banks	(292)	(100)
Proceeds from sales of interest-bearing time deposits with other banks	—	295
Capital expenditures	(2,334)	(235)
Proceeds from sales of premises and equipment	—	568
Purchases of Federal Home Loan Bank stock	(291)	(118)
Investment in life insurance policies	(5)	(20)

Net cash used in investing activities	(22,542)	(14,408)

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2006 and 2005

(In Thousands)

(continued)

	2006	2005
Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	3,909	1,779
Net increase (decrease) in time deposits	2,240	(1,481)
Net increase in advanced payments by borrowers for taxes and insurance	325	108
Proceeds from Federal Home Loan Bank long-term advances	8,500	8,500
Principal payments on Federal Home Loan Bank long-term advances	(2,478)	(2,806)
Net increase in securities sold under agreements to repurchase	3,081	3,456
Proceeds from stock offering, net of related costs	27,224	—
Cash received from Enfield MHC due to reorganization	29	—

Fractional share payout	(2)	—
Payments of cash dividends on common stock	(283)	(48)

Net cash provided by financing activities	42,545	9,508

Net increase (decrease) in cash and cash equivalents	22,112	(3,135)
Cash and cash equivalents at beginning of year	16,544	19,679

Cash and cash equivalents at end of year	$38,656	$16,544

Supplemental disclosures:
Interest paid	$3,823	$2,959
Income taxes paid	943	496
Due to broker	626	278
Transfer from other assets to premises and equipment	422	—

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2006 and 2005

NOTE 1—NATURE OF OPERATIONS

On September 7, 2005, NEBS Bancshares, Inc. (the “Company”) was incorporated under Maryland law to facilitate the conversion of Enfield Federal Savings and Loan Association (the “Association”) from the mutual holding company form of organization to the stock form of organization (the “second-step conversion”). As a result of the second-step conversion, NEBS Bancshares, Inc. became the holding company for the Association and was immediately renamed New England Bancshares, Inc. A total of 3,075,855 shares of common stock were sold in the stock offering at the price of $10.00 per share. In addition, a total of 2,270,728 shares were issued to the minority shareholders of the former New England Bancshares at an exchange ratio of 2.3683. Total shares outstanding after the stock offering and the exchange totaled 5,346,583 shares. The second-step conversion was accounted for as a change in corporate form with no resulting change in the historical basis of the former New England Bancshares’ assets, liabilities and equity. Direct offering costs totaling $1.1 million were deducted from the proceeds of the shares sold in the offering. Net proceeds of $27.2 million were raised in the stock offering, excluding $2.5 million which was loaned by the Company to a trust for the Employee Stock Ownership Plan (ESOP) enabling it to purchase 246,068 shares of common stock in the stock offering. In addition, as part of the second-step conversion and dissolution of Enfield Federal Mutual Holding Company, the former mutual holding company parent of the Company, and the former New England Bancshares, the Association received $901,000 of cash previously held by these entities.

As a result of the second-step conversion, all share and per share amounts have been restated giving retroactive recognition to the second-step exchange ratio of 2.3683. Options granted under the Company’s 2003 Stock-Based Incentive Plan and common shares held by the Association’s ESOP and shares of restricted stock before the second-step conversion were also exchanged using the conversion ratio of 2.3683.

The Association is a federally chartered stock savings and loan association which was incorporated in 1916 and is headquartered in Enfield, Connecticut. The Association operates its business from eight banking offices located in Connecticut. The Association is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer, construction, commercial and small business loans.

NOTE 2—ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements of the Company were prepared using the accrual basis of accounting. The significant accounting policies of the Company are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The accompanying consolidated financial statements include the accounts of the Company and the Association. All significant intercompany accounts and transactions have been eliminated in the consolidation.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks, federal funds sold and money market mutual funds. Cash and due from banks as of March 31, 2006 and 2005 includes $234,000 and $345,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of two categories: available for sale or held to maturity. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. All other securities must be classified as available for sale.

•

Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of stockholders’ equity until realized.

•

Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination, commitment fees and certain direct origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield by the interest method. Deferred amounts are recognized for fixed rate loans over the contractual life of the related loans. If the loan’s stated interest rate varies with changes in an index or rate, the effective yield used by the Association for amortization is the index or rate that is in effect at the inception of the loan. Home equity line deferred fees are recognized using the straight-line method over the period the home equity line is active, assuming that borrowings are outstanding for the maximum term provided in the contract.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan if the total of such credits reduces the carrying amount of the loan to an amount less than the collateral value. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the composition and size of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Association does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 10 to 50 years for buildings and premises and 3 to 20 years for furniture, fixtures and equipment. Expenditures for replacements or major improvements are capitalized; expenditures for normal maintenance and repairs are charged to expense as incurred.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring.” These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent writedowns and gains or losses recognized upon sale, are included in other expense.

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor’s assets regardless of whether formal foreclosure proceedings take place.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

EXECUTIVE SUPPLEMENTAL RETIREMENT PLAN:

In connection with its Executive Supplemental Retirement Plan, the Company established a Rabbi Trust to assist in the administration of the plan. The accounts of the Rabbi Trust are consolidated in the Company’s financial statements. Any available-for-sale securities held by the Rabbi Trust are accounted for in accordance with SFAS No. 115. Until the plan benefits are paid, creditors may make claims against the trust’s assets if the Company becomes insolvent.

EARNINGS PER SHARE (“EPS”):

Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company had 2,000 and 15,000 anti-dilutive shares at March 31, 2006 and 2005, respectively. Anti-dilutive shares are stock options with weighted-average exercise prices in excess of the weighted-average market value for the same period. Unallocated common shares held by the Association’s employee stock ownership plan are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted EPS.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

FAIR VALUES OF FINANCIAL INSTRUMENTS:

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that the Company disclose the estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values.

Interest-bearing time deposits with other banks: Fair values of interest-bearing time deposits with other banks are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advanced payments by borrowers for taxes and insurance: The carrying amounts of advance payments by borrowers for taxes and insurance approximate their fair values.

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances was determined by discounting the anticipated future cash payments by using the rates currently available to the Company for debt with similar terms and remaining maturities.

Securities sold under agreements to repurchase: The carrying amount reported on the consolidated balance sheet for securities sold under agreements to repurchase maturing within ninety days approximate its fair value. Fair values of other securities sold under agreements to repurchase are estimated using discounted cash flow analyses based on the current rates for similar types of borrowing arrangements.

Due to broker: The carrying amounts of due to broker approximate their fair values.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK-BASED COMPENSATION:

At March 31, 2006, the Company has a stock-based incentive plan which is described more fully in Note 12. The Company accounts for the plan under the recognition and measurement principles of

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Effective as of the beginning of the first annual reporting period of the Company that begins after December 15, 2005, SFAS No. 123 (revised 2004), “Share-Based Payment,” requires all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, until its effective date, SFAS No. 123 (revised 2004) allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock-based incentive plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 (revised 2004) to stock-based employee compensation for the years ended March 31:

	2006	2005
	(Amounts in thousands, except earnings per share)
Net income, as reported	$1,309	$1,188
Deduct: Total stock-based employee compensation expense determined under fair value based method for all stock options granted, net of related tax effects	(121)	(120)

Pro forma net income	$1,188	$1,068

Earnings per share:
Basic—as reported	$0.27	$0.23
Basic—pro forma	$0.24	$0.21
Diluted—as reported	$0.26	$0.23
Diluted—pro forma	$0.24	$0.20

RECENT ACCOUNTING PRONOUNCEMENTS:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). This Statement revises FASB Statement No. 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for the Company as of the beginning of the first interim or annual reporting period of the Company’s first fiscal year that begins after December 15, 2005. The additional annual compensation cost for the Company’s stock options outstanding at March 31, 2006 that is expected to be recognized in fiscal year 2007, as a result of the adoption of SFAS No. 123R, is approximately $143,000 before taxes.

In December 2003 the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-3 (“SOP 03-3”) “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.”

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows and contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created or “carried over” in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, “Accounting by Creditors for Impairment of a Loan.” This SOP is effective for loans acquired in fiscal years beginning after December 31, 2004, with early adoption encouraged. The adoption of SOP 03-3 did not have a material impact on the Company’s financial position or results of operations.

ADVERTISING COSTS:

It is the Company’s policy to expense advertising costs as incurred. Advertising and promotion expense is shown as a separate line item in the consolidated Statements of Income.

NOTE 3—INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values are as follows as of March 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
March 31, 2006:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$25,666	$5	$546	$25,125
Debt securities issued by states of the United States and political subdivisions of the states	8,199	18	118	8,099
Corporate debt securities	101	1	—	102
Mortgage-backed securities	12,689	40	199	12,530
Marketable equity securities	9,403	—	196	9,207

	56,058	64	1,059	55,063
Money market mutual funds included in cash and cash equivalents	(2,766)	—	—	(2,766)

	$53,292	$64	$1,059	$52,297

March 31, 2005:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$21,129	$6	$416	$20,719
Debt securities issued by states of the United States and political subdivisions of the states	5,995	12	110	5,897
Corporate debt securities	546	13	—	559
Mortgage-backed securities	12,963	60	130	12,893
Marketable equity securities	12,952	—	118	12,834

	53,585	91	774	52,902
Money market mutual funds included in cash and cash equivalents	(6,317)	—	—	(6,317)

	$47,268	$91	$774	$46,585

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

Mortgage-backed securities are insured or issued by Ginnie Mae, Freddie Mac and Fannie Mae or private issuers, substantially all of which are backed by fixed-rate mortgages.

The scheduled maturities of available-for-sale debt securities were as follows as of March 31, 2006:

Fair Value
(In Thousands)
Due within one year	$247
Due after one year through five years	3,936
Due after five years through ten years	15,054
Due after ten years	14,089
Mortgage-backed securities	12,530

$45,856

Proceeds from sales of available-for-sale securities for the year ended March 31, 2006 were $4.6 million. Gross realized gains on those sales amounted to $33,000 and no gross realized losses were recognized. Proceeds from sales of available-for-sale securities for the year ended March 31, 2005 were $6.6 million. Gross realized gains on those sales amounted to $41,000 and no gross realized losses were recognized. The tax expense applicable to these net realized gains in the years ended March 31, 2006 and 2005 amounted to $13,000 and $16,000, respectively.

The aggregate amortized cost basis and fair value of securities of issuers which exceeded 10% of stockholders’ equity were as follows as of March 31, 2006:

Issuer	Amortized Cost Basis	Fair Value
	(In Thousands)
Asset Management Fund	$9,350	$9,154

As of March 31, 2006 and 2005, securities with carrying amounts of $9.5 million and $6.8 million, respectively, were pledged to secure securities sold under agreements to repurchase.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows as of March 31, 2006:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$5,798	$72	$17,135	$474	$22,933	$546
Debt securities issued by states of the United States and political subdivisions of the states	3,438	42	2,910	76	6,348	118
Mortgage-backed securities	5,689	72	4,562	127	10,251	199
Marketable equity securities	—	—	6,441	196	6,441	196

Total temporarily impaired securities	$14,925	$186	$31,048	$873	$45,973	$1,059

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

Management has assessed the securities which are classified as available-for-sale and in an unrealized loss position at March 31, 2006 and determined the decline in fair value below amortized cost to be temporary. In making this determination management considered the period of time the securities were in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer and the Company’s ability and intent to hold these securities until their fair value recovers to their amortized cost. Management believes the decline in fair value is primarily related to the current interest rate environment and not to the credit deterioration of the individual issuer.

At March 31, 2006, the Company’s unrealized losses in equity securities are not considered impaired on an other-than-temporary basis. The Company’s investment in marketable equity securities has no contractual maturity. Therefore, the intent to hold these securities by itself does not guarantee that the decline in market value will be temporary. Consequently, to determine whether such securities are other-than-temporarily impaired, the Company will need to consider the severity of the unrealized losses, whether it has the ability and intent to hold these investments until there is a market price recovery in the securities, and whether evidence indicating the cost of these investments is recoverable outweighs evidence to the contrary. As the forecasted market price recovery period lengthens, the uncertainties inherent in the estimate increase, impacting the reliability of that estimate. Thus market price recoveries must reasonably be expected to occur within an acceptable forecast period. Otherwise, a lack of objective evidence to support recovery of these securities’ cost over a reasonable period of time could result in an other-than-temporary impairment charge.

NOTE 4—LOANS

Loans consisted of the following as of March 31:

	2006	2005
	(In Thousands)
Mortgage loans:
Residential loans:
One-to four-family	$94,754	$88,774
Multi-family	5,850	6,621
Commercial real estate	37,453	22,166
Construction loans	7,208	10,309

Total mortgage loans	145,265	127,870
Consumer loans	1,023	1,132
Commercial loans	3,838	5,332

	150,126	134,334
Deferred loan origination fees, net	(377)	(340)
Allowance for loan losses	(1,636)	(1,437)

Loans, net	$148,113	$132,557

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Association during the year ended March 31, 2006. Total loans to such persons and their companies amounted to $2.8 million as of March 31, 2006. During the year ended March 31, 2006, principal payments totaled $202,000 and principal advances amounted to $339,000.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

Changes in the allowance for loan losses were as follows for the years ended March 31:

	2006	2005
	(In Thousands)
Balance at beginning of period	$1,437	$1,301
Provision for loan losses	210	131
Recoveries of loans previously charged off	6	104
Loans charged off	(17)	(99)

Balance at end of period	$1,636	$1,437

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of March 31:

	2006	2005
	(In Thousands)
Total nonaccrual loans	$600	$464

Accruing loans which are 90 days or more overdue	$—	$—

Information about loans that met the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 was as follows as of March 31:

	2006		2005
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
	(In Thousands)
Loans for which there is a related allowance for credit losses	$—	$—	$—	$—
Loans for which there is no related allowance for credit losses	—	—	—	—

Totals	$—	$—	$—	$—

Average recorded investment in impaired loans during the year ended March 31	$161		$206

Related amount of interest income recognized during the time, in the year ended March 31 that the loans were impaired
Total recognized	$—		$55

Amount recognized using a cash-basis method of accounting	$—		$55

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

NOTE 5—PREMISES AND EQUIPMENT, NET

The following is a summary of premises and equipment as of March 31:

	2006	2005
	(In Thousands)
Land	$364	$189
Buildings and building improvements	1,917	1,327
Furniture, fixtures and equipment	2,064	1,534
Leasehold improvements	1,392	384

	5,737	3,434
Accumulated depreciation and amortization	(1,296)	(1,367)

	$4,441	$2,067

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amounts of goodwill and other intangibles for the years ended March 31, 2006 and 2005 were as follows:

	Goodwill	Core Deposit Intangibles
	(In Thousands)
Balance, March 31, 2004	$1,090	$864
Amortization expense	—	(89)

Balance, March 31, 2005	1,090	775
Amortization expense	—	(88)

Balance, March 31, 2006	$1,090	$687

Estimated annual amortization expense of identifiable intangible assets is as follows:

(In Thousands)
Years Ended March 31,
2007	89
2008	89
2009	89
2010	89
2011	89
Thereafter	242

Total	$687

A summary of acquired identifiable intangible assets is as follows as of March 31, 2006:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In Thousands)
Core deposit intangibles	$886	$(199)	$687

There was no impairment recorded in fiscal years 2006 and 2005 based on valuations at March 31, 2006 and 2005.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

NOTE 7—DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more was $16.5 million as of March 31, 2006 and 2005. Generally, deposits in excess of $100,000 are not federally insured.

For time deposits as of March 31, 2006, the scheduled maturities for each of the following five years ended March 31, are:

(In Thousands)
2007	$48,723
2008	12,982
2009	12,227
2010	5,448
2011	4,101
Fair value adjustment	73

Total	$83,554

NOTE 8—FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (the “FHLB”).

Maturities of advances from the FHLB for the years ending after March 31, 2006 are summarized as follows:

(In Thousands)
2007	3,755
2008	3,380
2009	2,912
2010	3,963
2011	1,912
Thereafter	5,720

$21,642

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one-to four-family properties and other qualified assets.

At March 31, 2006, the interest rates on FHLB advances ranged from 2.67% to 4.97%. At March 31, 2006, the weighted average interest rate on FHLB advances was 4.00%.

NOTE 9—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The securities sold under agreements to repurchase as of March 31, 2006 are securities sold, primarily on a short-term basis, by the Company that have been accounted for not as sales but as borrowings. The securities consisted of collateralized mortgage obligations. The securities were held in the Company’s safekeeping account under the control of the Company and pledged to the purchasers of the securities. The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

NOTE 10—INCOME TAXES

The components of income tax expense are as follows for the years ended March 31:

	2006	2005
	(In Thousands)
Current:
Federal	$702	$608
State	121	180

	823	788

Deferred:
Federal	(146)	(129)
State	(33)	(29)

	(179)	(158)

Total income tax expense	$644	$630

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended March 31:

	2006	2005
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
Nontaxable interest income	(4.6)	(4.1)
Nontaxable life insurance income	(2.6)	(2.8)
Other adjustments	3.2	2.1
State tax, net of federal tax benefit	3.0	5.5

Effective tax rates	33.0%	34.7%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of March 31:

	2006	2005
	(In Thousands)
Deferred tax assets:
Excess of allowance for loan losses over tax bad debt reserve	$637	$558
Deferred loan origination fees	147	133
Net unrealized holding loss on available-for-sale securities	387	266
Deferred compensation	268	224
Other	14	21

Gross deferred tax assets	1,453	1,202

Deferred tax liabilities:
Premises and equipment, principally due to differences in depreciation	(28)	(81)
Net mark-to-market adjustments	(268)	(269)
Other	(5)	—

Gross deferred tax liabilities	(301)	(350)

Net deferred tax asset	$1,152	$852

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

Based on the Company’s historical and current pretax earnings and anticipated results of future operations, management believes the existing net deductible temporary differences will reverse during periods in which the Company will generate sufficient net taxable income, and that it is more likely than not that the Company will realize the net deferred tax assets existing as of March 31, 2006.

Legislation was enacted in 1996 to repeal most of Section 593 of the Internal Revenue Code pertaining to how a qualified savings institution calculates its bad debt deduction for federal income tax purposes. This repeal eliminated the percentage-of-taxable-income method to compute the tax bad debt deduction. Under the legislation, the recapture of the pre-1988 tax bad debt reserves has been suspended and would occur only under very limited circumstances. Therefore, a deferred tax liability has not been provided for this temporary difference. The Company’s pre-1988 tax bad debt reserves, which are not expected to be recaptured, amount to $3.3 million. The potential tax liability on the pre-1988 reserves for which no deferred income taxes have been provided is approximately $1.3 million as of March 31, 2006.

NOTE 11—BENEFIT PLANS

The Association has a non-contributory defined benefit trusteed pension plan through the Financial Institutions Retirement Fund covering all eligible employees. The Association contributed $390,000 and $267,000 to the plan during the years ended March 31, 2006 and 2005, respectively. The Association’s plan is part of a multi-employer plan for which detail as to the Association’s relative position is not readily determinable.

The Association established the Enfield Federal Savings and Loan Association Director Fee Continuation Plan to provide the directors serving on the board as of the date of the plan’s implementation with a retirement income supplement. The plan has six directors. Participant-directors are entitled to an annual benefit, as of their Retirement Date, equal to $1,000 for each full year of service as a director from June 1, 1995, plus $250 for each full year of service as a director prior to June 1, 1995, with a maximum benefit of $6,000 per year payable in ten annual installments. The retirement plan’s liability is $159,000 and $149,000 as of March 31, 2006 and 2005, respectively. The Association has funded the plan through the purchase of life insurance policies under which the Association is the beneficiary. The annual cost of the retirement plan that was charged to expense during the years ended March 31, 2006 and 2005 was $16,000.

The Association sponsors a 401(k) Plan whereby the Association matches 50% of the first 6% of employee contributions. During the years ended March 31, 2006 and 2005, the Association contributed $52,000 and $51,000, respectively under this plan.

The Association has an Executive Supplemental Retirement Plan Agreement and a Life Insurance Endorsement Method Split Dollar Plan Agreement for the benefit of the President of the Association. The plan provides the President with an annual retirement benefit equal to approximately $173,000 over a period of 180 months. Following the initial 180 month period, certain additional amounts may be payable to the President until his death based on the performance of the life insurance policies that the Association has acquired as an informal funding source for its obligation to the President. The income recorded on the life insurance policy amounted to $150,000 and $145,000 for the years ended March 31, 2006 and 2005, respectively. A periodic amount is being expensed and accrued to a liability reserve account during the President’s active employment so that the full present value of the promised benefit will be expensed at his retirement. The expense of this plan to the Association for the years ended March 31, 2006 and 2005 was $109,000 and $95,000, respectively. The cumulative liability for this plan is reflected in other liabilities on the consolidated balance sheets as of March 31, 2006 and 2005 in the amounts of $519,000 and $410,000, respectively.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

The Association formed a Rabbi Trust for the Executive Supplemental Retirement Plan. The Trust’s assets consist of split dollar life insurance policies. The cash surrender values of the policies are reflected as an asset on the consolidated balance sheets. As of March 31, 2006 and 2005, total assets in the Rabbi Trust were $3.9 million and $3.7 million, respectively.

The Association adopted the Enfield Federal Savings and Loan Association Supplemental Executive Retirement Plan (SERP), effective June 4, 2002. The SERP provides restorative payments to executives designated by the Board of Directors who are prevented by certain provisions of the Internal Revenue Code from receiving the full benefits contemplated by other benefit plans. The Board of Directors has designated the President to participate in the Plan.

The Company and the Association each entered into an employment agreement with its President. The employment agreements provide for the continued payment of specified compensation and benefits for specified periods. The agreements also provide for termination of the executive for cause (as defined in the agreements) at any time. The employment agreements provide for the payment, under certain circumstances, of amounts upon termination following a “change in control” as defined in the agreements. The agreements also provide for certain payments in the event of the officer’s termination for other than cause and in the case of voluntary termination.

The Association maintains change in control agreements with several employees. The agreements are renewable annually. The agreements provide that if involuntary termination or, under certain circumstances, voluntary termination follows a change in control of the Association, the employee would be entitled to receive a severance payment equal to a multiple of his “base amount,” as defined under the Internal Revenue Code. The Association would also continue and/or pay for life, health and disability coverage for a period of time following termination.

NOTE 12—STOCK COMPENSATION PLAN

In 2003, the Company adopted the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan (the “Plan”) which includes grants of options to purchase Company stock and awards of Company stock.

The number of shares of common stock reserved for grants and awards under the Plan is 473,660, consisting of 338,328 shares for stock options and 135,333 shares for stock awards. All employees and outside directors of the Company are eligible to participate in the Plan.

The Plan defines the stock option exercise price as the fair market value of the Company stock at the date of the grant. The Company determines the term during which a participant may exercise a stock option, but in no event may a participant exercise a stock option more than ten years from the date of grant. The stock options vest in installments over five years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock option grants in the year ended March 31, 2006 and 2005.

	2006	2005
Dividend yield	1.11%	0.12%
Expected life	10 years	10 years
Expected volatility	34.0%	23.9%
Risk-free interest rate	4.54%	4.75%

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

A summary of the status of the Plan as of March 31, 2006 and 2005 and changes during the years then ended is presented below:

	2006		2005
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	254,740	$6.67	219,220	$6.40
Granted	2,000	10.81	40,256	8.13
Forfeited	(4,736)	7.81	(4,736)	6.40

Outstanding at end of year	252,004	$6.68	254,740	$6.67

Options exercisable at year-end	135,794		85,796
Weighted-average fair value of options granted during the year		$4.93		$3.74

The following table summarizes information about stock options outstanding as of March 31, 2006:

Options Outstanding			Options Exercisable
Number Outstanding as of 3/31/06	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable as of 3/31/06	Weighted-Average Exercise Price
214,484	6.9 years	$6.40	128,690	$6.40
35,520	8.1 years	8.17	7,104	8.17
2,000	9.9 years	10.81	—	—

252,004	7.1 years	6.68	135,794	6.49

Under the Plan, common stock of the Company may be granted at no cost to employees and outside directors of the Company. Plan participants are entitled to cash dividends and to vote such shares. Such shares vest in five equal annual installments. Upon issuance of shares of restricted stock under the Plan, unearned compensation equivalent to the market value at the date of grant is charged to the capital accounts and subsequently amortized to expense over the five-year vesting period. In February 2003, 86,251 shares were awarded under the Plan. The awards vest in installments over five years. The compensation cost that has been charged against income for the granting of stock awards under the plan was $111,000 and $110,000 for the years ended March 31, 2006 and 2005, respectively.

Upon a change in control as defined in the Plan, options held by participants will become immediately exercisable and shall remain exercisable until the expiration of the term of the option, regardless of whether the participant is employed or in service with the Company; and all stock awards held by a participant will immediately vest and further restrictions lapse.

NOTE 13—EMPLOYEE STOCK OWNERSHIP PLAN

On June 4, 2002, the date the mutual holding company reorganization was consummated, the Association implemented the Enfield Federal Savings and Loan Association Employee Stock Ownership Plan (the “ESOP”) effective as of January 1, 2002. On June 4, 2002, the ESOP purchased 73,795 shares of the common stock of the Company (174,768 as adjusted for the 2.3683 share exchange). To fund the purchases, the ESOP borrowed $738,000 from the Company. The borrowing is currently at an interest rate of 4.75% and is to be repaid in equal annual installments through December 31, 2011. In fiscal 2006, the ESOP purchased 246,068 shares of common

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

stock in the second-step conversion with a $2.5 million loan from the Company, which has a 15 year term at an interest rate of 7.25%. Dividends paid on unreleased shares are used to reduce the principal balance of the loan. The collateral for the borrowing is the common stock of the Company purchased by the ESOP. Contributions by the Association to the ESOP are discretionary; however, the Association intends to make annual contributions to the ESOP in an aggregate amount at least equal to the principal and interest requirements on the debt. The shares of stock of the Company are held in a suspense account until released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of the participant’s compensation for the year of allocation compared to all other participants. As any shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares will be outstanding for earnings-per-share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts section of the balance sheet. ESOP expense for the years ended March 31, 2006 and 2005 was $210,000 and $140,000, respectively.

The ESOP shares as of March 31 were as follows:

	2006	2005
Allocated shares	66,701	49,223
Unreleased shares	350,945	122,356

Total ESOP shares	417,646	171,579

Fair value of unreleased shares	$3,762,130	$919,512

NOTE 14—REGULATORY MATTERS

The Company, as a savings and loan holding company, is not subject to capital requirements. The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Association’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Core capital (as defined) to adjusted tangible assets (as defined) and Tangible capital (as defined) to Tangible assets (as defined). Management believes, as of March 31, 2006, that the Association meets all capital adequacy requirements to which it is subject.

As of March 31, 2006, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Association must maintain minimum total risk-based, Tier 1 risk-based, Core and Tangible capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Association’s category.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

The Association’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
	(Dollar Amounts in Thousands)
As of March 31, 2006:
Total Capital (to Risk Weighted Assets)	$42,179	28.75%	$11,738	≥	8.0%	$14,673	≥	10.0%
Tangible Capital (to Tangible Assets)	40,543	15.77	3,855	≥	1.5	N/A		N/A
Core Capital (to Adjusted Tangible Assets)	40,543	15.77	10,281	≥	4.0	12,851	≥	5.0
Tier 1 Capital (to Risk Weighted Assets)	40,543	27.63	N/A		N/A	8,804	≥	6.0

As of March 31, 2005:
Total Capital (to Risk Weighted Assets)	$26,404	23.43%	$9,016	≥	8.0%	$11,270	≥	10.0%
Tangible Capital (to Tangible Assets)	24,995	11.79	3,180	≥	1.5	N/A		N/A
Core Capital (to Adjusted Tangible Assets)	24,995	11.79	8,479	≥	4.0	10,599	≥	5.0
Tier 1 Capital (to Risk Weighted Assets)	24,995	22.18	N/A		N/A	6,762	≥	6.0

The Association will not be able to declare or pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause the regulatory capital of the Association to be reduced below the amount required under OTS rules and regulations.

NOTE 15—EARNINGS PER SHARE (EPS)

Reconciliation of the numerators and denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	(In Thousands)
Year ended March 31, 2006
Basic EPS
Net income and income available to common stockholders	$1,309	4,933,037	$0.27
Effect of dilutive securities options	—	113,180

Diluted EPS
Income available to common stockholders and assumed conversions	$1,309	5,046,217	$0.26

Year ended March 31, 2005
Basic EPS
Net income and income available to common stockholders	$1,188	5,144,592	$0.23
Effect of dilutive securities options	—	111,890

Diluted EPS
Income available to common stockholders and assumed conversions	$1,188	5,256,482	$0.23

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

NOTE 16—COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under non-cancelable operating leases for banking premises and equipment expiring between fiscal year 2007 and 2031. The total minimum rental due in future periods under these existing agreements is as follows as of March 31, 2006:

(In Thousands)
Year Ended March 31
2007	$458
2008	447
2009	426
2010	425
2011	433
Thereafter	9,351

Total minimum lease payments	$11,540

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. Certain leases contain options to extend for periods from one to five years. The total rental expense amounted to $252,000 and $123,000 for the years ended March 31, 2006 and 2005, respectively.

NOTE 17—FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of March 31, 2006 and 2005, the maximum potential amount of the Company’s obligation was $10,000 for financial and standby letters of credit. The Company’s

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit. If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The following are carrying amounts and estimated fair values of the Company’s financial assets and liabilities as of March 31:

	2006		2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$38,656	$38,656	$16,544	$16,544
Interest-bearing time deposits with other banks	4,222	4,266	5,902	6,002
Available-for-sale securities	52,297	52,297	46,585	46,585
Federal Home Loan Bank stock	1,417	1,417	1,126	1,126
Loans, net	148,113	144,053	132,557	131,683
Accrued interest receivable	978	978	896	896
Financial liabilities:
Deposits	169,044	169,318	162,991	162,981
Advanced payments by borrowers for taxes and insurance	969	969	644	644
FHLB advances	21,642	20,866	15,620	15,310
Securities sold under agreements to repurchase	7,325	7,332	4,244	4,249
Due to broker	626	626	278	278

The carrying amounts of financial instruments shown in the above tables are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of March 31:

	2006	2005
	(In Thousands)
Commitments to originate loans	$3,772	$2,147
Standby letters of credit	10	10
Unadvanced portions of loans:
Construction	5,462	11,067
Home equity	1,789	1,464
Commercial lines of credit	3,251	1,489

	$14,284	$16,177

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 18—SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company’s business activity is with customers located within Connecticut. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company’s loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

NOTE 19—RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year’s statement presentation.

NOTE 20—PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements are for the Company (Parent Company Only) and should be read in conjunction with the consolidated financial statements of the Company.

NEW ENGLAND BANCSHARES, INC.

(Parent Company Only)

Balance Sheets

(In Thousands)

	March 31,
	2006	2005
ASSETS
Cash on deposit with Enfield Federal Savings and Loan Association	$12,025	$1,001
Investment in subsidiary, Enfield Federal Savings and Loan Association	41,711	26,489
Loan to ESOP	2,934	541
Accrued interest receivable	95	6
Other assets	32	—
Due from subsidiary	57	431

Total assets	$56,854	$28,468

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$14	$29
Deferred tax liability	19	—
Stockholders’ equity	56,821	28,439

Total liabilities and stockholders’ equity	$56,854	$28,468

NEW ENGLAND BANCSHARES, INC.

(Parent Company Only)

Statements of Income

(In Thousands)

	For the Years Ended March 31,
	2006	2005
Interest income	$114	$28
Other expense	97	102

Income (loss) before income tax benefit and equity in undistributed net income of subsidiary	17	(74)
Income tax expense (benefit)	9	(25)

Income (loss) before equity in undistributed net income of subsidiary	8	(49)
Equity in undistributed net income of subsidiary	1,301	1,237

Net income	$1,309	$1,188

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended March 31, 2006 and 2005

NEW ENGLAND BANCSHARES, INC.

(Parent Company Only)

Statements of Cash Flows

(In Thousands)

	For the Years Ended March 31,
	2006	2005
Cash flows from operating activities:
Net income	$1,309	$1,188
Adjustments to reconcile net income to net cash used in operating activities:
(Increase) decrease in accrued interest receivable	(89)	1
Increase in due from subsidiary for income taxes receivable	—	(25)
Increase in other assets	(32)	—
(Decrease) increase in other liabilities	(15)	28
Deferred tax expense	19	—
Undistributed net income of subsidiary	(1,301)	(1,237)

Net cash used in operating activities	(109)	(45)

Cash flows from investing activities:
Cash contributed to subsidiary bank	(15,874)	—
Loan to ESOP	(2,461)	—
Principal payments received on loan to ESOP	68	64

Net cash (used in) provided by investing activities	(18,267)	64

Cash flows from financing activities:
Proceeds from stock offering, net of related costs	29,685	—
Fractional share payout	(2)	—
Payment of cash dividends on common stock	(283)	(48)

Net cash provided by (used in) financing activities	29,400	(48)

Net increase (decrease) in cash and cash equivalents	11,024	(29)
Cash and cash equivalents at beginning of year	1,001	1,030

Cash and cash equivalents at end of year	$12,025	$1,001

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

First Valley Bancorp, Inc.

Bristol, Connecticut

We have audited the accompanying consolidated statements of financial condition of First Valley Bancorp, Inc. (the “Company”) and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years ended December 31, 2006, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Valley Bancorp, Inc. and subsidiary at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years ended December 31, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Hartford, Connecticut

March 9, 2007

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Financial Condition

	2006	2005
	(in thousands except share data)
ASSETS
Cash and due from depository institutions	$12,319	$3,447
Federal funds sold and money market accounts	13,841	9,220
Investment securities	26,672	33,907
Loans receivable, net	133,709	109,773
Loans held for sale	1,080	252
Premises and equipment, net	2,321	1,435
Federal Home Loan Bank of Boston Stock	719	855
Accrued income receivable	865	680
Deferred income taxes	1,052	904
Other assets	569	453

Total assets	$193,147	$160,926

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits	$164,758	$129,200
Borrowed funds	14,952	19,117
Mortgagors’ escrow accounts	169	176
Other liabilities	2,737	2,733

Total liabilities	182,616	151,226

Commitments and Contingencies

Stockholders’ equity
Common stock, no par value; authorized 3,000,000 shares; issued and outstanding 1,194,550 and 1,186,236 in 2006 and 2005, respectively	899	892
Additional paid in capital	8,273	8,194
Retained earnings	1,627	1,054
Accumulated other comprehensive loss	(268)	(440)

Total stockholders’ equity	10,531	9,700

Total liabilities and stockholders’ equity	$193,147	$160,926

See notes to consolidated financial statements.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands except share data)
Interest income
Interest on loans	$9,022	$6,014	$4,561
Interest and dividends on investments and deposits	1,754	1,585	1,357

Total interest income	10,776	7,599	5,918

Interest expense
Deposits and escrow	4,196	2,259	1,475
Borrowed money	771	467	268

Total interest expense	4,967	2,726	1,743

Net interest income	5,809	4,873	4,175

Provision for loan losses	321	348	353

Net interest income after provision for loan losses	5,488	4,525	3,822

Noninterest income
Service charges and other fees	492	385	327
Realized gains (losses) on investments	(86)	—	6

Total noninterest income	406	385	333

Noninterest expense
Salaries	2,196	1,736	1,528
Employee benefits and taxes	428	347	306
Occupancy and equipment	791	655	671
Professional fees	206	139	145
Marketing	132	106	104
Office supplies	74	74	67
Outside service fees	179	225	146
Organizational costs	—	98	—
Merger related expenses	345	—	—
Other	396	329	249

Total noninterest expense	4,747	3,709	3,216

Income before income tax expense	1,147	1,201	939

Income tax expense	574	452	367

Net income	$573	$749	$572

Basic income per share	$0.48	$0.63	$0.49
Diluted income per share	0.45	0.60	0.47
Weighted-average shares outstanding—basic	1,191,018	1,184,930	1,178,639
Weighted-average shares outstanding—diluted	1,261,859	1,239,000	1,207,895

See notes to consolidated financial statements.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings (deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	(in thousands)
Balance at December 31, 2003	$884	$8,090	$(267)	$(62)	$8,645
Net income	—	—	572	—	572
Shares issued under stock compensation plan	3	36	—	—	39
Net unrealized gains (losses) on available-for-sale securities	—	—	—	(97)	(97)

Balance at December 31, 2004	$887	$8,126	$305	$(159)	$9,159

Net income	—	—	749	—	749
Shares issued under stock compensation plan	5	68	—	—	73
Net unrealized gains (losses) on available-for-sale securities	—	—	—	(281)	(281)

Balance at December 31, 2005	$892	$8,194	$1,054	$(440)	$9,700

Net income	—	—	573	—	573
Shares issued under stock compensation plan	2	38	—	—	40
Shares issued through exercise of stock options	5	41	—	—	46
Net unrealized gains (losses) on available-for-sale securities	—	—	—	172	172

Balance at December 31, 2006	$899	$8,273	$1,627	$(268)	$10,531

See notes to consolidated financial statements.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands)
Cash flows from operating activities
Net income	$573	$749	$572
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	321	348	353
Depreciation	235	232	218
Provision for deferred taxes	(258)	(92)	(110)
Realized losses (gains) on investments	86	—	(6)
Realized losses (gains) on premises and equipment	5	—	—
Amortization (accretion) of premiums (discounts), net	98	171	209
Amortization of debt issuance costs	6	2	—
Common stock issued as compensation	40	73	39
Net change in:
Deferred loan fees	23	20	49
Accrued income receivable	(185)	(120)	(159)
Other assets	(116)	(266)	(14)
Other liabilities	4	1,527	320

Net cash provided by operating activities	832	2,644	1,471

Cash flows from investing activities
Proceeds from maturities, calls and paydowns of available-for-sale securities	11,711	24,081	17,472
Proceeds sales of available-for-sale securities	3,121	—	509
Purchase of available-for-sale securities	(7,500)	(19,072)	(23,651)
Loan originations net of principal payments	(25,108)	(32,664)	(18,762)
Redemption (purchase) of Federal Home Loan Bank of Boston Stock	136	(128)	(108)
Proceeds from sale of premises and equipment	17	—	—
Purchase of premises and equipment	(1,142)	(143)	(762)

Net cash used by investing activities	(18,765)	(27,926)	(25,302)

Cash flows from financing activities
Change in DDA, NOW, money market, and savings accounts	(12,640)	6,763	12,068
Change in time deposit accounts	48,198	14,691	14,413
Proceeds from borrowed funds	25,000	16,046	8,875
Repayments of borrowed funds	(29,171)	(9,610)	(8,576)
Change in mortgagors’ escrow accounts	(7)	26	10
Proceeds from issuance of common stock	46	—	—

Net cash provided by financing activities	31,426	27,916	26,790

Net change in cash and cash equivalents	13,493	2,634	2,959
Cash and cash equivalents at beginning of year	12,667	10,033	7,074

Cash and cash equivalents at end of year	$26,160	$12,667	$10,033

Supplemental disclosures
Cash paid during the year for:
Interest	$5,028	$2,542	$1,621
Income taxes	$835	$604	$397

See notes to consolidated financial statements.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

First Valley Bancorp, Inc. (the Company) is a state chartered holding company formed in 2005 for the purpose of acquiring all of the common stock of Valley Bank. Existing shares in Valley Bank common stock were exchanged for an equal and proportionate amount of shares of Company stock.

Valley Bank (the Bank) is a state chartered commercial bank which commenced operations on November 15, 1999. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in small business, real estate, residential and consumer loans. The Bank is subject to competition from other financial institutions throughout the region.

Both the Company and the Bank are subject to the regulations of certain state and federal agencies and undergoes periodic examinations by those regulatory authorities.

Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of First Valley Bancorp, Inc. and its wholly-owned subsidiary, Valley Bank. Significant intercompany accounts and transactions have been eliminated in consolidation. Prior to the formation of the Company the amounts reflected are those of the Bank.

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to general practices within the banking industry. Such policies have been followed on a consistent basis.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and income and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for losses on loans. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Connecticut.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold, and money market accounts.

Investment securities

The Company’s investments are categorized as available-for-sale. Available-for-sale securities are securities that are held for indefinite periods of time and are carried at fair value with unrealized gains and losses reported as a separate component of capital, net of estimated income taxes.

Mortgage-backed securities, which include collateralized mortgage obligations (CMO’s), are either U.S. Government Agency securities or are rated in one of the top two ratings categories by at least one of the major rating agencies at the time of purchase. One of the risks inherent when investing in mortgage-backed securities and CMO’s is the ability of such instruments to incur prepayments of principal prior to maturity. Because of prepayments, the weighted-average yield of these securities may also change, which could affect earnings.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method.

Loans receivable and allowance for loan losses

Loans receivable are stated at unpaid principal balance less deferred loan fees, and the allowance for loan losses.

Uncollected interest on loans receivable is accrued as earned based on rates applied to principal amounts outstanding. Recognition of income on the accrual basis is generally discontinued after 90 days past due. Payments ultimately collected are allocated to reduce principal and accrued interest unless there are doubts concerning collectibility. If there are any doubts regarding collectibility all payments are used to reduce principal and any accrued interest is reversed to reduce interest income.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized on a level-yield basis as an adjustment to the related loan yield over its contractual life. Unamortized net fees are recognized upon early repayment of the loans.

The allowance for loan losses is established by a provision charged to earnings and is maintained at a level considered adequate to provide for potential loan losses based on management’s evaluation of known and inherent risks in the loan portfolio. When a loan or portion of a loan is considered uncollectible, it is charged against the allowance for loan losses. Recoveries of loans previously charged-off are credited to the allowance when collected.

Management makes regular evaluations of the loan portfolio to determine the adequacy of the level of the allowance for loan losses. Numerous factors are considered in the evaluation, including a review of certain borrowers’ current financial status and credit standing, available collateral, loss experience in relation to outstanding loans, the overall loan portfolio quality, management’s judgment regarding prevailing and anticipated economic conditions, and other relevant factors.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Loans held-for-sale

Loans held-for-sale are valued at the lower of cost or market as determined by outstanding commitments from investors. All loans sold by the Company are sold on a non-recourse basis. Gains or losses on the sale of loans are determined using the specific identification method.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method at rates based on estimated useful lives. Estimated lives are 39 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Expenditures for replacements or major improvements are capitalized. Expenditures for normal maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of premises and equipment, the cost and accumulated depreciation are removed from the respective accounts and any gain or loss is included in income.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Computation of fair values

The calculation of fair value estimates of financial instruments is dependent upon certain subjective assumptions and involves significant uncertainties. Changes in assumptions could significantly affect the estimates. These estimates do not reflect any possible tax ramifications, estimated transaction costs or any premium or discount that could result from offering the Company’s entire holdings of a particular financial instrument.

The following methods and assumptions were utilized by the Company in estimating the fair values of its on-balance sheet financial instruments:

Cash and cash equivalents—The carrying amounts reported in the statement of financial condition approximate these assets’ fair value.

Investment securities—Fair values for investment securities are based on quoted market prices.

Loans receivable—For variable rate loans that reprice frequently and without significant change in credit risk, fair values are based on carrying values. The fair value of other loans is estimated by discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued income receivable—The carrying value of accrued income receivable approximates fair value.

Deposits—For the present value calculation of non-maturity deposits, an assumption is required as to the maturity, or life, of these deposits. The Company is currently using the FDICIA 305 proposal recommended for this purpose. On non-maturity deposits, fair value is based on using a discounted cash flow technique that uses current interest rates and applies interest expense into the future compared to Federal Home Loan Bank current loan interest rates. Fair values for time certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.

FHLBB Advances—Fair values are estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.

Subordinated debts—Fair value is determined using quoted market prices.

Mortgagors’ escrow accounts—The carrying value of escrow accounts approximates fair value.

Income taxes

The Bank accounts for certain income and expense items differently for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are being made in recognition of these temporary differences.

Earnings per share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Related party transactions

Directors and officers of the Company and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features.

Stock Based Compensation

As more fully described in Note 12, the Bank has a long-term incentive plan authorizing various types of market and performance based incentive awards that may be granted to directors, officers and employees. In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123R”). This Statement eliminated the alternative intrinsic value method of accounting, in accordance with the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” for recognizing the cost of employee services received in share-based payment transactions, thereby reflecting the economic consequences of those transactions in the financial statements. SFAS 123R requires all entities to follow the same accounting standard and account for such transactions using the fair-value-based method. On March 29, 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 expresses the views of the SEC staff regarding SFAS 123R and certain rules and regulations and provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. On April 14, 2005, the Securities and Exchange Commission (the “SEC”) delayed the effective date for SFAS 123R, which allows companies to implement the statement at the beginning of their first fiscal year beginning after June 15, 2005, which would be January 1, 2006 for the Company. Previously, the Company applied APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its long-term incentive plan.

The following table illustrates the effect on net income and earnings per share as if the fair value based method described in SFAS No. 123, “Accounting for Stock-Based Compensation” had been applied to the Bank’s long-term incentive plan.

	For The Years Ended December 31,
	2006	2005	2004
	(in thousands except share data)
Net income, as reported	$573	$749	$572
Stock-based employee compensation included in net income	—	—	—
Total stock-based employee compensation expense determined under the fair value based method for all awards	—	—	(20)

Pro forma net income	$573	$749	$552

Earnings per share:
Basic, as reported	$0.48	$0.63	$0.49
Diluted, as reported	0.45	0.60	0.47
Basic, pro forma	0.48	0.63	0.47
Diluted, pro forma	0.45	0.60	0.45

The Company adopted Statement No. 123(R) on January 1, 2006.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Tax Positions.” This interpretation clarifies the application of SFAS. No. 109, “Accounting for Income Taxes,” by establishing a threshold condition that a tax position must meet for any part of the benefit of that position to be recognized in the financial statements. In addition to recognition, FASB Interpretation No. 48 provides guidance concerning measurement, derecognition, classification, and disclosure of tax positions and is effective for fiscal years ending after December 15, 2006. Adoption of this Interpretation is not expected to have a significant impact on the results of operations and financial condition.

In March 2006, the Financial Accounting Standards Board issued Statement No. 156, “Accounting for Servicing of Financial Assets.” Statement 156, which is an amendment to SFAS No. 140, simplifies the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. The new Standard clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either the Amortization Method or Fair Value Method for subsequent measurement. Statement No. 156 is effective for separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, with early adoption permitted. Adoption of this statement is not expected to have a material effect on results of operations or financial condition.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

2. Investment Securities

The amortized cost basis and estimated fair values of investment securities were as follows:

	December 31, 2006
	Amortized Cost Basis	Gross Unrealized		Fair Value
		Gains	Losses
		(in thousands)
Available-for-sale securities:
Debt securities:
U.S. government and agency obligations:
Due in less than one year	$3,500	$—	$(29)	$3,471
Due from one through five years	4,000	—	(73)	3,927

	7,500	—	(102)	7,398

Corporate bonds:
Due in less than one year	506	—	(2)	504
Due from one through five years	1,554	—	(48)	1,506

	2,060	—	(50)	2,010

Municipal bonds:
Due after five years through ten years	1,179	—	—	1,179
Due after ten years	1,383	—	(6)	1,377

	2,562	—	(6)	2,556

Mortgage-backed securities	12,986	4	(282)	12,708

Total debt securities	25,108	4	(440)	24,672

Equity securities:
Variable rate preferred securities	2,000	—	—	2,000

Total available-for-sale securities	$27,108	$4	$(440)	$26,672

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

	December 31, 2005
	Amortized Cost Basis	Gross Unrealized		Fair Value
		Gains	Losses
		(in thousands)
Available-for-sale securities:
Debt securities:
U.S. government and agency obligations:
Due in less than one year	$1,509	$—	$(23)	$1,486
Due from one through five years	7,499	—	(168)	7,331

	9,008	—	(191)	8,817

Corporate bonds:
Due from one through five years	2,095	—	(75)	2,020
Municipal bonds:
Due after ten years	2,564	—	(15)	2,549
Mortgage-backed securities	20,456	1	(436)	20,021

Total debt securities	34,123	1	(717)	33,407

Equity securities:
Variable rate preferred securities	500	—	—	500

Total available-for-sale securities	$34,623	$1	$(717)	$33,907

The Company had realized losses of $85,597 and no gains for the year ended December 31. 2006. There were no realized gains or losses in the year ended December 31, 2005. Gross gains of $5,511 and no losses were realized on available-for-sale securities for the year ended December 31, 2004.

At December 31, 2006 and 2005 debt securities with a carrying and market value of $9,772,538 and $12,411,682, respectively, were pledged as collateral to secure public deposits and FHLBB advances.

The Bank has 50 individual investment securities in which the market value of the security is less than the cost of the security. Management believes that these unrealized losses are temporary and are the result of market conditions over the past several years.

The following is a summary of the market value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Length of Time in Continuous Unrealized Loss Position
	Less than 12 months		12 months or more		Total
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
	(in thousands)
U.S. agency obligations	$—	$—	$7,398	$(102)	$7,398	$(102)
Corporate bonds	—	—	2,010	(51)	2,010	(51)
Municipal bonds	1,320	(3)	551	(2)	1,871	(5)
Mortgage-backed securities	—	—	11,852	(282)	11,852	(282)

Total investment securities	$1,320	$(3)	$21,811	$(437)	$23,131	$(440)

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

3. Loans

At December 31, the composition of the Bank’s loan portfolio was as follows:

	2006	2005
	(dollars in thousands)
Commercial mortgages	$69,603	$54,653
Commercial loans	30,162	22,726
Residential mortgages	22,925	22,848
Consumer and home equity loans	13,127	11,317

	135,817	111,544
Less:
Deferred loan origination fees	248	225
Allowance for loan losses	1,860	1,546

Loans receivable, net	$133,709	$109,773

Weighted average yield	7.24%	6.66%

The Bank’s lending activities are conducted principally in Connecticut. The Bank’s investment in loans includes both adjustable and fixed rate loans. At December 31, the composition of the Bank’s investment in loans was as follows:

	2006	2005
	(in thousands)
Fixed rate:
Term to maturity
1 month through 1 year	$7,389	$4,064
1 year through 3 years	4,010	4,643
3 years through 5 years	13,644	10,192
5 years through 10 years	9,538	12,691
Over 10 years	4,887	4,724

	39,468	36,314
Adjustable rate:
Rate adjustment
1 month through 1 year	39,102	22,409
1 year through 3 years	21,383	15,594
3 years through 5 years	33,148	29,948
5 years through 10 years	2,716	7,279

	96,349	75,230

Total loans	$135,817	$111,544

The adjustable rate loans have interest rate adjustment limitations and are indexed to the one to five year U.S. Treasury rate, the Wall Street Journal Prime Rate, or Federal Home Loan Bank advance rates.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Transactions in the allowance for possible loan losses for the years ended December 31, were as follows:

	2006	2005
	(in thousands)
Balance at beginning of period	$1,546	$1,295
Provision for loan losses	321	348
Charge offs	(11)	(114)
Recoveries	4	17

Balance at end of period	$1,860	$1,546

Nonperforming loans totaled $269,947 and $337,215 at December 31, 2006 and 2005, respectively. These loans, delinquent 90 days or more, were accounted for on a non-accrual basis. The amount of income that was contractually due but not recognized on nonperforming loans totaled $30,196 and $22,060 in 2006 and 2005, respectively. Impaired loans totaled $720,255 and $337,215 at December 31, 2006 and 2005, respectively. These loans had specific reserves of $139,033 at December 31, 2006 and $3,851 at December 31, 2005. At December 31, 2006 and 2005 outstanding commitments to lend additional funds to borrowers with loans on which the accrual of interest has been discontinued were $25,000 and none, respectively.

4. Premises and Equipment

Premises and equipment at December 31, are summarized as follows:

	2006	2005
	(in thousands)
Office building	$658	$650
Leasehold improvements	783	757
Furniture, fixtures and equipment	1,016	767
Construction in progress	828	10

	3,285	2,184
Accumulated depreciation	964	749

Premises and equipment, net	$2,321	$1,435

Depreciation expense amounted to $234,868, $232,233, and $218,118 during the years ended December 31, 2006, 2005 and 2004, respectively.

In 2004, the Bank purchased a building on Farmington Avenue, in Bristol, that it plans on opening as a full service office in the first quarter of 2007. The building was previously leased and rental income for the years ended December 31, 2006, 2005, and 2004 was $16,800, $28,800 and $21,600, respectively.

The Bank is obligated under a 15 year lease agreement on the building it currently occupies in Bristol and a 10 year lease agreement on its office in Terryville.

On February 14, 2006, the Bank entered into a 22 year lease agreement for a new full-service office in Southington that opened in January of 2007.

On April 4, 2006, the Bank entered into a short-term sublease expiring in September 2007 for an operations center in Bristol. The Bank has entered into a ten year lease agreement on the same premises that will become effective and replace the sublease in September 2007.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Total rent expense for the years ended December 31, 2006, 2005 and 2004 was $220,398, $187,384, and $169,446, respectively.

The following is a schedule of future annual minimum rental payments required under leases, as of December 31, 2006:

(in thousands)
2007	$283
2008	335
2009	363
2010	376
2011	397
Thereafter	1,717

Total	$3,471

5. Deposits

The balances and the rates at which the Bank paid interest on deposit accounts December 31, were as follows:

	2006		2005
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(dollars in thousands)
Non-interest checking	$18,225	—%	$17,166	—%
Regular savings	17,782	0.79	22,575	0.77
Money market savings	15,309	2.71	23,154	2.23
NOW accounts	3,646	1.25	4,707	0.47

	54,962	1.09	67,602	1.05

Certificate accounts maturing in:
Under 12 months	95,730	4.77	34,187	3.42
12 to 24 months	11,066	4.47	21,003	3.52
24 to 36 months	839	4.47	4,000	3.68
36 to 48 months	1,271	4.88	852	4.43
48 to 60 months	890	4.88	1,556	4.89

	109,796	4.74	61,598	3.52

Total deposits	$164,758	3.52	$129,200	2.23

Certificates with balances of $100,000 or more were $41,518,655 and $17,294,949 at December 31, 2006 and 2005, respectively.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

6. Borrowed Funds

Total borrowed funds with maturity dates and cost of funds were as follows at December 31:

	2006		2005
Year of Maturity:	Amount Due	Weighted Average Rate	Amount Due	Weighted Average Rate
	(dollars in thousands)
FHLBB Advances:
2006	$—	—%	$9,875	4.35%
2007	8,567	5.11	2,653	4.49
2008	815	2.95	872	2.95
2012	493	4.72	568	4.72
2016	973	4.77	1,050	4.77

Subtotal—FHLBB Advances	10,848	4.90	15,019	4.34

Subordinated Debt:
2035	4,104	6.42	4,098	6.42

Total borrowed funds	$14,952	5.32	$19,117	4.79

All advances are at fixed rates of interest. The advances are secured by investment securities held in safekeeping at the Federal Home Loan Bank of Boston (FHLBB).

The Bank is required to maintain an investment in capital stock of the FHLBB as a condition of membership. The carrying value of FHLBB stock approximates fair value based on the redemption provisions of the FHLBB.

On July 28, 2005 the Company formed FVB Capital Trust I. The trust has no independent assets or operations and was created for the sole purpose of issuing trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures issued by the Company.

Trust preferred securities issued by the statutory trust are considered regulatory capital for purposes of determining the Company’s Tier 1 capital ratio and the Bank’s Tier 1 capital ratio to the extent that the trust preferred proceeds have been invested in the Bank’s capital.

The subordinated debentures, which bear an interest rate fixed at 6.42% for the first five years and a floating interest rate set at three-month LIBOR plus 190 basis points thereafter, mature on August 23, 2035 and can be redeemed at the Company’s option in an amount equal to 100% of the principal amount of the debt securities beginning in 2010 and thereafter. The trust securities have identical terms except the duration of the trust in 35 years.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

7. Income Taxes

The components of income tax expense for the years ended December 31, were as follows:

	2006	2005	2004
	(in thousands)
Current:
Federal	$630	$431	$385
State	202	113	92

Total current	832	544	477

Deferred:
Federal	(208)	(73)	(99)
State	(50)	(19)	(11)

Total deferred	(258)	(92)	(110)

Income tax expense	$574	$452	$367

A reconcilement of the statutory federal income tax rate applied to income before taxes with the income tax provision was as follows:

	2006	2005	2004
	(in thousands)
Tax on income at statutory rates	$390	$408	$319
Increase (decrease) resulting from:
State tax, net of federal tax benefit	101	61	53
Non deductible merger expenses	117	—	—
Tax-exempt municipal income	(34)	—	—
Other items, net	—	(17)	(5)

Income tax expense	$574	$452	$367

The components of deferred taxes included in the balance sheet are as follows at December 31:

	2006	2005
	(in thousands)
Deferred tax receivable:
Reserve for loan losses	$705	$579
Deferred income for books previously taxed	96	88
Deferred compensation	87	—
Organizational costs	38	—
Available-for-sale securities	167	277

	1,093	944

Deferred tax payable:
Depreciation	(41)	(40)

	(41)	(40)

Net deferred tax receivable	$1,052	$904

SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not, that some or all of the deferred tax assets will not be realized. As of

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, the Company believes that all deferred tax assets will be realized in the future and no valuation allowance is necessary.

8. Regulatory Matters

Regulatory Capital

The Company and its subsidiary, Valley Bank, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum ratios of 4.00% for Tier 1 leverage, 4.00% for Tier 1 risk-based capital and 8.00% for total risk-based capital. As of December 31 2006, the Company and its subsidiary meet all capital requirements to which it is subject.

At December 31, 2006, the Company and its subsidiary’s capital ratios were considered well capitalized for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a Tier 1 leverage ratio of 5.00%, a Tier 1 risk-based capital ratio of at least 6.00%; and a total risk-based capital ratio of at least 10.00%. There have been no subsequent conditions or events which management believes have changed their status.

The following is a summary of the Company’s and its subsidiary’s actual capital:

	2006		2005
First Valley Bancorp, Inc.	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Tier 1 leverage	$13,940	7.49%	$13,340	8.80%
Tier 1 risk-based capital	13,940	9.52	13,340	11.58
Total risk-based capital	15,770	10.77	14,780	12.83

	2006		2005
Valley Bank	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Tier 1 leverage	$14,449	7.77%	$13,355	8.81%
Tier 1 risk-based capital	14,449	9.87	13,355	11.60
Total risk-based capital	16,279	11.12	14,795	12.86

The Bank’s capital reported to regulators includes $3.2 million of proceeds from a trust preferred offering that is not included in capital under generally accepted accounting principles.

9. Employee Benefits

The Bank has a 401K plan covering each employee who meets the minimum age and length of service requirements. Employees may defer gross compensation up to certain limits defined in the Internal Revenue Code. The Bank matched 10% of the amount of an employees’ contribution in the year ended December 31, 2004, and 25% in 2005 and 2006. In addition, the Bank has made additional discretionary contributions at year-end on a pro-rata basis to all participating employees. In December 2006, 2005 and 2004, the Bank made discretionary contributions of $12,000, $12,000, and $10,000, respectively. In total, the Bank contributed $38,715, $38,176, and $21,615 during the years ended December 31, 2006, 2005 and 2004, respectively.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

10. Comprehensive Income

For the year ended December 31, comprehensive income was comprised of:

	2006	2005	2004
	(in thousands)
Net income	$573	$749	$572

Other comprehensive income (loss):
Unrealized holding gains (losses) on securities available-for-sale	195	(461)	(149)
Reclassification adjustment for loss (gain) recognized in net income	86	—	(6)

Other comprehensive income (loss) before tax expense	281	(461)	(155)
Income tax expense related to items of other comprehensive income (loss)	(109)	180	58

Other comprehensive income (loss) net of tax	172	(281)	(97)

Total comprehensive income	$745	$468	$475

11. Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.

The contractual amounts of outstanding commitments were as follows at December 31:

	2006	2005
	(in thousands)
Commitments to extend credit:
Loan commitments	$8,759	$11,184
Unadvanced lines of credit	21,992	21,931
Standby letters of credit	2,139	1,089

Outstanding commitments	$32,890	$34,204

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In extending commitments, the Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counter-party.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in a loan commitment.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Management does not anticipate any material losses as a result of these commitments.

The estimated fair value of the Bank’s financial instruments at December 31, were as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets
Cash and cash equivalents	$26,160	$26,160	$12,667	$12,667
Investment securities	26,672	26,672	33,907	33,907
Loans receivable	133,709	132,445	109,773	109,466
Accrued income receivable	865	865	680	680

Financial liabilities
Deposits	164,758	160,056	129,200	123,759
Borrowed funds	14,952	14,844	19,117	18,963
Mortgagors’ escrow accounts	169	169	176	176

Commitments to extend credit and standby letters of credit have short maturities and therefore have no significant fair values.

12. Employee and Director Benefit Plan

During 2000, the Shareholders and the Board of Directors approved a plan entitled “Valley Bank 1999 Stock Option and Stock Compensation Plan, as amended”.

The Company accounts for stock options issued in accordance with APB Opinion No. 25, under which no compensation cost has been recognized. A table illustrating the effect of the plan had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, is included in Note 1.

The fair value of each option grant is estimated on the date of grant using the minimum value method. This method calculates a fair value per share that is equal to the difference between the present value of the exercise price and the current price of the stock reduced to exclude the present value of any expected dividends during the option’s life. The following assumptions were used for option grants in 2004 and 2003: a risk free interest rate of 4.24% and 3.92%, respectively, an expected life equal to the grant life and an expected dividend yield of 0%. For options granted in 2004 and 2003, the weighted average fair values per share were approximately $7.59 and $7.49, respectively.

The plan initially reserved 141,075 shares of common stock to be used for eligible Bank employees and directors in the form of stock options or stock awards. The Plan was subsequently amended in 2003 and 2004, at which time additional shares totaling 30,724 and 117,600 respectively, were added.

Options are exercisable for a ten-year period from the effective date of the actual grant. However, the options may not be exercised before they vest.

The plan terminates on November 19, 2009.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Information regarding the Company’s stock option plan as of December 31, is summarized below:

	2006		2005		2004
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding at beginning of year	124,050	$8.21	124,050	$8.21	118,000	$8.14
Granted	—	—	—	9.50	6,050	9.50
Exercised	5,808	8.00	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding at end of year	118,242	$8.22	124,050	$8.21	124,050	$8.21

Options exercisable at end of year	118,242	$8.22	124,050	$8.21	124,050	$8.21

As further described in Note 1, the Company adopted Statement No. 123(R) on January 1, 2006.

13. Stock Split

On December 19, 2005, the Company’s Board of Directors declared a 1 for 10 stock split effective January 30, 2006 for shareholders of record on December 30, 2005. All stock shares and per share amounts have been restated to give effect to the stock splits.

14. Definitive Merger Agreement

On November 21, 2006, the First Valley Bancorp, Inc. (the “Company”) entered into a definitive agreement in which the Company will merge with and into New England Bancshares Acquisition, Inc. in exchange for cash and common stock of New England Bancshares, Inc. (“NEB”). NEB is a Maryland corporation based in Enfield, Connecticut and is the holding company for Enfield Federal Savings and Loan Association in Enfield, Connecticut. At the effective time of the merger, the separate corporate existence of the Company shall cease, and Valley Bank, the Company’s subsidiary, will become a subsidiary of NEB. Per the definitive agreement, Valley Bank will continue as a separate subsidiary for a minimum of five years after the effective date, absent the occurrence of certain unexpected events.

The transaction is valued at approximately $25.6 million. The terms of the definitive agreement call for each outstanding share of the Company to be converted into the right to receive .8907 shares of NEB common stock and $9.00 in cash.

The transaction is subject to approval by the shareholders of the Company as well as the customary regulatory approvals.

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

15. Parent Company Only Financial Statements

The following financial statements are for the Company (First Valley Bancorp, Inc.) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statements of Financial Condition

	2006	2005
	(in thousands)
ASSETS
Cash and due from depository institutions	$425	$714
Investment in Valley Bank	14,365	13,040
Other assets	125	197

Total assets	$14,915	$13,951

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Subordinated debentures	$4,104	$4,098
Payable to Valley Bank	113	—
Other liabilities	42	28

Total liabilities	4,259	4,126

Stockholders’ Equity	10,656	9,825

Total liabilities and stockholders’ equity	$14,915	$13,951

Statements of Income

	2006	2005
	(in thousands)
Dividends from subsidiary	$—	$125
Interest and dividend income on investments	8	3
Interest expense on borrowed money	271	116

Net interest income	(263)	12
Organizational expenses	—	98
Professional services	42	1
Merger related expenses	345	—
Other noninterest expense	10	1

Total noninterest expense	397	100

Loss before income tax benefit and equity in undistributed net income of subsidiary	(660)	(88)

Income tax benefit	(107)	(72)

Loss before equity in undistributed net income of subsidiary	(553)	(16)

Equity in undistributed net income of subsidiary	1,126	765

Net income	$573	$749

FIRST VALLEY BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements—(Continued)

Statements of Cash flows

	2006	2005
	(in thousands)
Cash flows from operating activities
Net income	$573	$749
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of subsidiary	(1,126)	(765)
Amortization of discount on subordinated debt	6	2
Net change in:
Accrued interest receivable	—	(1)
Payable to Valley Bank	113	—
Other assets	72	(196)
Other liabilities	14	29

Net cash provided by operating activities	(348)	(182)

Cash flows from investing activities
Payments for investments in and advances to subsidiaries	—	(3,200)

Net cash used by investing activities	—	(3,200)
Cash flows from financing activities
Proceeds from borrowed funds	—	4,096
Proceeds from issuance of common stock	59	—

Net cash provided by financing activities	59	4,096

Net change in cash and cash equivalents	(289)	714
Cash and cash equivalents at beginning of year	714	—

Cash and cash equivalents at end of year	$425	$714

Supplemental disclosures
Cash paid during the year for:
Income taxes	$—	$—

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF NOVEMBER 21, 2006

BY AND AMONG

NEW ENGLAND BANCSHARES, INC.,

NEW ENGLAND BANCSHARES ACQUISITION, INC.

AND

FIRST VALLEY BANCORP, INC.

A-i

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Employment Agreement
Exhibit C	Form of Change in Control Agreement
Exhibit D	Form of Change in Control Agreement
Exhibit E	Form of Employment Agreement
Exhibit F	Form of Employment Agreement
Exhibit G	Form of Affiliate Letter

A-ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 21th day of November, 2006 (“Agreement”), by and among New England Bancshares, Inc., a Maryland corporation (“New England Bancshares”), New England Bancshares Acquisition, Inc., a Connecticut corporation (“Acquisition Sub”) and First Valley Bancorp, Inc., a Connecticut corporation (“First Valley Bancorp”).

Introductory Statement

The Board of Directors of each of New England Bancshares and First Valley Bancorp has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of New England Bancshares or First Valley Bancorp, as the case may be, and in the best long-term interests of the shareholders of New England Bancshares or First Valley Bancorp, as the case may be.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes.

New England Bancshares and First Valley Bancorp each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

Acquisition Sub has been organized as a wholly owned subsidiary of New England Bancshares to facilitate the business combination as contemplated by this Agreement.

As a condition and inducement to New England Bancshares’ willingness to enter into this Agreement, each of the members of the Board of Directors of First Valley Bancorp has entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he will vote his shares of First Valley Bancorp Common Stock in favor of this Agreement and the transactions contemplated hereby (the “Voting Agreement”).

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Acquisition Sub	Preamble
Appointment Period	Section 5.14
Banking Laws of Connecticut	Section 3.2(b)(iv)
Capital Contribution	Section 5.15
Cash Consideration	Section 2.5(a)
Certificate(s)	Section 2.6(b)
Certificate of Merger	Section 2.3
Change in Recommendation	Section 5.8
Change in Control	Section 5.14(g)
Continuing Directors	Section 5.14(e)
Closing	Section 2.2
Closing Date	Section 2.2

Defined Term	Location of Definition
Disclosure Letter	Section 3.1
Dissenters’ Shares	Section 2.12
Effective Time	Section 2.3
Enfield Federal	Section 3.3(b)
Exchange Agent	Section 2.6(c)
Exchange Ratio	Section 2.5(a)
First Valley Bancorp	preamble
First Valley Bancorp Employee Plans	Section 3.2(r)(i)
First Valley Bancorp Pension Plan	Section 3.2(r)(iii)
First Valley Bancorp Qualified Plan	Section 3.2(r)(iv)
First Valley Bancorp Restricted Stock	Section 2.11
First Valley Bancorp Stock Option	Section 2.10
First Valley Bancorp Stock Option Plan	Section 2.10
First Valley Bancorp’s Reports	Section 3.2(g)
Indemnified Party	Section 5.12(a)
Intellectual Property	Section 3.2(p)
Letter of Transmittal	Section 2.6(a)
Maximum Insurance Amount	Section 5.12(c)
Measurement Period	Section 2.5(b)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
New England Bancshares	preamble
New England Bancshares Employee Plans	Section 3.3(t)(i)
New England Bancshares Fee	Section 7.2(a)
New England Bancshares Pension Plan	Section 3.3(t)(iii)
New England Bancshares’ Reports	Section 3.3(g)
New England Bancshares Qualified Plan	Section 3.3(t)(iv)
Per Share Merger Consideration	Section 2.5(a)
Proxy Statement-Prospectus	Section 5.9(a)
Registration Statement	Section 5.9(a)
Shareholder Meeting	Section 5.8
Stock Consideration	Section 2.5(a)
Surviving Corporation	Section 2.1
Voting Agreement	Introductory Statement
Willful Breach Fee	Section 7.3(a)

In addition, for purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving First Valley Bancorp or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of First Valley Bancorp’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of First Valley Bancorp’s capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Banking Commissioner” means the Banking Commissioner of the State of Connecticut.

“CBCA” means the Connecticut Business Corporation Act.

“CRA” means the Community Reinvestment Act.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with First Valley Bancorp under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall consist of (i) Dissenters’ Shares and (ii) shares held directly or indirectly by New England Bancshares (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“FDIC” means the Federal Deposit Insurance Corporation.

“First Valley Bancorp Common Stock” means the common stock, no par value per share, of First Valley Bancorp.

“FRB” means the Federal Reserve Board.

“GAAP” means generally accepted accounting principles.

“Government Regulator” means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than vice president.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Maryland Code” means the Annotated Code of Maryland.

“Material Adverse Effect” means an effect which is material and adverse to the business, financial condition or results of operations of First Valley Bancorp or New England Bancshares, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any: (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both New England Bancshares and First Valley Bancorp, or to financial and/or depository institutions generally; (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates; (iii) actions and omissions of New England Bancshares or First Valley Bancorp taken with the prior written consent of the other; or (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, shall not be considered in determining if a Material Adverse Effect has occurred.

“New England Bancshares Common Stock” means the common stock, $0.01 par value per share, of New England Bancshares.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which First Valley Bancorp or New England Bancshares, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that: (i) First Valley Bancorp’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of First Valley Bancorp than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal, including any financing contingencies included in such proposal, the entity making the proposal and the ability to obtain regulatory and/or stockholder approval in a timely manner); (ii) is for 100% of the outstanding shares of First Valley Bancorp Common Stock; and (iii) is, in the written opinion of First Valley Bancorp’s financial advisor, more favorable to the shareholders of First Valley Bancorp from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by New England Bancshares in response to such Acquisition Proposal).

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, First Valley Bancorp will merge with and into Acquisition Sub (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of First Valley Bancorp shall cease. Acquisition Sub shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the CBCA and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place in the offices of Muldoon Murphy & Aguggia LLP, 5101 Wisconsin Avenue, Washington, DC, or at such other location as is agreed to by the parties hereto, at 10:00 a.m. on the date designated by New England Bancshares within thirty days following satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, the parties shall file with the Connecticut Secretary of State a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the CBCA. The Merger shall become effective at such time as a properly executed and certified copy of the Certificate of Merger is duly filed with the Connecticut Secretary of State in accordance with the CBCA or at such later date or time as is agreed upon by the parties (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in the CBCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the properties, rights, privileges, powers and franchises of First Valley Bancorp and be subject to all liabilities and obligations of First Valley Bancorp.

2.5 Effect on Outstanding Shares of First Valley Bancorp Common Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of First Valley Bancorp Common Stock issued and outstanding immediately prior to the Effective Time, other than any Dissenting Shares and Excluded Shares (as defined in Section 2.12 of this Agreement), shall, subject to the conditions hereinafter stated, be converted into and represent the right to receive (i) 0.8907 shares (the “Exchange Ratio”) of New England Bancshares Common Stock (the “Stock Consideration”) and (ii) an aggregate amount of $9.00 in cash without interest (the “Cash Consideration”), together with the Stock Consideration, the “Per Share Merger Consideration”),

provided, however, that the Per Share Merger Consideration shall be increased by the amount equal to the cash dividend declared by New England Bancshares in the third quarter of 2007 on its shares of common stock if the Closing does not occur by June 30, 2007 (other than as the result of the action, inaction or delay by First Valley Bancorp or as the result of a breach of a representation or warranty of First Valley Bancorp (subject to the standard set forth in Section 6.2(a) of this Agreement) or a breach by First Valley Bancorp of one or more covenants in this Agreement (subject to the standard set forth in Section 6.2(b) of this Agreement), which action, inaction, delay, breach of representation, warranty or covenant is the principal cause of failure of the Closing to take place on or before June 30, 2007) divided by the number of whole shares of common stock received by each First Valley Bancorp shareholder. The aggregate of the Cash Consideration and Stock Consideration payable and/or issuable pursuant to this Agreement is sometimes collectively referred to as the “Merger Consideration.”

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of New England Bancshares Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, New England Bancshares shall pay to each holder of First Valley Bancorp Common Stock who would otherwise be entitled to a fraction of a share of New England Bancshares Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the average of the closing sales price of New England Bancshares Common Stock, as reported on The Nasdaq Stock Market, for the ten consecutive trading days ending on the date that is ten business days before the Closing Date (“Measurement Period”); provided, however, that any date on which fewer than 100 shares of New England Bancshares Common Stock trades shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales price and number of days on which 100 or more shares of New England Bancshares Common Stock Traded during the Measurement Period.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of New England Bancshares Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of First Valley Bancorp Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of New England Bancshares Common Stock that are held by First Valley Bancorp, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters’ Shares shall be converted into shares of New England Bancshares Common Stock pursuant to this Section 2.5 but instead shall be treated in accordance with the provisions set forth in Section 2.12 of this Agreement.

2.6 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to New England Bancshares and First Valley Bancorp shall be mailed as soon as practicable after the Effective Time to each holder of record of First Valley Bancorp Common Stock as of the Effective Time. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of First Valley Bancorp Common Stock to be converted thereby, subject to the provisions of Section 2.6(i) hereof.

(b) At and after the Effective Time, each certificate or certificates representing shares of First Valley Bancorp Common Stock (“Certificate(s)”) (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, New England Bancshares shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of New England Bancshares Common Stock to provide for payment of the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with Registrar and Transfer Company (the “Exchange Agent”), for the benefit of the holders of shares of First Valley Bancorp

Common Stock, for exchange in accordance with this Section 2.6, an amount of cash sufficient to pay (x) the aggregate Cash Consideration and (y) any amounts due to holders of a fractional share of First Valley Bancorp Common Stock pursuant to Section 2.5(b).

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as New England Bancshares and First Valley Bancorp may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of New England Bancshares Common Stock and a check in the amount equal to the cash that such holder has the right to receive, pursuant to Section 2.5 (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 2.5, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute New England Bancshares Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of New England Bancshares Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto. If there is a transfer of ownership of any shares of First Valley Bancorp Common Stock not registered in the transfer records of First Valley Bancorp, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such First Valley Bancorp Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of New England Bancshares and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to New England Bancshares Common Stock issued pursuant to this Agreement shall be remitted to any Person entitled to receive shares of New England Bancshares Common Stock hereunder until such Person surrenders his or her Certificates in accordance with this Section 2.6. Upon the surrender of such Person’s Certificates, such Person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of New England Bancshares Common Stock represented by such Person’s Certificates.

(f) The stock transfer books of First Valley Bancorp shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of First Valley Bancorp of any shares of First Valley Bancorp Common Stock. If, after the Effective Time, Certificates are presented to New England Bancshares, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.6.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.6 or any proceeds from any investments thereof that remains unclaimed by the shareholders of First Valley Bancorp for six months after the Effective Time shall be repaid by the Exchange Agent to New England Bancshares upon the written request of New England Bancshares. After such request is made, any shareholders of First Valley Bancorp who have not theretofore complied with this Section 2.6 shall look only to New England Bancshares for the Merger Consideration deliverable in respect of each share of First Valley Bancorp Common Stock such shareholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of New England Bancshares (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any Person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of First Valley Bancorp Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) New England Bancshares and the Exchange Agent shall be entitled to rely upon First Valley Bancorp’s stock transfer books to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, New England Bancshares and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or New England Bancshares, the posting by such Person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.7 Effect on Outstanding Shares of Acquisition Sub Common Stock. At the Effective Time, each share of common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.8 Directors of Surviving Corporation After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Acquisition Sub serving immediately prior to the Effective Time.

2.9 Certificate of Incorporation and Bylaws. The certificate of incorporation of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.10 Treatment of Stock Options. At the Effective Time, each option to acquire shares of First Valley Bancorp Common Stock that is outstanding and unexercised immediately prior thereto (“First Valley Bancorp Stock Option”) pursuant to the Valley Bank Amended and Restated 1999 Stock Option and Stock Compensation Plan (the “First Valley Bancorp Stock Option Plan”) shall automatically become vested and shall be cancelled and converted into the right to receive from New England Bancshares a cash payment in an amount, subject to required withholding taxes, equal to the difference between (A) the sum of (1) the Exchange Ratio multiplied by the closing price per share of New England Bancshares Common Stock on The Nasdaq Stock Market on the third business day immediately prior to the Closing Date and (2) the Cash Consideration and (B) the exercise price of such First Valley Bancorp Stock Option.

2.11 Treatment of Restricted Stock. At the Effective Time, the restrictions on each share of restricted stock outstanding immediately prior thereto (“First Valley Bancorp Restricted Stock”) pursuant to the First Valley Bancorp Stock Option Plan shall automatically lapse and shall be treated as issued and outstanding shares of First Valley Bancorp Common Stock for the purposes of this Agreement, including but not limited to, the provisions of Section 2.5.

2.12 Dissenters’ Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of First Valley Bancorp Common Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the CBCA (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the CBCA, except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the CBCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.6 of the Certificate(s) that, immediately prior to the Effective Time, evidenced such shares. First Valley Bancorp shall give New England Bancshares (i) prompt notice of any written demands for payment of fair value of any shares of First Valley Bancorp Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the CBCA and received by First Valley Bancorp relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the CBCA consistent with the obligations of First Valley Bancorp thereunder. First Valley Bancorp shall not, except with the prior written consent of New England Bancshares, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the CBCA.

2.13 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, New England Bancshares may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as New England Bancshares may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not: (i) alter or change the amount or kind of the Merger Consideration; (ii) materially impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement; (iii) result in material adverse federal or state income tax consequences to First Valley Bancorp or its shareholders; (iv) result in material adverse changes to the benefits and other arrangements provided to or on behalf of First Valley Bancorp’s directors, officers or other employees; or (v) result in the merger of Valley Bank with and into another bank in which Valley Bank is not the surviving bank or which otherwise materially and adversely affects Valley Bank’s status as a separately operated Subsidiary as contemplated in this Agreement. In the event that New England Bancshares elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.14 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that New England Bancshares by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, First Valley Bancorp or to exercise, directly or indirectly, a controlling influence over the management or policies of First Valley Bancorp.

2.15 Surviving Corporation. As soon as is practicable following the Merger, New England Bancshares and the Surviving Corporation shall take all action necessary and appropriate so that Valley Bank will become a direct subsidiary of New England Bancshares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters. Prior to the execution and delivery of this Agreement, New England Bancshares and First Valley Bancorp have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate).

3.2 Representations and Warranties of First Valley Bancorp. First Valley Bancorp represents and warrants to New England Bancshares that, except as disclosed in First Valley Bancorp’s Disclosure Letter:

(a) Organization and Qualification. First Valley Bancorp is a corporation duly organized and validly existing under the laws of the State of Connecticut and is registered with the FRB as a bank holding company. First Valley Bancorp has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. First Valley Bancorp is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on First Valley Bancorp. First Valley Bancorp engages only in activities (and holds properties only of the types) permitted to bank holding companies by the BHCA and the rules and regulations of the FRB promulgated thereunder.

(b) Subsidiaries.

(i) First Valley Bancorp’s Disclosure Letter sets forth with respect to each of First Valley Bancorp’s Subsidiaries its name, its jurisdiction of incorporation, First Valley Bancorp’s percentage ownership, the number of shares of stock owned or controlled by First Valley Bancorp and the name and number of shares held by any other Person who owns any stock of the Subsidiary. First Valley Bancorp owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to First Valley Bancorp’s right to vote or dispose of any equity securities of its Subsidiaries. First Valley Bancorp’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies.

(ii) Each of First Valley Bancorp’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on such Subsidiary.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of First Valley Bancorp are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of First Valley Bancorp other than Valley Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Valley Bank’s deposits are insured by the FDIC to the fullest extent permitted by law. Valley Bank is a member in good standing of the Federal Home Loan Bank of Boston. Valley Bank engages only in activities (and holds properties only of the types) permitted by Connecticut General Statutes 36a-1 et seq. and the regulations promulgated thereunder (the “Banking Laws of Connecticut”) and the rules and regulations of the Banking Commissioner promulgated thereunder.

(c) Capital Structure.

(i) The authorized capital stock of First Valley Bancorp consists of 3,000,000 shares of First Valley Bancorp Common Stock.

(ii) As of the date of this Agreement: (A) 1,194,550 shares of First Valley Bancorp Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws, and no shares of preferred stock are outstanding; and (B) 118,242 shares of First Valley Bancorp Common Stock are reserved for issuance pursuant to outstanding First Valley Bancorp Options and First Valley Bancorp Restricted Stock.

(iii) Set forth in First Valley Bancorp’s Disclosure Letter are: (a) a complete and accurate list of all outstanding First Valley Bancorp Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options, and (b) a complete and accurate list of all outstanding shares of restricted stock of First Valley Bancorp, including the names of the grantees, dates of grant, dates of vesting and shares subject to each grant.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of First Valley Bancorp may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of First Valley Bancorp are issued, reserved for issuance or outstanding and (B) neither First Valley Bancorp nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating First Valley Bancorp or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of First Valley Bancorp or obligating First Valley Bancorp or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of First Valley Bancorp or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of First Valley Bancorp or any of its Subsidiaries.

(d) Authority. First Valley Bancorp has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of First Valley Bancorp’s Board of Directors, and no other corporate proceedings on the part of First Valley Bancorp are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of First Valley Bancorp Common Stock. This Agreement has been duly and validly executed and delivered by First Valley Bancorp and constitutes a valid and binding obligation of First Valley Bancorp, enforceable against First Valley Bancorp in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by First Valley Bancorp do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which First Valley Bancorp or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the certificate of incorporation or bylaws of First Valley Bancorp or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of First Valley Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which First Valley Bancorp or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on First Valley Bancorp.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by First Valley Bancorp of this Agreement or the consummation by First Valley Bancorp of the Merger and the other transactions contemplated by this Agreement, except for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities. As of the date hereof, First Valley Bancorp has no Knowledge of any reason pertaining to First Valley Bancorp why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Governmental Filings. First Valley Bancorp and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since July 20, 2005, in the case of First Valley Bancorp, and since December 31, 2002, in the case of Valley Bank or any of its subsidiaries, with the FRB, the FDIC, the Banking Commissioner or any other Governmental Regulator (collectively, “First Valley Bancorp’s Reports”). None of First Valley Bancorp’s Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. No administrative actions have been taken or threatened or orders issued in connection with any of First Valley Bancorp’s Reports. As of their respective dates, each of First Valley Bancorp’s Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance). Any financial statement contained in any of First Valley Bancorp’s Reports (including any footnotes thereto) fairly presented in all material respects the financial position of First Valley Bancorp on a consolidated basis, First Valley Bancorp alone or each of First Valley Bancorp’s Subsidiaries alone, as the case may be, and was prepared in accordance with GAAP or applicable regulations.

(h) Financial Statements. First Valley Bancorp’s Disclosure Letter contains copies of (i) the consolidated statements of financial condition of First Valley Bancorp and its Subsidiaries as of December 31, 2005 and 2004 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2005, together with the notes thereto, accompanied by the audit report of First Valley Bancorp’s independent public auditors and (ii) the unaudited consolidated statement of financial condition of First Valley Bancorp and its Subsidiaries as of June 30, 2006 and the related consolidated statements of income and cash flows for the six months ended June 30, 2006. Such financial statements (including any footnotes thereto) were prepared from the books and records of First Valley Bancorp and its Subsidiaries, fairly present the consolidated financial position of First Valley Bancorp and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of First Valley Bancorp and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash-flows and footnotes to the extent permitted under applicable regulations. The books and records of First Valley Bancorp and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither First Valley Bancorp nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of First Valley Bancorp as of December 31, 2005, except for (i) liabilities incurred since December 31, 2005 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a

Material Adverse Effect on First Valley Bancorp and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since December 31, 2005:

(i) First Valley Bancorp and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices;

(ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on First Valley Bancorp;

(iii) First Valley Bancorp has not declared, paid or set aside any dividends or distributions with respect to the First Valley Bancorp Common Stock;

(iv) except for supplies or equipment purchased in the ordinary course of business or with respect to purchased items the cost of which have been included in and are within 10% of a written budget or written projection of costs for any new branch office that has been approved by the Board of Directors of First Valley Bancorp or Valley Bank as of the date of this Agreement, neither First Valley Bancorp nor any of its Subsidiaries have made any capital expenditures exceeding individually or in the aggregate $50,000;

(v) there has not been any write-down by Valley Bank in excess of $25,000 with respect to any of its Loans or other real estate owned;

(vi) there has not been any sale, assignment or transfer of any assets by First Valley Bancorp or any of its Subsidiaries in excess of $10,000 other than in the ordinary course of business or pursuant to a contract, agreement or divestiture of investment securities disclosed in First Valley Bancorp’s Disclosure Letter;

(vii) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by First Valley Bancorp or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business consistent with past practice;

(viii) except as disclosed in First Valley Bancorp’s Disclosure Letter, neither First Valley Bancorp nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees; and

(ix) there has been no change in any accounting principles, practices or methods of First Valley Bancorp or any of its Subsidiaries other than as required by GAAP.

(k) Litigation. Other than for routine matters incidental to the business of First Valley Bancorp, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Valley Bancorp, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of First Valley Bancorp, threatened against or affecting First Valley Bancorp or any of its Subsidiaries or any property or asset of First Valley Bancorp or any of its Subsidiaries. To the Knowledge of First Valley Bancorp, there are no investigations, reviews or inquiries by any court or Governmental Entity pending or threatened against First Valley Bancorp or any of its Subsidiaries. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against First Valley Bancorp or any of its Subsidiaries that have not been satisfied or that enjoin First Valley Bancorp or any of its Subsidiaries from taking any action.

(l) Absence of Regulatory Actions. Since July 20, 2005, in the case of First Valley Bancorp, and since December 31, 2002, in the case of Valley Bank and any other Subsidiary of First Valley Bancorp, none of First Valley Bancorp or any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of First Valley Bancorp or its Subsidiaries.

(m) Compliance with Laws. First Valley Bancorp and each of its Subsidiaries conducts its business in material compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. First Valley Bancorp and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and to First Valley Bancorp’s Knowledge, no suspension or cancellation of any of them is threatened. Neither First Valley Bancorp nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Valley Bancorp.

(n) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of First Valley Bancorp or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by First Valley Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on First Valley Bancorp’s balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of First Valley Bancorp or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where First Valley Bancorp or any of its Subsidiaries do not file Tax returns that First Valley Bancorp or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to First Valley Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on First Valley Bancorp’s balance sheet (in accordance with GAAP). First Valley Bancorp and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. First Valley Bancorp and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and First Valley Bancorp and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither First Valley Bancorp nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither First Valley Bancorp nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments (including any deemed payment of compensation upon the exercise of a First Valley Bancorp Option or upon the issuance of any First Valley Bancorp Common Stock), that would not be fully deductible by reason of Section 162(m) of the IRC.

(o) Agreements.

(i) First Valley Bancorp’s Disclosure Letter lists, and contains a complete and correct copy of, any contract, arrangement, commitment or understanding (whether written or oral) to which First Valley Bancorp or any of its Subsidiaries is a party or is bound:

(A) with any executive officer or other key employee of First Valley Bancorp or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving First Valley Bancorp or any of its Subsidiaries of the nature contemplated by this Agreement;

(B) with respect to the employment of any directors, officers, employees or consultants;

(C) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D) containing covenants that limit the ability of First Valley Bancorp or any of its Subsidiaries to compete in any line of business or with any Person, or that involve any restriction on the geographic area in which, or method by which, First Valley Bancorp (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(E) pursuant to which First Valley Bancorp or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(F) that relates to borrowings of money (or guarantees thereof) by First Valley Bancorp or any of its Subsidiaries in excess of $50,000, other than advances from the Federal Home Loan Bank of Boston; or

(G) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis.

(ii) Neither First Valley Bancorp nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of First Valley Bancorp, no other party to any such agreement (excluding any loan or extension of credit made by First Valley Bancorp or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on First Valley Bancorp.

(p) Intellectual Property. First Valley Bancorp and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. First Valley Bancorp’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to First Valley Bancorp or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that First Valley Bancorp or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by First Valley Bancorp or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that First Valley Bancorp or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect.

Neither First Valley Bancorp nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that First Valley Bancorp or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of First Valley Bancorp, neither First Valley Bancorp nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of First Valley Bancorp or any of its Subsidiaries.

(q) Labor Matters. First Valley Bancorp and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither First Valley Bancorp nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is First Valley Bancorp or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving First Valley Bancorp or any of its Subsidiaries pending or, to the Knowledge of First Valley Bancorp, threatened.

(r) Employee Benefit Plans.

(i) First Valley Bancorp’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of First Valley Bancorp or any of its Subsidiaries (hereinafter referred to collectively as the “First Valley Bancorp Employee Plans”). First Valley Bancorp has previously delivered or made available to New England Bancshares true and complete copies of each agreement, plan and other documents referenced in First Valley Bancorp’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year. There has been no announcement or commitment by First Valley Bancorp or any of its Subsidiaries to create an additional First Valley Bancorp Employee Plan, or to amend any First Valley Bancorp Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such First Valley Bancorp Employee Plan.

(ii) There is no pending or, to the Knowledge of First Valley Bancorp, threatened litigation, administrative action or proceeding relating to any First Valley Bancorp Employee Plan. All of the First Valley Bancorp Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the First Valley Bancorp Employee Plans which is likely to result in the imposition of any penalties or taxes upon First Valley Bancorp or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by First Valley Bancorp or any of its Subsidiaries to be incurred with respect to any First Valley Bancorp Employee Plan which is subject to Title IV of ERISA (“First Valley Bancorp Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by First Valley Bancorp or any ERISA Affiliate. No First Valley Bancorp Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each First Valley Bancorp Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such First Valley Bancorp Pension Plan as of the end of the most recent plan year with respect to the respective First Valley Bancorp Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such First Valley Bancorp Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any First Valley Bancorp Pension Plan within the 12-month period ending on the date hereof. Neither First Valley Bancorp nor any of its Subsidiaries has provided, or is required to provide, security to any First Valley Bancorp Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither First Valley Bancorp, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) Each First Valley Bancorp Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “First Valley Bancorp Qualified Plan”) has received a favorable determination letter from the IRS, and First Valley Bancorp and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each First Valley Bancorp Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such First Valley Bancorp Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) With respect to each First Valley Bancorp Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) none of First Valley Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual Knowledge, that if First Valley Bancorp or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on First Valley Bancorp; and (B) none of First Valley Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any First Valley Bancorp Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi) Neither First Valley Bancorp nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any First Valley Bancorp Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii) All contributions required to be made with respect to any First Valley Bancorp Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any First Valley Bancorp Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of First Valley Bancorp. Each First Valley Bancorp Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(s) Properties.

(i) A list and description of all real property owned or leased by First Valley Bancorp or a Subsidiary of First Valley Bancorp is set forth in First Valley Bancorp’s Disclosure Letter. First Valley

Bancorp and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which First Valley Bancorp or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect and neither First Valley Bancorp nor any of its Subsidiaries, nor, to First Valley Bancorp’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. A complete and correct copy of each such lease is attached to First Valley Bancorp’s Disclosure Letter. All real property owned or leased by First Valley Bancorp or any of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by First Valley Bancorp to be adequate for the current business of First Valley Bancorp and its Subsidiaries. To the Knowledge of First Valley Bancorp, none of the buildings, structures or other improvements located on any real property owned or leased by First Valley Bancorp or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) First Valley Bancorp and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of First Valley Bancorp and its Subsidiaries that is leased rather than owned, neither First Valley Bancorp nor any of its Subsidiaries is in default under the terms of any such lease.

(t) Fairness Opinion. First Valley Bancorp has received the opinion of Ostrowski & Company, Inc. to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to First Valley Bancorp’s shareholders.

(u) Fees. Other than for financial advisory services performed for First Valley Bancorp by Ostrowski & Company, Inc. pursuant to an agreement dated July 20, 2006, a true and complete copy of which is attached as an exhibit to First Valley Bancorp’s Disclosure Letter, neither First Valley Bancorp nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for First Valley Bancorp or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v) Environmental Matters.

(i) Each of First Valley Bancorp and its Subsidiaries, the Participation Facilities, and, to the Knowledge of First Valley Bancorp, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of First Valley Bancorp, threatened, before any court, governmental agency or board or other forum against First Valley Bancorp or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by First Valley Bancorp or any of its Subsidiaries or any Participation Facility.

(iii) To the Knowledge of First Valley Bancorp, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or First Valley Bancorp or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither First Valley Bancorp nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) There are no underground storage tanks at any properties owned or operated by First Valley Bancorp or any of its Subsidiaries or any Participation Facility. Neither First Valley Bancorp nor any of its Subsidiaries nor, to the Knowledge of First Valley Bancorp, any other Person or entity, has closed or removed any underground storage tanks from any properties owned or operated by First Valley Bancorp or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) First Valley Bancorp’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties or (B) First Valley Bancorp’s or any of its Subsidiaries’ participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the Knowledge of First Valley Bancorp, prior to the period of (A) First Valley Bancorp’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties or (B) First Valley Bancorp’s or any of its Subsidiaries’ participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w) Loan Portfolio; Allowance for Loan Losses.

(i) With respect to each Loan owned by First Valley Bancorp or its Subsidiaries in whole or in part:

(A) The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, subject to bankruptcy, insolvency or similar laws affecting creditor’s rights generally or by general principles of equity;

(B) neither First Valley Bancorp nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C) First Valley Bancorp or a Subsidiary of First Valley Bancorp is the sole holder of legal and beneficial title to each Loan (or First Valley Bancorp’s or its Subsidiary’s applicable participation interest, as applicable), except as otherwise referenced on the books and records of First Valley Bancorp or a Subsidiary of First Valley Bancorp;

(D) the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor First Valley Bancorp’s practices of approving or rejecting Loan applications, violate any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in First Valley Bancorp’s audited balance sheet at December 31, 2005 was, and the allowance for loan losses shown on the balance sheets in First Valley Bancorp’s Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

(x) Anti-takeover Provisions Inapplicable. First Valley Bancorp and its Subsidiaries have taken all actions required to exempt New England Bancshares, the Agreement and the Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y) Material Interests of Certain Persons. No current or former officer or director of First Valley Bancorp, or any family member or affiliate of any such Person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of First Valley Bancorp or any of its Subsidiaries.

(z) Insurance. In the opinion of management, First Valley Bancorp and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. First Valley Bancorp’s Disclosure Letter contains a list of all policies of insurance carried and owned by First Valley Bancorp or any of First Valley Bancorp’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by First Valley Bancorp and its Subsidiaries are in full force and effect, First Valley Bancorp and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(aa) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by First Valley Bancorp or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither First Valley Bancorp nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Indemnification. Except as provided in the certificate of incorporation or bylaws of First Valley Bancorp and the similar organizational documents of its Subsidiaries, neither First Valley Bancorp nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other Persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of First Valley Bancorp and, to the Knowledge of First Valley Bancorp, there are no claims for which any such Person would be entitled to indemnification under the certificate of incorporation or bylaws of First Valley Bancorp or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(cc) Corporate Documents and Records. First Valley Bancorp’s Disclosure Letter includes a complete and correct copy of the certificate of incorporation, bylaws and similar organizational documents of First Valley Bancorp and each of First Valley Bancorp’s Subsidiaries, as in effect as of the date of this Agreement. Neither First Valley Bancorp nor any of First Valley Bancorp’s Subsidiaries is in violation of its certificate of incorporation, bylaws or similar organizational documents. The minute books of First Valley Bancorp and each of First Valley Bancorp’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders. First Valley Bancorp and each of its Subsidiaries maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(dd) First Valley Bancorp Information. The information regarding First Valley Bancorp and its Subsidiaries to be supplied by First Valley Bancorp for inclusion in the Registration Statement, the Proxy Statement-Prospectus, any filings or approvals under applicable state securities laws or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof that relate only to New England Bancshares or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(ee) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Valley Bank has received a rating of “satisfactory” in its most recent examination or interim review with respect to the CRA. First Valley Bancorp is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause Valley Bank or any other Subsidiary of First Valley Bancorp: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Valley Bank. First Valley Bancorp is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either First Valley Bancorp or of its Subsidiaries to undertake any remedial action. The board of directors of Valley Bank (or where appropriate of any other Subsidiary of First Valley Bancorp) has adopted, and Valley Bank (or such other Subsidiary of First Valley Bancorp) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and Valley Bank (or such other Subsidiary of First Valley Bancorp) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ff) Tax Treatment of the Merger. First Valley Bancorp has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

3.3 Representations and Warranties of New England Bancshares. New England Bancshares represents and warrants to First Valley Bancorp that, except as set forth in New England Bancshares’ Disclosure Letter:

(a) Organization and Qualification. New England Bancshares is a corporation duly organized and validly existing under the laws of the State of Maryland and is registered with the OTS as a savings and loan holding company. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut, all of the outstanding capital stock of which is, or prior to the effective time will be, owned directly or indirectly by New England Bancshares free and clear of any Lien, charge, or other encumbrance. New England Bancshares has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. New England Bancshares is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on New England Bancshares. New England Bancshares engages only in activities (and holds properties only of the types) permitted to savings and loan holding companies by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(b) Subsidiaries. Except for Acquisition Sub, the only Subsidiary of New England Bancshares is Enfield Federal Savings and Loan Association (“Enfield Federal”). New England Bancshares owns of record and beneficially all the capital stock of Enfield Federal free and clear of any Liens. Enfield Federal is a federally chartered savings bank duly organized and validly existing under the laws of the United States of America, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Enfield Federal. Enfield Federal’s deposits are insured by the FDIC to the fullest extent permitted by law. Enfield Federal is a member in good standing of the Federal Home Loan Bank of Boston. Enfield Federal engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OTS promulgated thereunder. New England Bancshares’ ownership interest in each of its Subsidiaries is in material compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies.

(c) Capital Structure.

(i) The authorized capital stock of New England Bancshares consists of: (A) 19,000,000 shares of New England Bancshares Common Stock; and (B) 1,000,000 shares of preferred stock, par value $.01 per share.

(ii) As of June 30, 2006, (A) 5,346,583 shares of New England Bancshares Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws; (B) no shares of New England Bancshares preferred stock are issued and outstanding; and (C) 252,004 shares of New England Bancshares Common Stock were reserved for issuance pursuant to outstanding options under New England Bancshares’ stock-based benefit plans.

(iii) The shares of New England Bancshares Common Stock to be issued in exchange for shares of First Valley Bancorp Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of New England Bancshares may vote are issued or outstanding.

(v) Except as set forth in this Section 3.3(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of New England Bancshares are issued, reserved for issuance or outstanding and (B) neither New England Bancshares nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating New England Bancshares or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of New England Bancshares or obligating New England Bancshares or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Except as to any purchases by an independent third party trustee to fund New England Bancshares’ obligations under its existing benefit plans or any stock repurchase program that may be adopted by New England Bancshares to repurchase up to 10% of its outstanding common stock, as of the date hereof, there are no outstanding contractual obligations of New England Bancshares or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of New England Bancshares or any of its Subsidiaries.

(d) Authority. New England Bancshares and Acquisition Sub each has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Board of Directors of New England Bancshares and Acquisition Sub, and no other corporate proceedings on the part of New England Bancshares or Acquisition Sub are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by New England Bancshares and Acquisition Sub and constitutes a valid and binding obligation of New England Bancshares and Acquisition Sub, enforceable against New England Bancshares and Acquisition Sub in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by New England Bancshares and Acquisition Sub do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which New England Bancshares or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of New England Bancshares or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of New England Bancshares or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which New England Bancshares or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on New England Bancshares.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by New England Bancshares of this Agreement or the consummation by New England Bancshares of the Merger and the other transactions contemplated by this Agreement, except for (i) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities, (ii) filing of the Registration Statement with the SEC and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (iii) the registration or qualification of the shares of New England Bancshares Common Stock to be issued in exchange for shares of First Valley Bancorp Common Stock under state securities or “blue sky”

laws and (iv) the listing of the shares of New England Bancshares Common Stock to be issued in exchange for shares of First Valley Bancorp Common Stock on the Nasdaq Stock Market. As of the date hereof, New England Bancshares knows of no reason pertaining to New England Bancshares why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Securities Filings. New England Bancshares has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since December 31, 2002 (collectively, “New England Bancshares’ Reports”). None of New England Bancshares’ Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of New England Bancshares’ Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of New England Bancshares included in New England Bancshares’ Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(h) Financial Statements. New England Bancshares has previously made available to First Valley Bancorp copies of (i) the consolidated balance sheets of New England Bancshares and its Subsidiaries as of March 31, 2006 and 2005 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the two-year period ended March 31, 2006, together with the notes thereto, accompanied by the audit report of New England Bancshares’ independent public auditors, as reported in New England Bancshares’ Annual Report on Form 10-KSB for the year ended March 31, 2006 filed with the SEC and (ii) the unaudited consolidated balance sheet of New England Bancshares and its Subsidiaries as of June 30, 2006 and the related consolidated statements of income and cash flows for the three months ended June 30, 2006, as reported in New England Bancshares’ Quarterly Report on Form 10-QSB for the period ended June 30, 2006 filed with the SEC. Such financial statements were prepared from the books and records of New England Bancshares and its Subsidiaries, fairly present the consolidated financial position of New England Bancshares and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of New England Bancshares and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes to the extent permitted under applicable regulations. The books and records of New England Bancshares and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither New England Bancshares nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of New England Bancshares as of June 30, 2006 as included in New England Bancshares’ Quarterly Report on Form 10-QSB for the period ended June 30, 2006, except for (i) liabilities incurred since June 30, 2006 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on New England Bancshares and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Except as disclosed in New England Bancshares’ Reports filed with the SEC prior to the date of this Agreement, since June 30, 2006, (i) New England Bancshares and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on New England Bancshares.

(k) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of New England Bancshares, threatened against or affecting New England Bancshares or any of its Subsidiaries or any property or asset of New England Bancshares or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on New England Bancshares or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against New England Bancshares or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on New England Bancshares. There are no investigations, reviews or inquiries by any court or Governmental Entity pending or, to the Knowledge of New England Bancshares, threatened against New England Bancshares or any of its Subsidiaries.

(l) Absence of Regulatory Actions. Since December 31, 2002, neither New England Bancshares nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of New England Bancshares or its Subsidiaries.

(m) New England Bancshares Information. The information regarding New England Bancshares and its Subsidiaries to be supplied by New England Bancshares for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof that relate only to First Valley Bancorp or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

(n) Tax Treatment of the Merger. New England Bancshares has no Knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(o) Availability of Funds. New England Bancshares has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

(p) Compliance with Laws. New England Bancshares and each of its Subsidiaries conducts its business in material compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. New England Bancshares and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of New England Bancshares, no suspension or cancellation of any of them is threatened. Neither New England Bancshares nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on New England Bancshares.

(q) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of New England Bancshares or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by New England Bancshares or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on New England Bancshares’ balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of New England Bancshares or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where New England Bancshares or any of its Subsidiaries do not file Tax returns that New England Bancshares or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to New England Bancshares or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on New England Bancshares’ balance sheet (in accordance with GAAP). New England Bancshares and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. New England Bancshares and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and New England Bancshares and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither New England Bancshares nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither New England Bancshares nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments (including any deemed payment of compensation upon the exercise of a New England Bancshares Option or upon the issuance of any New England Bancshares Common Stock), that would not be fully deductible by reason of Section 162(m) of the IRC.

(r) Agreements.

(i) New England Bancshares has filed with the U.S. Securities and Exchange Commission all material agreements with respect to the employment of any directors, officers, employees or consultants which were required to be filed with the U.S. Securities and Exchange Commission.

(ii) There are no agreements, contracts or arrangements to which New England Bancshares is a party which contain covenants that limit the ability of New England Bancshares or any of its Subsidiaries to compete in any line of business it currently conducts or with any Person, or that involve any restriction on the geographic area in which, or method by which, New England Bancshares (including any successor thereof) or any of its Subsidiaries conducts such business (other than as may be required by law or any regulatory agency).

(iii) Neither New England Bancshares nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of New England Bancshares, no other party to any such agreement (excluding any loan or extension of credit made by New England Bancshares or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on New England Bancshares.

(s) Labor Matters. New England Bancshares and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither New England Bancshares nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is New England Bancshares or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving New England Bancshares or any of its Subsidiaries pending or, to the Knowledge of New England Bancshares, threatened.

(t) Employee Benefit Plans.

(i) New England Bancshares has previously delivered or made available to First Valley Bancorp true and complete copies of each agreement, plan and other document related to any pension, retirement, stock option, stock purchase, stock ownership, savings, profit sharing, deferred compensation, consulting, bonus, severance and other benefit plans, contracts, agreements and arrangements (herein referred to collectively as “New England Bancshares Employee Plans”) along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year. There has been no announcement or commitment by New England Bancshares or any of its Subsidiaries to create an additional New England Bancshares Employee Plan, or to amend any New England Bancshares Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such New England Bancshares Employee Plan.

(ii) There is no pending or, to New England Bancshares’ Knowledge, threatened litigation, administrative action or proceeding relating to any New England Bancshares Employee Plan. All of the New England Bancshares Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the New England Bancshares Employee Plans which is likely to result in the imposition of any penalties or taxes upon New England Bancshares or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by New England Bancshares or any of its Subsidiaries to be incurred with respect to any New England Bancshares Employee Plan which is subject to Title IV of ERISA (“New England Bancshares Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by New England Bancshares or any ERISA Affiliate. No New England Bancshares Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each New England Bancshares Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such New England Bancshares Pension Plan as of the end of the most recent plan year with respect to the respective New England Bancshares Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such New England Bancshares Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any New England Bancshares Pension Plan within the 12-month period ending on the date hereof. Neither New England Bancshares nor any of its Subsidiaries has provided, or is required to provide, security to any New England Bancshares Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither New England Bancshares, its Subsidiaries, nor any ERISA

Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) Each New England Bancshares Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “New England Bancshares Qualified Plan”) has received a favorable determination letter from the IRS, and New England Bancshares and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each New England Bancshares Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such New England Bancshares Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) With respect to each New England Bancshares Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) none of New England Bancshares or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual Knowledge, that if New England Bancshares or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on New England Bancshares; and (B) none of New England Bancshares or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any New England Bancshares Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi) Neither New England Bancshares nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any New England Bancshares Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii) All contributions required to be made with respect to any New England Bancshares Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any New England Bancshares Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of New England Bancshares. Each New England Bancshares Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(u) Properties.

(i) New England Bancshares and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which New England Bancshares or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect and neither New England Bancshares nor any of its Subsidiaries, nor, to New England Bancshares’ Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. Set forth in New England Bancshares’ Disclosure Letter is a complete and accurate list of all such leases. All real property owned or leased by

New England Bancshares or any of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by New England Bancshares to be adequate for the current business of New England Bancshares and its Subsidiaries. To the Knowledge of New England Bancshares, none of the buildings, structures or other improvements located on any real property owned or leased by New England Bancshares or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) New England Bancshares and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of New England Bancshares and its Subsidiaries that is leased rather than owned, neither New England Bancshares nor any of its Subsidiaries is in default under the terms of any such lease.

(v) Environmental Matters.

(i) Each of New England Bancshares and its Subsidiaries, the Participation Facilities, and, to the Knowledge of New England Bancshares, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of New England Bancshares, threatened, before any court, governmental agency or board or other forum against New England Bancshares or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by New England Bancshares or any of its Subsidiaries or any Participation Facility.

(iii) To the Knowledge of New England Bancshares, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or New England Bancshares or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither New England Bancshares nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) Except as provided in New England Bancshares’ Disclosure Letter, there are no underground storage tanks at any properties owned or operated by New England Bancshares or any of its Subsidiaries or any Participation Facility. Neither New England Bancshares nor any of its Subsidiaries nor, to the Knowledge of New England Bancshares, any other Person or entity, has closed or removed any underground storage tanks from any properties owned or operated by New England Bancshares or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) New England Bancshares’ or any of its Subsidiaries’ ownership or operation of any of their respective current properties or (B) New England Bancshares’ or any of its subsidiaries’ participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the Knowledge of New England Bancshares, prior to the period of (A) New England Bancshares’ or any of its Subsidiaries’ ownership or operation of any of their respective current properties or (B) New England Bancshares’ or any of its

Subsidiaries’ participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w) Loan Portfolio; Allowance for Loan Losses.

(i) With respect to each Loan owned by New England Bancshares or its Subsidiaries in whole or in part:

(A) The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, subject to bankruptcy, insolvency or similar laws affecting creditor’s rights generally or by general principles of equity;

(B) neither New England Bancshares nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C) New England Bancshares or a Subsidiary of New England Bancshares is the sole holder of legal and beneficial title to each Loan (or New England Bancshares’ or any of its Subsidiaries’ applicable participation interest, as applicable), except as otherwise referenced on the books and records of New England Bancshares or a Subsidiary of New England Bancshares;

(D) the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor New England Bancshares’ practices of approving or rejecting Loan applications, violate any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in New England Bancshares’ audited balance sheet at March 31, 2006 was, and the allowance for loan losses shown on the balance sheets in New England Bancshares’ Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

(x) Material Interests of Certain Persons. No current or former officer or director of New England Bancshares, or any family member or affiliate of any such Person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of New England Bancshares or any of its Subsidiaries.

(y) Insurance. In the opinion of management, New England Bancshares and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. New England Bancshares’ Disclosure Letter contains a list of all policies of insurance carried and owned by New England Bancshares or any of New England Bancshares’ Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by New England Bancshares and its Subsidiaries are in full force and effect, New England Bancshares and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by First Valley Bancorp. Except as expressly contemplated or permitted by this Agreement or as expressly provided for in the current written loan or investment policies of First Valley Bancorp or Valley Bank, or in a written budget or written operation plan approved by the Board of Directors of First Valley Bancorp or Valley Bank and provided to New England Bancshares as of the date of this Agreement, during the period from the date of this Agreement to the Effective Time, First Valley Bancorp shall not, nor shall First Valley Bancorp permit any of its Subsidiaries to, without the prior written consent of New England Bancshares, which consent shall not be unreasonably withheld:

(a) conduct their business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Boston with a maturity of not more than one year;

(ii) prepay any indebtedness or other similar arrangements so as to cause First Valley Bancorp to incur any prepayment penalty thereunder;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend or any other distribution on its capital stock;

(iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except as provided in Section 5.16, pursuant to the exercise of stock options outstanding as of the date hereof or pursuant to past practices with respect to annual stock bonuses; or

(v) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f) enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum and other than contracts or agreements covered by Section 4.1(g);

(g) make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $2,000,000 with respect to any individual borrower, or (ii) loans or advances as to which First Valley Bancorp has a binding obligation to make such loans or advances as of the date hereof;

(h) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of First Valley Bancorp or Valley Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(i) (i) increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director;

(iii) amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv) elect to any senior executive office any Person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its Board of Directors any Person who is not a member of its Board of Directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $75,000;

(j) settle any claim, action or proceeding involving payment by it of money damages in excess of $50,000 or impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k) amend its articles of incorporation or bylaws, or similar governing documents;

(l) restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(m) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

(n) make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures incurred in connection with the opening of any new branch office the amounts for which are within 10% of a written budget or written projection of costs that has been approved by the Board of Directors of First Valley Bancorp or Valley Bank and has been provided to New England Bancshares as of the date of this Agreement and such expenditures are consistent with such budget or projection, necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(o) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office, other than the opening of any branch office the amounts for which are within 10% of a written budget or written projection of costs that has been specifically approved by the Board of Directors of First Valley Bancshares or Valley Bank and provided to New England Bancshares as of the date of this Agreement;

(p) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(q) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(r) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by First Valley Bancorp or response thereto by New England Bancshares shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by New England Bancshares. Except: (1) as expressly contemplated or permitted by this Agreement; (2) as to any purchases by an independent third party trustee to fund New England Bancshares’ obligations under its existing benefit plans; (3) any stock repurchase program that may be adopted by New England Bancshares where it may repurchase up to 10% of its outstanding common stock; provided, however, that no shares shall be repurchased if so doing would cause the shares to be issued by New England Bancshares under this Agreement to exceed 20% of New England Bancshares outstanding shares thus causing New England Bancshares to be required to obtain shareholder approval under applicable Nasdaq Listing Standards; and (4) to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, New England Bancshares shall not, nor shall New England Bancshares permit any of its Subsidiaries to, without the prior written consent of First Valley Bancorp, which shall not unreasonably be withheld:

(a) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(d) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend or any other distribution on its capital stock, other than consistent with its past practices; or

(iii) grant any individual, corporation or other entity any right to acquire any shares of its capital stock except for the grant of stock options under existing plans;

(e) amend its certificate of incorporation or bylaws, or similar governing documents; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) Except as permitted by this Agreement, First Valley Bancorp shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by First Valley Bancorp or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any Person (other than New England Bancshares), regarding an Acquisition Proposal or (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of First Valley Bancorp or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by First Valley Bancorp or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by First Valley Bancorp. Notwithstanding the foregoing, First Valley Bancorp may, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Section 5.1, (x) furnish non-public information with respect to First Valley Bancorp to the Person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such Person than the confidentiality agreement between First Valley Bancorp and New England Bancshares dated May 12, 2006 and (y) participate in discussions or negotiations with such Person regarding such Superior Proposal, if and so long as First Valley Bancorp’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b) First Valley Bancorp will notify New England Bancshares immediately orally (within one day) and in writing (within three days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the Person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to New England Bancshares any written materials received by First Valley Bancorp or any of its Subsidiaries in connection therewith. First Valley Bancorp will keep New England Bancshares informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof.

(c) First Valley Bancorp will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. First Valley Bancorp will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1. First Valley Bancorp will promptly request each Person (other than New England Bancshares) that has executed a confidentiality agreement in the 12 months prior to the date hereof in connection with its consideration of a business combination with First Valley Bancorp or any of its Subsidiaries to return or destroy all confidential information previously furnished to such Person by or on behalf of First Valley Bancorp or any of its Subsidiaries. First Valley Bancorp shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has Knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford the other party and its representatives (including, without limitation, directors, officers and employees of such party and its affiliates and counsel, accountants and other professionals retained by it) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to it and its subsidiaries as the other party may reasonably request; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by in this Agreement.

(b) From the date hereof until the Effective Time, First Valley Bancorp shall, and shall cause First Valley Bancorp’s Subsidiaries to, promptly provide New England Bancshares with (i) a copy of each report filed with federal or state banking regulators, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as New England Bancshares may reasonably request. Notwithstanding the foregoing, neither First Valley Bancorp nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c) New England Bancshares will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, New England Bancshares will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to New England Bancshares or an affiliate of New England Bancshares, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to New England Bancshares or an affiliate of New England Bancshares from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of First Valley Bancorp or (iv) is or becomes readily ascertainable from published information or trade sources. First Valley Bancorp will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, First Valley Bancorp will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to First Valley Bancorp or an affiliate of First Valley Bancorp, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to First Valley Bancorp or an affiliate of First Valley Bancorp from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of New England Bancshares or (iv) is or becomes readily ascertainable from published information or trade sources.

(d) First Valley Bancorp shall give notice, and shall cause Valley Bank to give notice, to two (2) designees of New England Bancshares, and shall invite such Persons to attend all regular and special meetings of the Board of Directors of First Valley Bancorp and Valley Bank and all regular and special meetings of any senior management committee (including but not limited to the executive committee and the loan and discount committee of Valley Bank) of First Valley Bancorp or Valley Bank. Such designees shall have no right to vote and shall not attend sessions of board and committees during which there is being discussed: (i) matters involving this Agreement; (ii) information or material that First Valley Bancorp or Valley Bank is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of First Valley Bancorp or Valley Bank; or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to First Valley Bancorp, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

(e) New England Bancshares shall give notice, and shall cause Enfield Federal to give notice, to two (2) designees of First Valley Bancorp, and shall invite such Persons to attend all regular and special meetings of the Board of Directors of New England Bancshares and Enfield Federal and all regular and special meetings of any senior management committee (including but not limited to the executive committee and the loan and discount committee of Enfield Federal) of New England Bancshares or Enfield Federal. Such designees shall have no right to vote and shall not attend sessions of board and committees during which there is being discussed: (i) matters involving this Agreement; (ii) information or material that New England Bancshares or Enfield Federal is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of New England Bancshares of Enfield Federal; or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to New England Bancshares, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. First Valley Bancorp and New England Bancshares shall furnish each other with all information concerning themselves, their respective subsidiaries, and their and their respective Subsidiaries’ directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of New England Bancshares, First Valley Bancorp or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. New England Bancshares and First Valley Bancorp shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to New England Bancshares and First Valley Bancorp, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

5.5 Antitakeover Provisions. First Valley Bancorp and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt New England Bancshares, Acquisition Sub, Enfield Federal, the Agreement and the Merger from any provisions of an antitakeover nature in First Valley Bancorp’s or its Subsidiaries’ certificate of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter First Valley Bancorp and New England Bancshares shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8 Shareholder Meeting. First Valley Bancorp will submit to its shareholders this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, First Valley Bancorp will take, in accordance with applicable law and its certificate of incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the “Shareholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. First Valley Bancorp’s Board of Directors will use its best efforts to obtain from First Valley Bancorp’s shareholders a vote approving this Agreement. Except as provided in this Agreement, (i) First Valley Bancorp’s Board of Directors shall recommend to First Valley Bancorp’s shareholders approval of this Agreement, (ii) the Proxy Statement-Prospectus shall include a statement to the effect that First Valley Bancorp’s Board of Directors has recommended that First Valley Bancorp’s shareholders vote in favor of the approval of this Agreement and (iii) neither First Valley Bancorp’s Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of First Valley Bancorp’s Board of Directors that First Valley Bancorp’s shareholders vote in favor of approval of this Agreement or make any statement in connection with the Shareholder Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”). Notwithstanding the foregoing, if (x) First Valley Bancorp has complied in all material respects with its obligations under Section 5.1, (y) First Valley Bancorp (1) has received an unsolicited bona fide written Acquisition Proposal from a third party that First Valley Bancorp’s Board of Directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by New England Bancshares pursuant to clause (3) below, (2) has notified New England Bancshares, at least five business days in advance, of it is intention to effect a Change in Recommendation, specifying the material terms and conditions of any such Superior Proposal and furnishing to New England Bancshares a copy of the relevant proposed transaction documents, if such exist, with the Person making such Superior Proposal and (3) during the period of not less than five business days following First Valley Bancorp’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with New England Bancshares in good faith (to the extent that New England Bancshares desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (z) First Valley Bancorp’s Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to shareholders at the Shareholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to shareholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the shareholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

5.9 Registration of New England Bancshares Common Stock.

(a) As promptly as reasonably practicable following the date hereof, New England Bancshares shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of New England Bancshares Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”). The Registration Statement shall contain proxy materials relating to the matters to be submitted to the First Valley Bancorp shareholders at the Shareholders Meeting, which shall also constitute the prospectus relating to the shares of New England Bancshares Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the

“Proxy Statement-Prospectus”). First Valley Bancorp will furnish to New England Bancshares the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with New England Bancshares and approve the form of, and any characterizations of such information included in, the Registration Statement prior to the time they are initially filed with the SEC or any amendments are filed with the SEC. New England Bancshares shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. First Valley Bancorp will use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to First Valley Bancorp’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. New England Bancshares will advise First Valley Bancorp, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the New England Bancshares Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to New England Bancshares or First Valley Bancorp, or any of their respective affiliates, officers or directors, should be discovered by New England Bancshares or First Valley Bancorp which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by New England Bancshares with the SEC and disseminated by First Valley Bancorp to the shareholders of First Valley Bancorp.

(b) New England Bancshares shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of First Valley Bancorp and New England Bancshares shall furnish all information concerning it and the holders of First Valley Bancorp Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, New England Bancshares shall notify The Nasdaq Stock Market of the additional shares of New England Bancshares Common Stock to be issued by New England Bancshares in exchange for the shares of First Valley Bancorp Common Stock.

5.10 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of First Valley Bancorp and New England Bancshares shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11 Employee Benefit Matters.

(a) Concurrent with the execution of this Agreement and to be effective as of the Effective Time, Robert L. Messier shall enter into an employment agreement substantially in the form attached hereto as Exhibit B, Mark J. Blum and Anthony M. Mattioli shall enter into change in control agreements substantially in the form attached hereto as Exhibit C, Donald G. LoRusso shall enter into a change in control agreement substantially in the form attached hereto as Exhibit D and Arnaldo Marinelli shall enter into an employment agreement substantially in the form attached hereto as Exhibit E.

(b) Concurrent with the execution of this Agreement and to be effective as of the Effective Time, Thomas O. Barnes, Jr. shall enter into an employment agreement with New England Bancshares substantially in the form attached hereto as Exhibit F outlining his services as a manager and investment advisor for Riverside Investments, a division of First Valley Bancorp.

(c) New England Bancshares will not take any action to terminate any of the employees of Valley Bank existing as of the Effective Time and agrees that the Board of Directors of Valley Bank shall have exclusive and continuing authority with respect to the employment of individuals of Valley Bank.

5.12 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, New England Bancshares and its successors and assigns agree to indemnify and hold harmless each present and former director and officer of First Valley Bancorp and its Subsidiaries and each officer or employee of First Valley Bancorp and its Subsidiaries that is serving or has served as a director or officer of another entity expressly at First Valley Bancorp’s request or direction (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such Person would have been indemnified or have the right to advancement of expenses pursuant to First Valley Bancorp’s certificate of incorporation and bylaws as in effect on the date of this Agreement and to the fullest extent permitted by law.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify New England Bancshares thereof, but the failure to so notify shall not relieve New England Bancshares of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice New England Bancshares.

(c) New England Bancshares shall maintain First Valley Bancorp’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the Persons currently covered by First Valley Bancorp’s existing policy, including New England Bancshares’ existing policy if it meets the foregoing standard) covering Persons who are currently covered by such insurance for a period of five years after the Effective Time; provided, however, that in no event shall New England Bancshares be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(c), an amount per annum in excess of 150% of the amount of the annual premiums paid by First Valley Bancorp as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, New England Bancshares shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d) In the event New England Bancshares or any of its successors or assigns (i) consolidates with or merges into any other Person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of New England Bancshares assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13 Affiliate Letters. First Valley Bancorp shall use its best efforts to cause each director, executive officer and other Person who is an “affiliate” of First Valley Bancorp under Rule 145 of the Securities Act to deliver to New England Bancshares as soon as practicable and prior to the mailing of the Proxy Statement-Prospectus executed letter agreements, each substantially in the form attached hereto as Exhibit G, providing that such Person will comply with Rule 145.

5.14 Boards of Directors. New England Bancshares and First Valley Bancorp agree that the provisions of this Section 5.14 contain the parties’ agreement with respect to the appointment and nominations of individuals to the Boards of Directors of each of New England Bancshares, Enfield Federal and Valley Bank for a period of time (the “Appointment Period”) which shall be the earlier of: (1) five years following the Effective Time or (2) the time at which New England Bancshares or Enfield Federal enters into a transaction which, if consummated, would constitute a “Change in Control” as defined in this Section 5.14.

(a) New England Bancshares shall take all action necessary to appoint four members of First Valley Bancorp’s Board of Directors, selected by First Valley Bancorp and who executed and delivered the Voting Agreement and complied with the terms thereof and recommended to First Valley Bancorp’s stockholders the approval of the Agreement, to New England Bancshares’ Board of Directors, effective immediately following the Effective Time, as follows: one member to be appointed to that class of directors whose terms expire in 2007; one member to be appointed to that class of directors whose terms expire in 2008; and two members to be appointed to that class of directors whose terms expire in 2009 and at the end of such respective terms shall be considered for renomination thereafter consistent with renomination policies and criteria applicable generally to incumbent directors of New England Bancshares.

(b) New England Bancshares shall take all action necessary to appoint one member of First Valley Bancorp’s Board of Directors, selected by First Valley Bancorp, to New England Bancshares’ Nominating Committee, effective immediately following the Effective Time.

(c) New England Bancshares shall cause Enfield Federal to take all action necessary to appoint two members of Valley Bank’s Board of Directors, selected by Valley Bank and who executed and delivered the Voting Agreement and complied with the terms thereof and recommended to First Valley Bancorp’s stockholders the approval of the Agreement, to Enfield Federal’s Board of Directors, effective immediately following the Effective Time and at the end of such terms shall be considered for renomination thereafter consistent with renomination policies and criteria applicable generally to incumbent directors of Enfield Federal.

(d) First Valley Bancorp shall cause Valley Bank to take all action necessary to appoint two members of Enfield Federal’s Board of Directors, selected by Enfield Federal, to Valley Bank’s Board of Directors, effective immediately following the Effective Time, as follows: two members be appointed to that class of directors whose terms expire in 2009 and at the end of such terms shall be considered for renomination thereafter consistent with renomination policies and criteria applicable generally to incumbent directors of Valley Bank.

(e) Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of Valley Bank shall consist of the directors of Valley Bank: (1) serving immediately prior to the Effective Time or their designees; (2) executed and delivered the Voting Agreement and complied with the terms thereof; and (3) recommended to First Valley Bancorp’s stockholders the approval of the Agreement (the “Continuing Directors”) and two members as selected by Enfield Federal. The Board of Valley Bank shall not expand the number of members of Valley Bank’s Board of Directors after appointment of the directors selected by Enfield Federal. Any vacancy on the Board of Directors of Valley Bank shall be filled by the Continuing Directors, but in no event shall Enfield Federal cease to have less than two members of Enfield Federal’s Board of Directors serving on Valley Bank’s Board of Directors during the Appointment Period and all nominations for director of Valley Bank shall be made by a nominating committee consisting of members whom are Continuing Directors. During the Appointment Period, New England Bancshares, as the sole shareholder of Valley Bank, agrees and covenants that it shall not amend the certificate of incorporation of Valley Bank in derogation of this provision, unless as required by law, and shall vote its shares of Valley Bank stock with regard to the election of directors of Valley Bank in accordance with the direction of the Continuing Directors.

(f) Notwithstanding any other provision of this Section 5.14, the procedures and obligations of the parties with respect to the election, appointment or nomination of directors of Valley Bank, the voting of Valley Bank stock held by New England Bancshares for Valley Bank directors and the forbearances of New England Bancshares regarding the amendment of Valley Bank’s certificate of incorporation shall only be effective in the event of the continuing satisfaction of all of the following conditions: (1) the Board of New England Bancshares, or a validly appointed committee thereof, shall have approved the annual operating budget of Valley Bank during each annual operating period during the Appointment Period, such approval not to be unreasonably withheld, and (2) Valley Bank shall at all times operate in substantial conformity with such approved operating budget as determined by a monthly written status update of such budget which such written status update shall compare the budgeted projections to the actual performance of Valley Bank and which such written status update shall be certified by an officer of Valley Bank.

(g) For purposes of this Section 5.14, a “Change in Control” shall mean any of the following events:

(i) any merger, consolidation, share exchange, business combination, or other similar transaction involving New England Bancshares or any of its Subsidiaries;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of New England Bancshares’ consolidated assets in a single transaction or series of transactions;

(iii) any tender offer or exchange offer for 25% or more of the outstanding shares of New England Bancshares’ capital stock or the filing of a registration statement under the Securities Act in connection therewith; or

(iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

5.15 Capital Contribution. New England Bancshares shall take all action necessary to downstream $12.0 million to Valley Bank (less the amount of any capital investment made pursuant to Section 5.16) (the “Capital Contribution”), effective immediately following the Effective Time, subject to any required regulatory approvals or conditions imposed on such approvals.

5.16 Capital Investment. Subject to receipt of any required regulatory approvals, if the Merger is not consummated by December 31, 2006, First Valley Bancorp shall take all actions necessary to issue and New England Bancshares shall take all action to purchase 67,250 shares of First Valley Bancorp common stock at a per share price of $14.87. If regulatory approval is not obtained because the number of shares of common stock being purchased, First Valley Bancorp shall take all actions necessary to issue and New England Bancshares shall take all action to purchase the maximum amount of shares (up to 67,250 shares) for which regulatory approval can be obtained or for which regulatory approval is not required. The per share price for such shares shall remain at $14.87.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the requisite vote of First Valley Bancorp’s shareholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to New England Bancshares of the transactions contemplated hereby that, had such condition or requirement been known, New England Bancshares would not, in its reasonable judgment, have entered into this Agreement.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. New England Bancshares and First Valley Bancorp shall have obtained the consent or approval of each Person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on New England Bancshares (after giving effect to the consummation of the transactions contemplated hereby).

(e) Tax Opinions. New England Bancshares and First Valley Bancorp shall have received opinions of Muldoon Murphy & Aguggia LLP and Tyler Cooper & Alcorn, LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to First Valley Bancorp and New England Bancshares, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) New England Bancshares and First Valley Bancorp will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of New England Bancshares, First Valley Bancorp and others.

(f) Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and New England Bancshares shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(g) Nasdaq Listing. To the extent required, the shares of New England Bancshares Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq Global Market, subject to official notice of issuance.

(h) Capital Contribution. New England Bancshares shall have received all necessary approvals to make the Capital Contribution immediately following the Effective Time.

6.2 Conditions to the Obligations of New England Bancshares and Acquisition Sub. The obligations of New England Bancshares and Acquisition Sub to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by New England Bancshares and Acquisition Sub:

(a) First Valley Bancorp’s Representations and Warranties. Each of the representations and warranties of First Valley Bancorp contained in this Agreement and in any certificate or other writing delivered by First Valley Bancorp pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of First Valley Bancorp’s Obligations. First Valley Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. New England Bancshares shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of First Valley Bancorp to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

6.3 Conditions to the Obligations of First Valley Bancorp. The obligations of First Valley Bancorp to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by First Valley Bancorp:

(a) New England Bancshares’ Representations and Warranties. Each of the representations and warranties of New England Bancshares contained in this Agreement and in any certificate or other writing delivered by New England Bancshares pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of New England Bancshares’ Obligations. New England Bancshares shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. First Valley Bancorp shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of New England Bancshares to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite shareholder approval:

(a) by the mutual written consent of New England Bancshares and First Valley Bancorp; or

(b) by either New England Bancshares or First Valley Bancorp, in the event of the failure of First Valley Bancorp’s shareholders to approve the Agreement at the Shareholder Meeting; provided, however, that First Valley Bancorp shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c) by either New England Bancshares or First Valley Bancorp, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either New England Bancshares or First Valley Bancorp, in the event that the Merger is not consummated by September 30, 2007, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e) by either New England Bancshares or First Valley Bancorp (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(f) by New England Bancshares, (i) if First Valley Bancorp shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii) if the First Valley Bancorp’s Board of Directors does not publicly recommend in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement, the Board of Directors of First Valley Bancorp withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to New England Bancshares.

7.2 New England Bancshares Termination Fee.

(a) First Valley Bancorp shall pay to New England Bancshares a fee of $1,300,000 (the “New England Bancshares Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by New England Bancshares pursuant to Section 7.1(f), then First Valley Bancorp shall pay the New England Bancshares Fee on the second business day following such termination; and

(ii) if this Agreement is terminated by (A) either party pursuant to Section 7.1(b) or (B) New England Bancshares pursuant to Section 7.1(e) because of First Valley Bancorp’s willful breach of any representation, warranty, covenant or agreement under this Agreement, and in any such case an Acquisition Proposal with respect to First Valley Bancorp shall have been publicly announced or otherwise communicated or made known to First Valley Bancorp’s Board of Directors (or any Person shall have publicly announced, communicated or made known an intention to make an Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the Shareholders Meeting, in the case of clause (A), or the date of termination in the case of clause (B), then First Valley Bancorp shall pay (x) one third of the New England Bancshares Fee to New England Bancshares on the second business day following such termination and (y) if within 18 months after such termination First Valley Bancorp enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then First Valley Bancorp shall pay the remainder of the New England Bancshares Fee on the date of such execution or consummation.

(b) Any amount that becomes payable pursuant to Section 7.2(a) shall be paid by wire transfer of immediately available funds to an account designated by New England Bancshares in writing to First Valley Bancorp.

(c) First Valley Bancorp acknowledges that the agreement contained in Section 7.2(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement by First Valley Bancorp, New England Bancshares would not have entered into this Agreement and that such amounts do not constitute a penalty. If First Valley Bancorp fails to pay the amounts due under Section 7.2(a) with the time periods specified, First Valley Bancorp shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by New England Bancshares in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) Notwithstanding anything to the contrary contained herein, First Valley Bancorp shall be obligated, subject to the terms of this Section 7.2, to pay only one New England Bancshares Fee and any Willful Breach Fee paid to New England Bancshares pursuant to Section 7.3 of this Agreement shall be credited toward the payment of the New England Bancshares Fee.

7.3 Willful Breach Fee

(a) Either party shall pay to the non-breaching party a fee of $750,000 (the “Willful Breach Fee”) if this Agreement is terminated by the non-breaching party pursuant to Section 7.1(e) due to a willful breach of any representation, warranty, covenant or agreement under this Agreement on the second business day following such termination. Except as to New England Bancshares right to a New England Bancshares Termination Fee, payment of the Willful Breach Fee is intended by the parties to be, and shall constitute, liquidated damages and shall be the sole and exclusive remedy and shall be in lieu of any and all claims that the party terminating this Agreement that is entitled to such fee and its officers, directors and stockholders have, or might have against the other party and its respective officers, directors and stockholders for any claims arising from, or relating in any way to, this Agreement, and the party terminating this Agreement that is entitled to such Willful Breach Fee and its officers, directors and stockholders shall not have any other rights to claims against the other parties and their respective officers, directors and shareholders.

(b) Any amount that becomes payable pursuant to Section 7.3(a) shall be paid by wire transfer of immediately available funds to an account designated by the non-breaching party in writing.

(c) The parties acknowledge that the agreement contained in Section 7.3(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement the parties would not have entered into this Agreement, and that such amounts do not constitute a penalty. If the breaching party fails to pay the amounts due under Section 7.3(a) within the time period specified, the breaching party shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the non-breaching party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) Notwithstanding anything to the contrary contained herein, the breaching party shall be obligated, subject to the terms of this Section 7.3, to pay only one Willful Breach Fee.

7.4 Effect of Termination. In the event of termination of this Agreement by either New England Bancshares or First Valley Bancorp as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, and Section 7.3, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2, 7.3 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 and Section 5.14 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of First Valley Bancorp, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of First Valley Bancorp Common Stock or that would contravene any provision of the Maryland Code or the CBCA, or the federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles (except to the extent that mandatory provisions of federal law are applicable).

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to New England Bancshares, to:

David J. O’Connor

President and Chief Executive Officer

855 Enfield Street

Enfield, Connecticut 06082

Facsimile: (860) 253-5205

With copies to:

Muldoon Murphy & Aguggia LLP

5101 Wisconsin Avenue, NW

Washington, DC 20016

Facsimile: (202) 966-9409

Attention: Lawrence M. F. Spaccasi, Esq.

If to First Valley Bancorp, to:

Robert L. Messier, Jr.

President and Chief Executive Officer

Four Riverside Avenue

Bristol, Connecticut 06010

Facsimile: (860) 314-6098

With copies to:

Tyler Cooper & Alcorn, LLP

185 Asylum Street

City Place I, 35th Floor

Hartford, Connecticut 06103

Facsimile: (860) 278-3802

Attention: William W. Bouton, III

8.8 Entire Agreement; etc. This Agreement, together with the Exhibits and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10 Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

New England Bancshares, Inc.

By:	/s/ DAVID J. O’CONNOR
David J. O’Connor
President and Chief Executive Officer

New England Bancshares Acquisition, Inc.

By:	/s/ DAVID J. O’CONNOR
David J. O’Connor
President and Chief Executive Officer

First Valley Bancorp, Inc.

By:	/s/ ROBERT L. MESSIER, JR.
Robert L. Messier, Jr.
President and Chief Executive Officer

Annex B

November 20, 2006

Board of Directors

First Valley Bancorp, Inc.

Four Riverside Avenue

Bristol, CT 06011-1357

Members of the Board:

First Valley Bancorp, Inc. (“FVB”), New England Bancshares, Inc. (“NEB”) and New England Bancshares Acquisition, Inc. (“NEBAI”) have entered into an Agreement and Plan of Merger, dated as of November 20, 2006 (the “Agreement”), pursuant to which FVB will be merged with and into NEBAI, a wholly owned subsidiary of NEB organized to facilitate the business combination as contemplated in the Agreement (the “Merger”). Under the terms of the Agreement, at the time the Merger becomes effective, each share of FVB common stock, no par value, issued and outstanding immediately prior to the Merger (“FVB Shares”) will be converted into the right to receive (a) 0.8907 shares of the common stock, par value $.01 per share, of NEB (“Stock Consideration”) and (b) $9.00 in cash, without interest (“Cash Consideration”), together with the Stock Consideration, the “Per Share Merger Consideration”, provided, however, that the Per Share Merger Consideration shall be increased by the amount equal to the cash dividend declared by NEB in the third quarter of 2007 on its shares of common stock if the Closing does not occur by June 30, 2007 other than as the result of certain action, inaction or delay by FVB. The aggregate of the Cash Consideration and Stock Consideration payable and/or issuable pursuant to the Agreement is referred to herein as the “Merger Consideration”. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of FVB Shares pursuant to the Agreement.

Ostrowski & Company, Inc., (”O&Co”) as part of its advisory business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement dated November 20, 2006; (ii) certain publicly available financial statements and other historical financial information of FVB that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of NEB that we deemed relevant; (iv) internal NEB financial projections for the year ending June 30, 2010 prepared by and reviewed with management of NEB; (v) internal financial projections for FVB for the year ending December 31, 2008 prepared by and reviewed with management of FVB; (vi) the publicly reported historical price and trading activity for FVB’s and NEB’s common stock, including a comparison of certain financial and stock market information for FVB and NEB with similar publicly available information for certain other

Board of Directors

First Valley Bancorp, Inc.

November 20, 2006

companies the securities of which are publicly traded; (vii) the financial terms of certain recent business combinations in the banking and savings institutions industry, to the extent publicly available; (viii) the current market environment generally and the banking environment in particular; and (ix) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of FVB the business, financial condition, results of operations and prospects of FVB and held similar discussion with certain members of senior management of NEB regarding the business, financial condition, results of operations and prospects of NEB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by FVB or NEB or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of FVB and NEB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility of liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, (contingent or otherwise) of FVB or NEB. With respect to the financial projections for FVB and NEB and reviewed with the managements of FVB and NEB and used by O&Co in its analyses, O&Co assumed that they reflected the best currently available estimates and judgments of the respective management of the respective future financial performances of FVB and NEB and that such performances will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in FVB’s or NEB’s assets, financial condition, results of operation, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that FVB and NEB will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice FVB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters related to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based of financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of NEB’s common stock

Board of Directors

First Valley Bancorp, Inc.

November 20, 2006

will be when issued to FVB’s shareholders pursuant to the Agreement or the prices at which FVB’s or NEB’s common stock may trade at any time.

We have acted as FVB’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger, and FVB has agreed to indemnify us against certain liabilities arising out of our engagement.

Our opinion is directed at the Board of Directors of FVB in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of FVB as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness of the Merger Consideration to FVB shareholders from a financial point of view and does not address the underlying business decision of FVB to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for FVB or the effects of any other transaction in which FVB might engage.

Based upon and subject to the foregoing it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of FVB Shares pursuant to the Agreement is fair to such shareholders from a financial point of view.

Very truly yours,

/s/ Ostrowski & Company, Inc.

Annex C

GENERAL STATUTES OF CONNECTICUT

TITLE 33. CORPORATIONS

CHAPTER 601 BUSINESS CORPORATIONS

PART XIII APPRAISAL RIGHTS

§ 33-855. Definitions.

As used in sections 33-855 to 33-872, inclusive:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with another person or is a senior executive thereof. For purposes of subdivision (4) of subsection (b) of section 33-856, a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for purposes of sections 33-862 to 33-872, inclusive, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined: (A) Immediately before the effectuation of the corporate action to which the shareholder objects, (B) using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, and (C) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the certificate of incorporation pursuant to subdivision (5) of subsection (a) of section 33-856.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer and any individual in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

§ 33-856. Right to appraisal.

(a) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1) Consummation of a merger to which the corporation is a party (A) if shareholder approval is required for the merger by section 33-817 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger, or (B) if the corporation is a subsidiary and the merger is governed by section 33-818;

(2) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(3) Consummation of a disposition of assets pursuant to section 33-831 if the shareholder is entitled to vote on the disposition;

(4) An amendment of the certificate of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created; or

(5) Any other merger, share exchange, disposition of assets or amendment to the certificate of incorporation to the extent provided by the certificate of incorporation, the bylaws or a resolution of the board of directors.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3) and (4) of subsection (a) of this section shall be limited in accordance with the following provisions:

(1) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is: (A) Listed on the New York Stock Exchange or the American Stock Exchange or designated as a National Market System security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (B) not so listed or designated but has at least two thousand shareholders and the outstanding shares of such class or series has a market value of at least twenty million dollars, exclusive of the value of such shares held by its subsidiaries, senior executives, directors and beneficial shareholders owning more than ten per cent of such shares.

(2) The applicability of subdivision (1) of this subsection shall be determined as of: (A) The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or (B) the day before the effective date of such corporate action if there is no meeting of shareholders.

(3) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.

(4) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where:

(A) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

(i) Is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of twenty per cent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within one year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

(ii) Directly or indirectly has, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of twenty-five per cent or more of the directors to the board of directors of the corporation; or

(B) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(i) Employment, consulting, retirement or similar benefits established separately and not as part of or in contemplation of the corporate action; or

(ii) Employment, consulting, retirement or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 33-783; or

(iii) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(5) For the purposes of subdivision (4) of this subsection, “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided a member of a National Securities Exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the record holder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(c) Notwithstanding any other provision of this section, the certificate of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the certificate of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

(d) Where the right to be paid the value of shares is made available to a shareholder by this section, such remedy shall be the exclusive remedy as holder of such shares against the corporate transactions described in this section, whether or not the shareholder proceeds as provided in sections 33-855 to 33-872, inclusive.

§ 33-857. Assertion of rights by nominees and beneficial owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder: (1) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subparagraph (B) of subdivision (2) of subsection (b) of section 33-862; and (2) does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

§§ 33-858 and 33-859.

Reserved for future use.

§ 33-860. Notice of appraisal rights.

(a) If proposed corporate action described in subsection (a) of section 33-856 is to be submitted to a vote at a shareholders’ meeting, the meeting notice shall state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under sections 33-855 to 33-872, inclusive. If the corporation concludes that appraisal rights are or may be available, a copy of sections 33-855 to 33-872, inclusive, must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section 33-818, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten days after the corporate action became effective and include the materials described in section 33-862.

§ 33-861. Notice of intent to demand payment.

(a) If proposed corporate action requiring appraisal rights under section 33-856 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares: (1) Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, and (2) must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment under sections 33-855 to 33-872, inclusive.

§ 33-862. Appraisal notice and form.

(a) If proposed corporate action requiring appraisal rights under subsection (a) of section 33-856 becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (1) of subsection (b) of this section to all shareholders who satisfied the requirements of section 33-861. In the case of a merger under section 33-818, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be sent no earlier than the date the corporate action became effective and no later than ten days after such date and shall:

(1) Supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify (A) whether or not those shares for which appraisal rights are asserted were acquired before that date, and (B) that the shareholder did not vote for the transaction;

(2) State:

(A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph (B) of this subdivision;

(B) A date by which the corporation must receive the form which date may not be fewer than forty nor more than sixty days after the date the appraisal notice and form under subsection (a) of this section are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(C) The corporation’s estimate of the fair value of the shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in subparagraph (B) of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) The date by which the notice to withdraw under section 33-863 must be received, which date must be within twenty days after the date specified in subparagraph (B) of this subdivision; and

(3) Be accompanied by a copy of sections 33-855 to 33-872, inclusive.

§ 33-863. Perfection of rights. Right to withdraw.

(a) A shareholder who receives notice pursuant to section 33-862 and who wishes to exercise appraisal rights must certify on the form sent by the corporation whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision (1) of subsection (b) of said section. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 33-867. In addition, a shareholder who wishes to exercise appraisal rights must execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subparagraph (B) of subdivision (2) of subsection (b) of section 33-862. Once a shareholder deposits the shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, the shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subparagraph (E) of subdivision (2) of subsection (b) of section 33-862. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit the shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b) of section 33-862, shall not be entitled to payment under sections 33-855 to 33-872, inclusive.

§ 33-864. Share restrictions.

Section 33-864 is repealed, effective October 1, 2001.

§ 33-865. Payment.

(a) Except as provided in section 33-867, within thirty days after the form required by subparagraph (B) of subdivision (2) of subsection (b) of section 33-862 is due the corporation shall pay in cash to those shareholders who complied with subsection (a) of section 33-863 the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this section shall be accompanied by:

(1) Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares which estimate must equal or exceed the corporation’s estimate given pursuant to subparagraph (C) of subdivision (2) of subsection (b) of section 33-862; and

(3) A statement that shareholders described in subsection (a) of this section have the right to demand further payment under section 33-868 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under sections 33-855 to 33-872.

§ 33-866. Failure to take action.

Section 33-866 is repealed, effective October 1, 2001.

§ 33-867. After-acquired shares.

(a) A corporation may elect to withhold payment required by section 33-865 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision (1) of subsection (b) of section 33-862.

(b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within thirty days after the form required by subparagraph (B) of subdivision (2) of subsection (b) of section 33-862 is due, notify all shareholders who are described in subsection (a) of this section:

(1) Of the information required by subdivision (1) of subsection (b) of section 33-865;

(2) Of the corporation’s estimate of fair value pursuant to subdivision (2) of subsection (b) of section 33-865;

(3) That such shareholders may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand payment under section 33-868;

(4) That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer; and

(5) That those shareholders who do not satisfy the requirements for demanding payment under section 33-868 shall be deemed to have accepted the corporation’s offer.

(c) Within ten days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (2) of subsection (b) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within forty days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (2) of subsection (b) of this section to each shareholder described in subdivision (5) of subsection (b) of this section.

§ 33-868. Procedure if shareholder dissatisfied with payment or offer.

(a) A shareholder paid pursuant to section 33-865 who is dissatisfied with the amount of the payment must notify the corporation in writing of the shareholder’s estimate of the fair value of the shares and demand payment of that estimate, plus interest, less any payment under section 33-865. A shareholder offered payment under section 33-867 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of the shareholder’s demand to be paid the shareholder’s stated estimate of the fair value of the shares plus interest under subsection (a) of this section within thirty days after receiving the corporation’s payment under section 33-865 or offer of payment under section 33-867 waives the right to demand payment under this section and shall be entitled only to the payment made under section 33-865 or the payment offered under section 33-867.

§§ 33-869 and 33-870.

Reserved for future use.

§ 33-871. Court action.

(a) If a shareholder makes demand for payment under section 33-868 which remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 33-868 plus interest.

(b) The corporation shall commence the proceeding in the superior court for the judicial district where a corporation’s principal office or, if none, its registered office in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the superior court for the judicial district where the principal office or registered office of the domestic corporation that merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(e) Each shareholder made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares, or (2) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 33-867.

§ 33-872. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under section 33-871 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

(b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of sections 33-860 to 33-868, inclusive; or (2) against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

(c) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to section 33-865, 33-867 or 33-868, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

§§ 33-873 to 33-879.

Reserved for future use.